NOTICE OF 2012 ANNUAL STOCKHOLDERS MEETING

PROXY STATEMENT

2011 FORM 10-K ANNUAL REPORT

CLOUD PEAK ENERGY®

CLOUD PEAK ENERGY INC.
505 South Gillette Avenue
Gillette, Wyoming 82716

April 5, 2012

Dear Fellow Stockholder:

It is our pleasure to invite you to attend Cloud Peak Energy Inc.'s 2012 Annual Meeting of Stockholders. The 2012 Annual Meeting of Stockholders will be held on Wednesday, May 16, 2012 at 9:00 a.m. Mountain Time, at the Best Western Tower West Lodge, 109 North U.S. Highway 14-16, Gillette, Wyoming 82716.

In connection with the 2012 Annual Meeting of Stockholders, we have enclosed our Notice of Annual Meeting and Proxy Statement describing the business items we plan to address at the meeting, as well as a copy of our annual report on Form 10-K for the year ended December 31, 2011. We also will present a brief report on our business and respond to your questions at the meeting.

Your vote is very important. It is important that beneficial owners instruct their brokers on how they want to vote their shares. Please take the time to cast your vote regardless of the number of shares you own. Many of you will have the option to cast your proxy vote by telephone or via the Internet. These are quick, cost-effective and easy ways for you to submit your proxy. If you vote by telephone or via the Internet, you do not need to return the enclosed proxy card by mail. If you prefer to vote by mail, please sign, date and return the enclosed proxy card in the postage-paid envelope provided.

A copy of our 2011 Annual Corporate Report is also enclosed. The 2011 Annual Corporate Report is not part of the proxy soliciting material enclosed with this letter. The 2011 Annual Corporate Report is also available on our website at *www.cloudpeakenergy.com*, in the "News—Publications" section.

We look forward to seeing you on May 16th.

Sincerely,

Keith Bailey
Chairman of the Board

Colin Marshall
President, Chief Executive Officer and Director

CLOUD PEAK ENERGY INC.

505 South Gillette Avenue
Gillette, Wyoming 82716

April 5, 2012

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 16, 2012

As a stockholder of Cloud Peak Energy Inc., a Delaware corporation, you are hereby given notice of, and invited to attend in person or by proxy, Cloud Peak Energy Inc.'s 2012 Annual Meeting of Stockholders. The 2012 Annual Meeting of Stockholders will be held at the **Best Western Tower West Lodge, 109 North U.S. Highway 14-16, Gillette, Wyoming 82716, on Wednesday, May 16, 2012, at 9:00 a.m. Mountain Time**, for the following purposes:

1. To elect two Class III members of the Board of Directors of Cloud Peak Energy Inc. (the "Board") named in the Proxy Statement, each for a term of three years;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2012 fiscal year;
3. To approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in the Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission (the "SEC"); and
4. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

The Board has fixed the close of business on March 23, 2012 as the record date for the determination of stockholders entitled to notice of and to vote at the 2012 Annual Meeting of Stockholders and any adjournment or postponement thereof.

Pursuant to rules promulgated by the SEC, we have elected to provide access to our proxy materials by sending you this full set of proxy materials, including a proxy card. Our annual report on Form 10-K for the year ended December 31, 2011 (the "Form 10-K") (which we are distributing in lieu of a separate annual report to stockholders) is included with this Notice of Annual Meeting and Proxy Statement, and is not a part of our proxy solicitation materials. Most stockholders have a choice of submitting a proxy (1) via the Internet, (2) by telephone, or (3) by mail using a traditional proxy card. Please refer to the proxy card or other voting instructions included with these proxy materials for information on the voting methods available to you. **Your vote is important. We urge you to review the accompanying Proxy Statement carefully and to submit your proxy as soon as possible so that your shares will be represented at the meeting.**

Thank you for your continued interest and support.

By Order of the Board of Directors,

Amy Stefonick
Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 16, 2012

This Notice of Annual Meeting and Proxy Statement and the Form 10-K, are available on our website at *www.cloudpeakenergy.com*, in the "SEC Filings" subsection of the "Investor Relations" section. Additionally, you may access the Notice of Annual Meeting and Proxy Statement and the Form 10-K at *http://www.edocumentview.com/CLD*.

PROXY STATEMENT TABLE OF CONTENTS

CLOUD PEAK ENERGY INC.

505 South Gillette Avenue
Gillette, Wyoming 82716

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 16, 2012

This Proxy Statement is being furnished to you in connection with the solicitation of proxies by the Board of Directors of Cloud Peak Energy Inc. (the "Board") for use at Cloud Peak Energy Inc.'s 2012 Annual Meeting of Stockholders. In this Proxy Statement, references to "Cloud Peak Energy," the "company," "we," "us," "our" and similar expressions refer to Cloud Peak Energy Inc., unless the context of a particular reference provides otherwise. Although we refer to our website and other websites in this Proxy Statement, the information contained on our website or other websites is not a part of this Proxy Statement.

GENERAL INFORMATION

2012 Annual Meeting Date and Location

Our 2012 Annual Meeting of Stockholders will be held on Wednesday, May 16, 2012, at 9:00 a.m. Mountain Time at the Best Western Tower West Lodge, 109 North U.S. Highway 14-16, Gillette, Wyoming 82716, or at such other time and place to which the meeting may be adjourned or postponed. References in this Proxy Statement to the 2012 Annual Meeting of Stockholders also refer to any adjournments, postponements or changes in location of the meeting, to the extent applicable.

Delivery of Proxy Materials

Mailing Date

The approximate date on which this Notice of Annual Meeting and Proxy Statement are first being sent or given to stockholders is April 5, 2012.

Stockholders Sharing an Address

Registered Stockholders—Each registered stockholder (meaning you own shares in your own name on the books of our transfer agent, Computershare Investor Services) will receive one copy per account of each of our Notice of Annual Meeting and Proxy Statement and our annual report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the "SEC") on February 17, 2012 (the "Form 10-K") regardless of whether you have the same address as another registered stockholder.

Street Name Stockholders—If your shares are held in "street name" (that is, in the name of a bank, broker or other holder of record), applicable rules permit brokerage firms and our company, under certain circumstances, to send one Notice of Annual Meeting and Proxy Statement and the Form 10-K to multiple stockholders who share the same address. This practice is known as "householding." Householding saves printing and postage costs by reducing duplicate mailings. If you hold your shares through a broker, you may have consented to reducing the number of copies of materials delivered to your address. In the event that you wish to revoke a "householding" consent you previously provided to a broker, you must contact that broker to revoke your consent. In addition, if you wish to receive an additional Notice of Annual Meeting and Proxy Statement for the 2012 Annual Meeting of Stockholders, you may find these materials on our website at *www.cloudpeakenergy.com*, in the "SEC Filings" subsection of the "Investor Relations" section, or you may contact your broker directly. If your household is receiving multiple copies of our Notice of Annual Meeting and Proxy Statement and the Form 10-K and you wish to request delivery of a single copy, you should contact your broker directly.

Electronic Access and Electronic Delivery Option

This Notice of Annual Meeting and Proxy Statement and the Form 10-K are available on our website at *www.cloudpeakenergy.com*, in the "SEC Filings" subsection under the "Investor Relations" section. Instead of receiving paper copies of proxy materials by mail, many stockholders can elect to receive an e-mail message that will provide a link to those documents on the Internet. By opting to access your proxy materials via the Internet, you will gain faster access to your proxy materials, save the company the cost of producing and mailing documents to you and reduce the amount of mail you receive.

Stockholders of record may enroll in the electronic proxy materials access option for future annual meetings of stockholders by registering online with our transfer agent at *www.computershare.com*. Street name stockholders who wish to enroll for electronic access should review the information provided to them by their bank or broker with their proxy materials.

Voting

Stockholders Entitled to Vote

The record date for determining the common stockholders entitled to notice of and to vote at the meeting and any adjournment or postponement thereof was the close of business on March 23, 2012, at which time we had issued and outstanding 60,922,375 shares of common stock, which were held by 1,348 holders of record. Please refer to "Security Ownership of Management and Principal Stockholders" for information about common stock beneficially owned by our directors, executive officers and principal stockholders as of the date indicated in such section. Stockholders of record are entitled to one vote for each share of common stock owned as of the record date. The officer of the company who is in charge of the stock ledger of Cloud Peak Energy will prepare, at least ten days prior to the 2012 Annual Meeting of Stockholders, a complete list of the stockholders entitled to vote at the meeting. Such list will be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting during ordinary business hours at our principal executive offices located at 505 South Gillette Avenue, Gillette, Wyoming 82716. The list will also be available at the 2012 Annual Meeting of Stockholders for inspection by any stockholder who is present.

Voting of Proxies by Management Proxy Holders

The Board has appointed Mr. Bryan Pechersky, our Senior Vice President and General Counsel, and Ms. Amy Stefonick, our Corporate Secretary, as the management proxy holders for the 2012 Annual Meeting of Stockholders. Your shares will be voted by the management proxy holders in accordance with the instructions on the proxy card that you properly execute and submit. For stockholders who return their proxy card without indicating how to vote their shares, the proxy will be voted as the Board recommends, which is:

- *Proposal I (Election of Directors)*—**FOR** the election of each of the persons named under "PROPOSAL I—ELECTION OF DIRECTORS" as nominees for election as Class III directors;

- *Proposal II (Ratification of the Appointment of Independent Auditors)*—**FOR** the proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (independent auditors) for fiscal year 2012; and
- *Proposal III (Advisory Vote to Approve the Compensation of Named Executive Officers)*—**FOR** the approval, on an advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant Item 402 of Regulation S-K promulgated by the SEC.

As of the date of printing this Proxy Statement, the Board is not aware of any other business or nominee to be presented or voted upon at the 2012 Annual Meeting of Stockholders. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the management proxy holders discretionary authority to vote the proxies in accordance with their best judgment in the interest of the company.

Quorum; Required Votes; Majority Voting Policy for Directors

The holders of a majority of the voting power of the issued and outstanding stock of the company entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the 2012 Annual Meeting of Stockholders. Each vote represented at the meeting in person or by proxy will be counted toward a quorum. Abstentions and "broker non-votes" are counted as present at the annual meeting for purposes of determining whether a quorum is present. If a quorum is not present, the meeting may be adjourned or postponed from time to time until a quorum is obtained.

Under the current rules of the New York Stock Exchange ("NYSE"), brokers holding shares of record for a customer have the discretionary authority to vote on certain proposals if the brokers do not receive timely instructions from the customer regarding how the customer wants the shares voted. However, there are also certain proposals for which brokers do not have discretionary authority to vote if they do not receive timely instructions from the customer. When a broker does not have discretion to vote on a particular matter and the customer has not given timely instructions on how the broker should vote, a "broker non-vote" results. Broker non-votes will not affect the outcome of the vote on proposals for which brokers do not have discretionary authority. Brokers have discretionary authority to vote on the proposal related to the ratification of PricewaterhouseCoopers LLP as the company's independent auditor in the absence of timely instructions from their customers. However, brokers do not have discretionary authority in the absence of timely instructions from their customers to vote on any of the other matters that will be considered at the 2012 Annual Meeting of Stockholders (*i.e.*, Proposals I and III). Therefore, it is particularly important that beneficial owners instruct their brokers on how they want to vote their shares.

- *Proposal I (Election of Directors)*—We have adopted a majority voting policy with respect to the Board. In accordance with our amended and restated bylaws, in order for a nominee to be elected as a Class III director, a Class III director nominee must receive more votes cast for than against his election. This policy does not apply if we have received a stockholder nominee for director or notice of an intention to nominate a competing candidate, and such stockholder nomination has not been withdrawn by the tenth day before we mail our notice of meeting to stockholders. Abstentions to this proposal are not considered votes cast and do not affect the outcome. The Board shall nominate for election as director only a candidate who agrees to tender promptly following the annual meeting at which he is elected an irrevocable resignation that will become effective upon (i) the failure to receive the required vote at the annual meeting at which the director faces election, and (ii) Board acceptance of such resignation based on any factors deemed relevant by the Board. Our nominees for director have each signed such a resignation letter. Refer to our amended and restated bylaws for a complete description of our majority voting policy.

- *Proposal II (Ratification of the Appointment of Independent Auditors)*—In accordance with our amended and restated bylaws, to ratify the appointment of PricewaterhouseCoopers LLP as our independent auditors for fiscal year 2012, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for the ratification. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal.
- *Proposal III (Advisory Vote to Approve the Compensation of Named Executive Officers)*—To approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the SEC, the holders of a majority of the voting power of the issued and outstanding stock of Cloud Peak Energy present in person or represented by proxy and entitled to vote must vote for such approval. Abstentions to this proposal are treated as present or represented and voting and will have the same effect as a vote against this proposal. This advisory vote on executive compensation is not binding on the company, the Compensation Committee or the Board. However, the Compensation Committee and the Board will take into account the result of the vote when determining future executive compensation programs.

A representative of our transfer agent, Computershare Investor Services, will tabulate the votes and act as inspector of elections.

Voting Procedures

Registered Stockholders—If you are a registered stockholder, you may vote your shares or submit a proxy to have your shares voted by one of the following methods:

- *By Internet.* You may submit a proxy electronically via the Internet, using the website listed on the proxy card. Please have your proxy card in hand when you log onto the website. Internet voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *By Telephone.* You may submit a proxy by telephone using the toll-free number listed on the proxy card. Please have your proxy card in hand when you call. Telephone voting facilities will close and no longer be available on the date and time specified on the proxy card.
- *By Mail.* You may submit a proxy by signing, dating and returning your proxy card in the enclosed pre-addressed envelope.
- *In Person.* You may vote in person at the 2012 Annual Meeting of Stockholders by completing a ballot; however, attending the meeting without completing a ballot will not count as a vote. Directions to the meeting are provided at the back of this proxy statement.

Street Name Stockholders—If your shares are held in street name, you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Internet and/or telephone voting will also be offered to stockholders owning shares through most banks and brokers.

Revoking Your Proxy

If you are a registered stockholder, you may revoke your proxy or change your vote at any time before the shares are voted at the 2012 Annual Meeting of Stockholders by:

- timely delivering a valid, later-dated executed proxy card;

- timely submitting a proxy with new voting instructions using the telephone or Internet voting system;
- voting in person at the meeting by completing a ballot (attending the meeting without completing a ballot will not revoke any previously submitted proxy); or
- filing a written notice of revocation received by the General Counsel of Cloud Peak Energy Inc. at 505 South Gillette Avenue, Gillette, Wyoming 82716, by 5:00 p.m., Mountain Time, on Tuesday, May 15, 2012.

If you are a street name stockholder and you vote by proxy, you may change your vote by submitting new voting instructions to your bank, broker or nominee in accordance with such bank's, broker's or nominee's procedures.

Annual Meeting Admission

If you wish to attend the 2012 Annual Meeting of Stockholders in person, you must present a form of personal identification. If you are a beneficial owner of Cloud Peak Energy common stock that is held of record by a bank, broker or other nominee, you will also need to provide proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the meeting.

Solicitation Expenses

We will bear all costs incurred in the solicitation of proxies, including the preparation, printing and mailing of the Notice of Annual Meeting and Proxy Statement and the related materials. In addition to solicitation by mail, our directors, officers and employees may solicit proxies personally or by telephone, e-mail, facsimile or other means, without additional compensation. We have also retained MacKenzie Partners Inc. for proxy solicitation and related services in connection with our 2012 Annual Meeting of Stockholders. Under our agreement with MacKenzie Partners, MacKenzie Partners will receive a fee of $7,500 and we will reimburse MacKenzie Partners for reasonable and customary out-of-pocket expenses incurred in performing such services. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares of common stock held by such persons, and we may reimburse these brokerage houses and other custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Copies of the Annual Report

Upon written request, we will provide any stockholder, without charge, a copy of the Form 10-K, but without exhibits. Stockholders should direct requests to Cloud Peak Energy Inc., Attn: General Counsel, 505 South Gillette Avenue, Gillette, Wyoming 82716. Our Form 10-K and the exhibits filed with it are available on our website, *www.cloudpeakenergy.com* in the "SEC Filings" subsection in the "Investor Relations" section. These materials do not constitute a part of the proxy solicitation material.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") and related rules of the SEC require our directors and officers, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file. We assist our directors and executive officers in making their Section 16(a) filings pursuant to powers of attorney granted by our insiders on the basis of information obtained from them and our records.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to Cloud Peak Energy during 2011 and Forms 5 and amendments thereto furnished to the company with respect to 2011, including those reports that we have filed on behalf of our directors and executive officers pursuant to powers of attorney, no director, officer, beneficial owner of more than 10% of the outstanding common stock of the company, or any other person subject to Section 16 of the Exchange Act, failed to file on a timely basis during 2011.

PROPOSAL I
ELECTION OF DIRECTORS

Election of Class III Directors

As of the date of mailing, we have eight members on our Board. However, Mr. Tong has provided notice to the Board that he will not stand for election at the 2012 Annual Meeting of Stockholders. Accordingly, the Board intends to reduce its size to seven members effective immediately prior to the 2012 Annual Meeting of Stockholders. Pursuant to our amended and restated certificate of incorporation and our amended and restated bylaws, our Board is divided into three classes, each of which serves for a three-year term. One class of directors is elected each year at the annual meeting of stockholders. The current term of our Class III directors will expire at the 2012 Annual Meeting of Stockholders. The current term of our Class I directors will expire at the annual meeting of stockholders in 2013, and the current term of our Class II directors will expire at the annual meeting of stockholders in 2014. The Class III directors elected at the 2012 Annual Meeting of Stockholders will serve for a term of three years, which expires at the annual meeting of stockholders in 2015 or when their successors are duly elected and qualified.

The nominees for Class III directors are (1) Colin Marshall and (2) Steven Nance, each of whom is a current member of our Board and was recommended for election by our Nominating and Corporate Governance Committee. Each of the nominees has indicated his willingness to serve as a member of the Board if elected. If, however, a nominee is unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board may recommend, or the Board may reduce the number of directors to eliminate the vacancy, and if any director is unable to serve his or her full term, the Board may by resolution reduce the number of directors or by a majority vote of the directors then in office may designate a substitute to serve until the annual meeting of stockholders in 2015.

The following table sets forth, as of the meeting date, certain information about our current directors and nominees:

Name	Age	Position	Class
Keith Bailey	70	Director; Chairman of the Board	I
Patrick Condon	63	Director	I
William Owens	61	Director	I
William Fox III	66	Director	II
James Voorhees	58	Director	II
Colin Marshall	48	President, Chief Executive Officer and Director Nominee	III
Steven Nance	55	Director Nominee	III
Chris Tong	55	Director(1)	III

(1) On March 5, 2012, Mr. Tong provided notice to the Board that he will not stand for election at the 2012 Annual Meeting of Stockholders.

Below are summaries of the background, business experience, attributes, qualifications and skills of the current directors of the company and director nominees.

Keith Bailey has served as Chairman of our Board since September 2009. From 1994 until his retirement from full time employment in 2002, Mr. Bailey served as chief executive officer and chairman of the board of directors of Williams Companies, Inc., an energy and communications company. Mr. Bailey also served as Williams Companies, Inc.'s president from 1992 to 2001 and chief financial officer from 1986 to 1992. Mr. Bailey has served on the board of directors of APCO Oil & Gas International, Inc. since 1988 and currently serves on its audit and nominating committees. Mr. Bailey has served on the board of directors of Aegis Insurance Services Ltd., an insurance company, since 2002 and currently serves on its investment committee. Mr. Bailey has served on the board of directors of Integrys Energy Group, Inc., a natural gas and electric utility company, since 2005 and currently serves as the chairman of its finance committee and serves on its audit committee. Mr. Bailey has served on the board of directors of Markwest Energy Partners, L.P., a natural gas gathering and processing company, since 2005 and currently serves as the chairman of its compensation committee and also serves on its nominating and governance committee. Mr. Bailey holds a bachelor of science in mechanical engineering from the Missouri School of Mines and Metallurgy.

Qualifications of Mr. Bailey: Mr. Bailey has over forty years' executive experience in the energy business, particularly with respect to oil and gas and coal, and over twenty years as a public company director. Mr. Bailey offers extensive senior leadership and energy industry expertise to our Board, as well as significant corporate governance experience with his years in leadership and board positions with other public companies.

Patrick Condon has served as director since March 2012. Mr. Condon is a retired partner and currently a consultant to Deloitte & Touche LLP. He joined Deloitte & Touche in 2002, where he provided various consulting and attest services to clients until his retirement in 2011. Mr. Condon also held a number of regional and national leadership roles within Deloitte & Touche. Mr. Condon worked for Arthur Andersen LLP from 1970 to 2002, providing various consulting and attest services. Mr. Condon earned a Bachelor of Science in Business Administration degree in Accounting from John Carroll University and is a certified public accountant.

Qualifications of Mr. Condon: Mr. Condon has over forty years' experience in accounting and finance, with a focus in leadership and strategy. His qualifications as a financial expert provide an essential skill set to the Board and the Audit Committee.

William Owens has served as a director since January 2010. The Honorable Mr. Owens served as Governor of Colorado from January 1999 to January 2007. Mr. Owens is also a member of Bill Owens LLC, through which he has conducted his consulting business since January 2007. Mr. Owens has served on the board of directors and audit committee of Key Energy Services Inc., an oil well services company, since January 2007. Mr. Owens has served on the board of directors and investment and strategy committee of Far Eastern Shipping Company, a Russian shipping and railroad company, since 2007. Mr. Owens has served on the board of directors of Vision Logistics, a private oil field transportation company, since 2008, and on the audit committee since 2011. Mr. Owens has served on the board of directors and member of the compensation and benefits and nominating and corporate governance committees for Federal Signal Corporation, a global designer and manufacturer of safety and security, environmental, technology, and fire rescue products and solutions for municipal, governmental, industrial and institutional customers, since April 2011. Mr. Owens served on the board of directors of Great Western Oil and Gas, a private oil and gas exploration and production company, from 2008 to 2011. Mr. Owens served on the board of directors and audit committee of Keating Capital, a business development company from 2009 to 2011. From 2007 through 2009, Mr. Owens served on the board of directors and audit and nominating committees of Highland Acquisition Corp.

Mr. Owens holds a Bachelor of Science degree from Stephen F. Austin State University and a Master's in public affairs from the University of Texas.

Qualifications of Mr. Owens: Mr. Owens' experience in public affairs makes him well suited to provide strategic lobbying and public affairs advice to the Board. He also has extensive experience in the energy industry, including coal, oil and gas and renewable energy sources. Mr. Owens' contacts in government and the energy industry are a significant benefit to the Board and the Nominating and Corporate Governance Committee which he chairs. Mr. Owens also has experience serving on the boards of other public companies.

William Fox III has served as a director since October 2009. Mr. Fox was with Citigroup Inc., a global financial services company, and its predecessors for 36 years engaged in corporate lending, and served as a senior credit officer from 1978 until his retirement in 2003. From 1989 until his retirement in 2003, Mr. Fox served as Managing Director, Global Industry Head, Global Energy and Mining of Citigroup. Prior to that, Mr. Fox was Citigroup's Managing Director, North American Energy and Vice President, Petroleum Department. Mr. Fox has served on the board of directors of Rowan Companies, Inc., a provider of international and domestic contract drilling services, since 2001 and currently serves as the chairman of its audit committee and as a member of its nominating and corporate governance committee. Mr. Fox holds a bachelor of arts degree in economics from Trinity College.

Qualifications of Mr. Fox: Mr. Fox has over thirty years' experience in commercial banking with a focus in lending to energy companies. In addition, his qualifications as a financial expert provide an essential skill set to the Board and the Audit Committee.

James Voorhees has served as a director since March 2011. From 1999 until his retirement in 2007, Mr. Voorhees served as Chief Operating Officer of Glamis Gold Ltd., a gold mining company. Prior to joining Glamis, Mr. Voorhees served as Director of Project Management at Newmont Mining Corporation, an international gold mining company. Prior to that, Mr. Voorhees served as General Manager of Newmont's Twin Creeks Gold Mine. Since his retirement in 2007, Mr. Voorhees has acted as a consultant in the minerals and construction industries. Mr. Voorhees has served on the boards of directors of Tahoe Resources Inc., a precious metals exploration company, since 2010, and Trinity Mining Holdings A.G., a mining exploration company specializing in gold projects, since 2008. Mr. Voorhees holds a B.S. degree in Mining Engineering from the University of Nevada and is a registered professional engineer.

Qualifications of Mr. Voorhees: Mr. Voorhees has over thirty years' experience in coal and minerals mining, and over a decade of experience in senior and executive leadership positions in these industries. Mr. Voorhees's strong mining background brings valuable knowledge to the Board of safety and environmental issues unique to the mining industry, providing a key skill set for our Health, Safety, Environment and Communities Committee.

Colin Marshall has served as our President, Chief Executive Officer and a director since July 2008. Previously, he served as the President and Chief Executive Officer of Rio Tinto Energy America Inc. ("RTEA"), an indirect subsidiary of Rio Tinto plc and the former parent company of Cloud Peak Energy Resources LLC ("CPE Resources"), the company's wholly-owned subsidiary, from June 2006 until November 2009. From March 2004 to May 2006, Mr. Marshall served as General Manager of Rio Tinto's Pilbara Iron's west Pilbara iron ore operations in Tom Price, West Australia, from June 2001 to March 2004, he served as General Manager of RTEA's Cordero Rojo mine in Wyoming, and from August 2000 to June 2001, he served as Operations Manager of RTEA's Cordero Rojo mine. Mr. Marshall worked for Rio Tinto plc in London as an analyst in the Business Evaluation Department from 1992 to 1996. From 1996 to 2000, he was Finance Director of the Rio Tinto Pacific Coal business unit based in Brisbane Australia. Mr. Marshall holds a bachelor of engineering degree and a master's degree in mechanical engineering from Brunel University and a master of business administration from the London Business School.

Qualifications of Mr. Marshall: In his position as President and Chief Executive Officer, making him the senior most executive of the company, Mr. Marshall provides the Board with a key perspective into the operations of the business, including the operations and marketing challenges it faces. Mr. Marshall has almost twenty years' financial and operational experience in the mining industry.

Steven Nance has served as a director since January 2010. Mr. Nance has been the president and manager of Steele Creek Energy, LLC, a company dealing primarily in oil and gas investments, since 2010. Mr. Nance was appointed to the board of directors of The Williams Companies, Inc. in January 2012 and currently serves on its compensation and nominating and governance committees. Mr. Nance has also served as president and sole director of Steele Creek Investment Company, the predecessor entity which held Mr. Nance's oil and gas ownership, since 1997. Since 2007, Steele Creek Investment Company and Mr. Nance have provided consulting services on matters such as oil and gas investments, succession planning, coaching and leadership development. From 2000 until 2007, Mr. Nance served as the president of Peoples Energy Production Company, an oil and gas exploration and production company. Mr. Nance holds a bachelor of science degree in petroleum engineering from Texas Tech University and is a registered professional engineer (inactive status).

Qualifications of Mr. Nance: Mr. Nance has over thirty years' experience in the oil and gas industry and has significant experience in senior executive positions, as well as merger and acquisition activities in these industries. Mr. Nance has experience in risk management and, along with his perspective as a former executive, brings a wealth of broad corporate knowledge to the Board.

Chris Tong has served as a director since October 2009. From 2005 until his retirement in August 2009, Mr. Tong served as senior vice president and chief financial officer of Noble Energy, Inc., a company engaged in worldwide oil and gas exploration and production. From 1997 to 2004, Mr. Tong served as a senior vice president and chief financial officer of Magnum Hunter Resources, Inc., an oil and gas exploration and production company. Mr. Tong has served on the board of directors of Targa Resources Corp., a provider of integrated midstream natural gas services, since 2006 and he currently serves as the chairman of its audit committee. In February 2011, Mr. Tong began serving as a director and chairman of the audit committee of Kosmos Energy, a private oil exploration and production company. Mr. Tong holds a bachelor of arts degree in economics from the University of Southwestern Louisiana.

Qualifications of Mr. Tong: Mr. Tong has experience as a Fortune 500 chief financial officer in the energy industry and has thirty years' experience as a financial executive. His experience also includes work in the banking industry with a focus on the energy sector and serving on the boards of other public companies. He brings significant financial, capital markets and energy industry experience to the Board and in his position as the chairman of our Audit Committee.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** the election of each of the Class III director nominees named above. The management proxy holders will vote all properly submitted proxies **FOR** election unless instructed otherwise.

EXECUTIVE OFFICERS

This section provides information regarding the background, business experience, attributes, qualifications and skills of our current executive officers, other than Mr. Colin Marshall, President, Chief Executive Officer and Director Nominee. Refer to the table above under "PROPOSAL I—ELECTION OF DIRECTORS" for biographical and related information regarding Mr. Marshall.

Name	Age*	Position(s)
Michael Barrett	43	Executive Vice President and Chief Financial Officer
Gary Rivenes	42	Executive Vice President and Chief Operating Officer
Cary Martin	60	Senior Vice President, Human Resources
Todd Myers	48	Senior Vice President, Business Development
James Orchard	51	Senior Vice President, Marketing and Government Affairs
Bryan Pechersky	41	Senior Vice President and General Counsel
A. Nick Taylor	61	Senior Vice President, Technical Services
Heath Hill	41	Vice President and Chief Accounting Officer

* As of the meeting date.

Michael Barrett has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, he served as Chief Financial Officer of RTEA from April 2007 until November 2009, and as Acting Chief Financial Officer of RTEA from January 2007 to March 2007. From November 2004 to April 2007, Mr. Barrett served as Director, Finance & Commercial Analysis of RTEA, and from December 2001 to November 2004, he served as Principal Business Analyst of Rio Tinto Iron Ore's new business development group. From May 1997 to May 2000, Mr. Barrett worked as a Senior Business Analyst for WMC Resources Ltd, a mining company, and was Chief Financial Officer and Finance Director of Medtech Ltd. and Auxcis Ltd., two technology companies listed on the Australian stock exchange, from May 2000 to December 2001. From August 1991 to May 1997, he held positions with PricewaterhouseCoopers in England and Australia. Mr. Barrett received his bachelor's degree with joint honors in economics and accounting from Southampton University and is a Chartered Accountant.

Gary Rivenes has served as our Executive Vice President and Chief Operating Officer since October 2009. Previously, he served as Vice President, Operations, of RTEA from December 2008 until November 2009, and as Acting Vice President, Operations, of RTEA from January 2008 to November 2008. From September 2007 to December 2007, Mr. Rivenes served as General Manager for RTEA's Jacobs Ranch mine, from October 2006 to September 2007, he served as General Manager for RTEA's Antelope mine and from November 2003 to September 2006, he served as Manager, Mine Operations for RTEA's Antelope mine. Prior to that, he worked for RTEA in a variety of operational and technical positions for RTEA's Antelope, Colowyo and Jacobs Ranch mines since 1992. Mr. Rivenes holds a bachelor of science in mining engineering from Montana College of Mineral, Science & Technology.

Cary Martin has served as our Senior Vice President of Human Resources since October 2009. Previously, he served as Vice President / Corporate Officer of Human Resources for OGE Energy Corp., an electric utility and natural gas processing holding company from September 2006 until March 2008, and as a Segment Vice President for several different divisions of SPX Corporation, an international multi-industry manufacturing and services company from December 1999 until May 2006. In these capacities, Mr. Martin's responsibilities included oversight of employee and labor relations, workforce planning, employee development, compensation administration, policies and procedures and other responsibilities that are common for a human resources executive. From 1982 until 1999, Mr. Martin served in various management and officer positions for industries ranging from medical facilities to cable manufacturers. Mr. Martin received his bachelor's degree in Business Administration from the University of Missouri and his master's degree in Management Sciences from St. Louis University.

Todd Myers has served as our Senior Vice President, Business Development since July 2010. Previously, he served as President of Westmoreland Coal Sales Company. Prior to that, Mr. Myers served in other senior leadership positions with Westmoreland Coal Company in marketing and business development during two periods dating to 1989. In his various capacities with Westmoreland, Mr. Myers's responsibilities included developing and implementing corporate merger and acquisition strategies, divesting coal related assets, negotiating complex transactions and other responsibilities generally attributable to the management of coal businesses. Mr. Myers also spent five years with RDI Consulting, a leading consulting firm in the energy industry, where he led the energy and environment consulting practice. In 1987, Mr. Myers served as a staff assistant in the U.S. House of Representatives. Mr. Myers earned his bachelor of arts in political science from Pennsylvania State University in University Park, Pennsylvania, and his masters in international management from the Thunderbird Graduate School of Global Management in Glendale, Arizona.

James Orchard has served as our Senior Vice President, Marketing and Government Affairs since October 2009. Previously, he served as Vice President, Marketing and Sustainable Development for RTEA from March 2008 until November 2009. From January 2005 to March 2008, Mr. Orchard was Director of Customer Service for RTEA. Prior to that he worked for Rio Tinto's Aluminum division in Australia and New Zealand for over 17 years, where he held a number of technical, operating, process improvement and marketing positions, including as manager of Metal Products from January 2001 to January 2005. Mr. Orchard graduated from the University of New South Wales with a bachelor of science and a PhD in industrial chemistry.

Bryan Pechersky has served as our Senior Vice President and General Counsel since January 2010. Previously, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a worldwide, direct and targeted marketing company from March 2007 to January 2010. Prior to that, he also served as Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a global movie and game entertainment retailer from October 2005 to March 2007, and was Deputy General Counsel and Secretary for Unocal Corporation, an international energy company acquired by Chevron Corporation in 2005, from March 2004 until October 2005. While in these capacities, Mr. Pechersky's responsibilities included advising on various legal, regulatory and compliance matters, transactions and other responsibilities that are common for a general counsel and corporate secretary. Mr. Pechersky was in private practice for approximately seven years with the international law firm Vinson & Elkins L.L.P. before joining Unocal Corporation. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska, Chief Judge of the U.S. District Court for the Southern District of New York in 1995 and 1996. Mr. Pechersky earned his bachelor's degree and Juris Doctorate from the University of Texas, Austin, Texas.

A. Nick Taylor has served as our Senior Vice President, Technical Services since October 2009. Previously, he served as RTEA's Vice President of Technical Services & Business Improvement Process from October 2005 until November 2009. Prior to that, Mr. Taylor worked for Rio Tinto Technical Services in Sydney providing advice to Rio Tinto mining operations worldwide from 1992 to 2005, at its Bougainville Copper operations in New Guinea from 1980 to 1981, and at its Rossing Uranium operations in Namibia from 1976 to 1980. Additionally, he worked for Nchanga Consolidated Copper Mines in Zambia from 1973 to 1976, and as a mining consultant in Australia between 1981 and 1992. Mr. Taylor graduated from the University of Wales with a bachelor of science degree in mineral exploitation.

Heath Hill has served as our Vice President and Chief Accounting Officer since September 2010. Previously, Mr. Hill served in various capacities with PricewaterhouseCoopers LLP, our independent public accountants, from September 1998 to September 2010, including Senior Manager from September 2006 to September 2010, and Manager from September 2003 to September 2006. While with PricewaterhouseCoopers LLP, Mr. Hill's responsibilities included assurance services primarily related to SEC registrants, including annual audits of financial statements and internal controls, public debt offerings and IPO transactions. From June 2003 to June 2005 he held a position with PricewaterhouseCoopers in Germany serving U.S. registrants throughout Europe. Mr. Hill never worked on any engagements or projects for Cloud Peak Energy Inc. or its predecessor, Rio Tinto, while he was with PricewaterhouseCoopers LLP. Mr. Hill earned his bachelor's degree in accounting from the University of Northern Colorado and is an active Certified Public Accountant.

CORPORATE GOVERNANCE

We believe that strong corporate governance helps to ensure that our company is managed for the long-term benefit of our stockholders. As part of our commitment to corporate governance leadership and our compliance with the listing standards of the NYSE and SEC regulations, we have adopted various charters, policies and procedures. You can access and print, free of charge, the charters of our Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Health, Safety, Environment and Communities Committee, as well as our Corporate Governance Guidelines, Code of Conduct, Code of Ethics for Principal Executive and Senior Officers and certain other policies and procedures at our website at *www.cloudpeakenergy.com* in the "Corporate Governance" and "Committee Charters" subsections in the "Investor Relations" section. Additionally, stockholders can request copies of any of these documents free of charge by submitting a written request to Cloud Peak Energy Inc., Attn: General Counsel, 505 South Gillette Avenue, Gillette, Wyoming 82716.

The Board periodically reviews these materials and updates them based on changes in Delaware corporate law, the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. From time to time, we expect these materials will be modified in response to changing regulatory requirements, evolving practices, concerns of our stockholders and other stakeholders and otherwise as circumstances warrant. We encourage you to check our website periodically for the most recent versions of our governance materials.

Board Leadership Structure

Cloud Peak Energy's Chairman of the Board and Chief Executive Officer positions are separate. Our Board is composed of a majority of independent directors. The only member of our Board who is not considered independent is Mr. Marshall, our President and Chief Executive Officer. In addition, our Audit, Compensation and Nominating and Corporate Governance Committees, each as described below, are each composed of entirely independent directors, including the chairman of each committee. The Board believes that the Health, Safety, Environment and Communities Committee is best served by including Mr. Marshall as a member and has appointed an independent director as the chairman of that Committee.

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to provide independent oversight of management. The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. We believe the number of independent directors that make up our Board, along with the oversight provided by our independent Chairman of the Board, benefits the company and our stockholders. The Board and independent directors consider the Board's leadership structure on a regular basis.

Board's Role in Risk Oversight

Generally speaking, the Board executes oversight responsibility for risk management directly and through its committees, as follows:

- The Audit Committee has primary responsibility for overseeing and discussing with management the process for identifying and classifying the company's principal risks and identifying appropriate steps to monitor and control such exposures. The company's Internal Auditor, who reports directly to the Audit Committee and administratively to our Senior Vice President and General Counsel, performs risk assessments and conducts audits of high risk areas accordingly. The Audit Committee's meeting agendas are planned to include discussions of significant individual risk areas throughout the year. In addition, the Audit Committee has certain oversight responsibilities with respect to our compliance program.
- The Board's other committees (Compensation Committee, Nominating and Corporate Governance Committee, and Health, Safety, Environment and Communities Committee) oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.
- The Board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairmen to the full Board. These reports are presented at regular Board meetings and include discussions of committee agenda topics, including matters involving risk oversight. For additional information about the activities and responsibilities of the Board's committees and the scope of the Board's delegation to its committees, refer to the committees' charters, which are available at our website at *www.cloudpeakenergy.com* in the "Committee Charters" subsection in the "Investor Relations" section.
- The Board's meetings are also planned to consider specific risk topics, including risks associated with our strategic plan, our capital structure and our significant business activities, and an overall risk review presented by management. In addition, the Board receives detailed regular reports from members of our executive management team, which include discussions of the risks and exposures involved in their respective areas of responsibility. These reports are provided in connection with regular Board meetings and discussed, as necessary, at Board meetings. Further, the Board's fulfillment of its oversight responsibility for risk management includes being informed between regular meetings of significant developments that could affect our risk profile or other aspects of our business.

Diversity of Board Members

We do not maintain a separate policy regarding the diversity of our Board members. However, the charter of the Nominating and Corporate Governance Committee provides that in recommending potential nominees to the Board, the Committee will take diversity into account with the intent of creating a Board that consists of members with a broad spectrum of experience and expertise and with a reputation for integrity. Consistent with its charter, the Nominating and Corporate Governance Committee and ultimately the Board seek nominees with distinct professional backgrounds, experience and perspectives so that the Board as a whole has the appropriate mix of skills, perspectives, personal and professional experiences and backgrounds necessary to fulfill the needs of the company with respect to the current issues facing the company. Recommendations include consideration by the Nominating and Corporate Governance Committee of the contribution of fellow directors, as well as the qualifications of new nominees.

Board of Directors and Board Committees

Our business is managed under the direction of our Board. The Board appoints the Chief Executive Officer (CEO), approves and monitors the fundamental financial and business strategies of our company, and provides a source of advice and counsel to management. The Board also oversees CEO succession planning and is responsible for ensuring that succession planning for other members of senior management is ongoing. In addition, the Board's responsibility includes reviewing and approving major corporate actions, working with management to identify the principal risks of the company's businesses and overseeing the implementation of appropriate risk management systems, as well as evaluating, through the Compensation Committee and the independent directors, the compensation of the CEO and other executive officers.

The Board meets on a regularly scheduled basis to review significant developments affecting our company, to act on matters requiring approval by the Board and to otherwise fulfill its responsibilities. It also holds special meetings when an important matter requires action or review by the Board between regularly scheduled meetings. The Board has separately designated standing Audit, Compensation, Nominating and Corporate Governance and Health, Safety, Environment and Communities Committees.

Including in-person and telephonic meetings, during 2011, the Board met ten times, the Audit Committee met nine times, the Compensation Committee met six times, the Nominating and Corporate Governance Committee met once and the Health, Safety, Environment and Communities Committee met three times. Each director participated in all Board meetings that were held in 2011 and all meetings of each committee of which the director was a member that were held during 2011.

The following table provides membership and meeting information for each of the Board's standing committees:

Director	Independent(1)	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Health, Safety, Environment and Communities Committee
Keith Bailey	Yes	—	—	—	Member
Patrick Condon(2)	Yes	Member(3)	—	Member	—
William Fox III	Yes	Member(3)	Chair	—	—
Colin Marshall	No	—	—	—	Member
Steven Nance	Yes	Member	—	—	Chair
William Owens	Yes	—	Member	Chair	—
Chris Tong	Yes	Chair(3)	—	Member	—
James Voorhees(4)	Yes	—	Member	Member	Member
Number of Meetings in 2011:		**9**	**6**	**1**	**3**

(1) The Board has determined that the director is independent as described below under "Independence of Directors."

(2) Mr. Condon was appointed to the Board effective March 5, 2012, and therefore did not attend any Board or committee meetings during 2011.

(3) The Board has determined that the director is an audit committee financial expert as described below under "Audit Committee Financial Experts and Financial Literacy."

(4) Mr. Voorhees was appointed to the Board effective March 11, 2011, and therefore did not attend any Board or committee meetings held during 2011 prior to his appointment.

A brief description of the principal functions of each of the Board's four standing committees follows. The Board retains the right to exercise the powers of any committee to the extent consistent with applicable rules and regulations, and may do so from time to time. For additional information, please refer to the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter, and the Health, Safety, Environment and Communities Committee Charter, which are available on our website at *www.cloudpeakenergy.com* in the "Committee Charters" subsection in the "Investor Relations" section.

Audit Committee

The Audit Committee currently consists of Messrs. Tong (Chair), Condon, Fox and Nance. The Board has determined that each member of the Audit Committee meets the independence requirements of the rules of the NYSE and our Guidelines on the Independence of the Directors. Each Audit Committee member satisfies the additional audit committee independence standards under Rule 10A-3 of the SEC. In addition, each Audit Committee member is financially literate for purposes of serving on our Audit Committee and each member of the Audit Committee has served as a senior executive of a large organization, and has had significant experience with financial matters relating to those organizations. The Board has determined that Messrs. Condon, Fox and Tong are audit committee financial experts as described below under "Audit Committee Financial Experts and Financial Literacy."

The primary function of the Audit Committee is to assist the Board in fulfilling its responsibility to our stockholders, the investment community and governmental agencies that regulate our activities in its oversight of (1) the integrity of our financial statements, financial reports and other financial information filed with the SEC, (2) the integrity and adequacy of our auditing, accounting and financial reporting processes and systems of internal control over financial reporting, (3) our compliance with legal and regulatory requirements, including internal controls designed for that purpose, (4) the independence, qualifications and performance of our independent registered public accounting firm, and (5) the performance of our internal audit function. The Audit Committee is also responsible for preparing the Audit Committee report that SEC rules require be included in our annual proxy statement. The Audit Committee meets regularly in executive session with the CFO, internal auditor, General Counsel, external auditors and as a committee. These executive sessions may include other non-employee directors.

Compensation Committee

The Compensation Committee currently consists of Messrs. Fox (Chair), Owens and Voorhees. The Board has determined that each member of the Compensation Committee meets the independence requirements of the rules of the NYSE and our Guidelines on the Independence of the Directors. Each Compensation Committee member also qualifies as an "outside director" in accordance with Section 162(m) of the Internal Revenue Code (the "Code"), and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act.

The Compensation Committee determines and oversees the execution of the company's compensation philosophy and oversees the administration of the company's executive compensation program. The primary functions of the Compensation Committee are to:

- review, evaluate and approve, or recommend to the Board or other independent directors of the Board, our agreements, plans, policies and programs to compensate our executive officers and directors;
- oversee our plans, policies and programs to compensate our non-executive employees;

- review and discuss with our management the Compensation Discussion and Analysis (CD&A) included in our annual proxy statement, and determine whether to recommend to the Board that the CD&A be included in our annual proxy statement, in accordance with applicable rules and regulations;
- produce the Compensation Committee report as required by Item 407(e)(5) of Regulation S-K for inclusion in our annual proxy statement, in accordance with applicable rules and regulations; and
- otherwise discharge the Board's responsibilities relating to compensation of our executive officers and directors.

The Compensation Committee may, in its discretion and as appropriate, delegate duties and responsibilities to a member or to a subcommittee of the Compensation Committee. However, no subcommittee may be delegated any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole. No subcommittees were formed or met in 2011.

The Compensation Committee meets in executive session as it deems appropriate to review and consider executive compensation matters without the presence of our executive officers. These executive sessions may include other non-employee directors.

Other Participants in the Executive Compensation Process

In addition to the members of the Compensation Committee and members of the Board who may also be in attendance at the Compensation Committee's meetings, our CEO, Senior Vice President of Human Resources and the Compensation Committee's independent executive compensation consultant, Aon Hewitt Associates ("Aon Hewitt"), also participated in and contributed to our executive compensation process during 2011. Ultimately, the Compensation Committee exercises its independent business judgment with respect to recommendations and opinions of these other participants and the Compensation Committee (or our independent directors as a group) makes final determinations about our executive officer compensation.

CEO—During its meetings throughout 2011, the Compensation Committee invited input from our CEO on executive compensation for 2011, as well as the establishment of 2011 executive compensation. In particular, Mr. Marshall provided the perspective of management to the Compensation Committee regarding executive compensation matters generally and the performance of the executive officers reporting to him. Mr. Marshall provided input on the company targets, and, for the executive officers reporting to him, the personal performance measurements related to our Cloud Peak Energy Inc. Annual Incentive Plan ("Annual Incentive Plan") for 2011 and 2012, base salary levels and other compensation matters. Mr. Marshall did not provide input with respect to his own compensation amounts.

Compensation Consultants—The Compensation Committee retained the independent executive compensation consultant Aon Hewitt to assist with the evaluation and determinations for our 2011 executive compensation program. Under the terms of the engagement, Aon Hewitt reports directly to the Compensation Committee. Although Aon Hewitt also works in cooperation with management as required to gather information necessary to carry out its obligations to the Compensation Committee, they do not have a separate engagement with our management. Aon Hewitt's review of 2011 compensation included the following, at the Compensation Committee's request:

- Total compensation plan review;
- Review of our Compensation Peer Group and establishment of our Performance Peer Group;
- Executive benchmarking of executive positions;

- Outside director compensation benchmarking; and
- Review of grant sizes and types as well as the performance goals utilized under our annual incentive plan and long term incentive plan.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee ("Governance Committee") currently consists of Messrs. Owens (Chair), Condon, Tong and Voorhees. The Board has determined that each member of the Governance Committee meets the independence requirements of the NYSE and our Guidelines on the Independence of Directors. The primary functions of the Governance Committee are to:

- advise the Board and make recommendations regarding appropriate corporate governance practices and assist the Board in implementing those practices;
- assist the Board by identifying individuals qualified to become members of the Board, consistent with the criteria approved by the Board, and recommending director nominees to the Board for election at the annual meetings of stockholders or for appointment to fill vacancies on the Board;
- advise the Board about the appropriate composition of the Board and its committees;
- lead the Board in the annual performance evaluation of the Board and its committees, and of management; and
- direct all matters relating to the succession of our CEO.

Health, Safety, Environment and Communities Committee

The Health, Safety, Environment and Communities Committee (the "HSEC Committee") is currently comprised of Messrs. Nance (Chair), Bailey, Marshall and Voorhees. The primary functions of the HSEC Committee are to oversee:

- our compliance with safety, health, environmental and sustainability-related laws and other regulatory requirements applicable to our business;
- our initiatives to enhance sustainable business practices and our reputation as a responsible corporate citizen, including the promulgation and enforcement of policies, procedures and practices which promote the protection of the safety and health of our employees, contractors, customers, the public and the environment;
- the plans, programs and processes established by us to evaluate and manage safety, health, environmental and sustainability risks to our business, operations, products and reputation generally; and
- our response to significant safety, health, environmental and sustainability-related public policy, legislative, regulatory, political and social issues, trends or incidents that may affect our business operations, financial performance or public image or the industry in which we operate.

Director Nomination Process

The Governance Committee of the Board identifies and recommends to the Board the candidates for nomination as directors. Stockholders may propose nominees for consideration by our Governance Committee by submitting names and supporting information to Cloud Peak Energy Inc., Attn: Corporate Secretary, 505 South Gillette Avenue, Gillette, Wyoming, 82716 in accordance with our amended and restated bylaws and applicable law. The Board approves the final choice of candidates for nomination and election by the stockholders.

The Governance Committee selects nominees for the Board, including any nominees proposed for consideration by our stockholders, in accordance with the procedures and criteria set forth in the Corporate Governance Guidelines and the Governance Committee's charter. The Board seeks a diverse group of candidates who possess the background, skills and expertise to make a significant contribution to the Board and the company. In reviewing director candidates, the Governance Committee reviews each candidate's qualifications for membership on the Board and takes into account the qualities required to add value to the company and to the functioning of the Board and its committees such as independence, financial expertise, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other Board members, the candidate's personal and professional integrity and business judgment, and the candidate's willingness to commit the required time to serve as a Board member.

As provided by our Corporate Governance Guidelines, a Board member is expected to demonstrate high ethical standards and integrity in his personal and professional dealings, act honestly and in good faith with a view to the best interests of the company, devote sufficient time to the affairs of the company and exercise care, diligence and skill in fulfilling his responsibilities, both as a Board member and as a member of any of its standing committees. A Board member is also expected to provide independent judgment on a broad range of issues, understand and challenge the key business plans of the company, be willing to work in a team and be open to opinions of others, and raise the appropriate difficult questions and issues to facilitate active and effective participation in the deliberation of the Board and of each committee on which he serves. Further, each of the Board members should make all reasonable efforts to attend all Board and committee meetings, review the materials provided by management in advance of the Board and committee meetings, and inform the Chairman of the Board before accepting membership on any other board of directors or audit committees. A Board member should also inform the Chairman of the Board of any change in the director's interests that could affect the director's relationship to the company.

The Governance Committee and the Board may take into account the nature of and time involved in a director's service on other boards in evaluating the suitability of individual directors and making its recommendations to the company's stockholders.

In accordance with our Corporate Governance Guidelines, a director who has attained the age of 72 prior to the annual meeting of stockholders in any year shall retire from office at such annual meeting unless the Board approves an exception on a case-by-case basis.

Patrick Condon was recommended to the Governance Committee by Mr. Bailey. After reviewing the qualifications of Mr. Condon, the Governance Committee recommended that Mr. Condon be appointed to the Board. Mr. Condon's appointment to the Board was unanimously approved by the Board on March 5, 2012. Mr. Condon has over forty years of experience in accounting and finance matters. The Board believes that Mr. Condon will bring relevant financial and leadership experience to the Board.

Independence of Directors

Pursuant to our Corporate Governance Guidelines and the rules of the NYSE, our Board is comprised of a majority of directors who satisfy the criteria for "independent directors."

Annual questionnaires are used to gather input to assist the Governance Committee and the Board in their determinations of the independence of the non-employee directors. Based on the foregoing and on such other due consideration and diligence as it deemed appropriate, the Governance Committee presented its findings to the Board on the independence of (1) Keith Bailey, (2) Patrick

Condon, (3) William Fox III, (4) William Owens, (5) Steven Nance, (6) Chris Tong and (7) James Voorhees, in each case in accordance with the applicable federal securities laws, the SEC rules promulgated thereunder, and the applicable rules of the NYSE and our Guidelines on the Independence of the Directors (which may be found in Annex A to our Corporate Governance Guidelines).

In determining the independence of the non-employee directors, the Governance Committee and the Board considered the limited, indirect potential relationships identified by Messrs. Bailey and Fox in their independence questionnaires based on directorships with other companies that have conducted ordinary course business with Cloud Peak Energy. Specifically, Mr. Bailey serves on the board of directors of Integrys Energy Group, Inc., a natural gas and electric utility company, and Mr. Fox serves on the board of directors of Rowan Companies, Inc., a provider of international and domestic contract drilling services and mining equipment. The Governance Committee and Board determined that no independence issues arose out of either of the directorships identified, based on relevant regulatory requirements, the facts that neither Messrs. Bailey nor Fox were employees of those other companies or otherwise involved in those ordinary course business transactions, and the Governance Committee's and Board's assessments in their business judgment.

The Board concluded that, other than in their capacity as directors, none of the non-employee directors had a material relationship with Cloud Peak Energy, either directly or as a partner, stockholder or officer of an organization that has a relationship with Cloud Peak Energy. The Board further determined that, (1) each director currently serving on the Audit Committee, Compensation Committee and Governance Committee is otherwise independent under applicable NYSE listing standards and our Guidelines on the Independence of the Directors for purposes of serving on the Board, the Audit Committee, the Compensation Committee and the Governance Committee, as applicable, (2) each such non-employee director satisfies the additional audit committee independence standards under Rule 10A-3 of the Exchange Act, and (3) each director currently serving on the Compensation Committee qualifies as an "outside director" under Section 162(m) of the Code and a "non-employee director" under Rule 16b-3 of the Exchange Act.

Executive Sessions

Our Corporate Governance Guidelines provide that every regular meeting of the Board will include one or more executive sessions at which no employee directors or other members of management are present in order to promote free and open discussion and communication among the non-employee directors. At least one executive session per year includes only independent directors. Our current Chairman of the Board, Keith Bailey, who is an independent director, presides over all executive sessions of the Board. If, in the future, our Chairman of the Board were to be a person who is an executive of the company, in accordance with our Corporate Governance Guidelines, our Board would appoint a lead director from among the non-employee directors to preside over the executive sessions of the Board.

Audit Committee Financial Experts and Financial Literacy

The Board has determined that Messrs. Condon, Fox, Tong and Nance, the current members of the Audit Committee, are each financially literate as interpreted by the Board in its business judgment based on applicable NYSE rules, and that Messrs. Condon, Fox and Tong further qualify as an audit committee financial expert, as such term is defined in applicable SEC rules.

Communications with Non-Management Directors and Other Board Communications

The Board provides a process, pursuant to its Policy Regarding Communications from Stockholders, to enhance the ability of stockholders and other interested parties to communicate directly with the non-management directors as a group, the entire Board, Board committees or individual directors, including the Chairman of the Board and chair of any Board committee.

Stockholders and other interested parties may communicate by writing to: Cloud Peak Energy Inc., 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: Corporate Secretary; or via Internet at *www.cloudpeakenergy.com* by clicking on "Contact the Board" in the "Corporate Governance" subsection in the "Investor Relations" section. Stockholders may submit their communications to the Board or individual directors on a confidential or anonymous basis by sending the communication in a sealed envelope marked "Confidential—To be opened only by the Secretary of the Company." The Secretary of the Company will compile all communications and forward them to the General Counsel. The General Counsel or his designee will review all communications submitted using the process described herein and forward such communications to such director or group of directors as the General Counsel or his designee deems necessary or appropriate. The General Counsel or his designee is not required to forward certain communications if it is determined that the communication is (1) unrelated to the duties and responsibilities of the Board, (2) unduly hostile, threatening or illegal, or (3) obscene or otherwise deemed to be inappropriate.

Stockholder communications that relate to accounting, internal accounting controls or auditing matters will be processed in accordance with our Accounting Complaints Policy. Concerns about accounting or auditing matters may be forwarded on a confidential or anonymous basis to the Audit Committee by writing to: Cloud Peak Energy Inc., 505 South Gillette Avenue, Gillette, Wyoming 82716 Attn: General Counsel; as well as through the Ethics Hotline at (866) 528-0054.

Director Attendance at Annual Meetings

The Corporate Governance Guidelines provide that directors are expected to attend our Annual Meeting of Stockholders. All of our directors at the time of the 2011 annual meeting of stockholders attended that meeting.

Certain Relationships and Related Party Transactions

In this Proxy Statement, references to "Rio Tinto" refer to Rio Tinto plc and Rio Tinto Limited and their subsidiaries, collectively. Rio Tinto plc is the ultimate parent company of Rio Tinto America Inc. ("RTA") and Rio Tinto Energy America Inc. ("RTEA").

Policies and Procedures for Review and Approval of Related Party Transactions

Pursuant to our Related Party Transactions Policy, our Audit Committee reviews and approves or ratifies transactions in excess of $100,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the Audit Committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the Audit Committee is to approve only those related party transactions that the Audit Committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arms-length transaction with an unrelated third party and that the Audit Committee determines are not inconsistent with the best interests of the company. This policy did not apply to agreements entered into with Rio Tinto and its affiliates in connection with our 2009 initial public offering (the "IPO"), including the agreements described below under "Structuring Transactions and Related Agreements," but does apply to any commercial or other arrangements with Rio Tinto since the IPO.

Structuring Transactions and Related Agreements

History

Prior to the IPO, Cloud Peak Energy was a wholly-owned subsidiary of RTA. In connection with the IPO, on November 19, 2009, Cloud Peak Energy acquired from RTEA approximately 51% of the common membership units in CPE Resources in exchange for a promissory note. As a result of these transactions, Cloud Peak Energy became the sole managing member of CPE Resources with a controlling interest in CPE Resources and its subsidiaries. Cloud Peak Energy used the proceeds from the IPO to repay the promissory note upon the completion of the IPO on November 25, 2009.

In connection with the IPO, we entered into various agreements governing the relationship among us and various Rio Tinto affiliates. Those agreements which remain operative are summarized below, which summaries are qualified in their entirety by reference to the full text of the agreements which are filed as exhibits to Current Reports on Forms 8-K filed with the SEC on November 25, 2009 and December 2, 2009. Additionally, structuring agreements that have expired or been terminated but for which indemnification provisions survive are filed as exhibits to the Current Reports on Form 8-K filed with the SEC on November 25, 2009 and December 2, 2009.

On December 15, 2010, Cloud Peak Energy priced a secondary offering of 29,400,000 shares of its common stock on behalf of Rio Tinto (the "Secondary Offering"). In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of Cloud Peak Energy.

Master Separation Agreement

Prior to the completion of the IPO, we entered into the Master Separation Agreement with Rio Tinto. The Master Separation Agreement set forth the agreements relating to our 2009 separation from Rio Tinto and governed our relationship following the completion of the IPO until the completion of the Secondary Offering in 2010. The Master Separation Agreement also set forth various indemnification obligations of CPE Resources and RTA, which survived the expiration of the agreement in December 2010 and which are detailed in the Current Report on Form 8-K filed with the SEC on November 25, 2009.

Tax Receivable Agreement

The IPO, related IPO structuring transactions and Secondary Offering, increased our tax basis in our share of CPE Resources' tangible and intangible assets, as well as our basis in the equity of its subsidiaries and assets held by those subsidiaries. These increases in tax basis have increased our depreciation, amortization and cost depletion deductions and therefore reduced the amount of tax that we would otherwise be required to pay in the future.

In connection with the IPO, we entered into the Tax Receivable Agreement with RTEA that generally requires us to pay to RTEA 85% of the amount of cash tax savings, if any, that we realize as a result of the increases in tax basis that we obtained in connection the initial acquisition of our interest in CPE Resources, our subsequent acquisition of RTEA's remaining units in CPE Resources, as well as payments made by us under the Tax Receivable Agreement. Due to the size of the increases in the tax basis of our share of CPE Resources' tangible and intangible assets, as well as the increase in our basis in the equity of CPE Resources' subsidiaries and assets held by those subsidiaries, we expect to make substantial payments to RTEA under the Tax Receivable Agreement. Based on the tax basis of our assets as of December 31, 2011 and CPE Resources' operating plan, the future payments under the Tax Receivable Agreement were estimated as of December 31, 2011 to be approximately $170 million in the aggregate and are estimated to be payable over the next 32 years. This estimate is based on assumptions related to our business that could change, and the actual payments could differ materially from this estimate. Payments would be greater if we generate income significantly in excess of the amounts used in our operating plan, for example, because we acquire additional LBAs beyond our existing LBAs, and as a result, we realize the full tax benefit of such increased tax basis (or an increased portion thereof). As a result of our acquisition of RTEA's remaining units in CPE Resources in the Secondary Offering, we received a further step-up in our tax basis and, accordingly, our obligations under the Tax Receivable Agreement to pay RTEA 85% of any benefits we receive as a result of such further step-up significantly increased. Our obligation may further increase if there are changes in law, including the increase of current corporate income tax rates. The payment obligations under the Tax Receivable Agreement are not conditioned upon RTEA's or its affiliate's ownership of an interest in CPE Resources or our available cash resources. We paid RTEA approximately $9.5 million in 2011 related to our obligation under the Tax Receivable Agreement.

Asset Sales—In addition to our obligations to make payments to RTEA with respect to our actual cash tax savings, if CPE Resources sells any asset with a gross value greater than $10 million outside the ordinary course of its business in a wholly or partially taxable transaction, we will be required to make yearly payments to RTEA equal to RTEA's deemed cost of financing its accelerated tax liabilities with respect to such sale and after such assets sales we will be required to make certain adjustments to the calculation of our actual cash tax savings for taxable years following sales or redemptions of RTEA's units in CPE Resources. These adjustments could result in an acceleration of our obligations under the Tax Receivable Agreement. In addition, our debt agreements contain limitations on CPE Resources' ability to make distributions, which could affect our ability to meet these payment obligations. These limitations on CPE Resources' ability to make distributions may limit our ability to engage in certain taxable asset sales or dispositions outside the ordinary course of our business. We could also seek to obtain RTEA's consent to any such transaction which they would not be obligated to provide. Further, if CPE Resources transfers an asset outside the ordinary course of business in a wholly or partially tax-free transaction to an entity which does not provide us with sufficient information to calculate tax savings with respect to such asset, CPE Resources will be treated as having sold that asset in a taxable transaction for purposes of determining our cash tax savings and this will result in an acceleration of our obligations under the Tax Receivable Agreement.

Prohibited Transfers—In order to protect the value of the payments that RTEA expects to receive under the Tax Receivable Agreement, we are prohibited in certain cases from transferring assets to entities treated as (or entities owned by subsidiaries of CPE Resources treated as) corporations for U.S. federal income tax purposes in transfers which are not wholly-taxable if such transfer would be outside the ordinary course of our business.

Early Termination and Default—If we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of our failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under the Tax Receivable Agreement or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the Bankruptcy Code or otherwise, such default will permit RTEA to enforce its rights under the Tax Receivable Agreement, including by acceleration of our obligations to an amount equal to the net present value of each future payment, based on an agreed upon set of assumptions. We have the right to terminate the Tax Receivable Agreement at any time and, if we so elect, our obligations under the Tax Receivable Agreement will be accelerated and calculated in the same manner as acceleration in default.

IRS Determinations—Our ability to achieve benefits from any tax basis increase, and therefore the payments expected to be made under the Tax Receivable Agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income. If the U.S. Internal

Revenue Service were to subsequently challenge one or more of our tax positions relevant to the Tax Receivable Agreement, and if such challenge were ultimately upheld, the terms of the Tax Receivable Agreement require RTEA to repay to us an amount equal to the prior payments made by us to RTEA in respect of any disallowed cash tax savings. Further, such a challenge could result in a decrease to our tax benefits as well as our future obligations under the Tax Receivable Agreement. We must obtain RTEA's consent prior to settlement of any such challenge if it may affect RTEA's rights and obligations under the Tax Receivable Agreement.

Management Services Agreement

Cloud Peak Energy Inc. entered into the Management Services Agreement with CPE Resources pursuant to which we provide certain management services to CPE Resources. In exchange for the services, CPE Resources reimburses us for compensation and other expenses of certain of our officers and for reasonable out-of-pocket costs and expenses incurred by us for providing the management services, including legal, accounting and other third-party advisors and consultants, certain insurance costs and other items of corporate overhead and costs associated with our maintenance of our corporate existence and status as a reporting company under the federal securities laws. CPE Resources also provides reasonable administrative and support services to us, such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The Management Services Agreement also provides that our employees may participate in CPE Resources' benefit plans, and that CPE Resources employees may participate in our equity incentive plan. CPE Resources has agreed to indemnify us for any losses arising from our performance under the Management Services Agreement, except that we have agreed to indemnify CPE Resources for any losses caused by our willful misconduct or gross negligence. In the event we cease to serve as manager of CPE Resources, the Management Services Agreement will automatically terminate. In 2011, we paid CPE Resources approximately $7.3 million for services rendered under this agreement.

Other Commercial Arrangements

In 2010, we entered into an agency services agreement with Rio Tinto Korea Limited in connection with certain export coal sales agreements. For calendar year 2011, we paid approximately $0.7 million for these agency services. This agreement terminated in 2011. We also received approximately $16.2 million for arms' length export coal sales to Rio Tinto for 2011.

Policies on Business Conduct and Ethics

We have established a corporate compliance program as part of our commitment to responsible business practices in all of the communities in which we operate. The Board has adopted a Code of Conduct that applies to all of our directors, officers and employees, which promotes the fair, ethical, honest and lawful conduct in our business relationships with investors, employees, customers, suppliers, competitors, government representatives, and other business associates. In addition, we have adopted a Code of Ethics for Principal Executive and Senior Financial Officers. These two policies form the foundation of a compliance program that includes policies and procedures covering a variety of specific areas of professional conduct, including compliance with laws, conflicts of interest, confidentiality, public corporate disclosures, insider trading, trade practices, protection and proper use of company assets, intellectual property, financial accounting, employment practices, health, safety and environment, and political contributions and payments.

Both our Code of Conduct and our Code of Ethics for Principal Executive and Senior Financial Officers are available on our website at *www.cloudpeakenergy.com*, in the "Corporate Governance" subsection in the "Investor Relations" section. In accordance with NYSE and SEC rules, we will disclose any future amendments to our Code of Ethics, or waivers from our Code of Ethics for our

Chief Executive Officer or Chief Financial Officer, by posting such information on our website (*www.cloudpeakenergy.com*) within the time period required by applicable SEC and NYSE rules.

Indemnification of Officers and Directors

Our amended and restated bylaws require us to indemnify our officers and directors to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws also state that Cloud Peak Energy has the power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director or officer of the company, or is or was serving at the request of the company as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person or on the person's behalf in any such capacity, or arising out of the person's status as such, whether or not the company would have the power to indemnify the person against such liability under the company's bylaws or the Delaware General Corporation Law, provided, however, that such insurance is available on acceptable terms, which determination will be made by the Board.

Management Certifications

In accordance with the Sarbanes-Oxley Act of 2002 and SEC rules thereunder, our Chief Executive Officer and Chief Financial Officer have signed certifications under Sarbanes-Oxley Section 302, which have been filed as exhibits to our annual report on Form 10-K for the year ended December 31, 2011. In addition, our Chief Executive Officer submitted our most recent certification to the NYSE under Section 303A.12(a) of the NYSE listing standards on June 17, 2011.

SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the number of shares of common stock beneficially owned by each person known by Cloud Peak Energy to beneficially own more than 5% of the outstanding shares of our common stock. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of the dates noted below. As of February 29, 2012, there were 60,922,477 shares of our common stock outstanding.

Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percent of Class
T. Rowe Price Associates, Inc.(1) 100 E. Pratt Street Baltimore, MD 21202	7,306,010	11.99%
Artisan Investment Partners Holdings LP(2) 875 East Wisconsin Avenue, Ste. 800 Milwaukee, WI 53202	3,664,200	6.01%
The Vanguard Group, Inc.(3) 100 Vanguard Blvd. Malvern, PA 19355	3,243,282	5.32%
BlackRock, Inc.(4) 40 East 52nd Street New York, NY 10022	3,088,395	5.07%

(1) This information is based on a Schedule 13G/A filed with the SEC on February 13, 2012, by T. Rowe Price Associates, Inc., in which it reported sole voting power as to 1,389,210 shares and sole dispositive power as to all shares. T. Rowe Price Associates, Inc. expressly disclaims any beneficial ownership of these shares.

(2) This information is based on a Schedule 13G filed with the SEC on February 7, 2012, filed jointly by Artisan Partners Holdings LP, Artisan Investment Corporation, Artisan Partners Limited Partnership, Artisan Investments GP LLC, ZFIC, Inc., Andrew A. Ziegler and Carlene M. Ziegler, in which they reported sole voting and dispositive power over none of the shares.

(3) This information is based on a Schedule 13G filed with the SEC on February 10, 2012, by Vanguard Group, Inc., in which it reported sole voting power as to 91,727 shares and sole dispositive power as to 3,151,555 shares.

(4) This information is based on a Schedule 13G filed with the SEC on February 9, 2012, by BlackRock, Inc., in which it reported sole voting and dispositive power as to all shares.

The following table sets forth information with respect to the number of shares of our common stock beneficially owned by (1) our "named executive officers," which, for purposes of this Proxy Statement, refers to the five current executive officers included in the Summary Compensation Table below in this Proxy Statement, (2) each current Cloud Peak Energy director and each nominee for director, and (3) all current Cloud Peak Energy directors and executive officers as a group. Except as otherwise noted, (1) the persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them, and (2) ownership is as of February 29, 2012.

Name and Address(1) of Beneficial Owner	Number of Shares of Common Stock(3)	Percent of Class
Colin Marshall	220,211	*
Gary Rivenes	67,373	*
Michael Barrett	65,382	*
James Orchard	35,559	*
A. Nick Taylor	37,059	*
Keith Bailey	29,121	*
Chris Tong	17,306	*
James Voorhees	15,899	*
William Fox III	15,306	*
William Owens	14,493	*
Steven Nance	13,993	*
Patrick Condon(2)	—	*
All Current Executive Officers and Directors as a Group (16 persons)	596,723	*

* Less than 1%.

(1) Address for beneficial owners shown in the table is: c/o Cloud Peak Energy, 505 South Gillette Avenue, Gillette, Wyoming 82716.

(2) Mr. Condon was appointed to the Board effective March 5, 2012.

(3) Includes the following shares of unvested restricted stock and common stock underlying restricted stock units as follows:

Name	Unvested Restricted Stock Awards	Common Stock Underlying Restricted Stock Units
Colin Marshall	220,211	—
Gary Rivenes	66,573	—
Michael Barrett	65,382	—
James Orchard	35,559	—
A. Nick Taylor	35,559	—
Keith Bailey	12,813	9,408
Chris Tong	7,687	6,619
James Voorhees	—	9,649
William Fox III	7,687	6,619
William Owens	7,374	6,619
Steven Nance	7,374	6,619
Patrick Condon	—	—

EXECUTIVE COMPENSATION

Compensation Committee Report

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

The Compensation Committee of the Board of Directors has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
William T. Fox III, Chair
William Owens
James Voorhees

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") provides a discussion of the compensation philosophy and objectives that underlie our executive compensation program and how we evaluated and set our executives' compensation for 2011. This CD&A is intended to provide qualitative information concerning how 2011 compensation was earned by and awarded to our named executive officers. Further, it identifies the most significant factors relevant to our 2011 executive compensation decisions as well as any relevant changes to our 2012 executive compensation program that have been implemented prior to filing this Proxy Statement and gives context to the data presented in the compensation tables included below in this Proxy Statement. The term "executive officers" means our senior executives who are all listed above under the heading "Executive Officers" and also includes Mr. Marshall (who is listed further above under the heading "Proposal I—Election of Directors" and is also an executive officer). The term "named executive officers" means the five current executive officers identified in the table below.

Our Named Executive Officers

Named Executive Officer	Title
Colin Marshall	President, Chief Executive Officer and Director
Gary Rivenes	Executive Vice President and Chief Operating Officer
Michael Barrett	Executive Vice President and Chief Financial Officer
James Orchard	Senior Vice President, Marketing and Government Affairs
A. Nick Taylor	Senior Vice President, Technical Services

Executive Summary

Our executive compensation program is designed to attract and retain highly competent, motivated executives and reward them for superior performance, consistent with creating long-term stockholder value. For 2011, our performance was mixed: on the positive side we had record Adjusted EBITDA, up 9% over 2010 and which equaled the target level established for purposes of 2011 bonuses under our Annual Incentive Plan (refer to our Form 10-K for additional information regarding Adjusted EBITDA). Furthermore, we significantly increased our proven and probable coal reserves and we greatly expanded our export sales during 2011. On the negative side our safety record did not meet our expectations. We also had a negative total stockholder return for 2011 (stock price performance plus the value of dividends, if any, received). While strong relative to our Performance Peer Group, our absolute total shareholder return was a negative 16.8% overall, although the performance-based components of our compensation program are not directly impacted by our negative total stockholder return in 2011 due to the three year performance period for awards granted in 2011. Our total compensation for 2011 reflects this mixed performance for the year. For example, Annual Incentive Plan cash bonus payouts were below target and about half of 2010 levels.

Our executive compensation program consists of three primary components: base salary, the potential for an annual cash bonus, and an equity-based long-term incentive program. We believe this mix appropriately rewards our executive officers for their overall contribution to company performance, while also aligning their interest with those of our stockholders with the ultimate objective of increasing long-term stockholder value.

For our CEO and our other named executive officers, each component represents the following percentage of their 2011 total direct compensation:

Compensation Components—CEO


20%
20%
60%
Base Salary
Target AIP
Target LTIP

Compensation Components—NEOs


29%
20%
51%
Base Salary
Target AIP
Target LTIP

Base salaries are reviewed annually based upon a detail review of the base salaries for comparable position of our Compensation Peer Group and other market data provided by Aon Hewitt, the Compensation Committee's independent executive compensation consultant. In addition, the Compensation Committee assesses individual performance, experience, and time in position. The following chart shows the adjustments to base salaries made by the Compensation Committee from 2010 through 2012 for the CEO and our other named executive officers:


$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
Marshall
Rivenes
Barrett
Orchard
Taylor
2010 Salary
2011 Salary
2012 Salary

The various adjustments that were made to base salaries in 2011 and 2012 brought these salaries into better alignment with the base salaries for the respective positions of our Compensation Peer Group, and also were intended to reflect the contribution and performance of the individuals.

Our Annual Incentive Plan is an annual cash bonus plan designed to reward executives for the achievement of certain annual company performance targets that are approved by the Compensation Committee in January each year. Under the Annual Incentive Plan, each executive has the potential to earn an annual cash bonus based upon a percentage of the executive's base salary. The Annual Incentive Plan performance targets consist of three components: Adjusted EBITDA (weighted 60%), safety (weighted 20%) and a discretionary component for personal performance (weighted 20%). If performance targets are exceeded, maximum payouts of up to two times target are possible. For 2011, we achieved the Adjusted EBITDA target of $352 million, but did not achieve the minimum target for safety. The Adjusted EBITDA component was awarded at target and no payment was awarded for safety performance. The personal performance components of the Annual Incentive Plan were made at levels ranging between 120% and 190%, depending on the assessment of each individual's performance during the year. Although personal performance is discretionary at the sole determination of the Compensation Committee, with respect to the senior executive officers other than himself, our CEO provided his recommendations for these amounts to the Compensation Committee for its consideration. As a result, the Annual Incentive Plan payouts for our named executive officers for 2011 ranged between 84% and 98% of target, which was approximately half the level of payouts awarded in 2010.

AIP Payout—CEO


$1,500,000
$1,000,000
$500,000
$-
$1.2m
$0.6m
2010
2011
2010 2011

AIP Payout—NEO Average


$600,000
$400,000
$200,000
$-
$0.4m
$0.2m
2010
2011
2010 2011

Our LTIP is an equity-based plan designed to align the long term interests of our executive officers with those of our stockholders. Under the LTIP, each executive is awarded an annual award value based upon a multiple of the executive's base salary. The award consists of three components: restricted stock (25%), nonqualified stock options (25%) and performance share units (50%). The long term value of the LTIP is a function of our stock price performance over time: if our stock price increases, the value of awards made under the LTIP increases and our executives benefit; if our stock price decreases, the value of awards made under the LTIP decreases and our executives do not achieve some or all of the potential value of the awards.

Complete details of our executive compensation program are included in the following sections of our CD&A. Please read them to develop a full understanding of our program. We firmly believe our executive compensation program is in the best interest of our stockholders, is performance based, and is consistent with creating long-term stockholder value.

Executive Compensation Philosophy and Objectives

Our executive compensation program is designed to reward our executive officers for their overall contribution to company performance, including the achievement of specific annual, long-term and strategic goals. The executive compensation program also seeks to align executive officers' interest with those of our stockholders by rewarding performance that meets or exceeds established goals, with the ultimate objective of increasing long-term stockholder value. Specifically, the program is designed to:

- Retain and attract a highly competent, motivated team of employees appropriately aligned with the long-term interest of our shareholders;
- Encompass safety and environmental stewardship as core elements of our compensation program;
- Encourage behavior that will enhance both current year performance and long-term growth of shareholder value;
- Target total compensation to be in a range around the 50th percentile of our peer group with the opportunity for enhanced compensation for superior company and individual performance;

- Provide as part of our total compensation base salary, the opportunity for a cash bonus and, as appropriate, the opportunity for equity, linked to the long-term growth in total shareholder return;
- Achieve minimum performance thresholds prior to any incentive compensation being earned;
- Provide market competitive programs of health, welfare and retirement benefits to all employees on an equivalent basis; and
- Make equity ownership and retention guidelines for executives and directors a key component to ensure alignment with long-term shareholder interests.

The Compensation Committee reviews the compensation philosophy annually to review whether the goals and objectives are being met, and what, if any, changes may be needed to the philosophy.

Say on Pay

In 2011, we held our first stockholder advisory vote on the compensation paid to our named executive officers for 2010, which resulted in approximately 98% of the votes cast approving such compensation. As recommended by our Board of Directors, a majority of stockholders expressed their preference for an advisory vote on executive compensation occurring every year, and we have implemented that recommendation. The Compensation Committee evaluated the results of last year's advisory vote on executive compensation and the support expressed by stockholders, and the compensation Committee also considered many other factors in evaluating our executive compensation programs as discussed in this CD&A, including the Compensation Committee's assessment of the interaction of our compensation programs with our corporate business objectives, evaluations of our programs by the Committee's independent compensation consultant, and review of data relating to pay practices of our Compensation Peer Group. While each of these factors bore on the Compensation Committee's decisions regarding our named executive officers' compensation, the Compensation Committee did not make any material changes to our compensation programs as a result of the "say on pay" vote in 2011, given the support stockholders expressed for our executive compensation programs.

Setting Executive Compensation

Near the end of 2010, the Compensation Committee undertook a full review of the planned 2011 executive compensation program and practices to ensure that our executive officer and director compensation programs supported the company's compensation philosophy and overall corporate vision, and were appropriately aligned with our stockholders' interests and current market practices. The 2010 compensation program was put in place prior to the IPO, and this was the first opportunity the Compensation Committee had to perform a full review of the program. As part of that review, the Compensation Committee asked Aon Hewitt, its independent executive compensation consultant, to conduct a comprehensive review of Cloud Peak Energy's 2011 executive officer compensation program in order to assist the Compensation Committee in determining whether any elements of the existing compensation program should be modified. Aon Hewitt's review included the following, at the Compensation Committee's request:

- Total compensation plan review;
- Review of our Compensation Peer Group and establishment of our Performance Peer Group;
- Executive benchmarking of executive positions;
- Outside director compensation benchmarking; and
- Review of grant sizes and types as well as the performance goals utilized under our annual incentive plan and long term incentive plan.

As a result of this review, the Compensation Committee began benchmarking the compensation paid to our executives against compensation paid to executives in the Compensation Peer Group. The Compensation Committee's goal is for our executive officers' total compensation (assuming achievement of target for short and long-term incentive awards) to fall at approximately the 50th percentile of our Compensation Peer Group. With this goal in mind, the Compensation Committee made changes to certain individuals' compensation packages from 2010 to bring the total direct compensation into alignment with this goal.

The Compensation Committee also reviewed the Compensation Peer Group for relevancy, size and competitiveness as compared to us. Aon Hewitt assisted the Compensation Committee in this review by suggesting additional peer group companies for the Compensation Committee to consider based on a variety of criteria, including competition for executive talent, industry and industry-related peers, the size of the company as measured by asset base, revenue or market capitalization, and the availability of compensation data. The Compensation Committee considered the relative size of each of the companies in the new proposed Compensation Peer Group as measured by both revenues and market capitalization and also considered whether the companies were in an industry which could be easily compared to our business model. The Compensation Committee also took into account whether analysts and our investors considered these companies to be competitors with us for purposes of their analyses of our business.

As a result of this review, the Compensation Committee approved a revised list of Compensation Peer Group companies for the purpose of establishing the benchmarking targets for and annual review of the company's 2011 executive compensation program, which is presented below:

2011 Compensation Peer Group

Alpha Natural Resources
Arch Coal
Atlas Energy*
Compass Minerals Intl
Consol Energy
International Coal Group
James River Coal
Massey Energy*
Patriot Coal
Peabody Energy
Penn Virginia
SM Energy
Walter Energy

* Due to the respective mergers of Atlas Energy and Massey Energy with other organizations, these companies have been removed from the Compensation Peer Group for 2012.

Key Elements of Our Executive Compensation Program

The following table highlights the key elements of our 2011 executive compensation program and the primary purpose of each element. Each element set forth in the table below is discussed in further detail below in this CD&A.

Element	Objectives and Basis	Key Features
Base Salary	• Provide base compensation that is competitive for each position to reward and motivate individual performance.	• Targeted to be in a range around the 50th percentile of our Compensation Peer Group. • Varies by executive based upon individual skills, experience, responsibilities of the position, and other factors.
Annual Incentive Compensation (Cash Bonus)	• Provide short term rewards for achieving annual operating, financial and personal performance objectives. • Align executive officers' interests with those of our stockholders by promoting strong annual results through maximizing revenue and operating efficiency. • Retain executive officers by providing market-competitive compensation.	• Cash bonus based on achievement of company financial and safety targets. • A portion of the cash bonus is based on individual performance at the discretion of the Compensation Committee. • Actual payout can vary from 0% to 200% of the target amount.
Long-Term Incentive Awards (Equity)	• Align executives' interests with stockholders' interests by linking part of each executive officer's compensation to long-term corporate performance. • Provide ownership opportunities which promote retention and enable us to attract and motivate our executive officers. • Retain executive officers through multi-year vesting of equity grants.	• Targeted at a level that will provide total direct compensation opportunities (base + annual incentive + equity awards) in a range around the 50th percentile of our Compensation Peer Group's total direct compensation. • Utilizes different equity types, including stock options, restricted stock and performance share units to balance the multiple objectives. • Long-term equity awards generally vest 100% at the end of a three-year period.

Base Salary

The level of base salary paid to our executive officers is determined after considering their experience, skill level, role and level of responsibility within our organization. The Compensation Committee intends to review annually the base salary levels of our executive officers as part of its performance review process. During its review of base salaries for 2011, the Compensation Committee, with the assistance of Aon Hewitt, considered the following additional elements with respect to the individual base salary levels for each of our executive officers:

- market data of our Compensation Peer Group and, as a secondary source, survey data of broader industry and other similar companies, which provided a broader scope of compensation data than the Compensation Peer Group;

- an internal review of each executive officer's base salary and total compensation, both individually and relative to other executive officers; and
- the quality of performance, level of expertise, and level of responsibility of each individual executive officer.

Based on the Compensation Committee's review of our strong performance during 2010 and the named executive officers' salaries relative to the market data presented by Aon Hewitt, the Compensation Committee determined that the annual base salaries of Messrs. Marshall and Rivenes would each be increased by $50,000 to better align their base salaries with the Compensation Peer Group. All other executive officer salaries were unchanged for 2011. The table below reflects the 2011 annual base salary rate for each named executive officer.

Name	2011 Annual Base Salary	2010 Annual Base Salary
Colin Marshall	$700,000	$650,000
Gary Rivenes	$425,000	$375,000
Michael Barrett	$375,000	$375,000
James Orchard	$300,000	$300,000
A. Nick Taylor	$300,000	$300,000

Annual Incentive Compensation

Our Annual Incentive Plan is our cash bonus plan, which has a one-year performance period. Awards under the plan are paid based on actual performance against pre-established company and personal performance targets that are approved in advance by the Compensation Committee. In accordance with the plan, annual incentive compensation is determined after the completion of each fiscal year and is based on operational and financial performance during the year, as well as personal performance.

The target bonus percentage amounts ("target") under the Annual Incentive Plan awards for 2011 were based on a multiple of each executive's base salary for 2011. After consulting with Aon Hewitt and considering the market data provided by Aon Hewitt, the Compensation Committee determine no changes to the target multiple for the named executive officers were needed with regard to the 2011 compensation program.

The following table provides the 2011 target multiple, as well as potential payments which could have been made upon the achievement of a threshold, objective or maximum level of performance. The table also provides for comparison purposes the actual award each of the named executive officers earned during 2011.

Name	2011 Target Award (% of Base Salary)	2011 Threshold: 50% of Target Award ($)	2011 Objective: 100% of Target Award ($)	2011 Maximum: 200% of Target Award ($)	Actual 2011 Award ($)
Colin Marshall	100	350,000	700,000	1,400,000	630,000
Gary Rivenes	75	159,375	318,750	637,500	280,500
Michael Barrett	75	140,625	281,250	562,500	247,500
James Orchard	60	90,000	180,000	360,000	176,400
A. Nick Taylor	60	90,000	180,000	360,000	151,200

The measurement objectives for the plan were established at the beginning of 2011 by the Compensation Committee. There are three components that determined 2011 awards under the Annual Incentive Plan: Adjusted EBITDA (weighted 60%), safety (weighted 20%) and a discretionary component for personal performance (weighted 20%). Although personal performance is discretionary at the sole determination of the Compensation Committee, with respect to the senior executive officers other than himself, our CEO provided his recommendations for these amounts to the Compensation Committee for its consideration.

The threshold, objective and maximum for the Adjusted EBITDA and safety components, including actual results achieved for each component for 2011, are shown in the following table:

Metric	Threshold	Objective	Maximum	Actual 2011 Result
Adjusted EBITDA(1)	$281 million	$352 million	$413 million	$352 million
Safety (AIFR)(2)	0.73	0.58 (+ zero fatalities)	0.44 (+ zero fatalities)	1.09

(1) Refer to our Form 10-K for additional information regarding Adjusted EBITDA.

(2) See below for a discussion of the differences between our all injury frequency rate (AIFR) calculation for the Annual Incentive Plan compared to the Mine Safety and Health Administration (MSHA) methodology.

In setting the company performance objectives for 2011, the Compensation Committee considered a variety of factors, including (i) the continued importance of safety in the company's employee culture and the desire to continuously improve the company's safety record, (ii) setting financial performance targets at a level which will appropriately incentivize and compensate executive officers, and (iii) the importance of holding each executive accountable for his individual contribution to our success.

In establishing Adjusted EBITDA targets for 2011, the Compensation Committee reviewed a sensitivity analysis to the key business drivers of Adjusted EBITDA. This sensitivity analysis sought to identify opportunities and risks for each of the key business drivers to establish the threshold and maximum Adjusted EBITDA targets. Key business drivers included sales volumes, coal prices and operating costs, including diesel fuel, labor and explosives costs. Due to higher than expected sales, in particular export sales, which were offset by high diesel prices, 2011 Adjusted EBITDA results came in at target.

Taking into account the recommendation of management, the Compensation Committee again used a rolling three-year average of our all injury frequency rate (AIFR) to establish the safety threshold. Objective (target) and maximum levels were established by reducing the threshold number by 20% and 40%, respectively. We calculate our AIFR using the same methodology used to report monthly to the MSHA, which is calculated by multiplying the number of reportable injuries times 200,000, divided by the total number of hours of employee exposure. The number we report to MSHA is required to include only the employees at our three owned and operated mines and does not include contractors, visitors or employees at our non-mine sites. However, the safety number we use for our Annual Incentive Plan is based on all our employees and includes contractors and all other visitors to all our sites. As such, our number for purposes of our Annual Incentive Plan target is usually different than the MSHA number we report publicly. During 2011, we calculated an AIFR of 1.09, compared to a 1.18 reported by MSHA. The difference is the result of the increased number of total hours of employee exposure due to the inclusion of all our employees, contractors and visitors, and is also positively impacted by the fact that these additional employees and contractors had few reportable injuries during 2011. During 2011, our employees and contractors suffered 22 minor reportable injuries, a significant increase over 2010, which resulted in the AIFR calculation being less than the threshold number of 0.73. As a result, there was no payout under the Annual Incentive Plan associated with this objective.

The following table provides a quantitative supplemental breakdown of the three components that make up the named executive officers' actual 2011 award under our Annual Incentive Plan. Both the dollar amount of the award and the award as a percentage of each named executive officer's target are displayed for each component.

	ADJUSTED EBITDA Weighting: 60% Result as % of Target: 100%	SAFETY Weighting: 20% Result as % of Target: 0%	DISCRETIONARY PERSONAL PERFORMANCE Weighting: 20%			Total 2011 Award	
	Dollar Amount of Award	Dollar Amount of Award	Result as % of Target	Dollar Amount of Award	Total Performance Score	($)	As a % of Base Salary
Colin Marshall . . .	$420,000	$0	150%	$210,000	90%	$630,000	90%
Gary Rivenes	$191,250	$0	140%	$ 89,250	88%	$280,500	66%
Michael Barrett . .	$168,750	$0	140%	$ 78,750	88%	$247,500	66%
James Orchard . . .	$108,000	$0	190%	$ 68,400	98%	$176,400	59%
A. Nick Taylor . . .	$108,000	$0	120%	$ 43,200	84%	$151,200	50%

Long-Term Equity-Based Awards

The Cloud Peak Energy Inc. 2009 Long-Term Incentive Plan (the "LTIP") provides for the grant of a variety of equity-based awards, including share based awards and options, and performance contingent awards. The LTIP is intended to promote our long-term success and increase long-term stockholder value by attracting, motivating and retaining our non-employee directors, officers and employees. Additionally, to better align our executive officers' long-term interests with those of our stockholders, the LTIP does not allow for the repricing of stock options once they are awarded unless approved by our stockholders.

At our 2011 annual meeting of stockholders, we received stockholder approval for amendments to the LTIP, which (i) increased the number of shares authorized to be granted thereunder by an additional 2,100,000 shares, raising the total number of shares authorized for grant under the LTIP from 3,400,000 to 5,500,000 and (ii) revised the method by which the number of shares available is calculated. Also at our 2011 annual meeting of stockholders, our stockholders re-approved the performance objectives under the LTIP, in accordance with the requirements of Section 162(m) of the Code.

We intend for a significant portion of our total compensation provided to our executive officers to consist of equity-based compensation. For 2011, the Compensation Committee awarded a mix of non-qualified stock options, shares of restricted stock and performance share units to accomplish several objectives, including:

- providing an incentive for our executive officers to grow long-term stockholder value;
- providing an incentive for our executive officers to preserve long-term stockholder value and avoid excessive risks; and
- positively impacting executive officer retention.

Equity Award Material Terms—We grant equity awards to our executives and certain other employees annually, generally in March of each year. As determined by the Compensation Committee, stock options have a fixed term (subject to a 10 year maximum) after which they will not be exercisable. Stock options and restricted stock vest on the basis of time as determined by the Compensation Committee, which is three years in the case of all awards granted to-date. All outstanding equity awards vest on an accelerated basis in connection with a change in control and upon certain types of termination of employment. For information regarding the terms of this accelerated vesting, please see "Potential Payments Upon Termination or Change in Control—LTIP Awards".

Our performance share units require a minimum relative stock performance to our Performance Peer Group. Payouts also depend on whether the company has a positive total shareholder return for the performance period. Performance share units are intended to provide market-competitive compensation to our executive officers. The performance conditions are established by the Compensation Committee at the outset of the performance period, which is three years. The performance condition that the Compensation Committee determined to use in order to more closely align this element of the named executive officers' compensation with our stockholders' interests is relative total shareholder return (RTSR), which is calculated by comparing our total shareholder return (TSR) to the TSR of our Performance Peer Group over the performance period. TSR is calculated as follows:

$$\text{TSR} = \frac{\text{End of Period Share Price} - \text{Beginning of Period Share Price} + \text{Dividend(1)}}{\text{Beginning of Period Share Price}}$$

(1) Assumes the reinvestment of dividends paid in the applicable shares during the performance period as of the last trading day of each applicable fiscal quarter in which dividends are paid.

Performance share unit awards will vest at target if the company's RTSR for the three year performance period is at least at the median level of the Performance Peer Group total shareholder return. Awards can vest at an enhanced percentage of the target award in the case of an RTSR level above targeted levels (up to 200%). Likewise, no award would be earned if RTSR is below a threshold level. Award payouts also depend on whether the company has a negative total stockholder return for the performance period.

Performance Peer Group—In connection with the award of performance share units in 2011, the Compensation Committee established a separate performance peer group against which the company's total shareholder return could be measured. The Compensation Committee asked Aon Hewitt to assist in developing a performance peer group, and, together with Aon Hewitt, the Compensation Committee looked at the addition of oil and gas companies, taking into account that this industry, particularly those companies with a focus on natural gas production, is generally considered a direct competitor to the coal industry and often shares our customer base. The Compensation Committee considered the relative size of the proposed companies, as well as the overall mix of coal and oil and gas companies in the performance peer group. In January 2011, the Compensation Committee approved the following Performance Peer Group:

Performance Peer Group

Alliance Resource Partners
Alpha Natural Resources
Arch Coal
Berry Petroleum
Cabot Oil & Gas
Consol Energy
EQT Corp.
Forest Oil Corp.
International Coal Group†
James River Coal
Massey Energy†
Newfield Exploration Co.
Noble Energy
Patriot Coal
Peabody Energy
Penn Virginia
Sandridge Energy
SM Energy
Walter Energy
Whiting Petroleum Corp.

---

* Italics denotes companies which are common as between the Performance and Compensation Peer Groups.

† Due to the respective mergers of International Coal Group and Massey Energy with other organizations, these companies have been removed from the Performance Peer Group for 2012.

Equity Awards for 2011—Our equity program is based on the award of equity equal to a certain percentage of the executive's base salary, or "target multiple" in the form of restricted stock (25%), nonqualified stock options (25%) and performance share units (25%). Prior to the IPO, our predecessor determined that for 2011 equity awards, only 50% of the executive's target multiple would be granted entirely in the form of performance shares. During its 2011 executive compensation program review, the Compensation Committee reviewed this expectation for a reduced size of the 2011 LTIP, the type of award to be granted, and the standard target multiple for each executive officer. With the assistance of Aon Hewitt, the Compensation Committee specifically considered the following elements in determining the target awards:

- market data of our Compensation Peer Group, including the size and types of awards;
- the size and frequency of grants awarded by companies that were recently spun off into public companies, similar to Cloud Peak Energy;
- an internal review of each executive officer's compensation, both individually and relative to other executive officers; and
- the individual performance of the executive officer.

Upon the completion of its review, the Compensation Committee implemented changes to the LTIP awards for the 2011 executive compensation program which are detailed below. These changes were based on, among other considerations:

- review by the Compensation Committee of the company's strong performance during the previous year;
- our desire to continue to align the executive officers' compensation with our stockholders' interests; and
- executive officers' current equity position and future award potential relative to the market data presented by Aon Hewitt.

The Compensation Committee also reviewed market data presented by Aon Hewitt related to comparable companies who had recently become publicly traded. The Compensation Committee specifically considered the size of the initial equity awards as well as award sizes and types for subsequent years at these other companies to determine whether reduced 2011 awards for our executive officers would be appropriate. As a result of its review and after consultation with Aon Hewitt, the Compensation Committee implemented certain changes to the 2011 LTIP awards for the executive officers. It determined to award 100% of the target multiple for 2011, which was an increase from the pre-IPO determination of 50% of the target award for 2011, which was in line with the market data provided by Aon Hewitt. Furthermore, it determined to revise the structure of the awards from 100% performance shares to a combination of stock options (25%), restricted stock awards (25%) and performance share units (50%). The Compensation Committee determined that granting a combination of awards accomplished several of its compensation philosophy goals, including driving stock price appreciation through the grant of nonqualified stock options, encouraging retention of its named executive officers, and aligning long-term stockholder value through the appropriate award of equity for positive total and relative total shareholder returns for our stockholders. The Compensation Committee also increased the target multiples for Messrs. Barrett, Rivenes, Orchard and Taylor to more closely align them with the market data provided by Aon Hewitt.

The following table provides the LTIP target multiples for 2011 executive compensation programs for each of the named executive officers:

Name	2011 Target as % of Base Salary	% of Target: Restricted Stock Awards	% of Target: Nonqualified Stock Options	% of Target: Performance Share Units (at Target)	% of Target: Performance Share Units (at Maximum)
Colin Marshall . . .	300	25	25	50	100
Gary Rivenes	200	25	25	50	100
Michael Barrett . .	200	25	25	50	100
James Orchard . . .	150	25	25	50	100
A. Nick Taylor . . .	150	25	25	50	100

Clawback Feature—Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") requires the SEC to direct national securities exchanges to prohibit the listing of any security of an issuer that fails to develop and implement a clawback policy to recover certain incentive-based compensation in the event of a financial restatement due to material non-compliance with any financial reporting requirement. Beginning with the 2011 equity grants, the Compensation Committee introduced a provision into its equity grant agreements whereby the equity grants to executive officers and other employees are subject to any clawback policies the company may adopt which may result in the reduction, cancellation, forfeiture or recoupment of such grants if certain specified events occur, including, but not limited to, an accounting restatement due to the company's material noncompliance with financial reporting regulations. The Compensation Committee also introduced a similar provision into its 2012 Annual Incentive Plan bonus payouts. Although the company has not yet adopted a separate policy, it anticipates doing so upon promulgation of final rules and is continuing to monitor the relevant laws and regulations regarding clawback policies.

Stock Ownership Guidelines—In January 2011, the Compensation Committee established stock ownership guidelines for our executive officers and certain other employees. These guidelines reinforce the importance of aligning the interests of our executive officers with the interests of our stockholders. The guidelines are expressed in terms of the value of their equity holdings as a multiple of each named executive officer's base salary, as follows:

Name	Stock Ownership Guideline
Colin Marshall	5X Base Salary
Gary Rivenes	3X Base Salary
Michael Barrett	3X Base Salary
James Orchard	2X Base Salary
A. Nick Taylor	2X Base Salary

Equity interests that count toward the satisfaction of the ownership guidelines include stock owned outright by the employee or jointly owned, unvested restricted stock or stock units, and, to the extent provided, stock owned in a company-sponsored retirement plan. Although the employees are not subject to a minimum number of years in which to achieve their ownership goals, they are generally prohibited from selling or transferring any stock granted by the company that would cause them to drop below their ownership guideline level. Each of the named executive officers currently meets or exceeds the applicable guidelines as set forth in the table above based upon the closing price of the company's stock on December 31, 2011 of $19.32 and each named executive officer's applicable salary as of that date.

Additionally, we have stock ownership guidelines for our non-employee directors. For information regarding these guidelines, please see "Director Compensation" below.

Other Benefits

Retirement and Health and Welfare—We offer the same types of retirement, health and welfare benefits to all of our employees, including to our executive officers, as part of our total executive compensation package. Our programs are designed to be competitive and cost-effective. It is our objective to provide core benefits, including medical, retirement, life insurance, paid time off and holidays, to all our employees and executive officers. Benefits programs are reviewed on a periodic basis by comparing against companies with which we directly compete, reviewing published survey information, and obtaining advice from various third party benefits consultants.

Our executive officers and other employees participate in our tax-qualified defined contribution savings plan, which we refer to as the Profit Sharing Plan. The Profit Sharing Plan is designed to attract and retain key talent by providing our executive officers and other employees with a competitive retirement program. We also offer a retiree medical plan that is designed to provide retiree medical benefits for our executive officers and other employees once they reach age 55 and have 10 years of continuous service combined with Rio Tinto and us. We provide a company match for 401(k) participants of up to the first 6% of the individual's contributions, and contribute a profit sharing contribution of 6% of base salary and a portion of the annual cash bonus for each of our employees, including our named executive officers.

In March 2011, we began offering a non-qualified deferred compensation program ("NQDC Program") to the executive officers and select other high-level employees. The NQDC Program was put in place to continue our efforts to remain competitive with our benefit programs and is designed to allow the deferral of pre-tax compensation in excess of the limits imposed by the Internal Revenue Service under our 401(k) and profit sharing plans. Participants are eligible to defer up to 80% of their base salary and 100% of their Annual Incentive Plan bonus award earned during the year. Similar to our 401(k) plan, participants are eligible to receive a dollar-for-dollar company match of up to 6% of their deferrals. The NQDC Program also provides a company contribution consistent with the design of our Profit Sharing Plan.

Participants are entitled to elect investment of their accounts under the NQDC Plan. Investment alternatives under the NQDC Plan are identical those available under our 401(k) plan; all of which are mutual funds available to the public. Participants are credited with the returns actually earned with respect to those underlying mutual funds. Consequently, no above market or preferential earnings are provided under the NQDC Plan and none of the earnings reported in the "—2011 Nonqualified Deferred Compensation Table" are included in the Summary Compensation Table set forth above. Participants may change their investment options on a monthly basis by filing a revised election with the benefits administration committee.

Executives may choose how and when to receive payments under the NQDC Plan. Payments under the NQDC Plan will be made on the earlier to occur of termination of service or an earlier scheduled date. The NQDC Plan provides for payments of benefits upon a participant's retirement or disability in cash, an annuity contract or other property unless the participant makes an alternative benefit election to receive substantially equal annual installments over up to 15 years of his or her elective deferrals. In the event a participant terminates service other than by reason of retirement, death, or disability, the participant's elective deferrals will be distributed in cash, an annuity contract, or other property; however, the participant must have five years of service or more to receive distributions as elected upon termination. If the executive has less than 5 years' service with us, distributions following his separation will be made in a lump-sum distribution only. A participant incurs a disability under the NQDC Plan when he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or will last continuously for not less than 12 months or is receiving income replacement benefits for at least three months under one of our accident and health plans due to physical or mental impairment reasonably expected to result in death or last at least 12 months. Retirement means termination after having attained age 55 and completed at least 10 years of service.

In the event that the participant dies prior to commencement of a distribution, distribution will be made to the participant's beneficiary in cash or other property but not in the form of an annuity contract. If the participant dies after commencement of a benefit, his or her beneficiary will continue to receive payments (if applicable) in accordance with the form previously elected by the participant.

A participant may also elect a distribution date prior to termination for his or her deferral contributions to the extent such contributions are not invested in a fund that includes distribution in the form of an annuity contract. However, the commencement date with respect to deferrals in a given year must be no earlier than two years from the last day of the year in which the deferrals were made. The distribution may be made in cash or substantially equal annual installments over a period up to five years.

The distribution for any participant who is a specified employee within the meaning of Code Section 409A will be delayed for six months.

The NQDC Plan also permits hardship distributions. A distribution will be made to the extent a participant has experienced a financial hardship within the meaning of Code Section 409A(a)(2)(v).

Employment Agreements—We have entered into employment agreements with all our executive officers. These employment agreements provide assurances as to position, responsibility, location of employment and certain compensation terms, which, if breached, would constitute "good reason" to terminate employment with us. Each agreement is structured to have a term of three years that, commencing at the end of such three year period and each year thereafter, will extend automatically for one year unless advance written notice by either party is provided. In addition, the agreements provide for:

- Specified base salaries.
- Participation in all of our employee benefit plans on the same basis as our other senior management.
- Termination benefits, including, in specified circumstances, severance payments.
- Annual bonuses pursuant to our Annual Incentive Plan and grants pursuant to our LTIP, including stock options, restricted stock and performance share units.

We have not entered into separate severance agreements with our executive officers and instead rely on the terms of the executive's employment agreement and LTIP award agreements to dictate the terms of any severance and change in control arrangements. Our employment agreements do not provide for accelerated or enhanced cash payments or health and welfare benefits upon a change in control, but do provide for such payments upon the termination of the executive's position for "good reason" or "without cause", which are defined in the employment agreement and described in more detail in "Potential Payments Upon Termination or Change in Control" below. Each of the executive officer's LTIP award agreements set forth acceleration terms in the event of a termination within two years of a change in control or termination of the executive's position by the executive for good reason or by us without cause. Additional information regarding these severance terms is set forth below under, "Potential Termination and Change in Control Benefits Tables."

Perquisites—It is our policy to not grant perquisites to our named executive officers as a matter of good practice, although the Compensation Committee reserves the right to grant perquisites in the future if it finds that doing so furthers its compensation goals and objectives.

Changes in Executive Compensation Program for 2012

During its review of the planned 2012 executive compensation program, the Compensation Committee reviewed market data from our Compensation Peer Group and secondary source data from industry and other companies, as well as the individual performance of the CEO and each other senior executive officer, company performance, our compensation philosophy and changes made to the program and individual compensation in 2011. As a result of that review, the Compensation Committee made the following adjustments to base salaries for certain of its named executive officers:

Name	2011 Annual Base Salary	2012 Annual Base Salary
Michael Barrett	$375,000	$385,000
James Orchard	$300,000	$340,000
A. Nick Taylor	$300,000	$325,000

These adjustments were made primarily to account for changes in the market data reviewed by the Compensation Committee and also to address personal performance during 2011 and the fact that none of these named executive officers received a salary adjustment during 2011. Furthermore, the Compensation Committee revised the performance measurements for the performance share units granted in 2012 to:

- reflect recent mergers of certain of the peer companies noted above;
- modify the limitation on any vesting in the case of a negative Cloud Peak Energy Total Shareholder Return to allow for a payout of half the level achieved based on Relative Total Shareholder Return; and

- increase the number of days used to determine the beginning and ending share prices for the Total Shareholder Return calculation.

These changes were made primarily to more closely align our performance-based awards with those of our Performance Peer Group. No other changes to the 2012 executive compensation program were made compared to 2011.

Tax Deductibility of Executive Compensation

Pursuant to Section 162(m) of the Internal Revenue Code, certain compensation paid to executive officers in excess of $1 million is not tax deductible, except to the extent it constitutes performance-based compensation. Due to transition relief available under Section 162(m) for new public companies, compensation attributable to awards under our LTIP and Annual Incentive Plan made during the applicable relief period will be exempt from the deduction limitation under Section 162(m). As a result, a significant portion of our overall executive compensation should satisfy the requirements for deductibility under Section 162(m) during this transition period. At the same time, the Compensation Committee considers its primary goal to design compensation strategies that further the best interests of our stockholders. In certain cases, it may determine that the amount of tax deductions lost is not significant when compared to the potential opportunity a compensation program provides for creating long-term stockholder value. The Compensation Committee therefore retains the ability to evaluate the performance of our executive officers and to pay appropriate compensation, even if some of it may be non-deductible.

Review of and Conclusion Regarding All Components of Executive Compensation

Overall, the Compensation Committee finds the named executive officers' total compensation to be fair, reasonable and consistent with the company's executive compensation philosophy.

Important Note Regarding Compensation Tables

The following compensation tables in this Proxy Statement have been prepared pursuant to SEC rules. Although some amounts (*e.g.*, salary, bonus and non-equity incentive plan compensation) represent actual dollars paid to an executive, other amounts are estimates based on certain assumptions about future circumstances (*e.g.*, payments upon termination of an executive's employment) or they may represent dollar amounts recognized for financial statement reporting purposes in accordance with FASB ASC Topic 718, but do not represent actual dollars received by the executive (*e.g.*, dollar values of stock awards and option awards). The footnotes and other explanations to the Summary Compensation table and the other tables herein contain important estimates, assumptions and other information regarding the amounts set forth in the tables and should be considered together with the quantitative information in the tables.

Executive Compensation Tables

2011 Summary Compensation Table

The following table sets forth information regarding compensation for each of our named executive officers for fiscal years 2011, 2010, and 2009. Although Mr. Taylor was not a named executive officer in 2010, SEC rules require disclosure of his compensation for all fiscal years covered in this table.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Colin Marshall(6)	2011	699,999	—	1,531,444	524,999	630,000	—	92,373	3,478,815
President and Chief	2010	650,000	—	—	—	1,202,500	—	44,384	1,896,884
Executive Officer	2009	412,273	387,537	3,437,306	3,314,970	298,500	780,094	184,970	8,815,650
Gary Rivenes	2011	424,998	—	619,851	212,489	280,500	—	65,733	1,603,571
Executive Vice	2010	374,999	—	—	—	523,200	—	25,014	923,213
President and Chief	2009	240,897	156,262	1,059,156	961,872	157,200	44,497	17,155	2,637,039
Operating Officer									
Michael Barrett	2011	374,999	—	546,926	187,499	247,500	—	60,623	1,417,547
Executive Vice	2010	374,999	—	—	—	562,500	—	72,433	1,009,932
President and Chief	2009	219,750	186,990	911,585	951,922	151,800	—	184,646	2,606,513
Financial Officer									
James Orchard	2011	299,998	—	328,152	112,492	176,400	—	52,773	969,815
Senior Vice President,	2010	299,998	—	—	—	333,000	—	52,791	685,790
Marketing and	2009	199,260	161,875	516,005	515,186	85,800	55,468	34,000	1,567,594
Government Affairs									
A. Nick Taylor	2011	299,998	—	328,152	112,492	151,200	—	52,959	944,801
Senior Vice President,	2010	299,998	—	—	—	327,600	—	26,352	653,950
Technical Services	2009	207,206	162,050	518,165	513,652	112,600	—	251,924	1,765,597

(1) The amounts reported in the "Stock Awards" column for 2011 reflect the aggregate grant date fair value of the restricted stock and performance share unit awards granted under the LTIP during fiscal 2011, computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Further details of the methods and assumptions used for purposes of valuing these awards are included in Note 17 of the Notes to Consolidated Financial Statements included in our Form 10-K for fiscal 2011.

(2) The amounts reported in the "Option Awards" column for 2011 reflect the aggregate grant date fair value of the stock option awards granted under the LTIP during fiscal 2011, computed in accordance with FASB ASC Topic 718. Further details of the methods and assumptions used for these awards are included in Note 17 of the Notes to Consolidated Financial Statements included in our annual report on Form 10-K for fiscal 2011.

(3) For 2011, the amounts shown represent payments earned by each named executive officer under our Annual Incentive Plan.

(4) The investment returns under our non-qualified deferred compensation plan are calculated in the same manner and at the same rate as earnings on externally managed investments available to employees participating in our tax-qualified 401(k) plan. Consequently, those amounts are not considered to be preferential or above market under applicable SEC rules.

(5) The amounts shown in the "All Other Compensation" column with respect to 2011 are more fully described in the All Other Compensation table included below.

(6) Mr. Marshall does not receive compensation for his service on the Board.

All Other Compensation

Name	Company Contrib. to 401(k) Plan	Company Contrib. to Profit Sharing Plan	Company Contrib. to NQDC Plan	Other(a)	Total
Colin Marshall	$13,269	$11,388	$64,615	$3,100	$92,373
Gary Rivenes	$14,700	$ 9,802	$39,231	$2,000	$65,733
Michael Barrett	$14,700	$ 9,513	$34,615	$1,794	$60,623
James Orchard	$14,700	$ 9,081	$27,692	$1,300	$52,773
A. Nick Taylor	$14,700	$ 9,081	$27,692	$1,486	$52,959

(a) As to each named executive officer other than Mr. Orchard, includes $100 for the annual safety award and $200 for participation in our wellness program. As to Mr. Orchard, includes $100 for the annual safety award.

Also includes the following long-term disability premiums paid by us on behalf of the individual: Mr. Marshall, $2,800; Mr. Rivenes, $1,700; Mr. Barrett, $1,494; Mr. Orchard, $1,200; and Mr. Taylor, $1,186.

2011 Grants of Plan Based Awards

The following table reflects Annual Incentive Plan awards, performance share unit awards, stock options and restricted stock awards granted to each of our named executive officers in 2011.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)						
Name (a)	Type of Award(1)	Grant Date (b)	Threshold ($)(c)	Target ($)(d)	Maximum ($)(e)	Threshold (#)(f)	Target (#)(g)	Maximum (#)(h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)(4)	All Other Option Awards: Number of Securities Underlying Options (#) (j)(5)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)(l)(6)
Colin Marshall	AIP		350,000	700,000	1,400,000							
	PSU	3/8/2011				25,011	50,023	100,046				1,006,463
	NQ	3/8/2011								42,101	20.99	524,999
	RSA	3/8/2011							25,011			524,981
Gary Rivenes	AIP		159,375	318,750	637,500							
	PSU	3/8/2011				10,123	20,247	40,494				407,370
	NQ	3/8/2011								17,040	20.99	212,489
	RSA	3/8/2011							10,123			212,482
Michael Barrett	AIP		140,625	281,250	562,500							
	PSU	3/8/2011				8,932	17,865	35,730				359,444
	NQ	3/8/2011								15,036	20.99	187,499
	RSA	3/8/2011							8,932			187,483
James Orchard	AIP		90,000	180,000	360,000							
	PSU	3/8/2011				5,359	10,719	21,438				215,666
	NQ	3/8/2011								9,021	20.99	112,492
	RSA	3/8/2011							5,359			112,485
A. Nick Taylor	AIP		90,000	180,000	360,000							
	PSU	3/8/2011				5,359	10,719	21,438				215,666
	NQ	3/8/2011								9,021	20.99	112,492
	RSA	3/8/2011							5,359			112,485

(1) Type of Award:
AIP = Cash payment under the Annual Incentive Plan
PSU = Performance share units granted under the Long-Term Incentive Plan
NQ = Non-qualified stock options granted under the Long-Term Incentive Plan
RSA = Restricted stock awards granted under the Long-Term Incentive Plan

(2) The amounts in columns (c), (d), and (e) represent the threshold, target and maximum payment levels with respect to the 2011 annual cash incentive awards under our Annual Incentive Plan. Actual bonus payouts for 2011, which were made in March, 2012, are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(3) The amounts in columns (f), (g), and (h) represent the threshold, target and maximum number of shares of our common stock that may be earned with respect to grants of performance share units in 2011 under our LTIP.

(4) The amounts reported in column (i) are the number of restricted shares of our common stock granted to each named executive officer in 2011 under our LTIP.

(5) The amounts reported in column (j) are the number of stock options granted to each named executive officer in 2011 under our LTIP. The exercise price of stock options is equal to the closing market price of our common stock on the date of grant of the option.

(6) Amounts for restricted stock, performance share unit and stock option awards represent each award's grant date fair value computed in accordance with FASB ASC Topic 718, based on the closing price of our stock on the date of grant. The value of performance share units is based upon the estimated outcome of the market condition applicable to the awards as required by FASB ASC Topic 718. See footnotes (1) and (2) to the Summary Compensation Table for additional information about the assumptions used in calculating these amounts.

Annual Incentive Plan Awards

The amounts shown for annual incentive awards represent the target and maximum amounts of annual cash incentive compensation that, depending on performance results, might have been paid to each officer for 2011 performance. The actual amount paid for 2011 is included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 35. The treatment of awards paid out under our Annual Incentive Plan in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control".

Long-Term Incentive Plan Awards

In 2011, each of our named executive officers received a restricted stock award, a non-qualified stock option award and a performance share unit award. The restricted stock awards and non-qualified stock option awards are scheduled to vest as to 100% on March 8, 2014, contingent upon continued employment. A named executive officer will not receive dividends, if any, on restricted stock until the shares have fully vested and, upon the vesting date, the officer will be paid any dividends that may have accrued on the restricted shares in the form of additional shares of unrestricted stock. The performance share unit award is subject to performance vesting requirements based upon the achievement of certain performance goals tied to total shareholder return, as detailed in the grant award agreements, which could be from 0 to 200%. The performance share units are also contingent upon the continued employment of the named executive officer through the last day of the performance period, which began on January 1, 2011 and ends on December 31, 2013, and our relative achievement of the specified performance goals at the end of the performance period. The named executive officers will earn dividend equivalents, if any, on the performance share units, which will be reinvested into additional performance share units. Additional information regarding these awards may be found above under "—Compensation Discussion and Analysis—Key Elements of Our Executive Compensation Program—Long-Term Equity-Based Awards." The treatment of awards granted under our LTIP in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control".

2011 Outstanding Equity Awards at Year End

The table below sets forth information regarding outstanding equity awards held at the end of 2011 by our named executive officers. No awards were granted to our named executive officers in 2010.

	Option Awards(1)				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(2) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3) (j)
Colin Marshall								
2009 RSA					200	3,864		
2009 NQ	0	367,924	15.00	11/20/2019				
2009 RSA					195,000	3,767,400		
2011 NQ	0	42,101	20.99	3/8/2021				
2011 RSA					25,011	483,213		
2011 PSU							25,011	483,222
Gary Rivenes								
2009 RSA					200	3,864		
2009 NQ	0	106,132	15.00	11/20/2019				
2009 RSA					56,250	1,086,750		
2011 NQ	0	17,040	20.99	3/8/2021				
2011 RSA					10,123	195,576		
2011 PSU							10,123	195,586
Michael Barrett								
2009 RSA					200	3,864		
2009 NQ	0	106,132	15.00	11/20/2019				
2009 RSA					56,250	1,086,750		
2011 NQ	0	15,036	20.99	3/8/2021				
2011 RSA					8,932	172,566		
2011 PSU							8,932	172,576
James Orchard								
2009 RSA					200	3,864		
2009 NQ	0	56,603	15.00	11/20/2019				
2009 RSA					30,000	579,600		
2011 NQ	0	9,021	20.99	3/8/2021				
2011 RSA					5,359	103,536		
2011 PSU							5,359	103,546
A. Nick Taylor								
2009 RSA					200	3,864		
2009 NQ	0	56,603	15.00	11/20/2019				
2009 RSA					30,000	579,600		
2011 NQ	0	9,021	20.99	3/8/2021				
2011 RSA					5,359	103,536		
2011 PSU							5,359	103,546

(1) Option awards vest with respect to 100% of the underlying shares on the third anniversary of the date of grant. The 2009 option awards (2009 NQ) will vest in full on November 20, 2012, and the 2011 option awards (2011 NQ) will vest in full on March 8, 2014, subject to the continued employment of the named executive officer through the applicable vesting date. The treatment of outstanding option awards in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

(2) Restricted stock awards vest with respect to 100% of the shares subject to the award on the third anniversary of the date of grant. The 2009 restricted stock awards (2009 RSA) will vest in full on November 20, 2012, and the 2011 restricted stock awards (2011 RSA) will vest in full on March 8, 2014, subject to the continued employment of the named executive officers through the applicable vesting date. The treatment of outstanding restricted stock awards in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

(3) Represents the market value of outstanding awards based on the closing price of $19.32 per share of our common stock on December 30, 2011, the last trading day of fiscal 2011.

(4) The 2011 award of performance share units (2011 PSU) has a three-year performance period that began on January 1, 2011 and ends on December 31, 2013. As of December 31, 2011, our relative total shareholder return with respect to this award would have resulted in a ranking below the threshold level of the awards. Therefore, the amount reported in the table is the lowest number in excess of 0 that could be earned with respect to the 2011 PSU, which is the threshold level. The vesting schedule applicable to the 2011 PSU is described above in our CD&A under "—Key Elements of Our Executive Compensation Program—Long Term Equity-Based Awards." The treatment of outstanding performance share unit awards in the event of certain terminations of employment and/or upon the occurrence of a change in control is described below under "—Potential Payments Upon Termination or Change in Control."

2011 Option Exercises and Stock Vested

No outstanding awards under our LTIP held by the named executive officers vested during 2011 and no outstanding stock options were eligible for exercise during 2011.

Pension Benefits

We do not sponsor or maintain any plans that provide for specified retirement payments or benefits, such as tax-qualified defined benefit plans or supplemental executive retirement plans.

Prior to our IPO, certain of our named executive officers accrued benefits under defined benefit pension plans maintained by our predecessors, Rio Tinto and Rio Tinto America, which entities formerly employed certain named executive officers. These arrangements are described in detail in the "Pension Benefits" section of Amendment No. 4 to our Registration Statement on Form S-1, filed with the SEC on November 9, 2009. None of the costs associated with the Rio Tinto or Rio Tinto America benefits are borne by us. Furthermore, we are under no obligation to fund or otherwise administer these Rio Tinto plans, and Rio Tinto is not a related party.

2011 Nonqualified Deferred Compensation

The named executive officers are eligible to participate in our tax-qualified 401(k) plan and the Profit-Sharing Plan, which are available to all employees generally. In addition, the named executive officers are eligible to participate in our non-qualified deferred compensation plan (the "NQDC Plan"). Additional information regarding the material terms of the NQDC Plan is set forth above under "—Compensation Discussion and Analysis—Key Elements of Our Executive Compensation Program—Other Benefits—Retirement and Health and Welfare." The following table provides information for each of our named executive officers regarding contributions, earnings and year-end account balances under the NQDC Plan for 2011.

Name	Executive Contributions in Last FY($)(1) (b)	Company Contributions in Last FY($)(2) (c)	Aggregate Earnings in Last FY($)(3) (d)	Aggregate Balance at Last FYE($)(4) (f)
Colin Marshall	32,308	64,615	(1,235)	95,688
Gary Rivenes	19,615	39,231	(1,465)	57,381
Michael Barrett	17,308	34,615	(2,054)	49,869
James Orchard	13,847	27,692	(689)	40,850
A. Nick Taylor	46,154	27,692	(1,252)	72,594

(1) Amounts reported in this column were deferred at the election of the named executive officer and are also included in the amounts reported in the "Salary" or "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table for 2011.

(2) Amounts reported in this column are also included in the "All Other Compensation" column of the Summary Compensation Table for 2011.

(3) Amounts reported in this column represent aggregate earnings (or losses) on investments made in the NQDC Plan that accrued during 2011 on amounts of salary and/or cash bonus deferred at the election of the named executive officer and the contributions made by us for each named executive officer. Amounts reflect changes in the market value of the investment holdings.

(4) The aggregate balance for each named executive officer reflects the cumulative value, as of December 31, 2011, of the contributions to the NQDC Plan made by that named executive officer and by us for the named executive officer's account, and any earnings (or losses) on those amounts, since the named executive officer began participating in the plan. Because the NQDC Plan initially became effective on March 18, 2011, no amounts included in this column were reported as compensation to the named executive officers in the Summary Compensation Table for years prior to 2011.

Potential Payments Upon Termination or Change in Control

Our named executive officers are entitled to payments, benefits, and accelerated vesting of certain equity awards upon a termination of employment under certain circumstances and, in certain limited cases, additional equity may vest if such termination is following a change in control. These potential payments and benefits are provided pursuant to the terms of their employment agreements with us and the LTIP award agreements, although the employment agreements make no distinction for a change in control event in the case of any cash or health and welfare benefit awards.

The following paragraphs describe the termination entitlements under the terms of our employment agreements and LTIP award agreements with each of Mr. Marshall and our other named executive officers. The subsequent tables also describe future potential benefits in connection with a change in control, as provided in the LTIP award agreements.

Colin Marshall Employment Agreement

If Mr. Marshall resigns for "good reason" or is terminated by us "without cause", he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination (x) a lump sum payment equal to two (2) times the sum of (A) his base salary and (B) his target annual bonus under our Annual Incentive Plan for the year of termination and (y) a pro rata annual bonus to be calculated based on our actual performance at the end of the performance year and reduced by an amount equal to the number of days actually worked, divided by 365. Mr. Marshall is also entitled to the continuation of medical benefits on the same terms as active employees for 18 months (or until such time as Mr. Marshall becomes eligible for medical benefits from a subsequent employer that are at least equal to those provided by us) and such payments will be in lieu of our COBRA obligations. As a condition to receiving the severance and continuation of medical benefits, Mr. Marshall must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. If Mr. Marshall's employment terminates due to death or disability, other than amounts earned and unpaid through the date of termination, he or his estate will only be entitled to the pro rata bonus for the year of such termination plus the amounts due him or his estate from his elected benefits.

His employment agreement requires Mr. Marshall to abide by a perpetual restrictive covenant relating to non-disclosure. The agreement also includes covenants relating to non-solicitation and non-competition during Mr. Marshall's employment term and until the one year period following the termination of his employment.

Other Named Executive Officers Employment Agreements

If any of our other named executive officers resign for "good reason" or is terminated by us without "cause," he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination, (x) a lump sum payment equal to one (1) times the sum of (A) base salary and (B) his target annual bonus under our Annual Incentive Plan for the year of termination and (y) a pro rata annual bonus to be calculated based on our actual performance at the end of the performance year and reduced by an amount equal to the number of days actually worked, divided by 365. In addition, such other named executive officer is also entitled to the continuation of medical benefits on the same terms as active employees for 12 months (or until such time as the executive becomes eligible for medical benefits from a subsequent employer) that are at least equal to those provided by us and such payments will be in lieu of our COBRA obligations. As a condition to receiving the severance and continuation of medical benefits, the named executive officer must (a) execute, deliver and not revoke a general release of claims and (b) abide by restrictive covenants as detailed below. If a named executive officer's employment terminates due to death or disability, other than amounts earned and unpaid through the date of termination, he or his estate will only be entitled to the pro rata bonus for the year of such termination, plus the amounts due him or his estate from his elected benefits.

The employment agreements require each named executive officer to abide by a perpetual restrictive covenant relating to non-disclosure. The agreements also include covenants relating to non-solicitation and non-competition during the employment term until the one year period following the termination of employment.

Certain Definitions

For the purposes of the employment agreements and LTIP awards, "cause" generally means (1) any conviction of, or plea of guilty or nolo contendere to (x) any felony (except for vehicular-related felonies, other than manslaughter or homicide) or (y) any crime (whether or not a felony) involving dishonesty, fraud, or breach of fiduciary duty; (2) willful misconduct by the executive in connection with the performance of services to us; (3) ongoing failure or refusal after written notice to faithfully and diligently perform the usual and customary duties of his employment; (4) failure or refusal to comply with our reasonable written policies, standards and regulations; or (5) a material breach by the executive of any terms related to his employment in any applicable agreement. "Good reason" generally means (1) a material breach by us of any of the covenants in the employment agreement, (2) any material reduction in the base salary and, in the case of Mr. Marshall, any material reduction in the target participation levels in our incentive plans, (3) the relocation of the executive's principal place of employment that would increase the executive's one-way commute by more than seventy-five miles or (4) a material diminution in the executive's authority, duties, or responsibilities.

LTIP Awards

Options and Restricted Stock—As provided in the named executive officers' award agreements, if the executive's employment is terminated by us for cause or by the executive without good reason then the executive will forfeit all unvested options and restricted shares. In the event the executive's employment is terminated by us for any reason other than for cause or if the executive terminates his employment for good reason or his employment is terminated due to retirement after age 65 (or earlier with the permission of the Compensation Committee), death or disability, then, generally, a pro-rata portion (calculated by multiplying the total unvested option for each award by the percentage of the three year vesting period for that award that the executive was employed with the company) of the unvested options and restricted shares will vest. As provided in the relevant award agreements, in the event a named executive officer's employment is terminated without cause or for good reason within two years of a change in control, all unvested option and restricted stock awards will vest. In any other circumstance, accelerated vesting upon a change in control would only take place at the discretion of the Compensation Committee.

Performance Share Units—As provided in the named executive officers' award agreements, if the executive's employment is terminated by us for cause or by the executive without good reason then the executive will forfeit all unvested performance share unit awards. In the event the executive's employment is terminated by us for any reason other than for cause or if the executive terminates his employment for good reason or his employment is terminated due to retirement after age 65 (or earlier with the permission of the Compensation Committee), death or disability, then, generally, a pro-rata portion (calculated by multiplying the total number of shares that would have paid out had the executive been employed with us through the end of the performance period by the percentage of the three year vesting period for that award that the executive was employed with us) of the performance share unit awards will vest. As provided in the relevant award agreements, in the event of a change in control of the company, the surviving or successor entity is expected to assume the performance share unit award agreements. If these agreements are not assumed, the Compensation Committee may, in its sole discretion, modify the award, including, but not limited to, providing for the end of the performance period to be the date of the change in control.

Potential Termination and Change in Control Benefits Tables

The table below illustrates an estimated amount of compensation or other benefits potentially payable to each of our named executive officers that are triggered upon termination of such executive's employment under various scenarios. Any amount ultimately received will vary based on a variety of factors, including the reason for such executive's termination of employment, the date of such executive's termination of employment, and the executive's age upon termination of employment. The amounts shown assume that such termination was effective as of December 31, 2011, and, therefore, are estimates of the amounts that would have been paid to such executives upon their termination. Actual amounts to be paid can only be determined at the time of such executive's termination from the company.

			No Change in Control(5)		Change in Control(6)			
	Voluntary Termination ($)	**Early Retirement(9) ($)**	**For Cause Termination ($)**	**Termination Without Cause or for Good Reason ($)**	**For Cause Termination ($)**	**Termination Without Cause or for Good Reason ($)**	**Death ($)**	**Disability ($)**
COLIN MARSHALL								
Cash Severance(1)	0	0	0	2,800,000	0	2,800,000	(7)	(8)
Pro Rata Bonus(2)	0	0	0	630,000	0	630,000	630,000	630,000
Unvested Equity(3)								
Options	0	0	0	1,099,936	0	1,519,123	1,099,936	1,099,936
Restricted Stock	0	0	0	2,787,329	0	4,254,477	2,787,329	2,787,329
Performance Share Units				263,897	0	966,444	263,897	263,897
Health and Welfare Benefits(4)	0	0	0	32,759	0	32,759	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**7,613,920**	**0**	**10,202,803**	**4,781,162**	**4,781,161**
GARY RIVENES								
Cash Severance(1)	0	0	0	743,750	0	743,750	(7)	(8)
Pro Rata Bonus(2)	0	0	0	280,500	0	280,500	280,500	280,500
Unvested Equity(3)								
Options	0	0	0	315,057	0	430,033	315,057	315,057
Restricted Stock	0	0	0	821,316	0	1,286,190	821,316	821,316
Performance Share Units				106,813	0	391,172	106,813	106,813
Health and Welfare Benefits(4)	0	0	0	21,839	0	21,839	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**2,289,275**	**0**	**3,153,485**	**1,523,686**	**1,523,686**
MICHAEL BARRETT								
Cash Severance(1)	0	0	0	656,250	0	656,250	(7)	(8)
Pro Rata Bonus(2)	0	0	0	247,500	0	247,500	247,500	247,500
Unvested Equity(3)								
Options	0	0	0	315,971	0	433,380	315,971	315,971
Restricted Stock	0	0	0	815,033	0	1,263,180	815,033	815,033
Performance Share Units				94,247	0	345,152	94,247	94,247
Health and Welfare Benefits(4)	0	0	0	20,401	0	20,401	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**2,149,402**	**0**	**2,965,863**	**1,472,751**	**1,472,750**
JAMES ORCHARD								
Cash Severance(1)	0	0	0	480,000	0	480,000	(7)	(8)
Pro Rata Bonus(2)	0	0	0	176,400	0	176,400	176,400	176,400
Unvested Equity(3)								
Options	0	0	0	168,059	0	229,460	168,059	168,059
Restricted Stock	0	0	0	439,094	0	687,000	439,094	439,094
Performance Share Units				56,548	0	207,091	56,548	56,548
Health and Welfare Benefits(4)	0	0	0	20,714	0	20,714	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**1,340,815**	**0**	**1,800,665**	**840,101**	**840,101**
A. NICK TAYLOR								
Cash Severance(1)	0	0	0	480,000	0	480,000	(7)	(8)
Pro Rata Bonus(2)	0	0	0	151,200	0	151,200	151,200	151,200
Unvested Equity(3)								
Options	0	0	0	168,059	0	229,460	168,059	168,059
Restricted Stock	0	0	0	439,094	0	687,000	439,094	439,094
Performance Share Units				56,548	0	207,091	56,548	56,548
Health and Welfare Benefits(4)	0	0	0	22,033	0	22,033	0	0
ESTIMATED TOTAL	**0**	**0**	**0**	**1,316,934**	**0**	**1,776,784**	**814,901**	**814,901**

(1) As to Mr. Marshall, calculated as two times the sum of base salary plus target bonus. As to each of the other named executive officers, calculated as one times the sum of base salary plus target bonus.

(2) Amounts shown are based on the actual bonus earned by the named executive officer for the 2011 calendar year, which was paid in March 2012.

(3) Values are calculated based on the closing price of our common stock of $19.32 on December 31, 2011.

(4) Mr. Marshall is entitled to 18 months of continuous health and welfare benefit coverage under our then-current plans. Each of the other named executive officers is entitled to 12 months of continuous health and welfare benefit coverage under our then-current plans. Amounts shown reflect the current cost to the company to continue coverage for the named executive officer.

(5) Pursuant to each named executive officer's previously described employment agreement, the named executive officer is entitled to pro rata vesting upon termination without cause or resignation for good reason (as defined).

(6) As provided by the LTIP award agreements, all unvested equity-based awards vest in connection with a change in control only if the named executive officer is terminated within two years of a change in control without cause or for good reason or otherwise at the discretion of the Compensation Committee. There is no distinction in the named executive officers' previously described employment agreements for any cash or health and welfare benefit awards upon a change in control.

(7) Each of the named executive officers was eligible to receive payments under life insurance and accidental death and dismemberment policies provided by us to our employees. These amounts are not enumerated in the table above because these benefits are available to all employees generally and there is no discrimination in scope, terms, or operation in favor of our executive officers.

(8) Each of the named executive officers was eligible to receive 50% of his annualized base salary in disability payments, in accordance with the terms of our long term disability insurance program as of December 31, 2011. These amounts are not enumerated in the table above because these benefits are available to all employees generally and there is no discrimination in scope, terms, or operation in favor of our executive officers.

(9) We have not listed potential payments to our executives upon retirement because none of our named executive officers have reached retirement age. Although the Compensation Committee retains the discretion to provide for retirement prior to age 65, we have assumed for purposes of the table above that such discretion would not be exercised.

Compensation Committee Interlocks and Insider Participation

During 2011, Messrs. Fox (Chair), Owens and Nance served on the Compensation Committee. None of the members of the Compensation Committee is or has been an officer or employee of the company. All members of the Compensation Committee participate in decisions related to compensation of our executive officers. No interlocking relationship exists between our Board and the board of directors or compensation committee of any other company.

DIRECTOR COMPENSATION

Key Elements of Our Director Compensation Program

The directors' compensation package for 2011 is set forth in the following table.

Element	Description	Amount
Annual Cash Fee for Board Service	• Payable to the non-executive Chairman of our Board • Payable to the non-employee directors of our Board	$100,000 $65,000
Annual Cash Fee for Committee Chairs	• Audit Committee Chair • Other Committee Chairs	$15,000 $10,000
Annual Cash Fee for Committee Members	• Audit Committee Member • Other Committee Member	$7,500 $5,000
Annual Grant of Restricted Stock Units	• Grants of restricted stock units to the non-employee directors of our Board • Shares of common stock are deliverable in the event of the director's separation from service from the company due to the director's death, disability, non-reelection to the Board, resignation from the Board with the prior consent of the nominating and corporate governance committee or for any other reason, other than for cause	Restricted stock units valued at $65,000 ($100,000 for the Chairman)

Setting Director Compensation

The Compensation Committee is responsible for recommending to the Board the form and amount of compensation for non-employee directors. The Compensation Committee may appoint subcommittees and delegate to a subcommittee such power and authority as it deems appropriate, as discussed above in the CD&A. The Compensation Committee did not appoint any subcommittees during 2011.

The Compensation Committee completed a thorough review of the 2011 director compensation program with the assistance of Aon Hewitt for opportunities to enhance or fine-tune elements of the program from the program established in 2010.

In considering whether the directors' compensation program matched the company's compensation philosophy and our overall corporate vision, the Compensation Committee and Aon Hewitt measured the cash and equity elements of the program as compared to our Compensation Peer Group in determining whether any elements could be enhanced or fine-tuned for implementation beginning in 2011.

Effective in 2011, in an effort to align the equity award levels with the market data presented by Aon Hewitt, the Compensation Committee recommended to the Board, and the Board approved, an increase in the initial and annual equity awards for non-employee directors, other than the Chairman of the Board, from $60,000 to $65,000. The Compensation Committee also determined to grant these awards in the form of restricted stock units, beginning with the 2011 annual grant, rather than grants of restricted stock. Furthermore, the Compensation Committee noted in its review that the cash fees paid to committee members other than the audit committee were below the market data and were not reflective of the amount of time the committee members were devoting to their duties. As such, the Committee recommended, and the Board approved, an increase in the cash fees paid to committee members other than the audit committee. Effective January 2011, the annual cash fees paid to non-audit committee chairs increased to $10,000, and the annual cash fees to non-audit committee members increased to $5,000.

The following table shows the actual 2011 compensation received by our non-employee directors. Mr. Condon did not serve as a director during 2011 and is therefore not included in the table below.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
(a)	(b)	(c)	(h)
Keith Bailey	105,000	99,998	204,998
William Fox III	82,500	64,984	147,484
Steven Nance	82,500	64,984	147,484
William Owens	80,004	64,984	144,988
Chris Tong(4)	84,996	64,984	149,980
James Voorhees(5)	75,000	117,690	192,690

(1) Fees were paid in cash and include the following amounts:

Mr. Bailey: $100,000 as an annual retainer, $5,000 in committee fees
Mr. Fox: $65,000 as an annual retainer, $17,500 in committee fees
Mr. Nance: $65,000 as an annual retainer, $17,500 in committee fees
Mr. Owens: $65,000 as an annual retainer, $15,004 in committee fees
Mr. Tong: $65,000 as an annual retainer, $19,996 in committee fees
Mr. Voorhees: $65,000 as an annual retainer, $10,000 in committee fees

(2) Amounts reflect the aggregate compensation expense for financial statement reporting purposes for fiscal 2011 under FASB ASC Topic 718, for grants of restricted stock units in 2011. These amounts do not reflect amounts paid to or realized by the director for fiscal

2011. Assumptions used in the calculation of these amounts are included in Note 17 of the Notes to Consolidated Financial Statements included in our Form 10-K.

(3) Each of the independent directors who was a director in 2011 was granted units of restricted stock in 2011 with grant date fair values, computed in accordance with FASB ASC Topic 718. Restricted stock units are granted with no exercise price and vest 100% upon the resignation or retirement of the director.

(4) On March 5, 2012, Mr. Tong provided notice to the Board that he will not stand for election at the 2012 Annual Meeting of Stockholders.

(5) Mr. Voorhees was appointed to the Board on March 11, 2011. In accordance with the 2011 director compensation program, in addition to the annual grant he received which is detailed in footnote 3 above, Mr. Voorhees received an initial grant of restricted stock units, computed in accordance with FASB ASC Topic 718. As with other restricted stock units, these were granted with no exercise price and vest 100% upon the resignation or retirement of the director.

Director Stock Ownership Guidelines

Under our Corporate Governance Guidelines adopted by the Board, in order to ensure alignment of the interests of directors with those of our stockholders, a portion of the directors fees paid to a non-employee director is made in equity awards. For years prior to 2011, those equity awards were in the form of restricted stock. Beginning in 2011, those equity awards are in the form of restricted stock units. All non-employee directors must hold a minimum of the equivalent of three times their respective annual cash fees in the form of (i) our common stock and/or (ii) unvested shares of restricted common stock or restricted stock units. Directors have five years from the time of their first election to the Board to meet these stock ownership requirements. Although it has not yet been five years from the first election to the Board for any director, all but two of our non-employee directors currently meet this threshold based upon the closing price of our stock on December 31, 2011 of $19.32.

Equity Awards Outstanding at Year End

The following table shows the number of outstanding equity awards held by our non-employee directors as of December 31, 2011, which consist of shares of restricted common stock and restricted stock units.

Name	Number of Outstanding Shares of Restricted Stock and Restricted Stock Units(1) (#)
Keith Bailey	17,174
William Fox III	10,521
Steven Nance	10,208
William Owens	10,208
Chris Tong	10,521
James Voorhees	5,864

(1) Includes shares of unvested restricted stock as follows: Mr. Bailey, 12,813; Mr. Fox, 7,687; Mr. Nance, 7,374; Mr. Owens 7,374; Mr. Tong, 7,687, and Mr. Voorhees, 0.

Also includes shares of common stock underlying restricted stock units awarded which become payable generally upon the resignation or retirement from the Board as follows: Mr. Bailey, 4,361; Mr. Fox, 2,834; Mr. Nance, 2,834; Mr. Owens, 2,834; Mr. Tong, 2,834; and Mr. Voorhees, 5,864.

Changes to the Directors' Compensation Program for 2012

During its review of the 2012 directors' compensation program, the Compensation Committee reviewed market data from our Compensation Peer Group and secondary source data from industry and other companies. They also took into account the responsibilities of each committee and time commitments required for each committee to comply with increasing regulatory requirements. As a result of that review, the Compensation Committee increased the annual equity grant from $65,000 to $75,000 to be better aligned with market trends for equity awards to director. They also made the following adjustments to the annual committee fees to account for the increased responsibilities being required by our committees:

Committee	2011 Fees (Member) $	2011 Fees (Chair) $	2012 Fees (Member) $	2012 Fees (Chair) $
Compensation	5,000	10,000	7,500	15,000
Audit	7,500	15,000	7,500	15,000
Governance	5,000	10,000	7,500	15,000
HSEC	5,000	10,000	7,500	15,000

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of the Audit Committee

The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in such filing.

As provided by its charter, the Audit Committee (in this Audit Report, the "Committee") consists of at least three directors. No director may serve on the Committee unless the director satisfies the independence criteria in Rule 10A-3 of the Exchange Act, the independence criteria of the NYSE and the Guidelines on the Independence of the Directors as set forth in Annex A of Cloud Peak Energy's Corporate Governance Guidelines. Each member is financially literate, as interpreted by the Board in its business judgment. At least one member has accounting or related financial management expertise (as defined by the NYSE), as interpreted by the Board in its business judgment, and is an "audit committee financial expert" (as defined by the SEC), as determined by the Board. The designation of any person as an "audit committee financial expert" does not impose any greater responsibility or liability on that person than the responsibility and liability imposed on such person as a member of the Committee, nor does it decrease the duties and obligations of other Committee members or the Board.

The primary responsibility of the Committee is to oversee Cloud Peak Energy's financial reporting process on behalf of the Board and report the results of its activities to the Board. The Committee has sole authority to approve the appointment and to replace the company's independent auditor. The management of Cloud Peak Energy is responsible for the preparation, presentation and integrity of the company's financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies as well as internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The internal audit function is responsible for providing management and the Committee with ongoing assessments of the Company's risks and system of internal control. PricewaterhouseCoopers LLP ("PwC"), the company's independent auditor for 2011, is responsible for planning and carrying out audits of Cloud Peak Energy's annual financial statements in accordance with generally accepted auditing standards, reviewing Cloud Peak Energy's quarterly financial statements prior to the filing of each quarterly report, annually auditing the effectiveness of internal control over financial reporting and other auditing procedures.

The Committee has reviewed and discussed with management and PwC the audited financial statements for the year ended December 31, 2011 and related disclosures, including a review of the significant management judgments underlying the financial statements and disclosures and management's conclusion that the financial statements included in the 2011 Form 10-K present fairly, in all material respects, the financial position, results of operations and cash flows of the company for the periods presented in conformity with generally accepted accounting principles.

The Committee also periodically meets in separate private sessions with the independent auditor, the internal auditor and members of senior management (such as the chief financial officer) to discuss the results of their examinations, their evaluations of the company's internal controls, and the overall quality of the company's financial reporting. The Committee also periodically meets in executive session.

The Committee has discussed with PwC the matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. PwC has provided to the Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and the Committee has discussed with PwC that firm's independence and considered whether the performance by PwC of any non-audit services was compatible with its independence. The Committee has concluded that PwC's provision of audit and non-audit services to Cloud Peak Energy and its affiliates is compatible with PwC's independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Committee has adopted policies to avoid compromising the independence of the company's independent auditor, such as prior Committee approval of non-audit services and procedures on the hiring of employees or former employees of the company's independent auditor.

Based on the review and discussions referred to above, the Committee recommended to the Board that the audited financial statements for the year ended December 31, 2011 be included in the company's Annual Report on Form 10-K for 2011 for filing with the SEC.

This report is provided by the following independent directors, who comprise the Committee (other than Mr. Condon, who did not join the Committee until March 5, 2012, and as such, did not participate in the review and discussions referred to above):

Audit Committee

Chris Tong, Chair
William Fox III
Steven Nance

Independent Auditors

Representatives of PricewaterhouseCoopers LLP, who were our independent auditors for the year 2011, are expected to be present at the 2012 Annual Meeting of Stockholders. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions. PricewaterhouseCoopers LLP has been selected as the company's independent auditors for the fiscal year ended December 31, 2012.

Independent Auditor Fees and Services

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP or fees payable for professional services rendered with respect to Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC in or related to 2010 and 2011.

	2011	2010
Audit Fees	$1,980,176	$2,636,730
Audit Related Fees	67,445	—
Tax Fees	—	—
All Other Fees	—	—
Total	$2,047,621	$2,636,730

Pre-Approval for Audit and Non-Audit Services

Pursuant to its charter, the Audit Committee has the ability to pre-approve audit and non-audit services to be performed for Cloud Peak Energy by its independent auditors. To date, the Audit Committee has not chosen to pre-approve any non-audit services or to delegate any pre-approval authority to a subcommittee.

PROPOSAL II
RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

Description of Proposal

In accordance with its charter, the Audit Committee has selected PricewaterhouseCoopers LLP as Cloud Peak Energy's independent auditors to audit our consolidated financial statements for 2012 and to render other services required of them. The Board is submitting the appointment of PricewaterhouseCoopers LLP for ratification at the 2012 Annual Meeting of Stockholders. Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting with the opportunity to make a statement if they so desire and to be available to respond to appropriate questions.

The submission of this matter for ratification by stockholders is not legally required; however, the Board and its Audit Committee believe that such submission is consistent with best practices in corporate governance and is an opportunity for stockholders to provide direct feedback to the Board and its Audit Committee on an important issue of corporate governance. If the stockholders do not ratify the selection of PricewaterhouseCoopers LLP, the Audit Committee will reconsider the selection of such firm as independent auditors, although the results of the vote are not binding on the Audit Committee.

The Audit Committee has the responsibility to oversee and review the independence, qualifications and performance of the company's independent auditors.

Board Recommendation on Proposal

The Board unanimously recommends a vote **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as Cloud Peak Energy's independent auditors for 2012. The management proxy holders will vote all duly submitted proxies **FOR** ratification unless duly instructed otherwise.

PROPOSAL III
ADVISORY VOTE TO APPROVE THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

Description of Proposal

Section 14A of the Exchange Act, which was added to the Exchange Act by Section 951 of the Dodd-Frank Act, affords stockholders a vote to approve, on an advisory (nonbinding) basis, the compensation of the company's named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the SEC. This vote is not intended to address any specific item of compensation and is not a vote on the company's general compensation policies, compensation of the Board or the company's compensation policies as they relate to risk management. Exchange Act Section 14A requires the company to hold the advisory vote on executive compensation at least once every three years, although the company currently intends to hold such vote annually.

The company's executive compensation program is designed to attract, motivate and retain highly qualified executive officers who are able to meet and exceed corporate objectives and create long-term stockholder value. The Compensation Committee believes the company's executive compensation program reflects a strong pay-for-performance philosophy and is well aligned with the stockholders' long-term interests. Please read the Compensation Discussion and Analysis section of this Proxy Statement for additional details on our executive compensation program.

Stockholders are being asked to vote on the following resolution:

RESOLVED, that the stockholders of Cloud Peak Energy Inc. approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed in the proxy statement pursuant to Item 402 of Regulation S-K promulgated by the SEC.

This advisory vote on executive compensation is not binding on the company, the Compensation Committee or the Board. However, the Compensation Committee and the Board will take into account the result of the vote when determining future executive compensation programs.

Board Recommendation on Proposal

The Board recommends that the shareholders vote **FOR** approval, on an advisory basis, of the compensation of the company's named executive officers, as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K promulgated by the SEC. The management proxy holders will vote all properly submitted proxies **FOR** approval unless instructed otherwise.

OTHER BUSINESS

The Board is not aware of any matter to be presented for action at the 2012 Annual Meeting of Stockholders other than the three company proposals set forth in this Proxy Statement. Should any other matter requiring a vote of stockholders properly arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies discretionary authority to vote the same in accordance with their best judgment in the interest of the company.

PROPOSALS FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

Proposals for Inclusion in Our Proxy Statement

Under the rules of the SEC, stockholder proposals that are being submitted for inclusion in our proxy statement relating to our 2013 annual meeting of stockholders must be received no later than December 6, 2012 at our principal executive offices, located at 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: General Counsel. Such proposals when submitted must be in full compliance with applicable laws, including Rule 14a-8 of the Exchange Act, and our amended and restated bylaws.

Proposals Not for Inclusion in Our Proxy Statement

Our amended and restated bylaws require advance written notice from any stockholder seeking to present any business or proposal, not for inclusion in next year's proxy statement, but directly at the 2013 annual meeting of stockholders, including nominations of persons for election to our Board. Notice of such proposals must be received at our principal executive offices, located at 505 South Gillette Avenue, Gillette, Wyoming 82716, Attn: Corporate Secretary, no later than the close of business on the 90th day prior to the anniversary of the immediately preceding annual meeting. Based upon the anniversary date of the 2012 Annual Meeting of Stockholders as currently scheduled, a stockholder must send advance written notice of such nominations or other business or proposals such that the notice is received by us no later than the close of business on February 15, 2013. In the event the annual meeting is convened on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, such notice must be received not later than the later of the close of business 90 days prior to such annual meeting or the 10th day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made. Such proposals when submitted must be in full compliance with applicable law and our amended and restated bylaws.

DIRECTIONS TO ANNUAL MEETING LOCATION

The Best Western Tower West Lodge
109 North U.S. Highway 14-16
Gillette, Wyoming 82716

Nearest Airport: Gillette-Campbell County Airport—GCC

Go south on Airport Road. Turn left to stay on Airport Road. Turn right onto US 14-16 / WY-59 towards Gillette. Turn right onto Skyline Drive / I-90-BL.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-34547

Commission File Number: 333-168639

CLOUD PEAK ENERGY®

Cloud Peak Energy Inc.
Cloud Peak Energy Resources LLC

(Exact name of registrant as specified in its charter)

Delaware	**26-3088162**
Delaware	**26-4073917**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
505 S. Gillette Ave., Gillette, Wyoming	**82716**
(Address of principal executive offices)	(Zip Code)

(307) 687-6000

(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of Each Exchange on Which Registered*
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Cloud Peak Energy Inc.	Yes ☒	No ☐
Cloud Peak Energy Resources LLC	Yes ☒	No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Cloud Peak Energy Inc.	Yes ☐	No ☒
Cloud Peak Energy Resources LLC	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Cloud Peak Energy Inc.	Yes ☒	No ☐
Cloud Peak Energy Resources LLC	Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Cloud Peak Energy Inc.	Yes ☒	No ☐
Cloud Peak Energy Resources LLC	Yes ☒	No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

	Large accelerated filer	Accelerated filer	Non-accelerated filer (Do not check if a smaller reporting company)	Smaller reporting company
Cloud Peak Energy Inc.	☒	☐	☐	☐
Cloud Peak Energy Resources LLC	☐	☐	☒	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Cloud Peak Energy Inc.	Yes ☐	No ☒
Cloud Peak Energy Resources LLC	Yes ☐	No ☒

As of June 30, 2011, the last business day of Cloud Peak Energy Inc.'s most recently completed second fiscal quarter, the aggregate market value of the voting and nonvoting stock held by non-affiliates of Cloud Peak Energy Inc. was approximately $1,298 million based on the closing price of Cloud Peak Energy Inc.'s common stock as reported that day on the New York Stock Exchange of $21.30 per share. In determining this figure, Cloud Peak Energy Inc. has assumed that all of its directors and executive officers are affiliates. Such assumptions should not be deemed conclusive for any other purpose.

Number of shares outstanding of Cloud Peak Energy Inc.'s common stock, as of the latest practicable date: Common stock, $0.01 par value per share, 60,922,534 shares outstanding as of January 31, 2012. 100% of the common membership units of Cloud Peak Energy Resources LLC outstanding as of January 31, 2012 are held by Cloud Peak Energy Inc.

This combined Form 10-K is separately filed by Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC. Cloud Peak Energy Resources LLC meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore filing this form with the reduced disclosure format allowed under that General Instruction.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Cloud Peak Energy Inc.'s Proxy Statement to be filed with the Securities and Exchange Commission in connection with Cloud Peak Energy Inc.'s 2012 annual meeting of stockholders (the "Proxy Statement") are incorporated by reference into Part III hereof. Other documents incorporated by reference in this report are listed in the Exhibit Index of this Form 10-K.

[This page intentionally left blank.]

CLOUD PEAK ENERGY INC. AND
CLOUD PEAK ENERGY RESOURCES LLC

TABLE OF CONTENTS

Explanatory Note

This combined Form 10-K is filed by Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC. Each Registrant hereto is filing on its own behalf all of the information contained in this report that relates to such Registrant. Each Registrant hereto is not filing any information that does not relate to such other Registrant, and therefore makes no representation as to any such information. Cloud Peak Energy Resources LLC is the sole direct subsidiary of Cloud Peak Energy Inc., providing 100% of Cloud Peak Energy Inc.'s total consolidated revenue for the year ended December 31, 2011 and constituting nearly 100% of Cloud Peak Energy Inc.'s total consolidated assets as of December 31, 2011.

Unless the context indicates otherwise, the terms the "Company," "we," "us," and "our" refer to both Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC and their subsidiaries. Discussions or areas of this report that either apply only to Cloud Peak Energy Inc. or Cloud Peak Energy Resources LLC are clearly noted in such sections.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "should," "will," "would," or similar words. You should read statements that contain these words carefully because they discuss our current plans, strategies, prospects, and expectations concerning our business, operating results, financial condition, and other similar matters. While we believe that these forward-looking statements are reasonable as and when made, there may be events in the future that we are not able to predict accurately or control, and there can be no assurance that future developments affecting our business will be those that we anticipate. Additionally, all statements concerning our expectations regarding future operating results are based on current forecasts for our existing operations and do not include the potential impact of any future acquisitions. The factors listed under "Risk Factors," as well as any cautionary language in this report, describe the known material risks, uncertainties, and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Additional factors or events that may emerge from time to time, or those that we currently deem to be immaterial, could cause our actual results to differ, and it is not possible for us to predict all of them. You are cautioned not to place undue reliance on the forward-looking statements contained herein. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. The following factors are among those that may cause actual results to differ materially and adversely from our forward-looking statements:

- the prices we receive for our coal;
- competition with other producers of coal;
- competition with natural gas and other non-coal energy resources, which may be increased as a result of energy policies, regulations and subsidies or other government incentives that encourage or mandate use of alternative energy sources;
- coal-fired power plant capacity, including the impact of environmental regulations, energy policies and other factors that may cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal-fired power plants;
- market demand for domestic and foreign coal, electricity and steel;
- our ability to maintain and grow our export sales;
- domestic and international economic conditions;
- timing of reductions or increases in customer coal inventories;
- weather conditions or weather-related damage that impacts demand for coal, our mining operations, our customers or transportation infrastructure;
- risks inherent to surface coal mining;
- our ability to successfully acquire new coal reserves and surface rights at attractive prices and in a timely manner and our ability to effectively resolve issues with conflicting mineral development that may impact our mine plans;
- our ability to produce coal at existing and planned volumes and to effectively manage the costs of our operations;
- our plans and objectives for future operations and the development of additional coal reserves or acquisition opportunities, including risks associated with any acquisitions that we may pursue;

- the impact of current and future environmental, health, safety and other laws, regulations, treaties or governmental policies, or changes in interpretations thereof, and third-party regulatory challenges, including those affecting our coal mining operations or our customers' coal usage, carbon and other gaseous emissions or ash handling, as well as related costs and liabilities;
- the impact of required regulatory processes and approvals to lease and obtain permits for coal mining operations or to transport coal to domestic and foreign customers, including third-party legal challenges;
- any increases in rates or changes in regulatory interpretations with respect to royalties or severance and production taxes;
- railroad, export terminal and other transportation performance, costs and availability, including development of additional terminal capacity;
- inaccurately estimating the costs or timing of our reclamation and mine closure obligations;
- disruptions in delivery or increases in pricing from third-party vendors of raw materials and other consumables which are necessary for our operations, such as explosives, petroleum-based fuel, tires, steel, and rubber;
- our assumptions concerning coal reserve estimates;
- our relationships with, and other conditions affecting, our customers and other counterparties, including economic conditions and the credit performance and credit risks associated with our customers and other counterparties, such as lenders under Cloud Peak Energy Resources LLC's credit agreement and financial institutions with whom we maintain accounts or enter hedging arrangements;
- the terms and restrictions of Cloud Peak Energy Resources LLC's indebtedness;
- liquidity constraints, including those resulting from the cost or unavailability of financing due to credit market conditions;
- our assumptions regarding payments arising under the Tax Receivable Agreement and other agreements related to the initial public offering of CPE Inc.;
- our ability to maintain effective internal controls and to meet the systems and resource demands that we must incur as a public company;
- our liquidity, results of operations, and financial condition generally, including amounts of working capital that are available; and
- other factors, including those discussed in "Risk Factors."

GLOSSARY FOR SELECTED TERMS

Anthracite. Anthracite is the highest rank coal. It is hard, shiny (or lustrous), has a high heat content, and little moisture. Anthracite is used in residential and commercial heating as well as a mix of industrial applications. Some waste products from anthracite piles are used in energy generation.

Appalachian region. Coal producing area in Alabama, eastern Kentucky, Maryland, Ohio, Pennsylvania, Tennessee, Virginia, and West Virginia. The Appalachian region is divided into the northern, central, and southern Appalachian regions.

Ash. Inorganic material consisting of iron, alumina, sodium, and other incombustible matter that remain after the combustion of coal. The composition of the ash can affect the burning characteristics of coal.

Assigned reserves. Reserves that are committed to our surface mine operations with operating mining equipment and plant facilities. All our reported reserves are considered to be assigned reserves.

Bituminous coal. The most common type of coal that is between sub-bituminous and anthracite in rank. Bituminous coals produced from the central and eastern U.S. coal fields typically have moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus.

BLM. Department of the Interior, Bureau of Land Management.

BNSF. Burlington Northern Santa Fe Railroad.

British thermal unit, or "*Btu.*" A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit).

CAIR. Clean Air Interstate Rule.

Carbon dioxide, or CO_2. A gaseous chemical compound that is generated, among other ways, as a by-product of the combustion of fossil fuels, including coal, or the burning of vegetable matter.

CPE Inc. Cloud Peak Energy Inc., a Delaware corporation. We, us, our or the Company means CPE Inc. and its consolidated subsidiary, CPE Resources, together with the businesses that CPE Resources operates.

CPE Resources. Cloud Peak Energy Resources LLC, a Delaware limited liability company, formerly known as Rio Tinto Sage LLC, which is the operating company for our business, and of which CPE Inc. is the sole member.

Coal seam. Coal deposits occur in layers typically separated by layers of rock. Each layer is called a "seam." A coal seam can vary in thickness from inches to a hundred feet or more.

Coalbed methane. Also referred to as CBM or coalbed natural gas (CBNG). Coalbed methane is methane gas formed during the coalification process and stored within the coal seam.

Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel.

Compliance coal. Coal that when combusted emits no greater than 1.2 pounds of sulfur dioxide per million Btus and requires no blending or sulfur-reduction technology to comply with current sulfur dioxide emissions under the Clean Air Act.

CSAPR. Cross-State Air Pollution Rule.

Dragline. A large excavating machine used in the surface mining process to remove overburden. A dragline has a large bucket suspended from the end of a boom, which may be 275 feet long or larger. The bucket is suspended by cables and capable of scooping up significant amounts of overburden as it is pulled across the excavation area. The dragline, which can "walk" on large pontoon-like "feet," is one of the largest land-based machines in the world.

EIA. Energy Information Administration.

EIS. Environmental Impact Statement.

EPA. United States Environmental Protection Agency.

Force majeure. An event not anticipated as of the date of the applicable contract, which is not within the reasonable control of the party affected by such event, which partially or entirely prevents such party's ability to perform its contractual obligations. During the duration of such force majeure but for no longer period, the obligations of the party affected by the event may be excused to the extent required.

Fossil fuel. A hydrocarbon such as coal, petroleum, or natural gas that may be used as a fuel.

GHG. Greenhouse gas.

GW. Gigawatts.

Highwalls. The unexcavated face of exposed overburden and coal in a surface mine.

Incident rate or *IR.* The rate of injury occurrence, as determined by MSHA, based on 200,000 hours of employee exposure and calculated as follows:

IR = (number of cases × 200,000) / hours of employee exposure.

IPO Structuring Agreements. The following agreements entered into in connection with the initial public offering of CPE Inc.: The master separation agreement, the acquisition agreement, the assignment agreement, the agency contract, the promissory note, the employee matters agreement, the escrow agreement, the CPE Resources limited liability company agreement, the management services agreement, registration rights agreement, the Rio Tinto Energy America coal supply agreement, the software license agreement, the tax receivable agreement, the trademark assignment agreement, the trademark license agreement, and the transition services agreement. For a description of our remaining operative agreements with Rio Tinto and its affiliates, refer to the information included under the caption "Certain Relationships and Related Transactions" in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting. We refer generally to the transactions we entered into in connection with these IPO Structuring Agreements as IPO structuring transactions or structuring transactions. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2 of Notes to Consolidated Financial Statements in Item 8.

LBA. Lease by Application. Before a mining company can obtain new coal leases on federal land, the company must nominate lands for lease. The BLM then reviews the proposed tract to ensure maximum coal recovery. The BLM also requires completion of a detailed environmental assessment or an environmental impact statement, and then schedules a competitive lease sale. Lease sales must meet fair market value as determined by the BLM. The process is known as Lease by Application. After a lease is awarded, the BLM also has the responsibility to assure development of the resource is conducted in a fashion that achieves maximum economic recovery.

LBM. Lease by Modification. A process of acquiring federal coal through a non-competitive leasing process. An LBM is used in circumstances where a lessee is seeking to modify an existing federal coal lease by adding less than 960 acres in a configuration that is deemed non-competitive to other coal operators.

Lbs SO_2/mmBtu. Pounds of sulfur dioxide emitted per million Btu of heat generated.

Lignite. The lowest rank of coal. It is brownish-black with a high moisture content commonly above 35% by weight and heating value commonly less than 8,000 Btu.

LMU. Logical Mining Unit. A combination of contiguous federal coal leases that allows the production of coal from any of the individual leases within the LMU to be used to meet the continuous operation requirements for the entire LMU.

MATS. Mercury and Air Toxics Standards (formerly Utility Maximum Achievable Control Technology, or Utility MACTS).

Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as "met" coal, it possesses four important qualities: volatility, which affects coke yield; the level of impurities, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Metallurgical coal has a particularly high Btu, but low ash content.

MSHA. Mine Safety and Health Administration.

NAAQ. National Ambient Air Quality.

NO_x. Nitrogen oxides. NO_x represents both nitrogen dioxide (NO_2) and nitrogen trioxide (NO_3), which are gases formed in high temperature environments, such as coal combustion. It is a harmful pollutant that contributes to acid rain and is a precursor of ozone.

Non-reserve coal deposits. Non-reserve coal deposits are coal bearing bodies that have been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrant further exploration work. However, this coal does not qualify as commercially viable coal reserves as prescribed by the Securities and Exchange Commission, or SEC, standards until a final comprehensive evaluation based on unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Non-reserve coal deposits may be classified as such by either limited property control or geologic limitation, or both.

QSO. Qualified Surface Owner. A status attributed by the BLM to a certain class of surface owners of split estate lands which allows the QSO to prohibit leasing of federal coal without their explicit consent.

Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

PRB. Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana.

Preparation plant. Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process separates higher ash coal and may also remove some of the coal's sulfur content.

Probable reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Reclamation. The process of restoring land to its prior condition, productive use, or other permitted condition following mining activities. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil, and planting native grass and shrubs. Reclamation operations are typically conducted concurrently with mining operations. Reclamation is closely regulated by both state and federal laws.

Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Rio Tinto. Rio Tinto plc and Rio Tinto Limited and their direct and indirect subsidiaries, including Rio Tinto Energy America Inc. ("RTEA"), our predecessor for accounting purposes; Kennecott Management Services Company ("KMS"); and Rio Tinto America Inc. ("RTA"), which is the owner of RTEA and KMS.

Riparian habitat. Areas adjacent to rivers and streams with a differing density, diversity, and productivity of plant and animal species relative to nearby uplands.

Riverine habitat. A habitat occurring along a river.

Scrubber. Any of several forms of chemical physical devices which operate to control sulfur compounds formed during coal combustion. An example of a scrubber is a flue gas desulfurization unit.

SMCRA. Surface Mining Control and Reclamation Act of 1977.

Spoil-piles. Pile used for any dumping of waste material or overburden material, particularly used during the dragline method of mining.

Sub-bituminous coal. Black coal that ranks between lignite and bituminous coal. Sub-bituminous coal produced from the PRB has a moisture content between 20% to over 30% by weight, and its heat content ranges from 8,000 to 9,500 Btus.

Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide (SO_2) is produced as a gaseous by-product of coal combustion.

Sulfur dioxide emission allowance. A tradable authorization to emit sulfur dioxide. Under Title IV of the Clean Air Act, one allowance permits the emission of one ton of sulfur dioxide.

Surface mine. A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil overburden. Surface mines are also known as open-pit mines.

Thermal coal. Coal used by power plants and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.

Tons. A "short" or net ton is equal to 2,000 pounds. A "long" or British ton is 2,240 pounds. A "metric" ton is approximately 2,205 pounds. The short ton is the unit of measure referred to in this document.

Truck-and-shovel mining. Similar forms of mining where large shovels or front-end loaders are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loading facilities.

Union Pacific or *UP.* Union Pacific Railroad.

PART I

Item 1. *Business.*

Overview

CPE Inc. is one of the largest producers of coal in the U.S. and in the PRB, based on our 2011 coal sales of 98.7 million tons. We had revenues from our continuing operations of $1.6 billion in 2011. We operate some of the safest mines in the coal industry. According to MSHA data, in 2011, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies. We operate solely in the PRB, the lowest cost region of the major coal producing regions in the U.S., and operate two of the four largest coal mines in the U.S. Our operations include three wholly-owned surface coal mines, two of which are in Wyoming and one of which is in Montana. We also own a 50% non-operating interest in a fourth surface coal mine in Montana. We produce sub-bituminous thermal coal with low sulfur content and sell our coal primarily to domestic and foreign electric utilities. We do not produce any metallurgical coal. Thermal coal is primarily consumed by electric utilities and industrial consumers as fuel for electricity generation. In 2011, the coal we produced generated approximately 4% of the electricity produced in the U.S. As of December 31, 2011, we controlled approximately 1.37 billion tons of proven and probable reserves. For information regarding our revenues and long-lived assets by geographic area, please see Note 21 of Notes to Consolidated Financial Statements in Item 8.

CPE Inc., a Delaware corporation organized on July 31, 2008, is a holding company that manages its wholly-owned consolidated subsidiary CPE Resources, but has no business operations or material assets other than its ownership interest in CPE Resources as discussed more fully in "History" below. CPE Inc.'s only source of cash flow from operations is distributions from CPE Resources pursuant to the CPE Resources limited liability company agreement. CPE Inc. also receives management fees pursuant to a management services agreement between CPE Inc. and CPE Resources as reimbursement of certain administrative expenses.

History

Our business operations are conducted by CPE Resources, formerly known as Rio Tinto Sage LLC, a Delaware limited liability company formed as a wholly-owned subsidiary of RTEA on August 19, 2008. RTEA is our predecessor for accounting purposes. RTEA, a Delaware corporation, formerly known as Kennecott Coal Company, was formed as a wholly-owned subsidiary of RTA on March 1, 1993. Between 1993 and 1998, RTEA acquired the Antelope, Colowyo, Jacobs Ranch and Spring Creek coal mines and the Cordero and Caballo Rojo coal mines, which are operated together as the Cordero Rojo coal mine, and a 50% non-operating interest in the Decker coal mine. In December 2008, RTEA contributed RTA's western U.S. coal business to CPE Resources (other than the Colowyo mine). On October 1, 2009, CPE Resources sold the Jacobs Ranch mine to Arch Coal, Inc. and distributed the proceeds to Rio Tinto.

On November 19, 2009, CPE Inc. acquired from RTEA approximately 51.0% of the common membership units in CPE Resources in exchange for a promissory note which was repaid with proceeds from its initial public offering ("IPO"). As a result of these transactions, CPE Inc. became the sole managing member of CPE Resources.

On December 15, 2010, CPE Inc. priced a secondary offering of its common stock on behalf of Rio Tinto (the "Secondary Offering"). In connection with the Secondary Offering, CPE Inc. exchanged shares of common stock for the remaining common membership units of CPE Resources held by Rio Tinto, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc.

Coal Characteristics

In general, coal of all geological compositions is characterized by end use either as thermal or metallurgical. Heat value and sulfur content are the most important variables in the economic marketing and transportation of thermal coal. We mine, process and market low sulfur content, sub-bituminous thermal coal, the characteristics of which are described below. Because we operate only in the PRB, which does not have metallurgical coal, we produce only thermal coal.

Heat Value

The heat value of coal is commonly measured in Btus. Sub-bituminous coal from the PRB has a typical heat value that ranges from 8,000 to 9,500 Btus. Sub-bituminous coal from the PRB is used primarily by electric utilities and by some industrial customers for steam generation. Coal found in other regions in the U.S., including the eastern and Midwestern regions, tends to have a higher heat value than coal found in the PRB, other than lignite coal which has lower heat value than sub-bituminous coal but is typically only used to supply coal to utilities that are directly adjacent to the mine.

Sulfur Content

Federal and state environmental regulations, including regulations that limit the amount of sulfur dioxide that may be emitted as a result of combustion, have affected and may continue to affect the demand for certain types of coal. See "Environmental and Other Regulatory Matters—Clean Air Act." The sulfur content of coal can vary from seam to seam and within a single seam. The concentration of sulfur in coal affects the amount of sulfur dioxide produced in combustion. Coal-fired power plants can comply with sulfur dioxide emissions regulations by burning coal with low sulfur content, blending coals with various sulfur contents, purchasing emission allowances on the open market and/or using sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by up to 90%. According to the EIA, in 2010, out of utilities with a coal generating capacity of approximately 317 GW, utilities accounting for a capacity of over 188 GW had been retrofitted with scrubbers. Furthermore, any new coal-fired generation plants built in the U.S. are expected to use some type of sulfur-reduction technology. The demand or price for lower sulfur coal may decrease with widespread implementation of sulfur-reduction technology.

PRB coal typically has a lower sulfur content than eastern U.S. coal and generally emits no greater than 0.8 pounds of sulfur dioxide per million Btus.

Other

Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from seam to seam. Ash content is an important characteristic of coal because it impacts boiler performance and electric generating plants must handle and dispose of ash following combustion. The ash content of PRB coal is generally low, representing approximately 5% to 10% by weight. The composition of the ash, including the proportion of sodium oxide, as well as the ash fusion temperatures are important characteristics of coal and help determine the suitability of the coal to specific end users. In limited cases, customer requirements at the Spring Creek mine have required, and may continue to require, the addition of earthen materials to dilute the sodium oxide content of the post-combustion ash of the coal.

Moisture content of coal varies by the type of coal and the region where it is mined. In general, high moisture content is associated with lower heat values and generally makes the coal more expensive to transport. Moisture content in coal, on an as-sold basis, can range from approximately 2% to over 35% of the coal's weight. PRB coals have typical moisture content of 20% to 30%.

Trace elements within coal that are of primary concern are mercury for health and environmental reasons and chlorine for utility plant performance. Trace amounts of mercury and chlorine in PRB coal are relatively low compared to coal from other regions. However, the low chlorine content of PRB coal can promote the emission of mercury in an elemental form, which is more difficult to remove with conventional pollution control devices.

Coal Mining Methods

Surface Mining

All of our mines are surface mining operations utilizing both dragline and truck-and-shovel mining methods. Surface mining is used when coal is found relatively close to the surface. Surface mining typically involves the removal of topsoil and drilling and blasting the overburden (earth and rock covering the coal) with explosives. The overburden is then removed with draglines, trucks, shovels and dozers. Trucks and shovels then remove the coal. The final step involves replacing the overburden and topsoil after the coal has been excavated, reestablishing vegetation into the natural habitat and making other changes designed to provide local community benefits. We typically recover 92% or more of the economic coal seam for the mines we operate.

Coal Preparation and Blending

Depending on coal quality and customer requirements, in almost all cases the coal from our mines is crushed and shipped directly from our mines to the customer. Typically, no other preparation is needed for a saleable product. However, depending on the specific quality characteristics of the coal and the needs of the customer, blending different types of coals may be required at the customer's plant. Coals of various sulfur and ash contents can be mixed or "blended" to meet the specific combustion and environmental needs of customers. All of our coal can be blended with coal from other coal producers. Spring Creek's location and the high Btu content of its coal make its coal better suited than our other coal for export and transportation to the northeastern U.S. coal markets for blending by the customer with coal sourced from other markets to achieve a suitable overall product.

Mining Operations

We operate solely in the PRB. Two of the mines we operate are located in Wyoming and one is located in Montana. We also own a 50% non-operating interest in the Decker mine, which is located in Montana. The other 50% mine owner has responsibility for the day-to-day operations. We currently own the majority of the equipment utilized in our mining operations, excluding the Decker mine. We employ preventative maintenance and rebuild programs and upgrade our equipment as part of our efforts to ensure that it is productive, well-maintained and cost-competitive. Our maintenance programs also utilize procedures designed to enhance the efficiencies of our operations. The following table provides summary information regarding our mines as of December 31, 2011.

	2011 As Delivered Average				Tons Sold (in millions)		
Mine	Btu per lb	Ash Content	Sulfur Content		2011	2010	2009
		(%)	(%)	(lbs SO2/mmBtu)	(million tons)		
Antelope	8,879	5.15	0.25	0.56	37.1	35.9	34.0
Cordero Rojo	8,399	5.33	0.31	0.74	39.5	38.5	39.3
Spring Creek	9,237	5.13	0.32	0.69	19.1	19.3	17.6
Decker(1)	9,435	4.46	0.40	0.85	1.5	1.5	2.3
Other(2)	N/A	N/A	N/A	N/A	1.5	1.7	10.1
Total					98.7	96.9	103.3

(1) Tons sold numbers reflect our 50% non-operating interest.

(2) The tonnage shown for "Other" represents our purchases from third-party sources that we have resold. See "—Customers and Coal Contracts—Broker Sales and Third-Party Sources."

Our Antelope and Cordero Rojo mines are served by the BNSF and UP railroads. Our Spring Creek mine and the Decker mine are served solely by the BNSF railroad.

The following map shows the locations of our mining operations:



SPRING CREEK
MT
DECKER (50%)
WY
S.D.
POWDER RIVER BASIN
Rapid City
CORDERO ROJO
ANTELOPE
0
100 mi
MINES
BNSF Railroad
UP Railroad
Joint BNSF/UP
Casper
Douglas
NE
Alliance
S. Morrill
Wheatland
Rock Springs
CHEYENNE
WY
UT
CO
Ft. Collins
Sterling
DENVER
BOLDER
Geographics

Antelope Mine

The Antelope mine is located in the southern end of the PRB approximately 60 miles south of Gillette, Wyoming. The mine extracts thermal coal from the Anderson and Canyon Seams, with up to 44 and 36 feet, respectively, in thickness. On June 30, 2011 and August 11, 2011, we entered into two separate Federal Coal Leases with the BLM. These leases increased our proven and probable reserves by approximately 383 million tons, but are currently subject to pending legal challenges against the BLM and the Secretary of the Interior by environmental organizations, which could impact our ability to mine the coal subject to those leases and/or delay our access to mine the coal. With the acquisition of the federal coal leases, we also gained access to approximately 81 million tons of coal in an adjacent State of Wyoming coal lease that we controlled but was not previously included in our coal reserve estimates, resulting in a combined total increase of 464 million tons. Other potential large areas of unleased coal north and west of the mine are available for nomination by us or other mining operations or persons. Based on the average sulfur content of 0.52, the reserves at our Antelope mine are considered to be compliance coal under the Clean Air Act, and this coal is some of the lowest sulfur coal produced in the PRB.

Cordero Rojo Mine

The Cordero Rojo mine is located approximately 25 miles south of Gillette, Wyoming. The mine extracts thermal coal from the Wyodak Seam, which ranges from approximately 55 to 70 feet in thickness. We have nominated as an LBA a large coal tract adjacent to our existing operation, which we now believe the BLM will schedule for lease sometime in late 2012 or in 2013. The BLM ultimately determines if the tract will be leased, and if so, the final boundaries of, and the coal tonnage for, this tract. Significant areas of unleased coal are potentially available for nomination by us or other mining operations or persons adjacent to our current operations. Based on the average sulfur content of 0.69, the reserves at our Cordero Rojo mine are considered to be compliance coal under the Clean Air Act.

Spring Creek Mine

The Spring Creek mine is located in Montana approximately 35 miles north of Sheridan, Wyoming. The mine extracts thermal coal from the Anderson-Dietz Seam, which averages approximately 80 feet in thickness. The location of the mine relative to the Great Lakes is attractive to our customers in the northeast because of lower transportation costs. The location of the Spring Creek mine also provides access to export terminals in the Pacific Northwest, providing an advantage relative to other PRB mines. As a result, interest from foreign buyers in coal from our Spring Creek mine continues, and, in 2011, we shipped approximately 4.5 million tons of Spring Creek coal through terminals located in British Columbia, Canada. Based on the average sulfur content of 0.71, the reserves at our Spring Creek mine are considered to be compliance coal under the Clean Air Act.

Decker Mine

The Decker mine is located immediately to the southeast of our Spring Creek mine in Montana. We own a 50% non-operating interest in the mine, which is a union-based operation. However, we do not employ any of the Decker mine employees. The other 50% mine owner has responsibility for the day-to-day operations and markets the thermal coal out of the Decker mine subject to the direction of the management committee. There are two principal seams at West Decker, Dietz 1 and Dietz 2, with typical thicknesses of 51 and 16 feet, respectively, and three seams at East Decker, Dietz 1 Upper, Dietz 1 Lower and Dietz 2, with typical thicknesses of 27, 17 and 16 feet, respectively.

Customers and Coal Contracts

We focus on building long-term relationships with customers through our reliable performance and commitment to customer service. We supply coal to over 80 domestic and foreign electric utilities and over 87% of our sales were to customers with an investment grade credit rating as of December 31, 2011. Furthermore, over 73% of our 2011 sales were to customers with whom we have had relationships for more than 10 years.

Sales and Marketing

We have a team of experienced sales, marketing and customer service personnel. To help develop and maintain the relationships we have with our customers, we have divided the department into three teams:

- Sales and Marketing, which focuses on traditional requests for proposals, constituting the majority of our sales;
- Marketing and Pricing, which provides industry insight, recommends pricing strategies and participates in the spot and forward markets; and
- Customer Service, which provides contract and after-sales support to our customers.

As of December 31, 2011, we had 16 employees in our sales and marketing department.

Customers

Our primary customers are domestic utility companies with over 108 plants primarily located in the mid-west and south central U.S, although we also sell to other domestic and foreign utility companies, as well as to third-party brokers. Our coal supplies fueled approximately 4% of the electricity generated in the U.S. in 2011. During 2011, approximately 47% of our revenues were derived from our top ten customers. No customer accounted for 10% or more of our revenues in 2011. The following map shows the percentage of our shipped tons of coal by state of destination during 2011 from coal produced at the three mines we own and operate. We also exported approximately 5% of the tons produced at these mines in 2011 to foreign utility customers and brokers.


1% or Less of Sales
2% to 4% of Sales
5% and Above of Sales

Long-term Coal Sales Agreements

As is customary in the coal industry, we generally enter into fixed price, fixed volume supply contracts of one- to five-year terms with many of our customers, including our international customers, although those contracts typically have terms of one to three years. Some of our contracts are as short as one to six months and other contracts have terms longer than ten years. Multiple year contracts usually have specific and possibly different volume and pricing arrangements for each year of the contract. As of December 31, 2011, approximately 56% of our committed tons were associated with contracts that had three years or more remaining on their term. For the year ended December 31, 2011, approximately 81% of our revenues were derived from long-term supply contracts with a term of one year or greater.

Our coal is primarily sold on a mine-specific basis to utility customers through a request-for-proposal process. The terms of our coal sales agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary by customer, including base price adjustment features, price re-opener terms, coal quality requirements, quantity parameters, permitted sources of supply, impact of future regulatory changes, extension options, force majeure, termination, assignment and other provisions, including demurrage fees for international contracts.

Our coal supply contracts typically contain "hardship" provisions to adjust the base price due to new statutes, ordinances or regulations that affect our costs related to performance of the agreement. Additionally, some of our contracts contain provisions that allow for the recovery of costs incurred as a result of modifications or changes in the interpretations or application of any applicable statute by local, state or federal government authorities. These provisions only apply to the base price of coal contained in these supply contracts. In some circumstances, a significant adjustment in base price can lead to termination of the contract. In addition, a small number of our contracts contain clauses that may allow customers to terminate the contract in the event of significant changes in environmental laws and regulations which result in the customer being unable to perform under the terms of the contract.

Most of our coal supply contracts include a fixed price for the term of the agreement or a pre-determined escalation in price for each year. Some of our domestic agreements that extend for a four- or five-year term or longer may include variable pricing. Our international coal supply agreements often contain a fixed price for the first year of sales, and then provide for future years' pricing to be negotiated at a specific point in time. These types of provisions allow customers to secure a supply for their future needs and provide us with greater predictability of sales volumes and prices. These price re-opener and index provisions may allow either party to commence a renegotiation of the contract price at a pre-determined time. Price re-opener provisions may automatically set a new price based on prevailing market price or, in some instances, require us to negotiate a new price, sometimes between a specified range of prices. In some agreements, including our international agreements, if the parties do not agree on a new price, either party has an option to terminate the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers. Our sales also typically attempt to account for the low sulfur content of our coal by reflecting a market adjustment for the low sulfur in the contract price or through an adjustment calculated based on the as-delivered average sulfur content of our coal, or both.

Quality and volumes for the coal are stipulated in coal sales agreements. Some customers are allowed to vary the amount of coal taken under the contract. Most of our coal sales agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics, such as heat content, sulfur, ash and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts. Many of our contracts contain clauses that require us and our customers to maintain a certain level of creditworthiness or provide appropriate credit enhancement upon request. The failure to do so can result in a suspension of shipments under the contract.

Our domestic coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers for the duration of specified events beyond the control of the affected party, including events such as strikes, adverse mining conditions, mine closures or serious transportation problems that affect us or unanticipated plant outages that may affect the buyer. Our contracts generally provide that in the event a force majeure circumstance exceeds a certain time period (e.g., 60-90 days), the unaffected party may have the option to terminate the transaction or transactions under the agreement. Some contracts stipulate that this tonnage can be made up by mutual agreement or at the discretion of the buyer.

Agreements between our customers and the railroads servicing our mines may also contain force majeure provisions. Generally, our domestic coal sales agreements allow our customers to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure.

In some of our contracts, we have a right of substitution, allowing us to provide coal from different mines, including third-party mines, as long as the replacement coal meets quality specifications and will be sold at the same delivered cost.

Generally, under the terms of our coal sales agreements, we agree to indemnify or reimburse our customers for damage to their or their rail carrier's equipment while on our property, other than from their own negligence, and for damage to our customers' equipment due to non-coal materials being included with our coal before leaving our property.

Broker Sales and Third-Party Sources

From time to time, we purchase coal through brokers to cover any shortfalls under our coal sales agreements and sell to brokers and third-party sources any excess produced coal, including selling through foreign brokers who sell to end users in foreign countries. For delivery during the year ended

December 31, 2011, we purchased 1.5 million tons through brokers and third-party sources, and sold 1.5 million tons to brokers and third-party sources.

Transportation

Transportation can be one of the largest components of a purchaser's total cost. Coal used for domestic consumption is generally sold free on board (FOB) at the mine or nearest loading facility, and the purchaser of the coal normally bears the transportation costs and risk of loss in the event of a problem. Most electric generators arrange long-term shipping contracts with rail or barge companies to assure stable delivery costs. In limited circumstances, we sell coal on a delivered basis where we arrange and pay for the freight and charge our customers for this service. Our mines (including the Decker mine) are served by the BNSF and/or UP railways.

Although the purchaser pays the freight, transportation costs still are important to coal mining companies because the purchaser may choose a supplier largely based on cost of transportation. Transportation costs borne by the customer vary greatly based on each customer's proximity to the mine. Barges, Great Lake carriers and ocean vessels move coal to export markets and domestic markets requiring shipment over the Great Lakes and several river systems.

We generally sell coal to international customers at the export terminal, and we are usually responsible for the cost of transporting coal to the export terminal. We transport our coal primarily to terminals located in the Pacific Northwest for transportation to international customers. Our international customers are generally responsible for paying the cost of ocean freight.

To help ensure export terminal capacity for a portion of our anticipated export sales, in 2011 we entered into a long-term throughput contract with Westshore Terminals Limited Partnership that expires in 2023, an export terminal located near Vancouver, British Columbia. This type of "take-or-pay" contract requires us to pay for a minimum quantity of coal to be transported on the railway or through the port regardless of whether we sell any coal. If we fail to acquire sufficient export sales to meet our minimum obligations under this throughput contract, we are still obligated to make payments. We may enter into similar arrangements with other export terminals or rail companies serving those export terminals to help ensure sufficient transportation capacity for our export sales.

Suppliers

Principal supplies used in our business include heavy mobile equipment, petroleum-based fuels, explosives, tires, steel and other raw materials, as well as spare parts and other consumables used in the mining process. We use third-party suppliers for a portion of our equipment rebuilds and repairs, drilling services and construction. We use sole source suppliers for certain parts of our business such as dragline shovel parts and services and tires. We believe adequate substitute suppliers are available. For further discussion of our suppliers, see Item 1A "Risk Factors—Risks Related to Our Business and Industry—Increases in the cost of raw materials and other industrial supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and materially adversely affect our profitability."

Competition

The coal industry is highly competitive. See Item 1A "Risk Factors—Risks Related to Our Business and Industry—Competition with domestic and foreign coal producers and with producers of natural gas and other competing energy sources may negatively affect our sales volumes and our ability to sell coal at a favorable price." We compete directly with all coal producers and indirectly with other energy producers throughout the U.S. and, for our export sales, internationally. The most important factors on which we compete with other coal producers are coal price, coal quality and characteristics, costs incurred by our customers to transport the coal, customer service and the reliability of supply.

Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic and foreign electric generation industries. These coal consumption patterns are influenced by factors beyond our control, including the supply and demand for domestic and foreign electricity, domestic and foreign governmental regulations and taxes, environmental and other regulatory changes, technological developments, the price and availability of other fuels, such as natural gas and crude oil, and the availability, and subsidies designed to encourage greater use of alternative energy sources, including hydroelectric, nuclear, wind and solar power, all of which can decrease demand for coal.

Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, we compete with other coal producers operating in the PRB for additional coal through the LBA process. This process is competitive and we expect the competition for LBAs to remain strong.

Employees

As of December 31, 2011, we had approximately 1,600 full-time employees. None of our employees are currently parties to collective bargaining agreements. We believe that we have good relations with our employees. We hold a 50% non-operating interest in the Decker mine in Montana, which is a union-based operation. The other 50% mine owner has responsibility for the day-to-day operations. However, we do not employ any of the Decker mine employees. As of December 31, 2011, we had 323 external contractors on a full-time, equivalent basis.

Executive Officers

Set forth below is information concerning our current executive officers as of December 31, 2011.

Name	Age	Position(s)
Colin Marshall	47	President, Chief Executive Officer and Director
Michael Barrett	42	Executive Vice President and Chief Financial Officer
Gary Rivenes	41	Executive Vice President and Chief Operating Officer
Cary Martin	59	Senior Vice President, Human Resources
Todd Myers	47	Senior Vice President, Business Development
James Orchard	51	Senior Vice President, Marketing and Government Affairs
Bryan Pechersky	41	Senior Vice President and General Counsel
A. Nick Taylor	60	Senior Vice President, Technical Services
Heath Hill	41	Vice President and Chief Accounting Officer

Colin Marshall has served as our President, Chief Executive Officer and a director since July 2008. Previously, he served as the President and Chief Executive Officer of RTEA, an indirect subsidiary of Rio Tinto plc and the former parent company of CPE Resources, from June 2006 until November 2009. From March 2004 to May 2006, Mr. Marshall served as General Manager of Rio Tinto's Pilbara Iron's west Pilbara iron ore operations in Tom Price, West Australia, from June 2001 to March 2004, he served as General Manager of RTEA's Cordero Rojo mine in Wyoming and from August 2000 to June 2001, he served as Operations Manager of RTEA's Cordero Rojo mine. Mr. Marshall worked for Rio Tinto plc in London as an analyst in the Business Evaluation Department from 1992 to 1996. From 1996 to 2000, he was Finance Director of the Rio Tinto Pacific Coal business unit based in Brisbane Australia. Mr. Marshall received his bachelor of engineering degree and his master's degree in mechanical engineering from Brunel University and his master of business administration from the London Business School.

Michael Barrett has served as our Executive Vice President and Chief Financial Officer since September 2008. Previously, he served as Chief Financial Officer of RTEA from April 2007 until November 2009, and as Acting Chief Financial Officer of RTEA from January 2007 to March 2007.

From November 2004 to April 2007, Mr. Barrett served as Director, Finance & Commercial Analysis of RTEA, and from December 2001 to November 2004, he served as Principal Business Analyst of Rio Tinto Iron Ore's new business development group. From May 1997 to May 2000, Mr. Barrett worked as a Senior Business Analyst for WMC Resources Ltd, a mining company, and was Chief Financial Officer and Finance Director of Medtech Ltd. and Auxcis Ltd., two technology companies listed on the Australian stock exchange, from May 2000 to December 2001. From August 1991 to May 1997, he held positions with PricewaterhouseCoopers in England and Australia. Mr. Barrett received his bachelor's degree with joint honors in economics and accounting from Southampton University and is a Chartered Accountant.

Gary Rivenes has served as our Executive Vice President and Chief Operating Officer since October 2009. Previously, he served as Vice President, Operations, of RTEA from December 2008 until November 2009, and as Acting Vice President, Operations, of RTEA from January 2008 to November 2008. From September 2007 to December 2007, Mr. Rivenes served as General Manager for RTEA's Jacobs Ranch mine, from October 2006 to September 2007, he served as General Manager for RTEA's Antelope mine and from November 2003 to September 2006, he served as Manager, Mine Operations for RTEA's Antelope mine. Prior to that, he worked for RTEA in a variety of operational and technical positions for RTEA's Antelope, Colowyo and Jacobs Ranch mines since 1992. Mr. Rivenes holds a bachelor of science in mining engineering from Montana College of Mineral, Science & Technology.

Cary Martin has served as our Senior Vice President of Human Resources since October 2009. Previously, he served as Vice President / Corporate Officer of Human Resources for OGE Energy Corp., an electric utility and natural gas processing holding company from September 2006 until March 2008, and as a Segment Vice President for several different divisions of SPX Corporation, an international multi-industry manufacturing and services company from December 1999 until May 2006. In these capacities, Mr. Martin's responsibilities included oversight of employee and labor relations, workforce planning, employee development, compensation administration, policies and procedures and other responsibilities that are common for a human resources executive. From 1982 until 1999, Mr. Martin served in various management and officer positions for industries ranging from medical facilities to cable manufacturers. Mr. Martin received his bachelor's degree in Business Administration from the University of Missouri and his master's degree in Management Sciences from St. Louis University.

Todd Myers has served as our Senior Vice President, Business Development since July 2010. Previously, he served as President of Westmoreland Coal Sales Company. Prior to that, Mr. Myers served in other senior leadership positions with Westmoreland Coal Sales Company in marketing and business development during two periods dating to 1989. In his various capacities with Westmoreland, Mr. Myers's responsibilities included developing and implementing corporate merger and acquisition strategies, divesting coal related assets, negotiating complex transactions and other responsibilities generally attributable to the management of coal businesses. Mr. Myers also spent five years with RDI Consulting, a leading consulting firm in the energy industry, where he led the energy and environment consulting practice. In 1987, Mr. Myers served as a staff assistant in the U.S. House of Representatives. Mr. Myers earned his bachelor of arts in political science from Pennsylvania State University in University Park, Pennsylvania, and his masters in international management from the Thunderbird Graduate School of Global Management in Glendale, Arizona.

James Orchard has served as our Senior Vice President, Marketing and Government Affairs since October 2009. Previously, he served as Vice President, Marketing and Sustainable Development for RTEA from March 2008 until November 2009. From January 2005 to March 2008, Mr. Orchard was Director of Customer Service for RTEA. Prior to that he worked for Rio Tinto's Aluminum division in Australia and New Zealand for over 17 years, where he held a number of technical, operating, process improvement and marketing positions, including as manager of Metal Products from January 2001 to

January 2005. Mr. Orchard graduated from the University of New South Wales with a bachelor of science and a PhD in industrial chemistry.

Bryan Pechersky has served as our Senior Vice President and General Counsel since January 2010. Previously, Mr. Pechersky was Senior Vice President, General Counsel and Secretary for Harte-Hanks, Inc., a worldwide, direct and targeted marketing company from March 2007 to January 2010. Prior to that, he also served as Senior Vice President, Secretary and Senior Corporate Counsel for Blockbuster Inc., a global movie and game entertainment retailer from October 2005 to March 2007, and was Deputy General Counsel and Secretary for Unocal Corporation, an international energy company acquired by Chevron Corporation in 2005, from March 2004 until October 2005. While in these capacities, Mr. Pechersky's responsibilities included advising on various legal, regulatory and compliance matters, transactions and other responsibilities that are common for a general counsel and corporate secretary. Mr. Pechersky was in private practice for approximately seven years with the international law firm Vinson & Elkins L.L.P. before joining Unocal Corporation. Mr. Pechersky also served as a Law Clerk to the Hon. Loretta A. Preska, Chief Judge of the U.S. District Court for the Southern District of New York in 1995 and 1996. Mr. Pechersky earned his bachelor's degree and Juris Doctorate from the University of Texas, Austin, Texas.

A. Nick Taylor has served as our Senior Vice President, Technical Services since October 2009. Previously, he served as RTEA's Vice President of Technical Services & Business Improvement Process from October 2005 until November 2009. Prior to that, Mr. Taylor worked for Rio Tinto Technical Services in Sydney providing advice to Rio Tinto mining operations worldwide from 1992 to 2005, at its Bougainville Copper operations in New Guinea from 1980 to 1981, and at its Rossing Uranium operations in Namibia from 1976 to 1980. Additionally, he worked for Nchanga Consolidated Copper Mines in Zambia from 1973 to 1976, and as a mining consultant in Australia between 1981 and 1992. Mr. Taylor graduated from the University of Wales with a bachelor of science degree in mineral exploitation.

Heath Hill has served as our Vice President and Chief Accounting Officer since September 2010. Previously, Mr. Hill served in various capacities with PricewaterhouseCoopers LLP, our independent public accountants, from September 1998 to September 2010, including Senior Manager from September 2006 to September 2010, and Manager from September 2003 to September 2006. While with PricewaterhouseCoopers LLP, Mr. Hill's responsibilities included assurance services primarily related to SEC registrants, including annual audits of financial statements and internal controls, public debt offerings and IPO transactions. From June 2003 to June 2005 he held a position with PricewaterhouseCoopers in Germany serving U.S. registrants throughout Europe. Mr. Hill never worked on any engagements or projects for CPE Inc. or its predecessor, RTEA, while he was with PricewaterhouseCoopers LLP. Mr. Hill earned his bachelor's degree in accounting from the University of Northern Colorado and is an active Certified Public Accountant.

Environmental and Other Regulatory Matters

Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment and the effects of mining on surface and groundwater quality and availability. These laws and regulations have had, and will continue to have, a significant effect on our production costs and our competitive position. Future laws, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, regulations or orders, may require substantial increases in equipment and operating costs and delays, interruptions or a termination of operations, the extent of which we cannot predict. Future laws, regulations or orders, including those relating to global climate change, may also cause coal to become a less attractive fuel source, thereby reducing coal's share of the market for fuels and other energy sources used to generate electricity. As a result, future laws, regulations or orders may materially adversely affect our mining operations, cost structure, the price we receive for our coal, or our customers' demand for coal.

We are committed to conducting our mining operations in compliance with all applicable federal, state and local laws and regulations. As an example, all of the mines we operate are certified to the international standard for environmental management systems (ISO 14001). Our industry is highly regulated and the laws and regulations which apply to our operations are extensive, change frequently, and tend to become stricter over time. We have procedures in place, which are designed to enable us to comply with these laws and regulations. We believe we are substantially in compliance with applicable laws and regulations. However, we cannot guarantee that we have been or will be at all times in complete compliance.

Mining Permits and Approvals

Numerous governmental permits or approvals are required for mining operations. When we apply for these permits and approvals, we may be required to prepare and present data to federal, state or local authorities pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. For example, in order to obtain a federal coal lease, an EIS must be prepared to assist the BLM in determining the potential environmental impact of lease issuance, including any direct and indirect effects from the mining, transportation and burning of coal. Recently, particular attention has been focused on the impact of the production and usage of coal on global climate change, which resulted in extensive comments from environmental groups on the EIS prepared in connection with the West Antelope II LBA, and subsequent legal challenges were filed against the BLM and the Secretary of the Interior with respect to the corresponding coal leases. This may result in further delays or an inability to obtain this lease. Future nominations or lease applications may also be subject to delays or challenges, which may result in difficulties in obtaining other leases. The authorization, permitting and implementation requirements imposed by federal, state and local authorities may be costly and time consuming and may limit or delay commencement or continuation of mining operations. In the states where we operate, the applicable laws and regulations also provide that a mining permit or modification can be delayed, refused or revoked if officers, directors, stockholders with specified interests or certain other affiliated entities with specified interests in the applicant or permittee have, or are affiliated with another entity that has, outstanding permit violations. Thus, past or ongoing violations of applicable laws and regulations by these interested persons and entities could provide a basis to revoke our existing permits and to deny the issuance of additional permits.

Permitting requirements also require, under certain circumstances, that we must obtain surface owner consent if the surface estate has been split from the mineral estate. This requires us to negotiate with third parties for surface access that overlies coal we acquired or intend to acquire. These negotiations can be costly and are time consuming, lasting years in some instances, which can create additional delays in the permitting process. If we cannot successfully negotiate for land access, we could be denied a permit to mine coal we already own.

In order to obtain mining permits and approvals from federal and state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining a new area. Some of our required permits are becoming increasingly difficult and expensive to obtain, and the application review processes are taking longer to complete and increasingly becoming subject to challenge.

Under some circumstances, substantial fines and penalties, including revocation or suspension of mining permits, may be imposed under the laws described above. Monetary sanctions and, in severe circumstances, criminal sanctions may be imposed for failure to comply with these laws.

Surface Mining Control and Reclamation Act

SMCRA establishes mining, environmental protection, reclamation and closure standards for all aspects of surface coal mining. Mining operators must obtain SMCRA permits and permit renewals from the Office of Surface Mining Reclamation and Enforcement within the Department of the Interior ("OSM") or from the applicable state agency if the state agency has obtained regulatory primacy. A state agency may achieve primacy if the state regulatory agency develops a mining regulatory program that is no less stringent than the federal mining regulatory program under SMCRA. Both Wyoming and Montana, where our mines are located, have achieved primacy to administer the SMCRA program.

SMCRA permit provisions include a complex set of requirements, which include, among other things, coal prospecting, mine plan development, topsoil or growth medium removal and replacement, selective handling of overburden materials, mine pit backfilling and grading, disposal of excess spoil, protection of the hydrologic balance, surface runoff and drainage control, establishment of suitable post mining land uses and re-vegetation. We begin the process of preparing a mining permit application by collecting baseline data to adequately characterize the pre-mining environmental conditions of the permit area. This work is typically conducted by third-party consultants with specialized expertise and typically includes surveys and/or assessments of the following: cultural and historical resources; geology; soils; vegetation; aquatic organisms; wildlife; potential for threatened, endangered or other special status species; surface and ground water hydrology; climatology; riverine and riparian habitat and wetlands. The geologic data and information derived from the surveys and/or assessments are used to develop the mining and reclamation plans presented in the permit application. The mining and reclamation plans address the provisions and performance standards of the state's equivalent SMCRA regulatory program, and are also used to support applications for other authorizations and/or permits required to conduct coal mining activities. Also included in the SMCRA permit application is information used for documenting surface and mineral ownership, variance requests, access roads, bonding information, mining methods, mining phases, other agreements that may relate to coal, other minerals, oil and gas rights, water rights, permitted areas and ownership and control information required to determine compliance with OSM's regulations, including the mining and compliance history of officers, directors and principal owners of the entity.

Once a permit application is prepared and submitted to the regulatory agency, it goes through an administrative completeness review and a thorough technical review. Also, before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of all reclamation obligations. After the application is submitted, a public notice or advertisement of the proposed permit is required to be given, which begins a notice period that is followed by a public comment period before a permit can be issued. It is not uncommon for a SMCRA mine permit application to take over two years to prepare and review, depending on the size and complexity of the mine, and another two years or even longer for the permit to be issued. The variability in time frame required to prepare the application and issue the permit can be attributed primarily to the various regulatory authorities' discretion in the handling of comments and objections relating to the project received from the general public and other agencies. Also, it is not uncommon for a permit to be delayed as a result of litigation related to the specific permit or another related company's permit.

In addition to the bond requirement for an active or proposed permit, the Abandoned Mine Land Fund, which was created by SMCRA, imposes a fee on all coal produced. The proceeds of the fee are used to restore mines closed or abandoned prior to SMCRA's adoption in 1977. The current fee is

$0.315 per ton of coal produced from surface mines. In 2011, we recorded $30.1 million of expense related to these reclamation fees for our three owned and operated mines.

Surety Bonds

Federal and state laws require a mine operator to secure the performance of its reclamation obligations required under SMCRA through the use of surety bonds or other approved forms of security to cover the costs the state would incur if the mine operator were unable to fulfill its obligations. As of December 31, 2011, there were approximately $568.1 million in surety bonds outstanding to secure the performance of our reclamation obligations (including our obligations with respect to the Decker mine). In addition, we have a letter of credit for $10.5 million that we use to secure our 50% share of additional reclamation obligations at the Decker mine. At December 31, 2011, we had $71.2 million of restricted cash used as collateral for our surety bonds. At some point, federal and state laws may be amended to require certain forms of financial assurance that are more costly to obtain, such as letters of credit.

Mine Safety and Health

Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 (the "Mine Act"), significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. In addition to federal regulatory programs, all of the states in which we operate also have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is among the most comprehensive and pervasive systems for protection of employee health and safety affecting any segment of U.S. industry. The Mine Act is a strict liability statute that requires mandatory inspections of surface and underground coal mines and requires the issuance of enforcement action when it is believed that a standard has been violated. A penalty is required to be imposed for each cited violation. Negligence and gravity assessments result in a cumulative enforcement arrangement that may result in the issuance of withdrawal orders. The Mine Act contains criminal liability provisions. For example, it imposes criminal liability for corporate operators who knowingly or willfully authorize, order or carry out violations. The Mine Act also provides that civil and criminal penalties may be assessed against individual agents, officers and directors who knowingly authorize, order or carry out violations. In addition, criminal liability may be imposed against any person for knowingly falsifying records required to be kept under the Mine Act.

In 2006, in response to underground mine accidents, Congress enacted the Mine Improvement and New Emergency Response Act, which imposed additional obligations on coal operators, including, among other things, (a) the development of new emergency response plans that address post-accident communications, tracking of miners, breathable air, lifelines, training and communication with local emergency response personnel; (b) establishment of mine rescue teams; (c) notification to federal authorities of incidents that pose a reasonable risk of death and (d) increased penalties for violations of the applicable federal laws and regulations. In response to the April 2010 explosion at Massey Energy Company's Upper Big Branch Mine, we expect enforcement scrutiny to continue to increase, including more inspection hours at mine sites, increased numbers of inspections and increased issuance of the number and the severity of enforcement actions. Various states also have enacted their own new laws and regulations addressing many of these same subjects. Our compliance with these or any new mine health and safety regulations could increase our mining costs, only some of which may be passed on to customers.

We have implemented various internal standards to promote employee health and safety. In addition to these internal standards, we are also Occupational Health and Safety Assessment Series 18001 certified and have voluntarily implemented policies and standards in addition to those required by state or federal regulations that we consider important to the health and safety of our employees. According to MSHA data, in 2011, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies.

Black Lung

Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must pay federal black lung benefits to claimants who are current and former employees and also make payments to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to January 1, 1970. The trust fund is funded by an excise tax on production of up to $1.10 per ton for deep-mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the U.S. In 2011, we recorded $45.9 million of expense related to this excise tax for our three owned and operated mines.

Clean Air Act

The federal Clean Air Act and comparable state laws that regulate air emissions affect coal mining operations both directly and indirectly. Direct impacts on coal mining and processing operations include Clean Air Act permitting requirements and emission control requirements relating to air pollutants, including particulate matter, which may include controlling fugitive dust. The Clean Air Act indirectly affects coal mining operations by extensively regulating the emissions of particulate matter, sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired power plants. In recent years, Congress has considered legislation that would require increased reductions in emissions of sulfur dioxide, nitrogen oxide and mercury. In addition to the GHG issues discussed below, the air emissions programs that may affect our operations, directly or indirectly, include, but are not limited to, the following:

- *Acid Rain.* Title IV of the Clean Air Act requires reductions of sulfur dioxide emissions by electric utilities. Affected power plants have sought to reduce sulfur dioxide emissions by switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing or trading sulfur dioxide emission allowances. We cannot accurately predict the future effect of these Clean Air Act provisions on our operations. These acid rain requirements would not be supplanted by CSAPR, were it to take effect.

- *NAAQS for Criterion Pollutants.* The Clean Air Act requires the EPA to set standards, referred to as NAAQS, for six common air pollutants, including nitrogen oxide and sulfur dioxide. Areas that are not in compliance (referred to as non-attainment areas) with these standards must take steps to reduce emissions levels. Meeting these limits may require reductions of nitrogen oxide and sulfur dioxide emissions. Although our operations are not currently located in non-attainment areas, we could be required to incur significant costs to install additional emissions control equipment, or otherwise change our operations and future development if that were to change. On February 9, 2010, the EPA published revised NAAQS for nitrogen dioxide. On June 22, 2010, the EPA published a final rule that tightens the NAAQS for sulfur dioxide. Non-attainment designations will be finalized by June 2012 for both rules; state implementation plans are due in the winter of 2014; and the deadline to achieve attainment is the summer of 2017. We do not know whether or to what extent these developments might affect our operations or our customers' businesses.

- *Clean Air Interstate Rule and Cross-State Air Pollution Rule.* CAIR calls for power plants in 28 states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrogen oxide pursuant to a cap-and-trade program similar to the system now in effect for acid rain. In June 2011, the EPA finalized CSAPR, a replacement rule to CAIR, which requires 28 states in the Midwest and eastern seaboard of the United States to reduce power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. Under CSAPR, the first phase of the nitrogen oxide and sulfur dioxide emissions reductions would commence in 2012 with further reductions effective in 2014. However, on December 30, 2011, the U.S. Court of Appeals for the District of Columbia Circuit stayed the implementation of CSAPR pending resolution of judicial challenges to the rules and ordered the EPA to continue enforcing CAIR until the pending legal challenges have been resolved. We are unable to predict whether the CSAPR program will be upheld or reversed but for states to meet their requirements under CSAPR, a number of coal-fired electric generating units will likely need to be retired, rather than retrofitted with the necessary emission control technologies, reducing demand for thermal coal. On December 15, 2011, the EPA finalized a supplemental rulemaking to require Iowa, Michigan, Missouri, Oklahoma and Wisconsin to make summertime reductions to nitrogen oxide emissions under the CSAPR ozone-season control program.

- *NO_x SIP Call.* The NO_x SIP Call program was established by the EPA in October 1998 to reduce the transport of nitrogen oxide and ozone on prevailing winds from the Midwest and South to states in the Northeast, which alleged that they could not meet federal air quality standards because of migrating pollution. The program is designed to reduce nitrogen oxide emissions by one million tons per year in 22 eastern states and the District of Columbia. As a result of the program, many power plants have been or will be required to install additional emission control measures, such as selective catalytic reduction devices. Installation of additional emission control measures will make it more costly to operate coal-fired power plants, potentially making coal a less attractive fuel.

- *Mercury and Hazardous Air Pollutants.* On December 16, 2011, the EPA signed a rule that would regulate the emission of mercury and other metals, fine particulates and acid gases such as hydrogen chloride from coal- and oil-fired power plants, referred to as "MATS." Apart from MATS, several states have enacted or proposed regulations requiring reductions in mercury emissions from coal-fired power plants, and federal legislation to reduce mercury emissions from power plants has been proposed. Regulation of mercury emissions by the EPA, states, Congress or pursuant to an international treaty may decrease the future demand for coal, but we are currently unable to predict the magnitude of any such effect. The North American Electric Reliability Corporation in its 2011 Long-Term Reliability Assessment noted that CSAPR, MATS and other proposed regulations could accelerate the retirement of a significant number of coal-fired power plants. We continue to evaluate the possible scenarios associated with CSAPR and MATS and the effects they may have on our business and our results of operations, financial condition or cash flows.

- *Regional Haze, New Source Review and Ozone.* The EPA has initiated a regional haze program designed to protect and improve visibility at and around national parks, national wilderness areas and international parks. On December 23, 2011, the EPA Administrator signed a final rule under which the emission caps imposed under the CSAPR for a given state would supplant the obligations of that state with regard to visibility protection. That rule has not yet been published, and the EPA's plans about publishing this rule in light of the stay of the CSAPR have yet to be announced. In addition, the EPA's new source review program under certain circumstances requires existing coal-fired power plants, when modifications to those plants significantly change emissions, to install the more stringent air emissions control equipment required of new plants. There is pending litigation to force the EPA to list coal mines as a category of air pollution sources that endanger public health or welfare under Section 111 of the Clean Air Act and establish standards to reduce emissions from sources of methane and other emissions related to coal mines.

Global Climate Change

There are three important sources of GHGs associated with the coal industry. The end use of our coal in electricity generation is a source of GHGs. Combustion of fuel for mining equipment used in coal production is another source of GHGs. In addition, coal mining can release methane, a GHG, directly into the atmosphere. These emissions from coal consumption and production are potentially subject to regulation as part of regulatory initiatives to address global climate change and global warming. These regulatory initiatives may increase our costs and decrease demand for our coal.

The Kyoto Protocol to the 1992 United Nations Framework Convention on Climate Change (the "Kyoto Protocol") became effective in 2005, and bound those developed countries that ratified it (which the U.S. has not, to date, done) to reduce their global GHG emissions. Discussions to develop a treaty to replace the Kyoto Protocol after its expiration in 2012 are still ongoing. Any future global agreement on climate change could further reduce demand for our coal.

The EPA is attempting to regulate GHG emissions using existing statutory authorities. In 2009, the EPA issued a final finding that the presence of carbon dioxide and certain other GHGs in the atmosphere endanger public health and welfare of current and future generations. Legal challenges to these findings have been asserted, and Congress is considering legislation to delay or repeal the EPA's actions, but we cannot predict the outcome of these efforts. The EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the Clean Air Act. These rules are currently subject to judicial challenge, but the U.S. Court of Appeals for the District of Columbia Circuit has refused to stay their implementation while the challenges are pending. Among the rules promulgated after the EPA's endangerment finding was the Tailoring Rule, which requires that all new or modified stationary sources of GHGs that will emit more than 75,000 tons of carbon dioxide per year and are otherwise subject to Clean Air Act regulation, and any other facilities that will emit more than 100,000 tons of carbon dioxide per year to undergo prevention of significant deterioration ("PSD") permitting. PSD permitting requires that the permitted entity adopt the best available control technology. Under a consent decree with environmental groups, the EPA is expected to finalize new source performance standards ("NSPS") for electric power generation facilities in 2012. As of early December 2011, the EPA reportedly has prepared a proposal to regulate GHG emissions from only new plants, not existing ones, but that proposal is pending review at the Office of Management and Budget, and is not yet public. The EPA's failure to propose rules by the required date will delay final action as well.

The EPA has also adopted rules requiring the reporting of GHG emissions from specified large GHG emission sources in the United States, including coal-fired electric power plants, on an annual basis, beginning in 2011 for emissions occurring after January 1, 2010, as well as certain oil and natural gas production facilities, on an annual basis, beginning in 2012 for emissions occurring in 2011.

As a result of revisions to its preconstruction permitting rules that became fully effective on January 2, 2011, the EPA is now requiring new sources, including coal-fired power plants, to undergo control technology reviews for GHGs (predominately carbon dioxide) as a condition of permit issuance. These reviews may impose limits on GHG emissions, or otherwise be used to compel consideration of alternatives fuels and generation systems, as well as increase litigation risk for—and so discourage development of—coal-fired power plants.

Various states and regions have adopted GHG initiatives and certain governmental bodies, including the State of California, have or are considering the imposition of fees or taxes based on the emission of GHGs by certain facilities. A number of states have enacted legislative mandates requiring electricity suppliers to use renewable energy sources to generate a certain percentage of power. These and other current or future global climate change laws, regulations, court orders or other legally enforceable mechanisms may in the future require additional controls on coal-fired power plants and industrial boilers and may even cause some users of coal to switch from coal to alternative sources of fuel.

Likewise, GHG emissions have increasingly become issues that must be addressed in connection with the preparation of EISs necessary to obtain additional federal coal leases. For example, several environmental groups commented on the global climate change discussion within an EIS document for the federal coal lease application for the West Antelope II LBA, which we nominated. Furthermore, the federal coal leases for the West Antelope II LBA, which we acquired in 2011, are the subject of pending legal challenges filed against the BLM and Secretary of the Interior by environmental organizations. Disputes regarding the level of evaluation required for climate change could complicate and protract the time required to obtain coal leases on a timely basis which could have an adverse impact on our business.

Clean Water Act

The Clean Water Act ("CWA") and corresponding state and local laws and regulations affect coal mining operations by restricting the discharge of pollutants, including dredged or fill materials, into waters of the U.S. The CWA provisions and associated state and federal regulations are complex and subject to amendments, legal challenges and changes in implementation. Legislation that seeks to clarify the scope of CWA jurisdiction is under consideration by Congress. Recent court decisions, regulatory actions and proposed legislation have created uncertainty over CWA jurisdiction and permitting requirements that could either increase or decrease the cost and time spent on CWA compliance.

CWA requirements that may directly or indirectly affect our operations include the following:

- *Wastewater Discharge.* Section 402 of the CWA creates a process for establishing effluent limitations for discharges to streams that are protective of water quality standards through the National Pollutant Discharge Elimination System ("NPDES"), and corresponding programs implemented by state regulatory agencies. Regular monitoring, reporting and compliance with performance standards are preconditions for the issuance and renewal of NPDES permits that govern discharges into waters of the U.S. Failure to comply with the CWA or NPDES permits can lead to the imposition of significant penalties, litigation, compliance costs and delays in coal production. Furthermore, the imposition of future restrictions on the discharge of certain pollutants into waters of the U.S. could increase the difficulty of obtaining and complying with NPDES permits, which could impose additional time and cost burdens on our operations. For instance, waters that states have designated as impaired (i.e., as not meeting present water quality standards) are subject to Total Maximum Daily Load ("TMDL") regulations, which may lead to the adoption of more stringent discharge standards for our coal mines and could require more costly treatment.

  Anti-degradation policies may increase the cost, time and difficulty associated with obtaining and complying with NPDES permits and may also require more costly treatment.

- *Dredge and Fill Permits.* Many mining activities, including the development of settling ponds and other impoundments, require a Section 404 permit from the Army Corps of Engineers (the "Corps"). Generally speaking, these Section 404 permits allow the placement of fill materials into navigable waters of the United States including wetlands, streams, and other regulated areas. The Corps has issued general "nationwide" permits for specific categories of activities that are similar in nature and that are determined to have minimal adverse effects on the environment. Permits issued pursuant to Nationwide Permit 21 ("NWP 21") generally authorize the disposal of dredged or fill material from surface coal mining activities into waters of the U.S., subject to certain restrictions. NWP 21s are typically reissued for a five-year period and require appropriate mitigation, and permit holders must receive explicit authorization from the

Corps before proceeding with proposed mining activities. We currently utilize NWP 21 authorizations for our operations in Wyoming and Montana. Although the Corps has suspended the use of NWP 21 in six Appalachian region states, we have no operations in these states. To date, we are unaware of any intent by the Corps to similarly restrict the use of NWP 21 in the states where we operate.

Because of the U.S. Supreme Court's divided decision in Rapanos v. United States, there is some regulatory uncertainty about what constitutes a jurisdictional wetland. On March 18, 2010, the Corps of Engineers determined that there are no jurisdictional wetlands at our Spring Creek mine. On March 22, 2011, the Corps of Engineers authorized proposed operations under NWP 21 for our Antelope mine. The Antelope mine is currently working on an individual permit to seek authorization for future activities. This individual permit is expected to be submitted in March of 2012. On March 30, 2011, the Corps of Engineers authorized proposed operations under NWP 21 for our Cordero Rojo mine. This authorization is valid until March 18, 2013. All jurisdictional determinations are resolved, where applicable. Our Wyoming coal mines continue to operate under their respective NWP 21 permits. We believe that the pending jurisdictional wetland determinations are likely to reduce the waters that are currently subject to NWP 21 permitting requirements, with concomitant decreases in the cost and time burdens associated with NWP 21 permit compliance.

Resource Conservation and Recovery Act

The EPA determined that coal combustion wastes do not warrant regulation as hazardous wastes under the Resource Conservation and Recovery Act ("RCRA") in May 2000. Most state hazardous waste laws do not regulate coal combustion wastes as hazardous wastes. The EPA also concluded that beneficial uses of coal combustion wastes, other than for mine-filling, pose no significant risk and no additional national regulations of such beneficial uses are needed. However, the EPA determined that national non-hazardous waste regulations under RCRA are warranted for certain wastes generated from coal combustion, such as coal ash, when the wastes are disposed of in surface impoundments or landfills or used as mine-fill. There have been several legislative proposals that would require the EPA to further regulate the storage of coal combustion waste. Any significant changes in the management of coal combustion waste could increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, in June 2010 the EPA released two competing proposals for the regulation of coal combustion byproducts. One would regulate the byproducts as hazardous or special waste and the other would classify the byproducts as non-hazardous waste. Under both options, the EPA would establish dam safety requirements to address the structural integrity of surface impoundments to prevent catastrophic releases. The EPA conducted additional information collections in late 2011 and was expected to issue a final decision by the end of 2011. The EPA did not address in the proposed regulations the use of coal combustion wastes as minefill, but indicated that it would separately work with the OSM in order to develop effective federal regulations ensuring that such placement is adequately controlled. If coal combustion wastes were classified as a special or hazardous waste, regulations may impose restrictions on ash disposal, provide specifications for storage facilities, require groundwater testing and impose restrictions on storage locations, which could increase our customers' operating costs and potentially reduce their ability to purchase coal. In addition, contamination caused by the past disposal of coal combustion waste, including coal ash, can lead to material liability to our customers under RCRA or other federal or state laws and potentially reduce the demand for coal.

Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws affect coal mining operations by, among other things, imposing cleanup requirements for threatened or actual releases of hazardous substances into the environment. Under CERCLA and similar state laws, joint and several liability may be imposed on hazardous substance generators, site owners, transporters, lessees and others regardless of fault or the legality of the original disposal activity. Although the EPA currently excludes most wastes generated by coal mining and processing operations from the primary hazardous waste laws, such wastes can, in certain circumstances, constitute hazardous substances for the purposes of CERCLA. In addition, the disposal, release or spilling of some products used by coal companies in operations, such as chemicals, could trigger the liability provisions of CERCLA or similar state laws. Thus, we may be subject to liability under CERCLA and similar state laws for coal mines that we currently own, lease or operate or that we or our predecessors have previously owned, leased or operated, and sites to which we or our predecessors sent hazardous substances. We may be liable under CERCLA or similar state laws for the cleanup of hazardous substance contamination and natural resource damages at sites where we control surface rights.

Endangered Species Act

The federal Endangered Species Act (the "ESA") and counterpart state legislation protect species threatened with possible extinction. The U.S. Fish and Wildlife Service (the "USFWS") works closely with the OSM and state regulatory agencies to ensure that species subject to the ESA are protected from mining-related impacts. A number of species indigenous to the areas in which we operate are protected under the ESA, and compliance with ESA requirements could have the effect of prohibiting or delaying us from obtaining mining permits. These requirements may also include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. For example, our Spring Creek coal mine applied for lease modification under the BLM leasing regulations, and the area we were proposing to include was declared critical greater sage-grouse habitat by the Montana Fish, Wildlife and Parks Department. This requires a certain degree of mitigation of the impacts on the habitat in order for us to obtain approval of this lease modification. Similarly, in Wyoming, the Buffalo Field Office of the BLM is engaged in revising its Resource Management Plan ("RMP") to include additional sage-grouse protective measures in its RMP. In the latter part of 2011, BLM drafted a proposed Instruction Memorandum on sage-grouse for 2012 finalization and began formal planning processes for conservation measures for the species. These actions could result in more stringent requirements being issued by the BLM. Should more stringent protective measures be applied, this could result in increased operating costs, heightened difficulty in obtaining future mining permits, or the need to implement additional mitigation measures. The USFWS published the result of its 12-month status review on March 5, 2010, determining that a listing is warranted but precluded by higher priority listing actions. This finding imposes no legal obligation to protect the bird. On June 29, 2010, the USFWS issued a notice reinstating the proposed rule relating to the listing of the mountain plover as threatened under the ESA and requesting public comment. In May 2011, the USFWS determined not to list the mountain plover as threatened, however the species status could be reviewed in the future. If a listing determination results, it could lead to new land use restrictions to protect nesting plovers in Wyoming and Montana. We have not determined its possible impact on our operations, although a listing could adversely impact our mining operations and costs.

Use of Explosives

Our surface mining operations are subject to numerous regulations relating to blasting activities. Pursuant to these regulations, we incur costs to design and implement blast schedules and to conduct pre-blast surveys and blast monitoring. In addition, the storage of explosives is subject to regulatory requirements. For example, pursuant to a rule issued by the Department of Homeland Security in 2007, facilities in possession of chemicals of interest (including ammonium nitrate at certain threshold levels) are required to complete a screening review in order to help determine whether there is a high level of security risk, such that a security vulnerability assessment and a site security plan will be required. It is possible that our use of explosives in connection with blasting operations may subject us to the Department of Homeland Security's new chemical facility security regulatory program.

Other Environmental Laws

We are required to comply with numerous other federal, state and local environmental laws and regulations in addition to those previously discussed. These additional laws include, for example, the Safe Drinking Water Act, the Toxic Substance Control Act and the Emergency Planning and Community Right-to-Know Act.

Available Information

We file annual, quarterly and current reports, and amendments to those reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may access and read our filings without charge through the SEC's website at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

We also make the documents listed above available without charge through our website, www.cloudpeakenergy.com, as soon as practicable after we file or furnish them with the SEC. You may also request copies of the documents, at no cost, by telephone at (720) 566-2900 or by mail at Cloud Peak Energy Inc., 385 Interlocken Crescent, Suite 400, Broomfield, Colorado, 80021, Attention: Vice President, Investor Relations. The information on our website is not part of this Form 10-K.

Item 1A. ***Risk Factors.***

You should carefully consider the risk factors described below and other information contained in this Form 10-K. If any of the following risk factors, as well as other risks and uncertainties that are not currently known to us or that we currently believe are not material, actually occur, our business, financial condition and results of operations could be materially adversely affected and you may lose all or a significant part of your investment.

Risks Related to Our Business and Industry

A substantial or extended decline in the prices we receive for our coal could reduce our revenues and profitability and decrease the value of our coal reserves.

Our revenues, results of operations and the value of our coal reserves depend on the prices we receive for our coal. Prices for coal tend to be cyclical, and over the last several years have become more volatile. The prices we receive for our coal depend upon factors beyond our control, including:

- domestic and foreign supply and demand for coal, including Asian and other foreign demand for U.S. coal exports;
- domestic and foreign demand for electricity;
- domestic and foreign economic conditions;
- the quantity, quality and price of coal available from domestic and foreign competitors or the resale market;
- competition for production of electricity from non-coal sources, including the price and availability of alternative fuels, such as natural gas and crude oil, and alternative energy sources, such as nuclear, hydroelectric, wind and solar power, and the effects of technological developments related to these non-coal and alternative energy sources;
- adverse weather, climatic or other natural conditions, including natural disasters;
- legislative, regulatory and judicial developments, environmental regulatory changes, or changes in energy policy and energy conservation measures that would adversely affect the coal or utility industries, such as legislation that limits carbon dioxide or sulfur dioxide emissions or provides for increased funding, subsidies or other incentives for, or mandates the use of, alternative energy sources;
- domestic and foreign governmental regulations and taxes, including with respect to air emission standards for coal-fired power plants, and the ability of coal-fired power plants to meet these standards by installing scrubbers or other means;
- market price fluctuations for sulfur dioxide emission allowances;
- the capacity of, cost of, and proximity to, rail transportation and terminal facilities and rail and terminal performance; and
- the other risks described in this Item 1A.

A substantial or extended decline in the prices we receive for our coal due to these or other factors could reduce our revenues and profitability and value of our coal reserves.

Competition with domestic and foreign coal producers and with producers of natural gas and other competing energy sources may negatively affect our sales volumes and our ability to sell coal at a favorable price.

The coal industry is highly competitive. We compete directly with all domestic and many foreign coal producers, and indirectly with other energy producers throughout the U.S. and, for our export sales, internationally. In addition to the price of coal, coal quality, and transportation costs, demand for coal also has a significant impact on our ability to compete domestically and internationally for coal sales. Demand for coal depends upon a number of factors, including:

- general economic conditions and weather patterns, both of which are significant contributors to the demand for electricity;
- port and shipping capacity, including ocean freight rates;
- delivered prices for coal, including the relative costs of transportation from our mine site and competing mines;
- availability and cost of alternative fuel sources, such as natural gas;
- technological developments; and
- environmental and other governmental regulations, including EPA regulations.

Demand for U.S. coal exports has fluctuated over the last decade because of these and other factors. A decline in domestic demand for coal, or a decline in foreign demand for U.S. coal, could cause significant downward pressure on coal prices. Furthermore, overcapacity and increased production in the future, similar to the activities that occurred during the mid 1970s and early 1980s, could result in additional production capacity throughout the industry, causing increased competition and lower coal prices, materially reducing our revenues and profitability.

In addition to competing with other coal producers, we compete generally with producers of other fuels, such as natural gas and crude oil. A decline in the price of natural gas, or sustained low natural gas prices, could cause demand for coal to decrease and adversely affect the price of our coal. For example, the average price of natural gas declined from $4.15 per thousand cubic feet as of December 2010 to $3.17 per thousand cubic feet as of December 2011, leading to, in some instances, fuel switching and decreased coal consumption by electricity-generating utilities. Sustained low natural gas prices may also cause utilities to phase out or close existing coal-fired power plants or reduce construction of any new coal-fired power plants, which could have a material adverse effect on demand and prices received for our coal.

Legislation requiring the use and dispatch of alternative energy sources and fuels or legislation providing financing or incentives to encourage continuing technological advances and deployment in this area could further enable alternative energy sources to become more competitive with coal. If alternative energy sources, such as hydroelectric, wind or solar, become more cost-competitive, demand for coal could decrease and cause a decrease in the price of coal.

If we do not maintain and grow our export sales, our results may be materially adversely affected.

According to the EIA, the market share of coal used in electric generation is expected to decrease from 42% to 39% from 2012 to 2035 as a result of various factors, including low natural gas prices, regulatory and environmental pressures on coal-fired electricity generation and domestic and foreign economic conditions and associated electricity demand. A growing portion of our coal sales in recent years has been into export markets in Asia, and we are seeking to make additional export sales to Asia and potentially other international locations. Our ability to maintain our export sales revenues and margins depends on a number of factors, including the existence of sufficient and cost-effective export terminal capacity for the shipment of thermal coal to foreign markets and demand by customers in Asia and in other potential export markets for PRB coal. At present, there is limited terminal capacity for the export of PRB coal to foreign markets. Our access to existing and any future terminal capacity may be adversely affected by regulatory and permit requirements, environmental and other legal challenges, public perceptions and resulting political pressures, operational issues at terminals and competition among domestic coal producers for access to limited terminal capacity, among other factors. If we fail to maintain terminal capacity, or are denied access to existing or any future terminals for the export of our coal on commercially reasonable terms, or at all, our results from our export transactions will be materially adversely affected. International customer demand for PRB coal, and the prices those customers may be willing to pay for PRB coal and related transportation costs, can be affected by a variety of matters, including supplier diversity and security considerations, economic conditions and demand for electricity in the relevant markets, international energy policies and regulatory requirements, and availability and pricing for thermal coal delivered from alternative international basins.

In addition, from time to time we enter into "take-or-pay" contracts for rail and port capacity related to our export sales. These contracts require us to pay for a minimum quantity of coal to be transported on the railway or through the port regardless of whether we sell any coal. If we fail to acquire sufficient export sales to meet our minimum obligations under these take-or-pay contracts, we are still obligated to make payments to the railway or port, which could have a negative impact on our cash flows, profitability and results of operations.

Our business, financial condition and results of operations may be adversely affected by unfavorable global or U.S. economic and market conditions.

In recent years, the global economic downturn, particularly with respect to the U.S. economy, and the global financial and credit market disruptions had a negative impact on us and the coal industry generally. For example, the demand for electricity in our target markets decreased during 2009, which led to a decrease in coal consumption by customers. As a result, coal inventory by our customers increased during this time leading to our customers curtailing future orders and causing a decrease in coal prices. In 2009, we also experienced a greater than normal number of customers seeking to reduce the amount of tons taken under existing contracts through contractual remedies, such as force majeure provisions.

Furthermore, because we typically seek to enter into long-term arrangements for the sale of a substantial portion of our coal, the average sales price we receive for our coal may lag behind any general economic recovery. Future economic downturns or further disruptions in the financial and credit markets could negatively impact our business, financial condition and results of operations.

Decreases in U.S. and global demand for electricity due to economic, weather or other conditions could negatively affect coal prices.

Our coal customers primarily use our coal as fuel for electricity generation. Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand and can be caused by a number of factors. An economic slowdown can significantly slow the growth of electricity demand and could result in reduced demand for coal. For example, declines in the rate of international economic growth in countries such as China, India or other developing countries could impact the demand for U.S. coal. Weather patterns can also greatly affect electricity demand. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increase generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the sources of power generation when deciding which generation sources to dispatch. For example, in 2009, several regions in the U.S. experienced a cool summer, causing the coal inventory of our customers to grow and demand for coal to decrease. Decreases in coal demand for these or other reasons could cause downward pressure on coal prices and would negatively impact our results of operations.

Our coal mining operations are subject to operating risks, which could result in materially increased operating expenses and decreased production levels.

We mine coal at surface mining operations located in Wyoming and Montana. Our coal mining operations are subject to a number of operating risks. These operating risks include, among others:

- poor mining conditions resulting from geological, hydrologic, ground or other conditions, which may cause instability of highwalls or spoil-piles or cause damage to nearby infrastructure such as roads, power lines, railways and gas pipelines;
- critical mining and plant equipment failures, unexpected maintenance problems or damage from fire, flooding or other events;
- adverse weather and natural disasters, such as heavy rains, flooding, droughts, dust and other natural events affecting operations, transportation or customers;
- the unavailability of raw materials, equipment (including heavy mobile equipment) or other critical supplies such as tires and explosives, fuel, lubricants and other consumables of the type, quantity and/or size needed to meet production expectations;
- the capacity of, and proximity to, rail transportation facilities and rail transportation delays or interruptions, including derailments;
- competition and/or conflicts with other natural resource extraction activities and production within our operating areas, such as coalbed methane extraction or oil and gas development; and
- a major incident at a mine site that causes all or part of the operations of a mine to cease for some period of time.

Because we maintain very little produced coal inventory, disruptions in our operations due to these or other risks could negatively impact or even halt production and shipments, significantly increase the cost of mining and impact our ability to meet our contractual obligations to customers and others, which could have a material adverse effect on our results of operations. We maintain insurance policies that provide limited coverage for some of these risks, although there can be no assurance regarding the extent, if any, to which these risks would be covered by our insurance policies.

If we are unable to acquire or develop additional coal reserves that are economically recoverable, our profitability may be reduced and our future success and growth may be significantly impacted.

Our profitability depends substantially on our ability to mine, in a timely and cost-effective manner, coal reserves that possess the quality characteristics our customers' desire. Because our reserves decline as we mine our coal, our future success and growth depend upon our ability to acquire additional coal that is economically recoverable. We primarily acquire additional coal through the federal competitive leasing process, but we also enter into state and private coal leases as well as acquire coal from private third parties. If we fail to acquire or develop additional reserves, our existing reserves will eventually be depleted. Our ability to obtain additional coal reserves in the future could also be limited by a number of factors, any of which could impact our business and growth strategy, including:

- the availability of cash we generate from our operations;
- available financing and restrictions under our debt instruments;
- competition from other coal companies for properties;
- lack of suitable acquisition or LBA opportunities; or

- delay in the federal leasing process caused by third-party legal challenges or the inability to acquire coal properties or federal coal leases on commercially reasonable terms.

Any significant delay in acquiring reserves could negatively impact our production rate. We will need to acquire additional coal reserves that can be mined on an economically recoverable basis to maintain our production capacity and competitive position. We may be unable to mine future reserves as profitably as we do at our current operations. The price we receive for our coal also impacts how economically we can recover our existing coal. Our ability to develop economically recoverable reserves will be materially adversely impacted if prices for coal sold decrease significantly.

Because most of the coal in the vicinity of our mines is owned by the U.S. federal government, our future success and growth would be affected if we are unable to acquire or are significantly delayed in the acquisition of additional reserves through the federal competitive leasing process.

The U.S. federal government owns most of the coal in the vicinity of our mines. Accordingly, the federal competitive leasing process is our primary means of acquiring additional reserves. There is no requirement that the federal government must lease its coal. Furthermore, there is no requirement that the federal government must give preference to any LBA applicant which means our bids for federal coal leases may compete with other coal producers' bids. Over time, federal coal leases have become increasingly more competitive and expensive to obtain, and the review process to submit an LBA for bid continues to lengthen. We expect this trend to continue. The increasing size of potential LBA tracts may make it easier for new mining operators to enter the market on economic terms and may, therefore, increase competition for federal coal leases. Increased opposition from non-governmental organizations and other third parties may also lengthen, delay or complicate the LBA process. In order to win a lease in the LBA process and acquire additional coal, our bid for a coal tract must meet or exceed the fair market value of the coal based on the internal estimates of the BLM, which is not published. Any failure or delay in acquiring a coal lease through the LBA process, or the inability to do so on economic terms, could cause our production to decline, materially adversely affecting our business, cash flows and results of operations. For example, the West Antelope II leases we were awarded through the LBA process in 2011 are subject to pending legal challenges against the BLM and the Secretary of the Interior by environmental organizations, which could materially impact our ability to mine the coal subject to those leases or delay our access to mine the coal.

The LBA process also requires us to acquire rights to mine from certain surface owners overlying the coal before the federal government will agree to lease the coal. Surface rights in the PRB are becoming increasingly more difficult and costly to acquire. Certain federal regulations provide a specific class of surface owners, also known as qualified surface owners ("QSO"), with the ability to prohibit the BLM from leasing its coal. For example, in connection with a pending LBA that we nominated for our Cordero Rojo mine, the BLM has indicated that certain surface owners satisfy the regulatory definition of QSO. If a QSO owns the land overlying a coal tract, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO. This right of QSOs allows them to exercise significant influence over negotiations to acquire surface rights and can delay the LBA process or ultimately prevent the acquisition of coal underlying their surface. If we are unable to successfully negotiate access rights with QSOs at a price and on terms acceptable to us, we may be unable to acquire federal coal leases on land owned by the QSO. Our profitability could be materially adversely affected if the prices to acquire land owned by QSOs increase.

If we are unable to acquire surface rights to access our coal, we may be unable to obtain a permit or otherwise be unable to mine coal we own and may be required to employ expensive techniques to mine around those sections of land we cannot access in order to access other sections of coal reserves.

After we acquire coal we are required to obtain a permit to mine the coal through the applicable state agencies before we are allowed to begin mining. In part, the permitting requirements provide that, under certain circumstances, we must obtain surface owner consent if the surface estate has been split from the mineral estate, which is commonly known as a "split estate." We have in the past and may in the future be required to negotiate with multiple parties for the surface access that overlies coal we acquired. If we are unable to successfully negotiate surface access with any of these surface owners, or do so on commercially reasonable terms, we may be denied a permit to mine some of the coal we have acquired or may find that we cannot mine the coal at a profit or at all. If we are denied a permit, this would create significant delays and restrictions in our mining operations and materially adversely impact our business and results of operations. Furthermore, if we determine to alter our plans to mine around the affected areas, we could incur significant additional costs to do so, which could increase our operating expenses considerably and could materially adversely affect our results of operations. Failure to successfully negotiate access for surface rights overlying coal that we control in a timely manner may also result in significant accounting charges, which could have a material adverse impact on our results of operations.

Defects in title or the loss of a leasehold interest in, or superior or conflicting property rights impacting, reserves or surface rights could limit our ability to mine our coal reserves and adversely impact our operations and costs.

A title defect on any lease, whether private or through a governmental entity, or the surface rights related to any of our reserves could adversely affect our ability to mine the associated coal reserves. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property. Title or other defects in surface rights held by us or other third parties could impair our ability to mine the associated coal reserves or cause us to incur unanticipated costs.

In addition, these leasehold interests may be subject to superior property rights of other third parties. The federal government leases many different mineral rights in addition to coal, such as coalbed methane, natural gas and crude oil rights. Some of these minerals are located on, or are adjacent to, some of our coal and LBA areas, potentially creating conflicting interests between us and the lessees of those interests and may affect our ability to operate as planned if our title is not superior or cost-effective arrangements cannot be timely negotiated. We are regularly in negotiations with third parties in an effort to address potentially conflicting mineral development. These negotiations may not be effective. In that event, our mine plans, future costs and production rates may be adversely impacted. Anticipated oil and gas development is expected to increase the frequency of these potential conflicts.

Further, the vast majority of our coal interests are acquired by lease from state or federal governments. If any of our leases are terminated, for lack of diligent development or otherwise, we would be unable to mine the affected coal and our business and results of operations could be materially adversely affected.

Acquisitions are a potentially important part of our long-term growth strategy and involve a number of risks, any of which could cause us not to realize the anticipated benefits.

Acquisitions are a potentially important part of our long-term growth strategy, and we may pursue acquisition opportunities in the future in the U.S. and other jurisdictions. If we fail to accurately estimate the future results and value of an acquired business or are unable to successfully integrate the businesses or properties we acquire, our business, financial condition or results of operations could be negatively affected, and we may be unable to grow our business. Acquisition transactions involve various risks, including:

- uncertainties in assessing the strengths and potential profitability, and the related weaknesses, risks, contingent and other liabilities, of acquisition candidates;
- changes in business, industry, market or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition;
- the inability to achieve identified operating and financial synergies anticipated to result from an acquisition;
- the potential loss of key customers, management or employees of an acquired business;
- the nature and composition of the workforce, including the acquisition of a unionized workforce;
- diversion of our management's attention from other business concerns;
- regulatory challenges for completing and operating the acquired business, including opposition from environmental groups or regulatory agencies;
- environmental or geological problems in acquired coal properties, including factors that make the coal unsuitable for intended customers due to ash, heat value, moisture or contaminants;
- inability to acquire sufficient surface rights to enable extraction of coal resources;
- outstanding permit violations associated with acquired assets;
- difficulties or unexpected issues arising from our evaluation of internal control over financial reporting of the acquired business;
- risks related to operating in new jurisdictions or industries, including increased exposure to foreign government and currency risks with respect to any international acquisitions; and
- unanticipated liabilities associated with the acquired companies.

Any one or more of these factors could cause us not to realize the benefits we might anticipate from an acquisition. Moreover, any acquisition opportunities we pursue could materially increase our liquidity and capital resource needs and may require us to incur indebtedness, seek equity capital or both. We may not be able to satisfy these liquidity and capital resource needs on acceptable terms or at all. In addition, future acquisitions could result in our assuming significant long-term liabilities relative to the value of the acquisitions.

We may be unable to obtain, maintain or renew permits or licenses necessary for our operations, which would materially reduce our production, cash flows and profitability.

As a mining company, we must obtain a number of permits and licenses from various federal, state and local agencies and regulatory bodies that impose strict regulations on environmental and operational matters in connection with our coal operations, including restricting the number of tons we may mine under our air quality permits. The permitting rules, and the interpretations of these rules, are complex, change frequently and are often subject to discretionary interpretations by the regulators, all of which make compliance more difficult or impractical, and may possibly preclude the continuance of ongoing operations, impact the development of future mining operations or restrict the amount of our production. The public, including non-governmental organizations, anti-mining groups and individuals, have certain statutory rights to comment upon and submit objections to requested permits and EIS prepared in connection with applicable regulatory processes. These groups may also participate in the permitting and licensing process, including bringing citizens' lawsuits to challenge the issuance of permits, the validity of an EIS or performance of mining activities. For example, the EIS and other regulatory matters associated with the West Antelope II LBAs are being legally challenged by several non-governmental organizations, which could create a delay or uncertainty in acquiring the permit or mining the coal underlying the coal lease. If this or any other permits or licenses are not issued or renewed in a timely fashion or at all, or if permits issued or renewed are conditioned in a manner that restricts our ability to efficiently and economically conduct our mining activities, we could suffer a material reduction in our production, an impairment of our mineral rights, and our cash flows or profitability could be materially adversely affected.

Existing and future legislation, treaties, regulatory requirements and public concerns relating to GHG emissions could negatively affect our customers and reduce the demand for coal as a fuel source, causing coal prices and sales of our coal to materially decline.

There are three important sources of GHGs associated with the coal industry. The end use of our coal in electricity generation is a source of GHGs. Combustion of fuel for mining equipment used in coal production is another source of GHGs. In addition, coal mining can release methane, a GHG, directly into the atmosphere. These emissions from coal consumption and production are potentially subject to regulation as part of regulatory initiatives to address global climate change and global warming. Various international, federal, regional and state proposals are being considered to limit emissions of GHGs, including possible future U.S. treaty commitments, new federal or state legislation that may, among other things establish a cap-and-trade regime, and regulation under existing environmental laws by the EPA and other regulatory agencies. Future regulation of GHG emissions may require additional controls on, or the closure of, coal-fired power plants and industrial boilers or may restrict the construction of new coal-fired power plants. These regulatory initiatives may increase our costs and decrease demand for our product, and may lead to increased demand for domestic electricity fired by natural gas because gas-fired plants are cheaper to construct, and permits to construct these plants can be easier to obtain.

The permitting of new coal-fired power plants has also recently been contested, at times successfully, by state regulators and environmental organizations due to concerns related to GHG emissions from the new plants. Private litigation has also been brought against industry participants based on GHG-related concerns. The U.S. Supreme Court recently held that federal common law provides no basis for public nuisance claims against utilities due to their carbon dioxide emissions, but tort-type liabilities and other GHG-related claims against utilities and energy producers may be asserted. For example, residents and property owners along the Mississippi Gulf coast filed litigation against approximately 90 companies in energy, fossil fuels and chemical industries, including PRB and other domestic coal companies, alleging that the defendants caused the emission of GHGs that contributed to global warming, which in turn caused a rise in sea levels and added to the ferocity of Hurricane Katrina in 2005, which combined to destroy the plaintiffs' property. If this or other GHG-related litigation is successful, the coal industry and our company may be materially adversely impacted. See "Business—Environmental and Other Regulatory Matters—Global Climate Change."

Extensive environmental laws, including existing and potential future legislation, treaties and regulatory requirements relating to air emissions, affect our customers and could reduce the demand for coal as a fuel source and cause coal prices and sales of our coal to materially decline.

The operations of our customers are subject to extensive environmental regulation particularly with respect to air emissions. For example, CSAPR, if implemented as drafted, initially requires 28 states in the Midwest and eastern seaboard of the U.S. to significantly improve air quality by reducing power plant emissions that cross state lines and contribute to ozone and/or fine particle pollution in other states. On December 30, 2011, the U.S Court of Appeals for the District of Columbia Circuit stayed the implementation of CSAPR pending resolution of judicial challenges to the rules and ordered the EPA to continue enforcing CAIR until the pending legal challenges have been resolved. CSAPR is one of a number of significant regulations that the EPA has issued or expects to issue that will impose more stringent requirements relating to air, water and waste controls on electric generating units. These rules include the EPA's pending new requirements for coal combustion residue ("CCR") management which may further regulate the handling of wastes from the combustion of coal. In addition, on December 16, 2011, the EPA signed a rule to reduce emissions of toxic air pollutants from power plants. Specifically, these mercury and air toxic standards ("MATS") for power plants will reduce emissions from new and existing coal- and oil-fired electric utility steam generating units. We continue to evaluate the possible scenarios associated with CSAPR, CCR and MATS and the effects they may have on our business and our results of operations, financial condition or cash flows.

Considerable uncertainty is associated with air emissions initiatives. New regulations are in the process of being developed, and many existing and potential regulatory initiatives are subject to review by federal or state agencies or the courts. Stringent air emissions limitations are either in place or are likely to be imposed in the short to medium term, and these limitations will likely require significant emissions control expenditures for many coal-fired power plants. As a result, these power plants may switch to other fuels that generate fewer of these emissions or may install more effective pollution control equipment that reduces the need for low-sulfur coal. Any switching of fuel sources away from coal, closure of existing coal-fired power plants, or reduced construction of new coal-fired power plants could have a material adverse effect on demand for, and prices received for, our coal. Alternatively, less stringent air emissions limitations, particularly related to sulfur, to the extent enacted, could make low-sulfur coal less attractive, which could also have a material adverse effect on the demand for, and prices received for, our coal. See "Business—Environmental and Other Regulatory Matters—Clean Air Act."

Our mining operations are subject to extensive environmental, health, safety or other laws and regulations that could materially increase our costs or limit our ability to produce and sell coal.

Our mining operations are subject to extensive federal, state and local environmental, health and safety, transportation, labor and other laws and regulations. Examples include those relating to:

- employee health and safety;
- emissions to air and discharges to water;
- plant and wildlife protection, including the potential classification of the sage-grouse and the mountain plover as endangered or threatened species;
- the reclamation and restoration of properties after mining or other activity has been completed;
- remediation of contaminated soil, surface and groundwater; and
- the effects of operations on surface water and groundwater quality and availability.

Furthermore, we must compensate employees for work-related injuries through our workers' compensation insurance funds. The erosion through tort liability of the protections we are currently provided by workers' compensation laws could increase our liability for work-related injuries.

The April 2010 explosion at Massey Energy Company's Upper Big Branch Mine has had significant impacts on the regulation of mine safety matters at the federal and state levels. For example, federal authorities have announced special inspections of coal mines to evaluate several safety concerns, including the accumulation of coal dust and the proper ventilation of gases such as methane. In addition, federal authorities have announced that they are considering changes to mine safety rules and regulations which could potentially result in additional or enhanced required safety equipment, more frequent mine inspections, stricter and more thorough enforcement practices and enhanced reporting requirements. Any new environmental, health and safety requirements may be replicated in the states in which we operate and could increase our operating costs or otherwise prevent, delay or reduce our planned production, any of which could adversely affect our financial condition, results of operations and cash flows.

The costs, liabilities and requirements associated with complying with these requirements are often significant and time-consuming and may delay commencement or continuation of exploration or production. These factors could have a material adverse effect on our results of operations, cash flows and financial condition. New legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations may also require us to change operations significantly or incur increased costs. For example, on November 17, 2011, several environmental groups sued the EPA in Washington federal court to compel the EPA to include coal mines on the list of stationary sources governed by air pollution performance standards. Any imposition of air emission standards on coal mines or any other such changes could have a material adverse effect on our financial condition and results of operations.

Because of the extensive regulatory environment in which we operate, we cannot assure complete compliance with all laws and regulations. Failure to comply with these laws may result in significant costs to us to correct such violations, as well as civil or criminal penalties and limitations or shutdowns of our operations.

Federal and state regulatory agencies have the authority to order any of our mines to be temporarily or permanently closed under certain circumstances, which could materially adversely affect our ability to meet our customers' demands.

Federal and state regulatory agencies have the authority following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this were to occur, we may be required to incur capital expenditures to re-open the mine. In the event that these agencies order the closing of our mines, our coal sales contracts may permit us to issue force majeure notices, which suspend our obligations to deliver coal under these contracts. However, our customers may challenge our issuances of force majeure notices. If these challenges are successful, we may have to purchase coal from third-party sources, if it is available, to fulfill these obligations, incur capital expenditures to re-open the mines and/or negotiate settlements with the customers, which may include price reductions, the reduction of commitments or the extension of time for delivery or terminate customers' contracts. Any of these actions could have a material adverse effect on our business and results of operations.

Our operations may affect the environment or cause exposure to hazardous substances, and our properties may have environmental contamination, any of which could result in material liabilities to us.

Our operations use hazardous materials and generate hazardous and non-hazardous wastes. In addition, many of the locations that we own, lease or operate were used for coal mining and/or involved the generation, use, storage and disposal of hazardous substances either before or after we were involved with these locations. We may be subject to claims under federal and state statutes and/or common law doctrines for toxic torts, natural resource damages and other damages, as well as for the investigation and clean up of soil, surface water, groundwater and other media. These claims may arise, for example, out of current or former conditions at sites that we own, lease or operate currently, as well as at sites that we or predecessor entities owned, leased or operated in the past, and at contaminated third-party sites at which we have disposed of hazardous substances and waste. As a matter of law, and despite any contractual indemnity or allocation arrangements or acquisition agreements to the contrary, our liability for these claims may be joint and several, so that we may be held responsible for more than our share of any contamination, or even for the entire share.

We may incur material costs and liabilities resulting from claims for damage to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our profitability could be materially adversely affected.

Significant increases in taxes we pay on the coal we produce, such as royalties or severance and production taxes, including as a result of governmental audits, could materially adversely affect our profitability.

We pay federal, state and private royalties and federal, state and county severance and production taxes on the coal we sell. A substantial portion of our royalties and severance and production taxes are levied as a percentage of gross revenues with the remaining levied on a per ton basis. For example, we pay production royalties of 12.5% of gross proceeds to the federal government. We incurred royalties and severance and production taxes which represented 29.2% and 30.5% of proceeds from the coal we sold for the years ended December 31, 2011 and 2010, respectively. The calculations used to determine royalty or severance and production tax payments are complex and subject to interpretation, making it difficult to estimate such payments. If royalties or severance and production tax rates were to significantly increase our results of operations could be materially adversely affected. For example, the Wyoming state severance tax is significantly less than the state severance tax in Montana. If Wyoming were to increase this tax or any other tax applicable to our Wyoming operations, our profitability could be reduced and our results of operations negatively affected. In addition, if we are required to make additional payments (including related interest and penalties) as a result of pending or future governmental audits, our results of operations would be negatively impacted.

Failure to maintain our surety bonds on acceptable terms could affect our ability to secure reclamation and coal lease obligations and materially adversely affect our ability to mine or lease coal.

Federal and state laws require us to secure the performance of certain long-term obligations, such as mine closure costs, reclamation costs, and federal and state workers' compensation costs, including black lung. The primary methods we use to meet those obligations are to provide a third-party surety bond or a letter of credit. As of December 31, 2011, we had outstanding surety bonds with third parties of $568.1 million. Surety bonds are typically renewable on a yearly basis. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral, unfavorable terms or higher fees upon those renewals. Our failure to retain, or inability to acquire, surety bonds or letters of credit or to provide a suitable alternative could adversely affect our ability to mine or lease coal, which would materially adversely affect our business and results of operations. That failure could result from a variety of factors, including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety bonds and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit arrangements then in place.

Furthermore, while we have maintained a history of timely payments related to our LBAs, if we are unable to maintain our "good payer" status, we would be required to seek bonding for any remaining payments, which could adversely impact our cash flows and the amount of availability under our credit facility, if such bonds could be obtained at all.

In addition, if federal or state laws are amended to require certain forms of financial assurance other than surety bonds, such as letters of credit, obtaining them, if we could obtain them at all, could have a material negative impact on our liquidity and results of operations.

The availability and reliability of sufficient transportation capacity and increases in transportation costs could materially adversely affect the demand for our coal or impair our ability to supply coal to our domestic and export customers.

Transportation costs represent a significant portion of the total cost of coal for our domestic and export customers. The cost and availability of transportation is a key factor in a customer's purchasing decision and impacts our coal sales and the price we receive for our coal. Coal could become a less competitive source of energy if the costs of transportation increase or the availability or capacity of rail lines or export terminals is insufficient. Transportation costs and availability could also make our coal less competitive than coal produced from other regions.

Our ability to sell coal to our customers depends primarily upon third-party rail systems and export terminals. If our customers are unable to obtain transportation services, or to do so on a cost-effective basis, our business and growth strategy could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery to our customers. Export terminals are also subject to permit requirements and challenges from environmental organizations which may make it complicated or expensive to expand existing terminal capacity or open new export terminals in a timely and cost-effective manner. In addition, much of the PRB is served by two rail carriers, and the northern PRB is only serviced by one rail carrier. The loss of access to rail capacity in the PRB could create temporary disruption until this access was restored; significantly impairing our ability to supply coal and resulting in materially decreased revenues. Similarly, being denied access to an export terminal could significantly affect our export sales, materially decreasing our revenues. Our ability to open new mines or expand existing mines may also be affected by the access to, and availability and cost of rail, export terminal or other transportation systems available for servicing these mines.

Typically, our coal customers contract for, and pay directly for, transportation of coal from the mine or port to the point of use. However, our export deals require us to enter into transportation agreements pursuant to which we arrange for rail transport and port charges. Our ability to supply coal to our customers and our customers' ability to take our coal may be impacted by the disruption of these transportation services because of weather-related problems; mechanical difficulties; maintenance shut-downs; environmental, political and regulatory issues; train derailment; bridge or structural concerns; infrastructure damage, whether caused by ground instability, accidents or otherwise; strikes; lock-outs; lack of fuel or maintenance items; fuel costs; accidents; terrorism or domestic catastrophe or other events. For example, in the spring and summer of 2011, the Midwest region experienced severe flooding which disrupted rail service to mines in the PRB and affected the ability of those customers who were impacted by the flooding to take coal deliveries. Any similar disruption in the future could negatively impact our results of operations.

Our business requires substantial capital expenditures, which we may be unable to provide.

Our business plan and strategy are dependent upon our acquisitions of additional reserves, which require substantial capital expenditures. We also require capital for, among other purposes:

- acquisition of surface rights;
- equipment and the development of our mining operations;

- capital renovations;
- maintenance and expansions of plants and equipment; and
- compliance with environmental laws and regulations.

To the extent that cash on hand, cash generated internally and cash available under our credit facility are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, additional debt or equity financing may not be available to us or, if available, may not be available on satisfactory terms. Additionally, our debt instruments may restrict our ability to obtain such financing. If we are unable to obtain additional capital, we may not be able to maintain or increase our existing production rates and we could be forced to reduce or delay capital expenditures or change our business strategy, sell assets or restructure or refinance our indebtedness, all of which could have a material adverse effect on our business or financial condition.

If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated.

SMCRA and counterpart state laws and regulations establish operational, reclamation and closure standards for all aspects of surface mining. We accrue for the costs of current mine disturbance and final mine closure. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our experience. Estimates of reclamation liability at the Decker mine are provided to us by the Decker mine. The amounts recorded are dependent upon a number of variables, including the estimated future asset retirement costs, estimated proven reserves, assumptions involving profit margins of third-party contractors, inflation rates, discount rates and assumed credit-adjusted, risk-free rates. Furthermore, these obligations are unfunded. If our accruals are insufficient or our liability in a particular year is greater than currently anticipated, our future operating results could be materially adversely affected.

We do not operate the Decker mine and our results of operations could be adversely affected if the other 50% owner fails to effectively operate the mine or fails to perform its obligations. In addition, our credit arrangements may limit our ability to contribute cash to the Decker mine.

We hold a 50% non-operating interest in the Decker mine in Montana through a joint venture agreement with the other 50% owner. The other 50% mine owner has responsibility for the day-to-day operations of the Decker mine. While we participate in the management committee of the Decker mine under the terms of the joint venture agreement, we do not control, and our employees do not participate in, the day-to-day operations of the Decker mine. If the other 50% mine owner fails to operate the Decker mine effectively, our results of operations could be adversely affected.

We share the profits, losses, operating expenses, reclamation obligations and liabilities and assets associated with the Decker mine equally with the other 50% owner and may be required to contribute cash or other property and equipment and our proportional share of funds to carry on the business of the joint venture or to cover liabilities. In the event that either 50% owner does not contribute its share of operating expenses, including reclamation expenses when due, or other liabilities, the other owner is not required to assume their obligation. However, we may have joint and several liability as a matter of law for these expenses and other liabilities, including for operational liabilities. Accordingly, our financial obligations with respect to the Decker mine are subject to the creditworthiness of the other 50% owner, which is outside of our control. In addition, if we do not provide our proportional share or the other 50% owner does not provide its proportional share, our interest in the Decker mine may be adjusted proportionally. CPE Resources's current debt instruments and future credit arrangements may limit our ability to make contributions to the Decker joint venture.

Increases in the cost of raw materials and other industrial supplies, or the inability to obtain a sufficient quantity of those supplies, could increase our operating expenses, disrupt or delay our production and materially adversely affect our profitability.

We use considerable quantities of explosives, petroleum-based fuels, tires, steel and other raw materials, as well as spare parts and other consumables in the mining process. If the prices of steel, explosives, tires, petroleum products or other materials increase significantly or if the value of the U.S. dollar declines relative to foreign currencies with respect to certain imported supplies or other products, our operating expenses will increase, which could materially adversely impact our profitability. Additionally, a limited number of suppliers exist for certain supplies, such as explosives and tires, as well as certain mining equipment, and any of our suppliers may divert their products to buyers in other mines or industries or divert their raw materials to produce other products that have a higher profit margin. For example, we previously experienced a severe tire shortage in 2005 that lasted several years. This tire shortage increased the direct cost of tires and caused us to change our operating practices to increase tire life. Shortages in raw materials used in the manufacturing of supplies and mining equipment, which, in some cases, do not have ready substitutes, or the cancellation of our supply contracts under which we obtain these raw materials and other consumables, could limit our ability to obtain these supplies or equipment. As a result, we may not be able to acquire adequate replacements for these supplies or equipment on a cost-effective basis or at all, which could also materially increase our operating expenses or halt, disrupt or delay our production.

Furthermore, operating expenses at our mining locations are sensitive to changes in certain variable costs, particularly diesel fuel prices, which is our largest variable cost after personnel costs. Our profitability depends on our ability to adequately control our costs, particularly with respect to diesel fuel. Historically, we have not entered into hedge or other arrangements to offset the market price volatility of diesel fuel prices. Any increase in the price we pay for diesel fuel will have a negative impact on our results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Cost of Product Sold" in Item 7 and "Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risks" in Item 7A.

Changes in the fair value of derivative instruments that are not accounted for as a hedge could cause volatility in our earnings.

From time to time, we may enter into certain derivative financial instruments to help manage our exposure to future coal prices, particularly export coal prices. Derivative financial instruments are recognized as either assets or liabilities and are measured at fair value. Changes in fair value are recognized either in earnings or equity, depending on whether the transaction qualifies for cash flow hedge accounting, and if so, how effective the derivatives are at offsetting price movements in the underlying exposure. To the extent these derivative financial instruments do not qualify for hedge accounting or we choose not to designate them for hedge accounting, we are required to record changes in the fair value of these derivative financial instruments in our Consolidated Statement of Operations, resulting in increased volatility in our income in future periods. In addition, to the extent that we hedge our exposure to future coal prices, we may be prevented from realizing the benefits of price increases.

Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.

We base our estimates of reserves on engineering, economic and geological data assembled and analyzed by our internal geologists and engineers, which are reviewed by an independent consultant every two years. Our estimates of proven and probable coal reserves as to both quantity and quality are updated annually to reflect the production of coal from the reserves, updated geological models and mining recovery data, the tonnage contained in new lease areas acquired and estimated costs of production and sales prices. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, any one of which may vary considerably from actual results. These factors and assumptions include:

- coal characteristics such as Btu and sulfur content;
- geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;
- future coal prices;
- equipment and productivity;
- operating costs, including for critical supplies such as fuel, tires and explosives;
- capital expenditures and development and reclamation costs;
- the percentage of coal ultimately recoverable;
- the effects of regulation, including the issuance of required permits, and taxes, including severance and production taxes and royalties, and other payments to governmental agencies; and
- timing for the development of the reserves.

Any changes to the above factors and assumptions could cause our estimates of the quantities and qualities of economically recoverable coal to vary significantly. Changes to the above factors and assumptions could also materially impact how we classify our reserves based on risk of recovery and our estimates of future net cash flows expected from these properties. Actual production recovered from identified reserve areas and properties, and revenues and expenditures associated with our mining operations, may vary materially from estimates. Any inaccuracy in our proven and probable reserves estimates could result in decreased profitability from lower than expected revenues and/or higher than expected costs.

The majority of our coal sales contracts are forward sales contracts at fixed prices, which may not reflect favorable then-existing prices for coal or may affect our profitability if we cannot adequately control the costs of production for coal underlying such contracts.

We have historically sold most of our coal under long-term coal sales agreements, which we generally define as contracts with a term of one to five years. For the year ended December 31, 2011 approximately 81% of our revenues were derived from coal sales that were made under long-term coal sales agreements. The prices for coal sold under these agreements are typically fixed for an agreed amount of time. Pricing in some of these contracts is subject to certain adjustments in later years or under certain circumstances, and may be below the current market price for similar type coal at any given time, depending on the time frame of the contract.

As a consequence of the substantial volume of our forward sales, our ability to capitalize on near term rises in coal prices is limited. We have less coal available to sell under short-term contracts or on the spot market and we similarly have fewer tons to commit under long-term contracts at higher prices. Our ability to realize higher prices is also restricted if customers elect to purchase additional volumes of coal, which is allowable under some contracts, at contract prices that are lower than spot prices.

Furthermore, to the extent our costs increase but pricing under our long-term coal sales contracts remains fixed, we may be unable to pass such increasing costs on to our customers. If we are unable to control our costs, our profitability may be negatively impacted, adversely affecting our results of operations.

Changes in purchasing patterns in the coal industry may make it difficult for us to enter into new contracts with customers, or do so on favorable terms, which could materially adversely affect our business and results of operations.

In past years, we have experienced customers being less willing to enter into long-term coal sales contracts as they continue to adjust to increased price volatility, increased fungibility of coal products, frequently changing regulations and the increasing deregulation of their industry. In addition, the prices for coal in the spot market may be lower than the prices previously set under many of our long-term coal sales agreements. As our contracts with customers expire or are otherwise renegotiated, our customers may be less willing to extend or enter into new long-term coal sales agreements under their existing or similar pricing terms or our customers may decide to purchase fewer tons of coal than in the past.

To the extent our customers shift away from long-term supply contracts, it will be more difficult to predict our future sales. As a result, we may not have a market for our future production at acceptable prices. The prices we receive in the spot market may be less than the contractual price an electric utility is willing to pay for a committed supply. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues and profitability.

We are exposed to counterparty risk with our customers, trading partners, financial institutions, and other parties with whom we conduct business.

We face an increased risk that we do not receive payment for coal sold and delivered if the creditworthiness of any of our counterparties deteriorates or if any of our counterparties become subject to bankruptcy proceedings. The creditworthiness of these counterparties depends on any number of factors, including the economic volatility and tightening of credit markets, and deregulation of the U.S. utilities markets, allowing utilities to sell their power plants to their non-regulated affiliates or third parties that may have credit ratings that are below investment grade. Competition with other coal suppliers could cause us to extend credit to customers and on terms that could increase the risk of payment default.

We have contracts to supply coal to energy trading and brokering companies, under which they purchase the coal for their own account or resell to domestic and foreign end users. If the creditworthiness of these energy trading and brokering companies declines, this would increase the risk that we may not be able to collect payment for all coal sold and delivered to or on behalf of those companies. Furthermore, if any of these companies seek to renegotiate or cancel sales of coal because of fluctuations in spot prices for coal, issues with their end users accepting the coal or other factors, we may be unable to sell previously anticipated volumes of coal at favorable prices or at all. We also enter into derivative financial instruments with a number of financial institutions. If one or more of these institutions were to default on its future obligation to us, our cash flows and results of operations would be negatively impacted.

In certain circumstances we may be entitled to demand credit enhancements or withhold shipments of coal from these parties if we determine they are not creditworthy. However, these protections may be insufficient to cover our risks or could cause us to resell the coal on the spot market at unfavorable prices or not at all.

We have significant cash balances, which we may invest from time to time in marketable securities issued by various counterparties including the U.S. government and U.S. government sponsored entities, municipal entities, financial institutions and other corporations. If any of these counterparties fail, we could lose the principal invested with such counterparties, which would materially adversely impact our business, liquidity, and results of operations.

Certain provisions in our coal sales contracts may provide limited protection during adverse economic conditions or may result in economic penalties or suspension upon a failure to meet contractual requirements.

Price adjustment, "price reopener" and other similar provisions in our long-term supply contracts may reduce the protection from short-term coal price volatility traditionally provided by these contracts. Most of our domestic sales and some of our international contracts contain provisions that allow for the base price of our coal to be adjusted due to new statutes, ordinances or regulations that affect our costs related to performance. Because these provisions only apply to the base price of coal, these terms may provide only limited protection due to changes in regulations. Some of our domestic sales contracts also contain provisions that allow for the purchase price to be renegotiated at periodic intervals. A price re-opener provision is one in which either party can renegotiate the price of the contract, sometimes at pre-determined times. Index provisions allow for the adjustment of the price based on a fixed formula. These provisions may reduce the protection available under long-term contracts from short-term coal price volatility. Our international contracts typically contain a fixed price for the first year of the contract with future years' prices to be negotiated at a specific point in time. If the parties fail to satisfactorily negotiate a price, the contract could be terminated. Any adjustment or renegotiations leading to a significantly lower contract price, or a termination of the contract, could result in decreased revenues.

Our domestic coal sales agreements typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. As a result of the economic downturn, a greater than normal number of our customers in 2009 sought to reduce the amount of tons delivered to them under our coal sales agreements through contractual remedies, such as force majeure provisions. Our domestic coal sales agreements also typically allow our customers to suspend performance in the event that the railroad fails to provide its services due to circumstances that would constitute a force majeure. In addition, our international contracts generally contain a clause that requires us to pay the demurrage fee charged by the vessel for delays in shipping the coal on behalf of our foreign customers.

Most of our coal sales agreements also contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics, such as heat content, sulfur, ash and ash fusion temperature. Failure to meet these specifications can result in economic penalties, including price adjustments, suspension, rejection or cancellation of deliveries or termination of the contracts. A number of our contracts also contain clauses which, in some cases, may allow customers to terminate the contract in the event of certain changes in environmental laws and regulations.

Our ability to operate our business effectively could be impaired if we fail to attract and retain key personnel.

Our ability to operate our business and implement our strategies depends, in part, on the continued contributions of our executive officers and other key employees. The loss of any of our key senior executives could have a material adverse effect on our business unless and until we find a qualified replacement. A limited number of persons exist with the requisite experience and skills to serve in our senior management positions. We may not be able to locate or employ qualified executives on acceptable terms and our failure to retain or attract qualified executives could have an adverse effect on our ability to operate our business.

Efficient coal mining using modern techniques and equipment also requires skilled laborers in multiple disciplines such as electricians, equipment operators, mechanics, engineers and welders, among others. We have from time to time encountered shortages for these types of skilled labor and typically compete for such positions with other industries, including oil and gas. If we experience shortages of skilled labor in the future, our labor and overall productivity or costs could be materially adversely affected. In the future, we may utilize a greater number of external contractors for portions of our operations. The costs of these contractors have historically been higher than that of our employed laborers. If our labor and contractor prices increase, or if we experience materially increased health and benefit costs with respect to our employees, our results of operations could be materially adversely affected.

Our work force could become unionized in the future, which could negatively impact the stability of our production and materially reduce our profitability.

All of our mines, other than the Decker mine, which we do not operate, are operated by non-union employees. Our employees have the right at any time under the National Labor Relations Act to form or affiliate with a union, and in the past, unions have conducted limited organizing activities in this regard. If our employees choose to form or affiliate with a union and the terms of a union collective bargaining agreement are significantly different from our current compensation and job assignment arrangements with our employees, these arrangements could negatively impact the stability of our production and materially reduce our profitability. In addition, even if our managed operations remain non-union, our business may still be adversely affected by work stoppages at unionized companies or unionized transportation and service providers.

We hold a 50% non-operating interest in the Decker mine, which has union members. These union-represented employees could strike, which could adversely affect production at the Decker mine, increase its costs and disrupt shipments of coal from the Decker mine to its customers, all of which could materially adversely affect its results and the value of our investment in the Decker joint venture.

Terrorist attacks and threats, escalation of military activity in response to these attacks or acts of war may materially adversely affect our business and results of operations.

Terrorist attacks and threats, escalation of military activity or acts of war may have significant effects on general economic conditions, fluctuations in consumer confidence and spending and market liquidity, each of which could negatively impact our business. Furthermore, any such acts which directly affect our customers and their business may have negative consequences to our own operations. Strategic targets such as energy-related assets and transportation assets may be at greater risk of future terrorist attacks than other targets in the U.S. Disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business and results of operations, including from delays or losses in transportation, decreased sales of our coal or extended collections from customers that are unable to timely pay us in accordance with the terms of their supply agreement.

We face the risk of systems failures as well as security risks, including "hacking."

The computer systems and network infrastructure we and others use could be vulnerable to unforeseen problems. These problems may arise in both our internally developed systems and the systems of our third-party service providers. Our operations are dependent upon our ability to protect computer equipment against damage from fire, power loss or telecommunication failure. Any damage or failure that causes an interruption in our operations could adversely affect our business. In addition, our computer systems and network infrastructure present security risks, and could be susceptible to hacking.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our results of operations and financial condition and prevent us from fulfilling our financial obligations.

At December 31, 2011, we had $600 million of senior notes outstanding and approximately $294.9 million of other long-term obligations incurred in connection with land acquisitions and federal coal lease payments. In addition, at December 31, 2011, $10.5 million of capacity under our $500 million revolving credit facility was being used for letters of credit securing our reclamation obligations reducing the capacity under the revolving credit facility to $489.5 million. Our outstanding indebtedness could have important consequences such as:

- limiting our ability to obtain additional financing to fund growth, such as mergers and acquisitions; working capital; capital expenditures; debt service requirements; LBA payments or other cash requirements;
- requiring much of our cash flow to be dedicated to interest obligations and making it unavailable for other purposes;
- with respect to any indebtedness under the revolving credit facility or other variable rate debt, exposing us to the risk of increased interest costs if the underlying interest rates rise on our variable rate debt;
- limiting our ability to invest operating cash flow in our business (including to obtain new LBAs or make capital expenditures) due to debt service requirements;
- causing us to need to sell assets and properties at an inopportune time;
- limiting our ability to compete effectively with companies that are not as leveraged and that may be better positioned to withstand economic downturns;
- limiting our ability to acquire new coal reserves and/or LBAs and plant and equipment needed to conduct operations; and
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and general economic and market conditions.

We may incur substantially more debt in the future. If our indebtedness is further increased, the related risks that we now face, including those described above, could increase. Moreover, these risks also apply to certain of CPE Resources's domestic restricted subsidiaries that are guarantors of CPE Resources's indebtedness and may apply to CPE Inc. directly if CPE Inc. becomes a guarantor of CPE Resources's debt in the future. In addition to the principal repayments on outstanding debt, we have other demands on our cash resources, including significant maintenance and other capital expenditures, including LBAs, and operating expenses, as well as required payments under the Tax Receivable Agreement (See "Risk Factors—Other Risks Related to Our Corporate Structure and Common Stock"). Our ability to pay our debt depends upon our operating performance. In particular, economic conditions could cause revenues to decline, and hamper our ability to repay indebtedness. If we do not have enough cash to satisfy our debt service obligations, we may be required to refinance all or part of our debt, sell assets, limit certain capital expenditures, including LBAs, or reduce spending or we may be required to issue equity. We may not be able to, at any given time, refinance our debt or sell assets and we may not be able to, at any given time, issue equity, in either case on acceptable terms or at all.

If we are unable to comply with the covenants or restrictions contained in our debt instruments, the lenders could declare all amounts outstanding under those instruments to be due and payable, which could materially adversely affect our financial condition.

Our debt instruments include covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, pay dividends or make other restricted payments, create liens on assets, make investments, loans or advances, make acquisitions, engage in mergers or consolidations and engage in certain transactions with affiliates. The debt instruments also require compliance with various financial covenants. Because CPE Resources (which entered into the debt instruments) is our only direct operating subsidiary, complying with these restrictions and covenants may prevent us from taking actions that we believe would help us to grow our business. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities.

A failure to comply with any of these restrictions or covenants could have serious consequences to our financial condition or result in a default under those debt instruments and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these debt instruments and to foreclose upon any collateral securing the debt. Furthermore, an event of default or an acceleration under one of our debt instruments could also cause a cross-default or cross-acceleration of another debt instrument or contractual obligation, which would adversely impact our liquidity. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. We may not be granted waivers or amendments to these debt instruments if for any reason we are unable to comply with these debt instruments, and we may not be able to refinance our debt on terms acceptable to us, or at all.

Provisions in our debt instruments could discourage an acquisition of us by a third party.

Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of the senior notes have the right to require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Furthermore, a "change in control" as defined in our credit facility is considered an event of default. These provisions could make it more difficult or more expensive for a third party to acquire us even where the acquisition could be beneficial to our stockholders.

Other Risks Related to Our Corporate Structure and Common Stock

We are required to pay RTEA for most of the tax benefits we may claim as a result of the tax basis step-up we received in connection with the IPO, related IPO structuring transactions and Secondary Offering. In certain cases, payments to RTEA may be accelerated or exceed our actual cash tax savings. These provisions may deter a change in control of our company.

In connection with the IPO and the acquisition of our membership units of CPE Resources, we entered into the Tax Receivable Agreement with RTEA that requires us to pay to RTEA 85% of the amount of cash tax savings, if any, that we realize as a result of the increases in tax basis that we obtained in connection with the initial acquisition of our interest in CPE Resources, our subsequent acquisition of RTEA's remaining units in CPE Resources, as well as payments made by us under the Tax Receivable Agreement. Due to the size of the increases in the tax basis of our share of CPE Resources's tangible and intangible assets, as well as the increase in our basis in the equity of CPE Resources's subsidiaries and assets held by those subsidiaries, we expect to make substantial payments to RTEA under the Tax Receivable Agreement. As a result of our 2010 acquisition of RTEA's remaining units in CPE Resources, we received a further step-up in our tax basis and, accordingly, our obligations under the Tax Receivable Agreement to pay RTEA 85% of any benefits we receive as a result of such further step-up significantly increased. Our obligation may further increase if there are changes in law, including the increase of current corporate income tax rates. The payment obligations under the Tax Receivable Agreement are not conditioned upon RTEA's or its affiliate's ownership of an interest in CPE Resources or our available cash resources. Based on the tax basis of our assets as of December 31, 2011 and CPE Resources's operating plan, the future payments under the Tax Receivable Agreement are estimated to be approximately $170.6 million in the aggregate and are estimated to be payable over the next 32 years. This estimate is based on assumptions related to our business that could change, and the actual payments could differ materially from this estimate. Payments would be greater if we generate income significantly in excess of the amounts used in our operating plan, for example, because we acquire additional coal assets beyond our existing coal reserve base, and as a result, we realize the full tax benefit of such increased tax basis (or an increased portion thereof).

Certain changes in control require us to make payments to RTEA, which could exceed our actual cash savings and could require us to provide credit support. If we undergo a change in control other than a change in control caused by RTEA and we do not otherwise elect to terminate the Tax Receivable Agreement as discussed below, payments to RTEA under the Tax Receivable Agreement will continue on a yearly basis but will be based on an agreed upon set of assumptions. In this case, our assumed cash tax savings, and consequently our payments due under the Tax Receivable Agreement, could exceed our actual cash tax savings each year by material amounts. If we undergo such a change in control and our credit rating is impaired, we will be required to obtain credit support with regard to all remaining payments under the agreement. The change in control provisions may deter a potential sale of our company to a third party and may otherwise make it less likely a third party would enter into a change in control transaction with us.

Certain asset transfers outside the ordinary course of our business may require us to make additional or accelerated payments under the Tax Receivable Agreement. In addition to our obligations to make payments to RTEA with respect to our actual cash tax savings, if CPE Resources sells any asset with a gross value greater than $10 million outside the ordinary course of its business in a wholly or partially taxable transaction, we will be required to make yearly payments to RTEA equal to RTEA's deemed cost of financing its accelerated tax liabilities with respect to such sale, and after such asset sales, we will be required to make certain adjustments to the calculation of our actual cash tax savings for taxable years following sales. These adjustments could result in an acceleration of our obligations under the Tax Receivable Agreement. In addition, our debt instruments contain limitations on CPE Resources's ability to make distributions, which could affect our ability to meet these payment obligations. These limitations on CPE Resources's ability to make distributions may limit our ability to engage in certain taxable asset sales or dispositions outside the ordinary course of our business.

Default under the Tax Receivable Agreement will permit RTEA to accelerate our obligations. If we default on our obligations under the Tax Receivable Agreement (including by reason of insufficient cash distributions from CPE Resources), such default will permit RTEA to enforce its rights under the Tax Receivable Agreement, including by acceleration of our obligations thereunder.

Our ability to achieve benefits from any tax basis increase, and, therefore, the payments expected to be made under the Tax Receivable Agreement, depends upon a number of factors, as discussed above, including the timing and amount of our future income. The U.S. Internal Revenue Service could challenge one or more of our tax positions relevant to the Tax Receivable Agreement and a court could sustain such a challenge. Such a challenge could result in a decrease in our tax benefits, as well as our obligations under the Tax Receivable Agreement. We must obtain RTEA's consent prior to settlement of any such challenge if it may affect RTEA's rights and obligations under the Tax Receivable Agreement.

Our previous separation from Rio Tinto could subject us and our stockholders to any number of risks and uncertainties.

Prior to the IPO in November 2009, we were an indirectly held, wholly-owned subsidiary of Rio Tinto. As a result, the CPE Inc. directors at that time owed a fiduciary duty solely to Rio Tinto in its capacity as the sole owner of CPE Inc. and did not owe a fiduciary duty to our post-IPO stockholders. Upon the effectiveness of the IPO in November 2009, Rio Tinto's ownership of CPE Inc. was terminated and, as of that date, those directors no longer owe a fiduciary duty to Rio Tinto.

Our historical financial information for all periods prior to the IPO included in this Form 10-K was derived from the consolidated financial statements of Rio Tinto and also includes allocations of certain general and administrative costs and Rio Tinto's headquarters costs. These expenses are estimates and were based on what we and Rio Tinto considered to be reasonable allocations of the historical costs incurred by Rio Tinto to provide these services required in support of our business. As a separate, stand-alone public company, our cost structure is different and is not reflective of our financial position, results of operations or cash flows or costs had we been a separate, stand-alone public company during all of the periods presented.

Furthermore, we entered into various agreements with Rio Tinto and its affiliates in connection with the IPO and separation from Rio Tinto. CPE Resources agreed to indemnify Rio Tinto for certain losses pursuant to these agreements. Because these agreements were entered into while we were part of Rio Tinto, some of the terms of these agreements are likely less favorable to us than similar agreements negotiated between unaffiliated third parties. Third parties may also seek to hold us responsible for liabilities of Rio Tinto that we did not assume in connection with the IPO and for which Rio Tinto agreed to indemnify us, including liabilities related to the Jacobs Ranch and Colowyo mines, as well as the uranium mining venture that we do not own. If those liabilities are significant and we are ultimately held liable for them, we may not be able to recover the full amount of our losses from Rio Tinto. Refer to the applicable exhibits listed in Item 15 of this Form 10-K for the complete terms and conditions of the principal outstanding agreements with Rio Tinto entered into in connection with our 2009 IPO.

If we are unable to maintain effective internal controls, our operating results and financial condition could be harmed.

In 2009, as a new public company, we identified previously disclosed material weaknesses in our internal control over financial reporting. Such material weaknesses were remediated; however, we continue to be subject to a number of requirements as a public company, including the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the listing standards of New York Stock Exchange. These requirements have placed significant demands on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things that we maintain effective disclosure controls and procedures and internal control over financial reporting, and also requires that our internal control over financial reporting be assessed by management and, for CPE Inc., attested to by our auditors as of December 31 of each year. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight are required. As a result, our management's attention might be diverted from other business concerns, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, if we experience a material weakness, investors could lose confidence in our financial reporting, particularly if such weakness results in a restatement of our financial results, and our stock price could decline.

CPE Inc. is a holding company with no direct operations of its own and depends on distributions from CPE Resources to meet its ongoing obligations.

CPE Inc. is a holding company with no direct operations of its own and has no independent ability to generate revenue. Consequently, its ability to obtain operating funds depends upon distributions from CPE Resources and payments under the management services agreement. Pursuant to its management services agreement, CPE Resources makes payments to CPE Inc. in the form of a management fee and cost reimbursements to fund CPE Inc.'s day-to-day operating expenses, such as payroll for its officers. However, if CPE Resources cannot make the payments pursuant to the management services agreement, CPE Inc. may be unable to cover these expenses.

The distribution of cash flows by CPE Resources to CPE Inc. is subject to statutory restrictions under the Delaware Limited Liability Company Act and contractual restrictions under CPE Resources's debt instruments that may limit the ability of CPE Resources to make distributions. In addition, any distributions and payments of fees or costs are subject to CPE Resources's financial condition.

As the sole member of CPE Resources, CPE Inc. incurs income taxes on any net taxable income of CPE Resources. The debt instruments allow CPE Resources to distribute cash in amounts sufficient for CPE Inc. to pay its tax liabilities payable to any governmental entity, and, in the ordinary course of business, CPE Inc.'s obligations under the Tax Receivable Agreement, if any. To the extent CPE Inc. needs funds for any other purpose, and CPE Resources is unable to provide such funds for any reason, it could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our stock price could be volatile and could decline for a variety of reasons, resulting in a substantial loss on your investment and negatively impacting our ability to raise equity capital in the future.

Significant price fluctuations in CPE Inc.'s common stock could result from a variety of factors, including, among other things, actual or anticipated fluctuations in our operating results or financial condition, new laws or regulations or new interpretations of existing laws or regulations impacting our business or our customers' businesses, sales of CPE Inc.'s common stock by our stockholders or by us, a downgrade or cessation in coverage from one or more of our analysts, broad market fluctuations and general economic conditions and any other factors described in this "Risk Factors" section of this Form 10-K.

A decline in the trading price of CPE Inc.'s common stock due to any future sales of stock or the issuance or exercise of equity-based awards under our Long Term Incentive Plan or sales to cover taxes owed upon vesting of awards, or due to other factors might impede our ability to raise capital through the issuance of additional shares of CPE Inc.'s common stock or other equity securities and may cause you to lose part or all of your investment in our shares of common stock.

Anti-takeover provisions in our charter documents and other aspects of our structure may discourage, delay or prevent a change in control of our company and may adversely affect the trading price of CPE Inc.'s common stock.

Certain provisions in CPE Inc.'s amended and restated certificate of incorporation and amended and restated bylaws and other aspects of our structure may discourage, delay or prevent a change in our management or a change in control over us that stockholders may consider favorable. Among other things, CPE Inc.'s amended and restated certificate of incorporation and amended and restated bylaws:

- provide for a classified board of directors, which may delay the ability of our stockholders to change the membership of a majority of our board of directors;
- authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to thwart a takeover attempt;
- do not provide for cumulative voting;
- provide that vacancies on the board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;
- limit the calling of special meetings of stockholders;
- provide that stockholders may not act by written consent;
- provide that our directors may be removed only for cause;
- require supermajority voting to effect certain amendments to our certificate of incorporation and our bylaws; and
- require stockholders to provide advance notice of new business proposals and director nominations under specific procedures.

Item 1B. ***Unresolved Staff Comments.***

None

Item 2. ***Properties.***

See Item 1 "Business—Mining Operations" for specific information about our mining operations.

Coal Reserves

As of December 31, 2011, we controlled approximately 1.37 billion tons of proven and probable coal reserves. All of our proven and probable reserves are classified as thermal coal.

The following table summarizes the tonnage of our coal reserves that is classified as proven or probable, and assigned, as well as our property interest, as of December 31, 2011:

Mine	Proven Preserves	Probable Reserves	Total Proven & Probable Reserves	Assigned Reserves	Reserves Owned	Reserves Leased
	(nearest million, in tons)			(%)	(nearest million, in tons)	
Antelope	519	164	683	100	—	683
Cordero Rojo	274	96	370	100	61	309
Spring Creek	286	25	311	100	—	311
Decker(1)	3	—	3	100	—	3
Total	1,082	285	1,367		61	1,306

(1) Based on our 50% non-operating interest.

The following table provides the "quality" (average sulfur content and average Btu per pound) of our coal reserves as of December 31, 2011:

Mine	Total Proven & Probable Reserves	Average Btu per lb(1)	Average Sulfur Content	Average Sulfur Content
	(nearest million, in tons)		%	(lbs SO2/mmBtu)
Antelope	683	8,875	0.23	0.52
Cordero Rojo	370	8,425	0.29	0.69
Spring Creek	311	9,350	0.33	0.71
Decker(2)	3	9,450	0.41	0.87
Total	1,367			

(1) Average Btu per pound includes weight of moisture in the coal on an as-sold basis.

(2) Based on our 50% non-operating interest.

We also control certain coal deposits that are contiguous to or near our primary reserve bases. The tons in these deposits are classified as non-reserve coal deposits and are not included in our reported reserves. These non-reserve coal deposits are located at our Cordero Rojo and Spring Creek mines and were 160 million tons and 29 million tons, respectively.

Our reserve and non-reserve coal deposit estimates as of December 31, 2011 were prepared by our staff of geologists and engineers, who has extensive experience in PRB coal. These individuals are responsible for collecting and analyzing geologic data within and adjacent to leases controlled by us.

Our current policy is to have our reserve calculations reviewed by an independent consultant every two years, which review was last performed for the year ended December 31, 2010.

Our coal reserve estimates are based on data obtained from our drilling activities and other available geologic data. All of our reserves are assigned, associated with our active coal properties, and incorporated in detailed mine plans. Estimates of our reserves are based on more than 7,500 drill holes. Our proven reserves have a typical drill hole spacing of 1,500 feet or less, and our probable reserves have a typical drill hole spacing of 2,500 feet or less.

Along with the geological data we assemble for our coal reserve estimates, our staff of geologists and engineers also analyzes the economic data such as cost of production, projected sales price and other data concerning permitting and advances in mining technology. Various factors and assumptions are utilized in estimating coal reserves, including assumptions concerning future coal prices and operating costs. These estimates are periodically updated to reflect past coal production and other geologic or mining data. Acquisitions or sales of coal properties will also change these estimates. Changes in mining methods or the utilization of new technologies may increase or decrease the recovery basis for a coal seam.

Reserve Acquisition Process

Since our inception, we have focused on growth through, among other things, the federal competitive leasing process, including the LBA process, and we continue to identify federal coal leasing opportunities. For example, in 2011 we acquired 383 million tons of reserves in two federal coal leases for our Antelope mine. Similarly, in 2008 and 2009 we acquired an additional 209 million tons of reserves in two federal coal leases for our Cordero Rojo mine.

We acquire a significant portion of our coal through the LBA process, and as a result, substantially all of our coal is held under federal leases. Under this process, before a mining company can obtain a new federal coal lease, the company must nominate a coal tract for lease and then win the lease through a competitive bidding process. The LBA process can last anywhere from two to five years from the time the coal tract is nominated to the time a final bid is accepted by the BLM. After the LBA is awarded, the company then conducts the necessary testing to determine what amount can be classified as reserves and begins the process to permit the coal for mining, which generally takes another two to five years. Third-party legal challenges, such as legal challenges filed against the BLM and the Secretary of the Interior by environmental groups with respect to the LBA process in the PRB, including the West Antelope II LBA, may result in delays and other adverse impacts on the LBA process.

To initiate the LBA process, companies wanting to acquire additional coal must file an application with the BLM's state office indicating interest in a specific coal tract. The BLM reviews the initial application to determine whether the application conforms to existing land-use plans for that particular tract of land and whether the application would provide for maximum coal recovery. The application is further reviewed by a regional coal team at a public meeting. Based on a review of the available information and public comment, the regional coal team will make a recommendation to the BLM whether to continue, modify or reject the application.

The BLM also allows for small tracts of coal to be acquired through the LBM leasing process. An LBM is a non-competitive leasing process and is used in circumstances where a lessee is seeking to modify an existing federal coal lease by adding less than 960 acres in a configuration that is deemed non-competitive to other coal operators. For example, in June 2010, we entered into a modified coal lease with the BLM through the LBM process to add approximately 48 million tons of proven and probable reserves to one of the Spring Creek mine's existing federal coal leases.

If the BLM determines to continue the application, the company that submitted the application will pay for a BLM-directed environmental analysis or an EIS to be completed. This analysis or impact statement is subject to publication and public comment. The BLM may consult with other government agencies during this process, including state and federal agencies, surface management agencies, Native American tribes or bands, the U.S. Department of Justice or others as needed. The public comment period for an analysis or impact statement typically occurs over a 60-day period.

After the environmental analysis or EIS has been issued and a recommendation has been published that supports the lease sale of the LBA tract, the BLM schedules a public competitive lease sale. The BLM prepares an internal estimate of the fair market value of the coal that is based on its economic analysis and comparable sales analysis. Prior to the lease sale, companies interested in acquiring the lease must send sealed bids to the BLM. The bid amounts for the lease are payable in five annual installments, with the first 20% installment due when the mining operator submits its initial bid for an LBA. Before the lease is approved by the BLM, the company must first furnish to the BLM an initial rental payment for the first year of rent along with either a bond for the next 20% annual installment payment for the bid amount, or an application for history of timely payment, in which case the BLM may waive the bond requirement if the company successfully meets all the qualifications of a timely payor. The bids are opened at the lease sale. If the BLM decides to grant a lease, the lease is awarded to the company that submitted the highest total bid meeting or exceeding the BLM's fair market value estimate, which is not published. The BLM, however, is not required to grant a lease even if it determines that a bid meeting or exceeding the fair market value of the coal has been submitted. The winning bidder must also submit a report setting forth the nature and extent of its coal holdings to the U.S. Department of Justice for a 30-day antitrust review of the lease. If the successful bidder was not the initial applicant, the BLM will refund the initial applicant certain fees it paid in connection with the application process, for example the fees associated with the environmental analysis or EIS, and the winning bidder will bear those costs. Coal awarded through the LBA process and subject to federal leases are administered by the U.S. Department of Interior under the Federal Coal Leasing Amendment Act of 1976. Once the BLM has issued a lease, the company must next complete the permitting process before it can mine the coal. See "—Environmental and Other Regulatory Matters—Mining Permits and Approvals."

The federal coal leasing process is designed to be a public process, giving stakeholders and other interested parties opportunities to comment on the BLM's proposed and final actions and allow third-party comments. Because of this, third parties, including non-governmental organizations, can challenge the BLM's actions, which may delay the leasing process. If these challenges prove successful or are litigated for a prolonged period of time, a coal company's ability to bid on or acquire a new coal lease could be significantly delayed, or could cause the BLM to not offer a lease for bid at all. For example, environmental organizations filed legal challenges against the BLM's findings on the final EIS and other matters associated with the West Antelope II LBA, which was nominated by our Antelope mine. These challenges create some uncertainty with respect to the timing of LBA bids and lease acquisitions and may ultimately delay the leasing process or prevent mining operations. Even after a lease has been issued and a successful bidder has paid installment money to the BLM, legal challenges may still seek to delay or prevent mining operations. It is possible that subsequent EISs for other mines in the PRB currently underway but not yet final could be similarly challenged. There also exists the possibility of similar challenges to the permitting and licensing process, which is also a public process designed to allow public comments.

Each of our federal coal leases has an initial term of 20 years, renewable for subsequent 10-year periods and for so long thereafter as coal is produced in commercial quantities. The lease requires diligent development within the first ten years of the lease award with a required coal extraction of 1% of the total coal under the lease by the end of that 10-year period. At the end of the 10-year development period, the lessee is required to maintain continuous operations, as defined in the applicable leasing regulations. In certain cases, a lessee may combine contiguous leases into an LMU. This allows the production of coal from any of the leases within the LMU to be used to meet the continuous operation requirements for the entire LMU. We currently have an LMU for our Antelope mine. We pay to the federal government an annual rent of $3.00 per acre and production royalties of 12.5% of gross revenues on surface mined coal. The federal government remits approximately 50% of the production royalty payments to the state after deducting administrative expenses. Some of our mines are also subject to coal leases with the states of Montana or Wyoming, as applicable, and have different terms and conditions that we must adhere to in a similar way to our federal leases. Under these federal and state leases, if the leased coal is not diligently developed during the initial 10-year development period or if certain other terms of the leases are not complied with, including the requirement to produce a minimum quantity of coal or pay a minimum production royalty, if applicable, the BLM or the applicable state regulatory agency can terminate the lease prior to the expiration of its term.

Most of the coal we lease from the United States comes from "split estate" lands in which one party, typically the federal government, owns the coal and a private party owns the surface. In order to mine the coal we acquire through the LBA process, we must also acquire rights to mine from certain owners of the surface lands overlying the coal. Certain federal regulations provide a specific class of surface owners, QSOs, with the ability to prohibit the BLM from leasing its coal. For example, in connection with a pending LBA tract that we nominated for our Cordero Rojo mine, the BLM indicated that certain surface owners satisfy the regulatory definition of QSO. If the land overlying a coal tract is owned by a QSO, federal laws prohibit us from leasing the coal tract without first securing surface rights to the land, or purchasing the surface rights from the QSO, which would allow us to conduct our mining operations. Furthermore, the state permitting process requires us to demonstrate surface owner consent for split estate lands before the state will issue a permit to mine coal. This consent is separate from the QSO consent required before leasing federal coal. The right of QSOs and certain other surface owners allows them to exercise significant influence over negotiations and prices to acquire surface rights and can delay the federal coal lease or permitting processes or ultimately prevent the acquisition of the federal coal lease or permit over that land entirely. There are QSOs that own land adjacent to or near our existing mines that may be attractive acquisition candidates for us. Typically, we seek to purchase the land overlying our coal or enter into option agreements granting us an option to purchase the land upon acquiring a federal coal lease. We own substantially all of the land over our reserves. We may not own or control the land over our non-reserve coal deposits, which would be required before these non-reserve coal deposits could be classified as reserves and mined.

We also enter into surface leases with other third parties from time to time. The majority of these third-party leases have a term that continues until the exhaustion of the "mineable and merchantable" coal in the lease area. Some of our leases extend for a specific number of years rather than to the exhaustion of the particular mine's reserves, but in all these cases, we believe that the term of years will allow the recoverable reserve to be fully extracted in accordance with our projected mine plan. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to properties leased from private third parties is not usually fully verified until we make a commitment to develop a property, which may not occur until we have obtained the necessary permits and completed exploration of the property.

Office Space

Our corporate headquarters is located in Gillette, Wyoming, where we own approximately 32,000 square feet of office space. In addition, we lease approximately 7,500 square feet of additional office space in Gillette, Wyoming, under two annual leases expiring on June 30, 2012 and May 31, 2012, and we lease approximately 28,100 square feet of office space in Broomfield, Colorado under a lease that expires in February 2021. As of December 31, 2011, all of our long-lived assets were located in the U.S. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

Item 3. ***Legal Proceedings.***

Caballo Coal Company Litigation—Spring Creek

On September 16, 2009, Caballo Coal Company ("Caballo"), a subsidiary of Peabody Energy Corporation, commenced an action in Wyoming state court against Spring Creek Coal Company ("Spring Creek"), our wholly-owned subsidiary, asserting that Spring Creek repudiated its allegedly remaining obligation under a 1987 agreement to purchase an additional approximately 1.6 million tons of coal, for which it seeks unspecified damages. Spring Creek believes that it has meritorious defenses to the claim, including that Caballo breached the agreement by failing to make required deliveries in 2006 and 2007. Spring Creek also believes that it has meritorious counterclaims against Caballo. Settlement negotiations occurred for which an estimated range of immaterial results has been established in management's judgment. Settlement discussions are currently pending, and the parties have reached an understanding in principle to resolve this litigation with no material impact in management's judgment. Any final settlement remains subject to negotiation and execution of a definitive settlement agreement. If the pending settlement negotiations are not successful and the parties fail to enter a definitive settlement agreement and if the case is determined in an adverse manner to us, the payment of any judgment could be material to our results of operations.

Other Legal Proceedings

We are involved in other legal proceedings arising in the ordinary course of business and may become involved in additional proceedings from time to time. We believe that there are no other legal proceedings pending that are likely to have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or an accrual within a particular fiscal period may adversely impact our results of operations for that period. In addition to claims and lawsuits against us, our LBAs, permits and other industry regulatory processes and approvals may also be subject to legal challenges that may adversely impact our mining operations and results. For example, the leases we acquired for the West Antelope II LBAs are subject to pending legal challenges filed against the BLM and the Secretary of the Interior by environmental organizations.

Item 4. ***Mine Safety Disclosures***

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95.1 to this Form 10-K.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters.***

CPE Inc.'s common stock, $0.01 par value, has traded on the New York Stock Exchange under the symbol "CLD" since November 20, 2009. Prior to November 20, 2009, there was no public market for CPE Inc.'s common stock.

The following table sets forth the high and low closing sales prices of CPE Inc.'s common stock, as reported by the NYSE, for each of the periods listed.

	High	Low
Fiscal 2011		
First Quarter 2011	$24.18	$19.84
Second Quarter 2011	$21.88	$19.07
Third Quarter 2011	$23.28	$16.95
Fourth Quarter 2011	$24.02	$16.29
Fiscal 2010		
First Quarter 2010	$16.84	$13.51
Second Quarter 2010	$17.15	$13.26
Third Quarter 2010	$18.37	$13.20
Fourth Quarter 2010	$23.23	$17.05
Fiscal 2009		
(commencing November 20, 2009)	$15.04	$12.69

As of the close of business on January 31, 2012, we had 1,351 holders of record of CPE Inc.'s common stock.

Dividend Policy

We have not historically paid, and we do not anticipate that we will pay in the near term, cash dividends on CPE Inc.'s common stock. Any determination to pay dividends to holders of CPE Inc.'s common stock in the future will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition; results of operations; general business conditions; contractual restrictions, including those under our debt instruments; capital requirements; business prospects; restrictions on the payment of dividends under Delaware Law; and any other factors our Board of Directors deems relevant. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Notes and—Senior Secured Revolving Credit Facility."

Stock Performance Graph

The following performance graph compares the cumulative total return on CPE Inc.'s common stock with the cumulative total return of the following indices: (i) the Standard & Poor's ("S&P") MidCap 400 stock index and (ii) the Custom Composite Index comprised of Alpha Natural Resources, Inc., Arch Coal, Inc., CONSOL Energy, Inc., and Peabody Energy Corp. The graph assumes that you invested $100 in CPE Inc.'s common stock and in each index at the closing price on November 20, 2009, that all dividends were reinvested and that you continued to hold your investment through December 31, 2011. In January 2011, Alpha Natural Resources, Inc. and Massey Energy Company announced they signed a definitive agreement under which Alpha Natural Resources would acquire all outstanding shares of Massey Energy Company common stock. That transaction was completed in mid-2011.

These indices are included for comparative purposes only and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the stock involved, and are not intended to forecast or be indicative of possible future performance of CPE Inc.'s common stock.



Cloud Peak Energy
S&P Midcap 400 Index
Custom Composite
DOLLARS
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Company/Market/ Peer Group	Nov-09	Dec-09	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11	Sep-11	Dec-11
CPE Inc.	$100.00	$ 98.11	$112.13	$ 89.35	$122.97	$156.53	$145.48	$143.53	$114.21	$130.18
S&P MidCap 400 Index	$100.00	$105.90	$115.52	$104.46	$118.16	$134.11	$146.66	$145.58	$116.65	$131.77
Custom Composite	$100.00	$103.29	$102.51	$ 82.59	$100.25	$134.04	$145.13	$119.65	$ 69.58	$ 72.75

In accordance with SEC rules, the information contained in the Stock Performance Graph above shall not be deemed to be "soliciting material," or to be "filed" with the SEC or subject to the SEC's Regulation 14A or 14C, other than as provided under Item 201(e) of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended, except to the extent that we specifically request that the information be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 6. ***Selected Financial Data.***

The following tables set forth our selected consolidated financial and other data on a historical basis. The information below should be read in conjunction with Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data" included elsewhere in this report.

We have derived the historical consolidated financial data as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 from our audited consolidated financial statements included in Item 8 of this report. We have derived the historical consolidated balance sheet data as of December 31, 2009 from our audited consolidated financial statements not included in this report. We have derived the historical consolidated balance sheet data as of December 31, 2008 and 2007 and the historical consolidated statement of operations data for the years ended December 31, 2008 and 2007 from the audited consolidated financial statements of RTEA not included in this report.

Our historical financial information for all periods prior to the IPO included in this Form 10-K was derived from the consolidated financial statements of Rio Tinto and also includes allocations of certain general and administrative costs and Rio Tinto's headquarters costs. These expenses are estimates and were based on what we and Rio Tinto considered to be reasonable allocations of the historical costs incurred by Rio Tinto to provide these services required in support of our business. As a separate, stand-alone public company, our cost structure is different; accordingly, our historical consolidated financial information is not necessarily reflective of our financial position, results of operations or cash flows or costs had we been a separate, stand-alone public company during all of the periods presented.

Selected Consolidated Financial and Other Data

	Year Ended December 31,				
CPE Inc.	**2011**	**2010**	**2009**	**2008**	**2007**
	(in millions, except per share amounts)				
Statement of Operations Data					
Revenues	$1,553.7	$1,370.8	$1,398.2	$1,239.7	$1,053.2
Operating income(1)	250.5	211.9	255.0	124.9	102.7
Income from continuing operations	189.8	117.2	182.5	88.3	53.8
Income (loss) from discontinued operations(2)	—	—	211.1	(25.2)	(21.5)
Net income	189.8	117.2	393.6	63.1	32.3
Amounts attributable to controlling interest(3)					
Income from continuing operations	189.8	33.7	170.6	88.3	53.8
Income (loss) from discontinued operations(2)	—	—	211.1	(25.2)	(21.5)
Net income	189.8	33.7	381.7	63.1	32.3
Earnings per share attributable to controlling interest—basic(3)(4)(8)					
Income from continuing operations	$ 3.16	$ 1.06	$ 3.01	$ 1.47	$ 0.90
Income (loss) from discontinued operations(2)	$ —	$ —	$ 3.73	$ (0.42)	$ (0.36)
Net income	$ 3.16	$ 1.06	$ 6.74	$ 1.05	$ 0.54
Earnings per share attributable to controlling interest—diluted(3)(4)(8)					
Income from continuing operations	$ 3.13	$ 1.06	$ 2.97	$ 1.47	$ 0.90
Income (loss) from discontinued operations(2)	$ —	$ —	$ 3.52	$ (0.42)	$ (0.36)
Net income	$ 3.13	$ 1.06	$ 6.49	$ 1.05	$ 0.54

	December 31,				
	2011	2010	2009	2008	2007
			(in millions)		
Balance Sheet Data					
Cash and cash equivalents	$ 404.2	$ 340.1	$ 268.3	$ 15.9	$ 23.6
Investments in marketable securities	75.2	—	—	—	—
Property, plant and equipment, net	1,350.1	1,008.3	987.1	927.9	719.7
Assets of continuing operations(2)	2,319.3	1,915.1	1,677.6	1,198.0	1,059.4
Total assets	2,319.3	1,915.1	1,677.6	1,785.2	1,781.2
Long-term debt	596.1	595.7	595.3	—	500.6
Federal coal leases obligations	288.3	118.3	169.1	206.3	67.6
Liabilities of continuing operations(2)	1,568.9	1,383.9	1,232.1	672.8	1,176.2
Total liabilities	1,568.9	1,383.9	1,232.1	800.0	1,446.2
Controlling interest equity(3)	750.4	531.2	252.9	985.2	335.0
Noncontrolling interest equity(3)	—	—	192.6	—	—

	Year Ended December 31,				
	2011	2010	2009	2008	2007
			(in millions)		
Other Data					
Adjusted EBITDA(7)	$351.7	$322.7	$320.6	$207.2	$159.8
Adjusted EPS(7)	$ 2.47	$ 1.74	$ 2.48	$ 1.06	$ 0.46
Asian export tons	4.7	3.3	1.6	0.7	0.1
Tons sold—company owned and operated mines(5)	95.6	93.7	90.9	93.7	90.7
Tons sold—Decker mine(6)	1.5	1.5	2.3	3.3	3.5
Tons purchased and resold	1.6	1.7	10.1	8.1	8.1
Total tons sold	98.7	96.9	103.3	105.1	102.3
Ratio of earnings to fixed charges—see Exhibit 12.1	3.0	2.7	11.9	5.0	2.6

(1) For the year ended December 31, 2007, operating income reflects an $18.3 million asset impairment charge related to an abandoned ERP systems implementation. The ERP systems implementation was a worldwide Rio Tinto initiative designed to align processes, procedures, practices, and reporting across all Rio Tinto business units. The implementation was abandoned in connection with Rio Tinto's actions to divest our business.

(2) Discontinued operations includes the operations, net of related income taxes, of the Colowyo coal mine, the Jacobs Ranch coal mine, and the uranium mining venture, which RTEA disposed of prior to the IPO. For the year ended December 31, 2009, discontinued operations includes the $264.8 million pretax gain on sale of the Jacobs Ranch coal mine. Assets and liabilities of continuing operations exclude balances associated with discontinued operations. See Note 4 of Notes to Consolidated Financial Statements in Item 8.

(3) For periods prior to the IPO, income or loss attributable to controlling interest reflects income or loss attributable to RTEA as the former parent company, and includes 100% of income or loss from CPE Resources and its subsidiaries. For the period following the IPO up to the Secondary Offering, income or loss attributable to controlling interest reflects our interest in CPE Resources and its subsidiaries. Noncontrolling interest equity at December 31, 2009 reflects the interest in CPE Resources held by RTEA and an affiliate of RTEA. As of December 31, 2010, as a result of the Secondary Offering completed in December 2010, CPE Resources is a wholly-owned subsidiary of CPE Inc.

(4) Earnings per share for periods prior to the IPO assumes 60,000,000 outstanding shares, which is the number of shares of common stock that our predecessor, RTEA, would have been required to have outstanding in prior periods based on the capital structure of CPE Inc., which required a

one-to-one ratio between the number of shares of common stock outstanding and the number of common membership units in CPE Resources held by CPE Inc. See Note 19 of Notes to Consolidated Financial Statements in Item 8.

(5) Inclusive of Asian export tons.

(6) Based on our 50% non-operating interest.

(7) EBITDA, Adjusted EBITDA and Adjusted EPS are intended to provide additional information only and do not have any standard meaning prescribed by generally accepted accounting principles in the U.S. ("U.S. GAAP"). A quantitative reconciliation of Adjusted EBITDA to income from continuing operations, or net income, as applicable, and Adjusted EPS to EPS (as defined below) is found in the tables below.

EBITDA represents income from continuing operations, or net income, as applicable, before (1) interest income (expense) net, (2) income tax provision, (3) depreciation and depletion, (4) amortization, and (5) accretion. Adjusted EBITDA represents EBITDA as further adjusted to exclude specifically identified items that management believes do not directly reflect our core operations. For the periods presented herein, the specifically identified items are the income statement amounts for: (1) the Tax Receivable Agreement including tax impacts of the IPO and Secondary Offering, (2) marked-to-market adjustments for derivative financial instruments, and (3) a significant broker contract that expired in the first quarter of 2010.

Adjusted EPS represents diluted earnings (loss) per share from continuing operations attributable to controlling interest or diluted earnings (loss) per share attributable to controlling interest from continuing operations, as applicable ("EPS"), adjusted to exclude the estimated per share impact of the same specifically identified items used to calculate Adjusted EBITDA as described above, adjusted at the statutory rate of 36%.

Adjusted EBITDA is an additional tool intended to assist our management in comparing our performance on a consistent basis for purposes of business decision making by removing the impact of certain items that management believes do not directly reflect our core operations. Adjusted EBITDA is a metric intended to assist management in evaluating operating performance, comparing performance across periods, planning and forecasting future business operations and helping determine levels of operating and capital investments. Period-to-period comparisons of Adjusted EBITDA are intended to help our management identify and assess additional trends potentially impacting our company that may not be shown solely by period-to-period comparisons of income from continuing operations. Adjusted EBITDA is also used as part of our incentive compensation program for our executive officers and others.

We believe Adjusted EBITDA and Adjusted EPS are also useful to investors, analysts and other external users of our consolidated financial statements in evaluating our operating performance from period to period and comparing our performance to similar operating results of other relevant companies. Adjusted EBITDA allows investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and depletion, amortization and accretion and other specifically identified items that are not considered to directly reflect our core operations. Similarly, we believe Adjusted EPS provides an appropriate measure to use in assessing our performance across periods given that this measure provides an adjustment for certain specifically identified significant items that are not considered to directly reflect our core operations, the magnitude of which may vary drastically from period to period and, thereby, have a disproportionate effect on the earnings per share reported for a given period.

Our management recognizes that using Adjusted EBITDA and Adjusted EPS as performance measures has inherent limitations as compared to income from continuing operations, net income, EPS or other U.S. GAAP financial measures, as these non-GAAP measures exclude certain items, including items that are recurring in nature, which may be meaningful to investors. Adjusted EBITDA excludes interest expense and interest income; however, as we have historically borrowed money in order to finance transactions and operations, and have invested available cash to generate interest income, interest expense and interest income are elements of our cost structure and influence our ability to generate revenue and returns for stockholders. Adjusted EBITDA excludes depreciation and depletion and amortization; however, as we use capital and intangible assets to generate revenues, depreciation, depletion and amortization are necessary elements of our costs and ability to generate revenue. Adjusted EBITDA also excludes accretion expense; however, as we are legally obligated to pay for costs associated with the reclamation and closure of our mine sites, the periodic accretion expense relating to these reclamation costs is a necessary element of our costs and ability to generate revenue. Adjusted EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. Adjusted EBITDA and Adjusted EPS exclude the tax impacts of the IPO and Secondary Offering; however, this represents our current estimate of payments we will be required to make to Rio Tinto under our Tax Receivable Agreement and changes to the realizability of our deferred tax assets based on changes in our estimated future taxable income. Adjusted EBITDA and Adjusted EPS exclude marked-to-market adjustments on our derivative financial instruments; however, gains and/or losses will be realized when the derivative financial instruments are settled. Finally, Adjusted EBITDA and Adjusted EPS exclude income statement amounts attributable to our significant broker contract that expired in the first quarter of 2010; however, this historically represented a positive contribution to our operating results.

As a result of these exclusions, Adjusted EBITDA and Adjusted EPS should not be considered in isolation and do not purport to be alternatives to income from continuing operations, net income, EPS or other U.S. GAAP financial measures as a measure of our operating performance.

When using Adjusted EBITDA as a performance measure, management intends to compensate for these limitations by comparing it to income from continuing operations or net income in each period, so as to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after-tax basis. Using Adjusted EBITDA and income from continuing operations or net income to evaluate the business assists management and investors in (a) assessing our relative performance against our competitors and (b) ultimately monitoring our capacity to generate returns for stockholders.

Because not all companies use identical calculations, our presentations of Adjusted EBITDA and Adjusted EPS may not be comparable to other similarly titled measures of other companies. Moreover, our presentation of Adjusted EBITDA is different than EBITDA as defined in our debt financing agreements.

A reconciliation of net income from continuing operations to Adjusted EBITDA for each of the periods presented is as follows:

CPE Inc.	Year Ended December 31, 2011	2010	2009	2008	2007
	(in millions)				
Net income	$189.8	$117.2	$ *	$ *	$ *
Income from continuing operations	*	*	182.5	88.3	53.8
Interest income	(0.6)	(0.6)	(0.3)	(2.9)	(7.3)
Interest expense	33.9	46.9	6.0	20.4	40.9
Income tax expense	11.4	32.0	68.2	25.3	18.1
Depreciation and depletion	87.1	100.0	97.9	89.0	80.1
Amortization	—	3.2	28.7	46.0	34.5
Accretion	12.5	12.5	12.6	12.7	12.2
EBITDA	334.1	311.3	395.6	278.9	232.3
Tax agreement expense(1)	19.9	19.7	—	—	—
Marked-to-market adjustments	(2.3)	—	—	—	—
Expired significant broker contract	—	(8.2)	(75.0)	(71.6)	(72.5)
Adjusted EBITDA	$351.7	$322.7	$320.6	$207.2	$159.8

(1) Changes to related deferred taxes are included in income tax expense.

* For 2009 and prior periods, CPE Inc. reported discontinued operations. Accordingly, for such periods, net income from continuing operations is the comparable U.S. GAAP financial measure for Adjusted EBITDA.

A reconciliation of diluted earnings (loss) per common share attributable to controlling interest from continuing operations to Adjusted EPS for the periods presented is as follows:

	Year Ended December 31, 2011	2010(1)	2009	2008	2007
Diluted earnings per common share attributable to controlling interest	$ 3.13	$ 1.06	$ *	$ *	$ *
Diluted earnings per common share attributable to controlling interest from continuing operations	*	*	$ 2.97	$ 1.47	$ 0.90
Tax agreement expense including tax impacts of IPO and Secondary Offering	(0.63)	0.78	—	—	—
Marked-to-market adjustments	(0.02)	—	—	—	—
Expired significant broker contract	—	(0.10)	(0.49)	(0.41)	(0.44)
Adjusted EPS	$ 2.47	$ 1.74	$ 2.48	$ 1.06	$ 0.46
Weighted-average shares outstanding (in millions)	60.6	31.9	60.0	60.0	60.0

(1) In conjunction with preparing our 2011 consolidated financial statements, we identified a clerical error in the computation of the 2010 weighted-average shares outstanding, which resulted in an understatement of earnings per share and Adjusted EPS for the three months and twelve months ended December 31, 2010. The previously reported earnings per share balances for the three months and twelve months ended December 31, 2010 of

$0.28 and $0.98, respectively, have been corrected to $0.36 and $1.06, respectively. The previously reported Adjusted EPS balances for the three months and twelve months ended December 31, 2010 of $0.29 and $1.62, respectively, have been corrected to $0.36 and $1.74, respectively. This clerical error overstated the weighted-average shares outstanding balances, both basic and diluted, for each of these periods due to the inclusion of the 60,000,000 post-Secondary Offering shares outstanding from November 15, 2010 as opposed to the correct date of December 15, 2010. The previously reported weighted-average share outstanding balances for the three months and twelve months ended December 31, 2010 of 45.3 million shares and 34.3 million shares, respectively, have been corrected to 35.7 million shares and 31.9 million shares, respectively. We have assessed the impact of these adjustments and determined that the error is immaterial to our 2010 consolidated financial statements and does not affect our 2011 consolidated financial statements.

* For 2009 and prior periods, CPE Inc. reported discontinued operations. Accordingly, for such periods, diluted earnings (loss) per share attributable to controlling interest from continuing operations is the comparable U.S. GAAP financial measure for Adjusted EPS.

(8) 2010 amounts have been corrected as disclosed within Note 19 of Notes to Consolidated Financial Statements in Item 8.

Due to the tabular presentation of rounded amounts, certain tables reflect insignificant rounding differences.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

This Item 7 is intended to help the reader understand our results of operations and financial condition. This discussion should be read in conjunction with our consolidated financial statements in Item 8, the section entitled "Cautionary Note Regarding Forward-Looking Statements" and Item 1A "Risk Factors."

Overview

We are one of the largest producers of coal in the U.S. and in the Powder River Basin ("PRB"), based on 2011 coal sales. We operate some of the safest mines in the coal industry. According to Mine Safety and Health Administration ("MSHA") data, in 2011, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies. We operate solely in the PRB, the lowest cost region of the major coal producing regions in the U.S., and operate two of the four largest coal mines in the U.S. Our operations include three wholly-owned surface coal mines, two of which, the Antelope mine and the Cordero Rojo mine, are in Wyoming and one of which, the Spring Creek mine, is in Montana. We also own a 50% non-operating interest in a fourth surface coal mine in Montana, the Decker mine. We produce sub-bituminous thermal coal with low sulfur content and sell our coal primarily to domestic and foreign electric utilities.

Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering

Prior to the initial public offering ("IPO") and the related structuring transactions, Cloud Peak Energy Resources LLC ("CPE Resources") was a wholly-owned subsidiary of Rio Tinto Energy America ("RTEA"), which is our predecessor for financial reporting purposes. On November 19, 2009, Cloud Peak Energy Inc. ("CPE Inc.") acquired from RTEA 51% of the common membership units in CPE Resources in exchange for a promissory note which was repaid with proceeds from the IPO, and became the sole managing member of CPE Resources. On December 15, 2010, CPE Inc. priced the Secondary Offering. In connection with the Secondary Offering, we exchanged shares of common stock for the remaining common membership units of CPE Resources held by Rio Tinto, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources making it a wholly-owned subsidiary of CPE Inc. For periods between November 19, 2009 and December 15, 2010, Rio Tinto's ownership interest in CPE Resources was reported as a noncontrolling interest in the consolidated financial statements of CPE Inc. See Note 2 of Notes to Consolidated Financial Statements in Item 8.

Discontinued Operations

In March 2009, CPE Resources entered into an agreement to sell its ownership interest in the Jacobs Ranch mine, a coal mine in Wyoming, to Arch Coal, Inc. This transaction closed on October 1, 2009 and the proceeds from this sale were distributed to Rio Tinto America ("RTA"). The results of operations of the Jacobs Ranch mine are presented as discontinued operations in our historical consolidated financial statements. Consequently, the discussion of our results of operations below focuses on continuing operations as reported in our historical consolidated financial statements. Any forward-looking statements exclude the discontinued operations.

Decker Mine

We hold a 50% non-operating interest in the Decker mine in Montana through a joint venture agreement. Under the terms of our joint venture agreement, the other 50% mine owner manages the day-to-day operations of the Decker mine. We account for our pro-rata share of assets and liabilities in our undivided interest in the joint venture using the proportionate consolidation method, whereby our share of assets, liabilities, revenues and expenses are included in the appropriate classification in our consolidated financial statements.

Core Business Operations

As of December 31, 2011, we controlled approximately 1.37 billion tons of proven and probable coal reserves. During the second quarter of 2011, we were the successful bidder on certain mining rights in the West Antelope II North ("WAII North") and West Antelope II South ("WAII South") Coal Tracts in the PRB. The tracts have favorable geologic conditions, have increased our year-end 2011 proven and probable reserves by approximately 383 million tons, and are contiguous with our Antelope mine.

With the acquisition of the federal coal leases, we also gained access to approximately 81 million tons of coal in an adjacent State of Wyoming coal lease that we controlled but were not previously included in our coal reserve estimates, resulting in a combined total increase of 464 million tons.

Our key business drivers include the following:

- the volume of coal sold domestically and internationally;
- the price for which we sell our coal;
- the costs of mining, including labor, repairs and maintenance, fuel, explosives, depreciation of capital equipment, and depletion of coal leases;
- the costs for logistic services and rail and port charges for coal sales on a delivered basis; and
- capital expenditures to acquire property, plant and equipment.

The volume of coal that we sell in any given year is driven by the amount of global and domestic demand for coal-generated electric power. Demand for coal-generated electric power may be affected by many factors including weather patterns, natural gas prices, coal-fired generating capacity and utilization, environmental and legal challenges, political and regulatory factors, energy policies, international and domestic economic conditions, and other factors discussed in this Item 7 and in Item 1A "Risk Factors."

The price at which we sell our coal is a function of the demand relative to the supply for coal, domestically and internationally. As a region's demand increases, prices are also subject to increase. Significant increases in demand can allow our coal to compete in new markets. We typically enter into multi-year contracts with our customers which helps mitigate the risks associated with any short-term imbalance in supply and demand. In addition, international demand has increased, enabling us to increase exports of coal during the past few years. During 2011, we entered into derivative financial instruments that are scheduled to settle in 2012 and 2013 to hedge a portion of our export coal sales.

We typically seek to enter each year with expected production effectively fully sold. This strategy helps us deliver our expected tonnages and run our mines at predictable production rates, which helps us control operating costs.

In line with the worldwide mining industry, we have experienced increased operating costs for mining equipment, diesel fuel and supplies, and employee wages and salaries. Changes in the cost of commodities related to our production process, such as diesel fuel, will result in changes in the cost of coal production. We have not entered into any hedging or other arrangements to reduce the volatility in the price of commodities used in our mining operations, although we may do so in the future. As is common in the PRB, coal seams at our existing mines naturally deepen, resulting in additional overburden to be removed at additional cost.

For some of our coal sales, including our sales to Asian customers, we arrange and pay for logistic services, rail and/or port charges. Our costs for transportation are affected by volume and negotiated freight rates.

We incur significant capital expenditures to update or expand our mining equipment, surface land holdings and coal reserves. In line with the worldwide mining industry, generally the cost of capital equipment and lead times are increasing. In addition, should the costs of acquiring future federal coal leases and associated surface rights increase, our depletion costs would also increase.

On August 8, 2011, the U.S. Environmental Protection Agency ("EPA") published in the Federal Register the Cross-State Air Pollution Rule ("CSAPR") which replaces the Clean Air Interstate Rule ("CAIR"). CSAPR was expected to take effect on January 1, 2012 and was intended to reduce pollutants from upwind states by requiring 28 states to reduce power plant emissions of sulfur dioxide ("SO_2") and nitrogen oxide ("NO_x"). On December 30, 2011, the U.S. Court of Appeals for the District of Columbia Circuit put the implementation of CSAPR on hold and ordered the EPA to continue enforcing CAIR until the merits of the rule can be judicially reviewed.

Power plants' options for reducing emissions of these pollutants include switching to a lower sulfur coal or installing emission control technologies, or a combination of both. Since the PRB has the lowest sulfur content of any of the large U.S. coal producing regions, any increase in demand for lower sulfur coal could lead to higher demand for coal from the PRB particularly for "ultra-low" sulfur coal such as that produced by our Antelope mine. However, for regulated states to meet their requirements under the CSAPR, a number of coal-fired electric generating units will likely need to be retired, rather than be retrofitted with the necessary emission control technologies, thereby reducing demand for thermal coal. Given the current stay of CSAPR implementation, we are unable to predict the overall impact of this legislation.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Summary

The following table summarizes key results (in millions):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Total revenue	$1,553.7	$1,370.8	$182.9	13.3
Net income	189.8	117.2	72.6	61.9
Adjusted EBITDA(1)	351.7	322.7	29.0	9.0
Adjusted EPS(1)	$ 2.47	$ 1.74	$ 0.73	42.0
Asian export tons	4.7	3.3	1.4	42.4
Total tons sold	98.7	96.9	1.8	1.9

(1) Non-GAAP measure; please see definition in Item 6 and reconciliation below.

Adjusted EBITDA and Adjusted EPS (CPE Inc. only)

The following tables present a reconciliation of net income from continuing operations to Adjusted EBITDA and diluted earnings per common share from continuing operations to Adjusted EPS (in millions, except per share amounts):

	Year Ended December 31,	
	2011	2010
Net income	$189.8	$117.2
Interest income	(0.6)	(0.6)
Interest expense	33.9	46.9
Income tax expense	11.4	32.0
Depreciation and depletion	87.1	100.0
Amortization	—	3.2
Accretion	12.5	12.5
EBITDA	334.1	311.3
Tax agreement expense(1)	19.9	19.7
Marked-to-market adjustments	(2.3)	—
Expired significant broker contract	—	(8.2)
Adjusted EBITDA	$351.7	$322.7

(1) Changes to related deferred taxes are included in income tax expense.

	Year Ended December 31,	
	2011	2010(1)
Diluted earnings per common share from continuing operations	$ 3.13	$ 1.06
Tax agreement expense including tax impacts of IPO and Secondary Offering	(0.63)	0.78
Marked-to-market adjustments	(0.02)	—
Expired significant broker contract	—	(0.10)
Adjusted EPS	$ 2.47	$ 1.74
Weighted-average shares outstanding (in millions)	60.6	31.9

(1) Amounts have been corrected as disclosed within Footnote 7 of Item 6. Selected Financial Data.

Results of Operations

"Owned and operated mines" refers to our three surface coal mines and excludes our 50% non-operating interest in the Decker mine. We include our share of results from operations at the Decker mine along with broker coal sales and billings for transportation and delivery services as "Other operations."

Revenues

The following table presents revenues (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Owned and operated mines				
Revenue	$1,236.1	$1,154.7	$ 81.4	7.0
Realized price per ton sold	$ 12.92	$ 12.32	$ 0.60	4.9
Tons sold	95.6	93.7	1.9	2.0
Other operations				
Revenue	$ 317.6	$ 216.1	$101.5	47.0

The increase in revenue from our owned and operated mines was the result of an increase in the realized price per ton of coal sold and an increase in coal sold in 2011 compared to 2010, reflecting the strong demand for our coal and the ability of our operations to overcome the rail transportation disruptions which were the result of the severe flooding experienced throughout the Midwestern United States during the spring and summer of 2011.

Revenues from other operations increased primarily as a result of a higher volume of coal sold on a delivered basis, including export sales with delivered pricing terms that included logistic services and rail and port charges. We arranged and paid for the logistic services and rail and port charges and charged our customers for providing this service.

Cost of Product Sold

The following table presents cost of product sold (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Owned and operated mines				
Cost of product sold	$872.6	$803.3	$ 69.3	8.6
Average cost per ton sold	9.12	8.57	0.55	6.4
Other operations				
Cost of product sold	$278.5	$175.6	$102.9	58.6

The increase in the average cost per ton of coal sold is primarily the result of increases in costs related to the price of diesel fuel and lubricants as well as maintenance and repairs.

Cost of product sold from other operations increased primarily due to increases in volumes and freight rates on our coal sold on a delivered basis, including Asian export sales.

Operating Income

The following table presents operating income (in millions):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Operating income	$250.5	$211.9	$38.6	18.2

In addition to those factors previously discussed, we realized reductions in selling, general and administrative costs primarily due to lower incentive compensation and the elimination of amounts paid to Rio Tinto under the transition services agreement, which concluded during 2010. Depreciation and depletion expense decreased $15.7 million due to the successful federal coal lease awards during 2011 which increased our Antelope mine's life by approximately 12 years. This reduced the discounted value of the future liability of the asset retirement obligation ("ARO") and the resulting non-cash credit reduced depreciation and depletion expense as the change exceeded the carrying amount of the related asset retirement cost.

Other Expense

The following table presents other expense (in millions):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Other expense	$51.0	$65.9	$14.9	22.6

Other expense was reduced by a $20.4 million increase in the amount of interest expense capitalized partially offset by $7.9 million of additional imputed interest during the year ended December 31, 2011. The increase in capitalized and imputed interest was the result of additional interest on the WAII North and WAII South Coal Tracts, which were acquired in the second quarter of 2011. In addition, we recognized $2.3 million in marked-to-market adjustments on our derivative financial instruments in 2011.

Income Tax Provision

The following table presents income tax provision (in millions):

	Year Ended December 31,		Change	
	2011	2010	Amount	Percent
Income expense (CPE Inc.)	$11.4	$32.0	$(20.6)	(64.4)
Effective tax rate (CPE Inc.)	5.7%	21.9%	(16.2)	(74.0)
Income tax expense (benefit) (CPE Resources)	$20.0	$(0.8)	$ 20.8	*
Effective tax rate (CPE Resources)	9.1%	(0.5)%	9.6	*

* Change from prior period is not a relevant percentage.

CPE Inc.

CPE Inc.'s statutory income tax rate, including state income taxes, is 36%. The difference from that rate for the year ended December 31, 2011, is due primarily to changes in our valuation allowance resulting from the third quarter annual calculation of our estimate of future taxable income.

CPE Resources

CPE Resources's statutory income tax rate, including state income taxes, is 36%. The difference from that rate for the year ended December 31, 2011 is due primarily to changes in our valuation allowance resulting from the third quarter annual calculation of our estimate of future taxable income. The effective tax rate for 2010 was also impacted by CPE Resources's change in status from an entity generally not subject to income taxes prior to the Secondary Offering to an entity that must now recognize taxes on a stand-alone, separate return basis.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Summary

The following table summarizes key results (in millions):

	Year Ended December 31,		Change	
	2010	2009	Amount	Percent
Total revenue	$1,370.8	$1,398.2	$(27.4)	(2.0)
Net income	117.2	182.5	(65.3)	(35.8)
Adjusted EBITDA(1)	322.7	320.6	2.1	0.7
Adjusted EPS(1)	$ 1.74	$ 2.48	$(0.74)	(29.8)
Asian export tons	3.3	1.6	1.7	106.3
Total tons sold	96.9	103.3	(6.4)	(6.2)

(1) Non-GAAP measure; please see definition in Item 6 and reconciliation below.

Adjusted EBITDA and Adjusted EPS (CPE Inc. only)

The following tables present a reconciliation of net income from continuing operations to Adjusted EBITDA and diluted earnings per common share from continuing operations to Adjusted EPS (in millions, except per share amounts):

	Year Ended December 31,	
	2010	2009
Net income	$117.2	$ *
Income from continuing operations	*	182.5
Interest income	(0.6)	(0.3)
Interest expense	46.9	6.0
Income tax expense	32.0	68.2
Depreciation and depletion	100.0	97.9
Amortization	3.2	28.7
Accretion	12.5	12.6
EBITDA	311.3	395.6
Tax agreement expense(1)	19.7	—
Expired significant broker contract	(8.2)	(75.0)
Adjusted EBITDA	$322.7	$320.6

(1) Changes to related deferred taxes are included in income tax expense.

* For 2009 and prior periods, CPE Inc. reported discontinued operations. Accordingly, for such periods, net income from continuing operations is the comparable U.S. GAAP financial measure for Adjusted EBITDA.

	Year Ended December 31,	
	2010(1)	2009
Diluted earnings per common share from continuing operations	$ 1.06	$ *
Diluted earnings per common share attributable to controlling interest from continuing operations	*	2.97
Tax agreement expense including tax impacts of IPO and Secondary Offering	0.78	—
Expired significant broker contract	(0.10)	(0.49)
Adjusted EPS	$ 1.74	$ 2.48
Weighted-average shares outstanding (in millions)	31.9	60.0

(1) Amounts have been corrected as disclosed within Footnote 7 of Item 6. Selected Financial Data.

* For 2009 and prior periods, CPE Inc. reported discontinued operations. Accordingly, for such periods, diluted earnings (loss) per share attributable to controlling interest from continuing operations is the comparable U.S. GAAP financial measure for Adjusted EPS.

Results of Operations

"Owned and operated mines" refers to our three surface coal mines and excludes our 50% non-operating interest in the Decker mine. We include our share of results from operations at the Decker mine along with broker coal sales and billings for transportation and delivery services as "Other operations."

Revenues

The following table presents revenues (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2010	2009	Amount	Percent
Owned and operated mines				
Revenue	$1,154.7	$1,072.1	$ 82.6	7.7
Realized price per ton sold	$ 12.32	$ 11.79	$ 0.53	4.5
Tons sold	93.7	90.9	2.8	3.1
Other operations				
Revenue	$ 216.1	$ 326.1	$(110.0)	(33.7)

The increase in revenue from our owned and operated mines reflected an increase in the realized price per ton of coal sold in 2010 compared to 2009, reflecting the strong demand for PRB coal due to prevailing economic and industry conditions at the time we entered into the related coal supply contracts, and an increase in coal shipped in 2010 compared to 2009.

Our share of revenues from coal produced at the Decker mine decreased reflecting a decline in shipments partially offset by a higher average price per ton. Broker coal sales decreased following the expiration in the first quarter of 2010 of a significant contract. Revenues from transportation and delivery services increased, as a result of a higher volume of coal sold on a delivered basis, including export sales with delivered pricing terms that include logistic services and rail and port charges, where we arranged and paid for the freight costs and charged our customers for providing this service.

Cost of Product Sold

The following table presents cost of product sold (in millions except per ton amounts):

	Year Ended December 31,		Change	
	2010	2009	Amount	Percent
Owned and operated mines				
Cost of product sold	$803.3	$722.1	$ 81.2	11.2
Average cost per ton sold	$ 8.57	$ 7.94	0.63	7.9
Other operations				
Cost of product sold	$175.6	$211.4	$(35.8)	(16.9)

The increase in the average cost per ton of coal sold is primarily the result of a 9.2% per ton increase in royalties and production taxes, which reflects the higher average sales prices realized on our 2010 coal shipments as well as updates to estimates for non-income based taxes. Excluding royalties and production taxes, the cost per ton of coal sold increased from $4.53 to $4.83. The increase in the cost per ton of coal sold is primarily the result of increases in costs related to the price of diesel fuel and lubricants and a higher strip ratio in 2010 compared to 2009 as our mines move into deeper mining areas.

The cost of coal sold by the Decker mine decreased $3.0 million in 2010, reflecting lower production volumes partially offset by higher unit production costs. In addition, the cost of purchased coal decreased $86.7 million, primarily as a result of decreases of $64.7 million related to a significant broker sales contract that expired in 2010 and $20.0 million for other broker sales of purchased coal. The decreases in coal purchased related to our significant broker sales contract and other broker transactions are consistent with the related decreases in broker sales revenues in 2010. These decreases are partially offset by an increase in international exports in 2010, which resulted in an increase in freight and handling costs.

Operating Income

The following table presents operating income (in millions):

	Year Ended December 31,		Change	
	2010	2009	Amount	Percent
Operating income	$211.9	$255.0	$(43.1)	(16.9)

Operating income was affected by a decrease in amortization expense of $25.5 million, which is attributable to the expiration of the significant broker contract in the first quarter of 2010, as well as a decrease in selling, general, and administrative costs primarily due to costs incurred in 2009 associated with the IPO that were not incurred in 2010, offset by the increased costs to operate as a stand-alone public entity and execute the Secondary Offering.

Other Expense

The following table presents other expense (in millions):

	Year Ended December 31,		Change	
	2010	2009	Amount	Percent
Other expense	$65.9	$5.7	$60.2	*

* Change from prior period is not a relevant percentage

Total other expense increased due to an increase in interest expense on our $600 million of senior notes, which were outstanding for the full year in 2010 compared to approximately one month in 2009. Additionally, during the three months ended September 31, 2010, we completed our annual update of our most recent operating plans and the resulting projected estimated future taxable income. This resulted in an increase in the estimated liability due to Rio Tinto under the Tax Receivable Agreement, resulting in a $19.7 million charge to non-operating income. See Note 10 of Notes to Consolidated Financial Statements in Item 8.

Income Tax Provision

The following table presents income tax provision (in millions):

	Year Ended December 31,		Change	
	2010	2009	Amount	Percent
Income tax expense (CPE Inc.)	$32.0	$68.2	$(36.2)	(53.1)
Effective tax rate (CPE Inc.)	21.9%	27.4%	(5.5)	(20.1)
Income tax expense (benefit) (CPE Resources)	$(0.8)	$64.0	$(64.8)	*
Effective tax rate (CPE Resources)	(0.5)%	25.7%	(26.2)	*

* Change from prior period is not a relevant percentage

CPE Inc.

The effective income tax rate decreased to 21.9% for the year ended December 31, 2010 from 27.4% for the year ended December 31, 2009. The decrease is primarily attributable to RTEA's former non-controlling interest for which we did not accrue taxes, offset by the effect of the revaluation of our deferred tax assets as a result of the update to the Tax Receivable Agreement liability. The adjustment to the effective tax rate for the post-Secondary Offering period in 2010 to account for pretax income attributable to the controlling interest increased our effective tax rate by approximately 0.3%. See Note 10 of Notes to Consolidated Financial Statements in Item 8.

CPE Resources

The effective income tax rate decreased to (0.5)% for the year ended December 31, 2010 from 25.7% for the year ended December 31, 2009. The decrease is primarily attributable to the change in tax status of CPE Resources. For most of 2009 (through the date of the IPO), our income tax provision was calculated on a stand-alone, separate return basis while for most of 2010 (through the date of the Secondary Offering), we were organized as a limited liability company and generally were not subject to income taxes. Income taxes are only applicable to the post-Secondary Offering period in 2010. See Note 10 of Notes to Consolidated Financial Statements in Item 8.

Discontinued Operations

The following table presents discontinued operations (in millions):

	Year Ended December 31,		Change	
	2010	2009	Amount	Percent
Discontinued operations	$—	$211.1	$(211.1)	*

* Change from prior period is not a relevant percentage

The change in discontinued operations was primarily attributable to the related transactions being completed in the prior year, with no impact to 2010.

Income Attributable to Noncontrolling Interest

The following table presents income attributable to noncontrolling interest (in millions):

Noncontrolling interest January 1, 2009 through November 19, 2009	$ —
Noncontrolling interest November 19, 2009 through December 31, 2009	11.8
December 31, 2009 income attributable to noncontrolling interest	$11.8
Noncontrolling interest January 1, 2010 through December 15, 2010	$83.5
Noncontrolling interest December 15, 2010 through December 31, 2010	—
December 31, 2010 income attributable to noncontrolling interest	$83.5

Income attributable to noncontrolling interest of $83.5 million for the year ended December 31, 2010 represents Rio Tinto's interest in CPE Resources's net income for the period from January 1, 2010 through December 15, 2010. The portion of net income that is attributable to the noncontrolling interest is not equal to 48.3% of consolidated equity or of consolidated net income due to the effects of income taxes and related agreements that pertain solely to CPE Inc. as well as the timing of the Secondary Offering. Specifically, the $19.7 million expense related to the change in the tax agreement liability and related adjustments of $5.4 million to the net value of deferred tax assets are not attributable to the noncontrolling interest. There was no noncontrolling interest prior to the IPO on November 19, 2009 or after the Secondary Offering on December 15, 2010.

Liquidity and Capital Resources

	December 31,		
	2011	2010	2009
		(in millions)	
Cash and cash equivalents	$404.2	$340.1	$268.3
Investments in marketable securities	75.2	—	—
Total	$479.4	$340.1	$268.3

In addition to our cash and cash equivalents, our primary sources of liquidity are cash from our operations, investments in marketable securities and borrowing capacity under CPE Resources's $500 million revolving credit facility. Cash from operations depends on a number of factors beyond our control, such as the market price for our coal, the quantity of coal required by our customers, coal-fired electricity demand, regulatory changes and energy policies impacting our business, our costs of operating including the market price we pay for diesel fuel and other input costs, as well as costs of logistics including rail and port charges, and other risks and uncertainties, including those discussed in Item 1A "Risk Factors."

Investments in marketable securities include highly-liquid securities which are generally investment grade or better securities and are held as trading securities by CPE Resources. Our investment policy has the objective of minimizing the potential risk of principal loss and is intended to limit our credit exposure to any single issuer. Individual securities have various maturity dates; however, it is our expectation that we could sell any individual security in the secondary market allowing for improved liquidity.

On June 3, 2011, CPE Resources entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") with Morgan Stanley Senior Funding, Inc., as administrative agent, and a syndicate of lenders. The Amended Credit Agreement establishes a commitment to provide us with a $500 million senior secured revolving credit facility, which can be used to borrow funds or issue letters of credit. Subject to the satisfaction of certain conditions, we may elect to increase the size of the revolving credit facility and/or request the addition of one or more new tranches of term loans in a combined amount of up to $200 million. The credit facility matures on June 3, 2016. The Amended Credit Agreement imposes limitations on the ability of CPE Resources and its subsidiaries to make distributions and/or extend loans to CPE Inc.

The indenture governing the senior notes also imposes limitations on the ability of CPE Resources and its subsidiaries to make distributions, and to extend loans and advances, to CPE Inc. Such limitations, taken as a whole, are less restrictive than those contained in the Amended Credit Agreement.

The limitations in both the Amended Credit Agreement and the indenture have not had, nor are they expected to have, a negative impact upon our ability to fund cash obligations.

The borrowing capacity under the Amended Credit Agreement is reduced by the amount of letters of credit issued. As of December 31, 2011, our borrowing capacity under the Amended Credit Agreement was $489.5 million. Our ability to borrow under our revolving credit facility is subject to the terms and conditions of the facility, including our compliance with financial and non-financial covenants.

We believe these sources will be sufficient to fund our primary uses of cash for the next twelve months, which include our costs of coal production, coal lease installment payments for existing and new LBAs and other coal tracts, capital expenditures, interest on our debt, and payments to Rio Tinto under our Tax Receivable Agreement.

During the three months ended June 30, 2011, we were the successful bidder on certain mining rights in the WAII North and WAII South Coal Tracts. Accordingly, we made payments of $59.5 million and $9.9 million, respectively, representing the first of five annual installment payments for each bid award amount. The remaining payments are due annually on the anniversary of the effective dates of the corresponding coal leases, and we expect to make payments of $129.2 million in 2012 related to committed coal leases. We will continue to explore opportunities to increase our reserve base by acquiring additional coal and surface rights. If we are successful in future bids for coal rights, our cash flows could be significantly impacted as we would be required to make associated payments.

Our anticipated capital expenditures (excluding capitalized interest and federal lease payments), which we expect will be between $70 million and $90 million in 2012, include our estimates of expenditures necessary to keep our current fleets updated to maintain our mining productivity and competitive position and the addition of new equipment as necessary.

CPE Resources is required to make semi-annual interest payments on its senior notes, which commenced on June 15, 2010. In connection with the IPO, CPE Inc. entered into a Tax Receivable

Agreement with Rio Tinto and recognized a liability for the undiscounted amounts that CPE Inc. estimated will be paid to Rio Tinto under this agreement. The amounts to be paid will be determined based on a calculation of future income tax savings that CPE Inc. actually realizes as a result of the tax basis increase that resulted from the IPO and Secondary Offering transactions. Generally, CPE Inc. retains 15% of the realized tax savings generated from the tax basis step-up and Rio Tinto is entitled to the remaining 85% which is remitted to Rio Tinto on an annual basis. Based on our estimates as of December 31, 2011, we expect to make payments of $19.1 million in 2012, payments averaging approximately $19 million each year during 2013 to 2016 and additional payments in subsequent years.

If we do not have sufficient resources from ongoing operations to satisfy our obligations or the timing of payments on our obligations does not coincide with cash inflows from operations, we may need to use our cash on hand and marketable securities or borrow under our line of credit. If the obligation is in excess of these amounts, we may need to seek additional borrowing sources or take other actions. Depending upon existing circumstances at the time, we may not be able to obtain additional funding on acceptable terms or at all. In addition, our existing debt instruments contain restrictive covenants, which may prohibit us from borrowing under our revolving credit facility or pursuing certain alternatives to obtain additional funding.

Overview of Cash Transactions

We started 2011 with $340.1 million of unrestricted cash and cash equivalents and investments in marketable securities. After making interest and coal lease payments, capital expenditures and generating cash from our operating activities, we ended the year with unrestricted cash and cash equivalents and investments in marketable securities of $479.5 million. We started 2011 with $182.1 million of restricted cash. During the year ended December 31, 2011, we were able to negotiate lower collateral requirements with almost all of our surety bond providers thereby releasing $111.0 million in funds. We ended the year with $71.2 million of restricted cash.

Cash Flows

CPE Inc.

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Beginning balance—cash and cash equivalents	$ 340.1	$ 268.3	$ 15.9
Net cash provided by operating activities	296.8	324.8	456.6
Net cash used in investing activities(1)	(175.7)	(192.0)	(417.1)
Net cash used in financing activities	(57.0)	(61.0)	(582.2)
Net cash provided by discontinued operations	—	—	795.1
Ending balance—cash and cash equivalents	$ 404.2	$ 340.1	$ 268.3
Beginning balance—marketable securities	—	—	—
Ending balance—marketable securities(1)	75.2	—	—

CPE Resources

	Year Ended December 31,		
	2011	2010	2009
		(in millions)	
Beginning balance—cash and cash equivalents	$ 340.1	$ 268.3	$ 15.9
Net cash provided by operating activities	296.9	335.7	456.6
Net cash used in investing activities(1)	(175.7)	(192.0)	(417.1)
Net cash used in financing activities	(57.1)	(71.9)	(582.2)
Net cash provided by discontinued operations	—	—	795.1
Ending balance—cash and cash equivalents	$ 404.2	$ 340.1	$ 268.3
Beginning balance—marketable securities	—	—	—
Ending balance—marketable securities(1)	75.2	—	—

(1) Included in net cash used in investing activities is the purchase of marketable securities which are highly-liquid securities that are generally investment grade or better and are held as trading securities. Individual securities have various maturity dates; however, it is our expectation that we could sell any individual security in the secondary market allowing for improved liquidity.

The decrease in cash provided by operating activities from 2010 to 2011 was due to a decrease in working capital changes, primarily due to an increase in accounts receivable and payments on the tax agreement liability partially offset by an increase in net income as adjusted for noncash items. The increase in accounts receivable was driven largely by higher revenues in December 2011 as compared to December 2010.

The decrease in cash provided by operating activities from 2009 to 2010 was due to a decrease in net income and a decrease in changes in working capital which was primarily caused by a reduction in the receivable from related parties as a result of changes in our relationship with Rio Tinto through the IPO structuring transactions.

The decrease in cash used in investing activities from 2010 to 2011 was primarily related to our surety bond obligations. Net restricted cash deposits of $101.9 million occurred in the year ended December 31, 2010 compared to restricted cash releases of $111.0 million in the year ended December 31, 2011 following a negotiated reduction of collateral required. This decrease in cash used in investing activities was partially offset by increased purchases of property, plant and equipment, initial payments on federal coal lease obligations, and investments made in marketable securities. Purchases during the year ended December 31, 2011 for property, plant and equipment included payments for haul trucks received in 2010, payments for surface land associated with federal and privately held mineral rights, and cash interest capitalized.

The decrease in cash used in investing activities from continuing operations from 2009 to 2010 was primarily the result of a $217.5 million decrease in cash advances to affiliates as a result of the cessation of the cash management program we were under with Rio Tinto prior to the IPO structuring transactions and a $28.1 million decrease in the cash paid for property, plant and equipment, including capitalized interest. Purchases during the year ended December 31, 2010 for property, plant, and equipment included the acquisition of the lease by modification at the Spring Creek mine and the purchase of approximately 19 million tons of privately held coal. These decreases were partially offset by a $21.7 million increase in restricted cash to collateralize surety bond obligations.

The decrease in cash used in financing activities from 2010 to 2011 primarily was due to distributions to Rio Tinto totaling $10.2 million made in 2010 compared to none in 2011 partially offset by a small increase in the principal portion of payments on federal coal leases and the payment of debt issuance costs of $2.2 million in the current year related to our Amended Credit Agreement.

Cash used in financing activities from continuing operations during 2009 was comprised of approximately $1.52 billion in distributions to Rio Tinto offset by approximately $1.0 billion in net proceeds from the senior notes offering and the IPO, all of which occurred in 2009. In addition to these amounts paid in 2009, the decrease in cash used in financing activities from 2009 to 2010 was due to lower principal payments on federal coal leases during 2010 and the $26.6 million payment for debt issuance costs during 2009.

Senior Notes

We refer to the $300 million senior notes due December 15, 2017 (the "2017 Notes") and the $300 million senior notes due December 15, 2019 (the "2019 Notes") collectively as the "senior notes." The 2017 Notes and 2019 Notes bear interest at fixed annual rates of 8.25% and 8.50%, respectively. There is no mandatory redemption or sinking fund payments for the senior notes and interest payments are due semi-annually on June 15 and December 15, beginning on June 15, 2010. Subject to certain limitations, we may redeem the 2017 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2015, or by paying their principal amount thereafter. Similarly, we may redeem the 2019 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2017, or by paying their principal amount thereafter.

In connection with the IPO structuring transactions, we distributed $309.7 million of the net proceeds from the offering of the senior notes to RTEA during the fourth quarter of 2009. The remaining net proceeds from the senior notes offering were designated for general corporate purposes.

The senior notes are jointly and severally guaranteed by all of our existing and future restricted subsidiaries that guarantee our debt under our credit facility. See "—Senior Secured Revolving Credit Facility" below. Substantially all of our consolidated subsidiaries, excluding Decker Coal Company, are considered to be restricted subsidiaries and guarantee the senior notes.

The indenture governing the senior notes, among other things, limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions or other payments from restricted subsidiaries; enter into transactions with affiliates; and consolidate, merge or transfer all or substantially all of their assets and the assets of their restricted subsidiaries on a combined basis.

Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of our notes could require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Secured Revolving Credit Facility

On June 3, 2011, CPE Resources entered into the Amended Credit Agreement. The Amended Credit Agreement establishes a commitment to provide us with a $500 million senior secured revolving credit facility, which can be used to borrow funds or issue letters of credit. Subject to the satisfaction of certain conditions, we may elect to increase the size of the revolving credit facility and/or request the addition of one or more new tranches of term loans in a combined amount of up to $200 million. Our obligations under the credit facility are secured by substantially all of CPE Resources's assets and substantially all of the assets of certain of CPE Resources's subsidiaries, subject to certain permitted liens and customary exceptions for similar coal financings. Our obligations under the credit facility are also supported by a guarantee by CPE Resources's domestic restricted subsidiaries. The credit facility matures on June 3, 2016. As of December 31, 2011, letters of credit totaling $10.5 million and no cash borrowings were outstanding under the credit facility. The letters of credit are used as collateral to secure our obligations to reclaim lands used for mining. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

The Amended Credit Agreement replaced our previous $400 million revolving credit facility agreement dated November 25, 2009. There were no borrowings outstanding under the previous credit facility at the time of replacement or at December 31, 2010. At the time of refinancing, we recorded a charge of $1.0 million to write off certain deferred financing costs as certain banks of the syndicate changed and recorded $2.2 million of new deferred financing costs. The aggregate deferred financing costs are being amortized on a straight-line basis to interest expense over the five-year term of the Amended Credit Agreement.

Loans under the credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus an applicable margin of between 1.75% and 2.50%, depending on CPE Resources's leverage ratio. We will pay the lenders a commitment fee between 0.25% and 0.50% per year, depending on CPE Resources's leverage ratio, on the unused amount of the credit facility. Letters of credit issued under the credit facility, unless drawn upon, will incur a per annum fee from the date at which they are issued between 1.75% and 2.50% (2.50% at December 31, 2011) depending on CPE Resources's leverage ratio. Letters of credit that are drawn upon are converted to loans. In addition, in connection with the issuance of a letter of credit, we are required to pay the issuing bank a fronting fee of 0.25% per annum.

The Amended Credit Agreement contains financial covenants based on EBITDA (which is defined in the Amended Credit Agreement, and is not the same as EBITDA or Adjusted EBITDA otherwise presented) requiring us to maintain defined minimum levels of interest coverage and providing for a limitation on our leverage ratio. Specifically, the Amended Credit Agreement requires us to maintain (a) a ratio of EBITDA to consolidated net cash interest expense equal to or greater than (i) 2.50 to 1 through June 30, 2013 and (ii) 2.75 to 1 from July 1, 2013 to maturity, and (b) a ratio of funded debt to EBITDA equal to or less than (i) 3.75 to 1 through June 30, 2013 and (ii) 3.50 to 1 from July 1, 2013 to maturity. Our federal coal lease obligations are not considered debt under our covenant calculations.

The Amended Credit Agreement also requires us to comply with non-financial covenants that restrict certain corporate activities. These covenants include restrictions on our ability to incur additional debt and pay dividends, among other restrictive covenants. The Amended Credit Agreement also contains customary events of default with customary grace periods and thresholds. Our ability to access the available funds under the credit facility may be prohibited in the event that we do not comply with the covenant requirements or if we default on our obligations under the Amended Credit Agreement. At December 31, 2011, we were in compliance with the covenants contained in our Amended Credit Agreement.

Under the Amended Credit Agreement, the subsidiaries of CPE Inc. are permitted to make distributions to CPE Inc. to enable it to pay federal, state and local income and certain other taxes it incurs that are attributable to the business and operations of its subsidiaries and to enable CPE Inc. to pay amounts it owes to Rio Tinto under the Tax Receivable Agreement. In addition, as long as no default under the Amended Credit Agreement exists, the subsidiaries of CPE Inc. also may make annual distributions to CPE Inc. to fund dividends or repurchases of CPE Inc.'s stock and additional distributions in accordance with certain distribution limits in the Amended Credit Agreement. Finally, the subsidiaries of CPE Inc. may make loans to CPE Inc. subject to certain limitations in the Amended Credit Agreement.

Federal Coal Lease Obligations

Our federal coal lease obligations consist of amounts payable to the BLM under leases, each of which require five equal annual payments. The remaining aggregate annual payments under our existing federal coal leases were as follows as of December 31, 2011 (in millions):

	2012	2013	2014	2015
North Maysdorf (Cordero Rojo mine)	$ 9.6	$ 9.6	$ —	$ —
South Maysdorf (Cordero Rojo mine)	50.2	—	—	—
WAII North (Antelope mine)	59.5	59.5	59.5	59.5
WAII South (Antelope mine)	9.9	9.9	9.9	9.9
Total	$129.2	$79.0	$69.4	$69.4

We recognize imputed interest on federal coal leases based on an estimate of the credit-adjusted, risk-free rates reflecting our estimated credit rating at the inception of the lease. The carrying value reported on our balance sheet of our federal coal lease obligations was $288.3 million as of December 31, 2011. Additional amounts may be incurred should we bid and win additional coal leases in the future.

Off-Balance Sheet Arrangements

In the normal course of business, we are party to a number of arrangements that secure our performance under certain legal obligations. These arrangements include letters of credit and surety bonds. We use these arrangements primarily to comply with federal and state laws that require us to secure the performance of certain long-term obligations, such as mine closure or reclamation costs, coal lease obligations, state workers' compensation, and federal black lung liabilities. These arrangements are typically renewable annually. Liabilities related to these arrangements are not reflected in our consolidated balance sheets.

As of December 31, 2011, we used surety bonds and letters of credit to secure outstanding obligations as follows (in millions):

	Surety Bonds	Letters of Credit	Total
Reclamation obligations(1)	$536.8	$10.5	$547.3
Lease obligations(2)	30.8	—	30.8
Other obligations(3)	0.5	—	0.5
Total off-balance sheet obligations	$568.1	$10.5	$578.6
Collateralized by:			
Restricted cash(1)(4)	$ 71.2	$ —	$ 71.2

(1) Reclamation obligations include amounts to secure performance related to our outstanding obligations to reclaim areas disturbed by our mining activities and are a requirement under our state mining permits. The $71.2 million of restricted cash collateralizes our 50% share of surety bonds that secure Decker's reclamation obligations.

(2) Lease obligations include amounts generally required as a condition to state or federal coal leases; the amounts vary and are mandated by the governing agency.

(3) Other obligations include amounts required for exploration permits, water well construction and monitoring, exporting, and other miscellaneous items as mandated by applicable governing agencies.

(4) We are required to collateralize some of our surety bonds with cash or letters of credit. We can substitute collateral at our discretion.

Our outstanding surety bonds in respect of our reclamation, lease and other obligations were $568.1 million at December 31, 2011 (including our obligations with respect to the Decker mine) and are required by law. State statutes regulate and determine the calculation of the amounts of the bonds that we are required to hold. We do not believe that these state-mandated estimates are a true reflection of what our actual reclamation costs will be. Reclamation bond amounts represent an estimate of the near-term reclamation liability that assumes reclamation activities will be performed by a third party during the next one to five years. Because this evaluation is near-term, it is recalculated on a frequent basis, often annually. The basis for calculating bond requirements is substantially different than the requirements that apply to the determination of our ARO liability on our consolidated balance sheet, which is determined in accordance with U.S. GAAP. The state calculates our specific bond requirements considering assumed costs that the state would incur if they were required to complete the reclamation on our behalf. Additionally, where a multi-year bond, such as a three to five-year bond, is put into place, the state regulatory authority requires that the reclamation liability be calculated for the highest cost scenario over that period.

The carrying amount of our reclamation obligations, as determined in accordance with U.S. GAAP, which are reported in our consolidated financial statements as ARO liabilities, was $192.7 million at December 31, 2011, $6.9 million of which is classified as a current liability. We estimate our ARO liabilities based on disturbed acreage to date and the estimated cost of a third party to perform the work. The estimated ARO liabilities are also based on engineering studies and our engineering expertise related to the reclamation requirements. We also assume that reclamation will be completed after the end of the mine life based on our current reclamation area profiles, which may be a different land disturbance assumption than the state requires, as we generally perform reclamation concurrently with our mining activities. Finally, the carrying amount of our ARO liabilities reflects discounting of estimated reclamation costs using credit-adjusted, risk-free rates. For a discussion of the risks relating to our reclamation obligations, see Item 1A "Risk Factors—Risks Related to Our Business and Industry—If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, our costs could be significantly greater than anticipated."

Because we are required by state and federal law to have these bonds or letters of credit in place before mining can commence, or continue, our failure to maintain surety bonds, letters of credit, or other guarantees or security arrangements would materially adversely affect our ability to mine or lease coal. That failure could result from a variety of factors including lack of availability, higher expense or unfavorable market terms, the exercise by third-party surety bond issuers of their right to refuse to renew the surety and restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of any credit facility then in place. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

Contractual Obligations

As of December 31, 2011, we had the following contractual obligations (in millions):

	Total	2012	2013 - 2014	2015 - 2016	2017 and Thereafter
Senior notes(1)	$ 600.0	$ —	$ —	$ —	$600.0
Coal lease obligations(2)	294.9	103.8	123.8	64.0	3.3
Interest related to long-term obligations(3)	415.8	77.5	127.0	106.0	105.3
Operating and capital lease obligations	5.1	0.9	1.4	0.9	1.9
Coal purchase obligations(4)	5.7	5.7	—	—	—
Transportation and supplies(5)	164.8	16.2	49.7	27.2	71.7
Capital expenditure obligations(4)	32.3	8.6	—	—	23.7
Total	$1,518.6	$212.7	$301.9	$198.1	$805.9

(1) CPE Resources issued $600 million aggregate principal amount of senior notes in two tranches due 2017 and 2019. CPE Resources also has entered into a $500 million Amended Credit Agreement, none of which had been drawn as of December 31, 2011. See Note 11 of Notes to Consolidated Financial Statements in Item 8.

(2) Coal lease obligations include our discounted payment obligations under federal coal leases, private coal leases and land purchase notes. See Note 12 of Notes to Consolidated Financial Statements in Item 8.

(3) As of December 31, 2011, we had outstanding commitments for interest related to our senior notes, private coal lease and land purchase notes, and imputed interest for our federal coal lease obligations. See Notes 11 and 12 of Notes to Consolidated Financial Statements in Item 8.

(4) As of December 31, 2011, we had outstanding commitments for coal purchases and capital expenditures which are not included on our consolidated balance sheet. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

(5) As of December 31, 2011, we had outstanding commitments for transportation of $135.1 and commitments for the purchase of supplies to be used in our mining operations of $29.6. See Note 15 of Notes to Consolidated Financial Statements in Item 8.

This table does not include our estimated AROs. As discussed in "Critical Accounting Policies and Estimates—Asset Retirement Obligations" below, the current and noncurrent carrying amount of our AROs involves a number of estimates, including the amount and timing of the payments to satisfy these obligations. The timing of payments is based on numerous factors, including projected mine closing dates. Based on our assumptions, the carrying amount of our AROs (excluding concurrent reclamation and amounts due in the current period) as determined in accordance with U.S. GAAP is $192.7 million as of December 31, 2011. See Note 13 of Notes to Consolidated Financial Statements in Item 8.

This table does not include our contractual obligations related to an agreement we entered into in April 2008 to purchase land adjacent to our Antelope mine, whereby the seller may require us to pay a purchase price of up to $23.7 million, which will close between April 2013 and April 2018.

This table does not include payments that we expect to make under the Tax Receivable Agreement. We have recognized a $170.6 million liability for our estimated payments to RTEA under the Tax Receivable Agreement, of which $19.1 million and $151.5 million is classified as current and noncurrent, respectively, as of December 31, 2011. The estimated liability is based on forecasts of future taxable income over the anticipated life of our mining operations and reclamation activities, assuming no additional coal reserves are acquired. The assumptions used in our forecasts are subject to substantial uncertainty about our future business operations and the actual payments that we are required to make under the Tax Receivable Agreement could differ materially from our estimates. Based on our estimates as of December 31, 2011, we expect to make payments of $19.1 million in 2012, payments averaging approximately $19 million each year during 2013 to 2016 and additional payments in subsequent years. See Item 1A "Risk Factors—Other Risks Related to Our Corporate Structure and Common Stock—We are required to pay RTEA for most of the tax benefits we may claim as a result of the tax basis step-up we received in connection with the IPO, related IPO structuring transactions and Secondary Offering. In certain cases, payments to RTEA may be accelerated or exceed our actual cash tax savings. These provisions may deter a change in control of our company."

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements and related disclosures in accordance with accounting principles generally accepted in the U.S. requires us to make judgments, estimates, and assumptions that affect the reported amounts of assets, liabilities, and revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our judgments, estimates, and assumptions on historical information and other known factors that we deem relevant. Estimates are inherently subjective, as significant management judgment is required regarding the assumptions utilized to calculate accounting estimates in our consolidated financial statements, including the notes thereto. Actual results could differ materially from the amounts reported based on variability in factors affecting these consolidated financial statements. Our significant accounting policies are described in Note 3 of Notes to Consolidated Financial Statements in Item 8. This section describes those accounting policies and estimates that we believe are critical to understanding our consolidated financial statements.

Revenue Recognition

We recognize revenue from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, title has transferred to the customer and collection of the sales price is reasonably assured. Some coal supply agreements provide for price adjustments based on variations in quality characteristics of the coal shipped. In certain cases, a customer's analysis of the coal quality is binding and the results of the analysis are received on a delayed basis. In these cases, we estimate the amount of the quality adjustment and adjust the estimate to actual when the information is provided by the customer. Historically, such adjustments have not been material.

Asset Retirement Obligations

Our AROs arise from the Surface Mining Control and Reclamation Act ("SMCRA") and similar state statutes. These regulations require that we, upon closure of a mine, restore the mine property in accordance with an approved reclamation plan issued in conjunction with our mining permit. Our AROs are recorded initially using estimates of future third-party costs.

To determine our AROs, we calculate on a mine-by-mine basis the present value of estimated future reclamation cash flows based upon each mine's permit requirements, estimates of the current disturbed acreage subject to reclamation, which is based upon approved mining plans, estimates of future reclamation costs, and assumptions regarding the mine's productivity, which are based on engineering estimates that include estimates of volumes of earth and topsoil to be moved, the purchase and use of particular pieces of large mining equipment to move the earth, and the operating costs for those pieces of equipment. These cash flow estimates are discounted at credit-adjusted, risk-free rates to arrive at a present value of estimated future reclamation costs. Upon initial recognition of the liability, a corresponding amount is capitalized as part of the carrying value of the related long-lived asset.

The amount recorded as an ARO for a mine may change as a result of mining permit changes granted by mining regulators, changes in the timing of mining activities and the mine's productivity from original estimates and changes in the estimated costs or the timing of reclamation activities. We periodically update estimates of cash expenditures to meet each mine's reclamation requirements and we adjust the ARO in accordance with U.S. GAAP, which generally requires a measurement of the present value of any change in estimated reclamation costs using credit-adjusted, risk-free rates. If a reduction of the asset retirement obligation exceeds the carrying amount of the related asset retirement cost, the adjustment is recorded as a reduction of depletion expense. Annually, we analyze AROs on a mine-by-mine basis and, if necessary, adjust the balance to take into account any changes in estimates. In addition, on an interim basis, we may update the liability based on significant changes to the life of mine.

Federal Coal Leases

Upon the award date of federal coal leases pursuant to which payments are required to be paid in equal annual installments, we recognize an asset for the related mineral rights in property, plant, and equipment and a corresponding liability for our future payment obligations in liabilities. The amount recognized as an asset is the sum of the initial installment due at the effective date of the lease and the amount recognized in liabilities, which reflects the present value of the remaining installments. We determine the present value of the remaining installments using an estimate of the credit-adjusted, risk-free rates that reflects our credit rating. Interest is recognized over the term of the lease based on the imputed interest rate that was used to determine the initial liabilities amount on the effective date. Such interest may be capitalized while activities are in progress to prepare the acquired coal reserves for mining. The mineral rights asset recorded at the effective date is eventually recognized in depreciation and depletion expense using the units-of-production method over the period the related coal reserves are mined.

Income Taxes and Tax Agreement Liability

Periodically, we evaluate the realizability of our deferred tax assets and adjust the related valuation allowance to reflect our updated estimate of the tax benefits that are more likely than not to be realized. Our evaluation is based on our consideration of CPE Resources's historical operations, the effects of the structuring and financing transactions completed in connection with the IPO and Secondary Offering, updated forecasts of taxable income over the remaining lives of our mines, the availability of tax planning strategies and other factors. If future taxable income differs from our estimates or if expected tax planning strategies are not available as anticipated, adjustments to the valuation allowance may be needed.

We have recognized a tax agreement liability reflecting our estimate of the undiscounted amounts that we expect to pay to RTEA under this agreement. Periodically, we adjust the liability based on an updated estimate of the amounts that we expect to pay, using assumptions consistent with those used in our concurrent estimate of the deferred tax asset valuation allowance. These periodic adjustments to the tax agreement liability are reflected in our consolidated pretax income, and may also result in corresponding adjustments to our income tax expense and deferred income tax accounts. Increases in our estimates of future taxable income through, for example, acquisitions of additional coal leases increase the likelihood of our future profitability, and therefore, are likely to increase our tax agreement liability and related deferred tax asset in the future. Although our periodic adjustments to the deferred tax asset valuation allowance and tax agreement liability are based on consistent assumptions, the calculations required to determine these estimates differ in certain respects and the related adjustments will not have offsetting or proportionate effects on our earnings. In addition, our estimates reflect assumptions about future events that are inherently uncertain. Accordingly, our periodic adjustments to the deferred tax asset valuation allowance and the tax agreement liability may have material and unpredictable effects on our consolidated financial statements.

Seasonality

Our business has historically experienced only limited variability in results due to the effect of seasons. Demand for coal-fired power can increase due to unusually hot or cold weather, as power consumers use more air conditioning or heating. Conversely, mild weather can result in softer demand for our coal. Adverse weather conditions, such as blizzards or floods, can impact our ability to mine and ship our coal, and our customers' ability to take delivery of coal.

Global Climate Change

Enactment of laws or passage of regulations regarding emissions from the combustion of coal by the U.S. or some of its states or by other countries, or other actions to limit such emissions, could result in electricity generators switching from coal to other fuel sources. Additionally, the creation and issuance of subsidies designed to encourage use of alternative energy sources could decrease the demand of coal as an energy source. The potential financial impact on us of future laws, regulations, or subsidies will depend upon the degree to which electricity generators diminish their reliance on coal as a fuel source as a result of the laws, regulations or subsidies. That, in turn, will depend on a number of factors, including the appeal and design of the subsidies being offered, the specific requirements imposed by any such laws or regulations such as mandating use by utilities of renewable fuel sources, the time periods over which those laws or regulations would be phased in and the state of commercial development and deployment of carbon capture and storage technologies. In view of the significant uncertainty surrounding each of these factors, it is not possible for us to reasonably predict the impact that any such laws or regulations may have on our results of operations, financial condition or cash flows. See Item 1 "Business—Environmental and Other Regulatory Matters—Global Climate Change" and Item 1A "Risk Factors" for additional discussion regarding how climate change and other environmental regulatory matters impact our business.

Newly Adopted Accounting Standards and Recently Issued Accounting Pronouncements

See Note 3 of Notes to Consolidated Financial Statements in Item 8 for a discussion of newly adopted accounting standards and recently issued accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

We define market risk as the risk of economic loss as a consequence of the adverse movement of market rates and prices. We believe our principal market risks are commodity price risk, interest rate risk and credit risk.

Commodity Price Risk

Market risk includes the potential for changes in the market value of our coal portfolio. Due to the lack of quoted market prices and the long-term nature of our forward sales position, we have not quantified the market risk related to our coal supply agreements. Historically, we have principally managed the commodity price risk for our coal contract portfolio through the use of long-term coal supply agreements of varying terms and durations. As of December 31, 2011, we had contracted to sell approximately 94 million tons during 2012, of which 88 million tons are under fixed-price contracts. A $1 change to the average coal sales price per ton for these 6 million unpriced tons would result in an approximate $6 million change to the coal sales revenue. In addition, during 2011, we entered into certain derivative financial instruments to help manage our exposure to variability in future international coal prices. As of December 31, 2011, these derivative financial instruments consisted of contracts for approximately 215,000 and 322,000 tons which will settle in 2012 and 2013, respectively.

We also face price risk involving other commodities used in our production process, primarily diesel fuel. Based on our projections of our usage of diesel fuel for the next 12 months, and assuming that the average cost of diesel fuel increases by 10%, we would incur additional fuel costs of approximately $10 million over the next twelve months. Historically, we have not hedged commodities such as diesel fuel. We may enter into hedging arrangements with respect to these commodities in the future.

Interest Rate Risk

Our Amended Credit Agreement is subject to an adjustable interest rate. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Secured Revolving Credit Facility." We had no outstanding borrowings under our credit facility as of December 31, 2011. If we borrow funds under the revolving credit facility, we may be subject to increased sensitivity to interest rate movements. Any future debt arrangements that we enter into may also have adjustable interest rates that may increase our sensitivity to interest rate movements.

Credit Risk

We are exposed to credit loss in the event of non-performance by our counterparties, which may include end-use customers, trading houses, brokers, and financial institutions that serve as counterparties to our derivative financial instruments and hold our investments. We attempt to manage this exposure by entering into agreements with counterparties that meet our credit standards and that are expected to fully satisfy their obligations under the contracts.

When appropriate (as determined by our credit management function), we have taken steps to reduce our credit exposure to customers that do not meet our credit standards or whose credit has deteriorated. These steps include obtaining letters of credit and requiring prepayments for shipments.

Item 8. ***Financial Statements and Supplementary Data.***

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Cloud Peak Energy Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, equity and cash flows present fairly, in all material respects, the financial position of Cloud Peak Energy Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2011 and 2010). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
February 16, 2012

Report of Independent Registered Public Accounting Firm

To the Member of Cloud Peak Energy Resources LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, members' equity and cash flows present fairly, in all material respects, the financial position of Cloud Peak Energy Resources LLC and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Denver, Colorado
February 16, 2012

CLOUD PEAK ENERGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2011	2010	2009
Revenues	$1,553,661	$1,370,761	$1,398,200
Costs and expenses			
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	1,151,117	978,914	933,489
Depreciation and depletion	87,127	100,023	97,869
Amortization	—	3,197	28,719
Accretion	12,469	12,499	12,587
Selling, general and administrative expenses	52,480	63,594	69,835
Asset impairment charges	—	659	698
Total costs and expenses	1,303,193	1,158,886	1,143,197
Operating income	250,468	211,875	255,003
Other income (expense)			
Interest income	592	565	320
Interest expense	(33,866)	(46,938)	(5,992)
Tax agreement expense	(19,854)	(19,669)	—
Other, net	2,105	157	9
Total other expense	(51,023)	(65,885)	(5,663)
Income from continuing operations before income tax provision and earnings from unconsolidated affiliates	199,445	145,990	249,340
Income tax (expense) benefit	(11,449)	(31,982)	(68,249)
Earnings from unconsolidated affiliates, net of tax	1,801	3,189	1,381
Income from continuing operations	189,797	117,197	182,472
Income from discontinued operations, net of tax	—	—	211,078
Net income	189,797	117,197	393,550
Less: Net income attributable to noncontrolling interest	—	83,460	11,849
Net income attributable to controlling interest	$ 189,797	$ 33,737	$ 381,701
Amounts attributable to controlling interest common stockholders:			
Income from continuing operations	$ 189,797	$ 33,737	$ 170,623
Income from discontinued operations	—	—	211,078
Net income	$ 189,797	$ 33,737	$ 381,701
Earnings per common share attributable to controlling interest:			
Basic			
Income from continuing operations	$ 3.16	$ 1.06	$ 3.01
Income from discontinued operations	—	—	3.73
Net income	$ 3.16	$ 1.06	$ 6.74
Weighted-average shares outstanding—basic	60,004	31,889	56,617
Diluted			
Income from continuing operations	$ 3.13	$ 1.06	$ 2.97
Income from discontinued operations	—	—	3.52
Net income	$ 3.13	$ 1.06	$ 6.49
Weighted-average shares outstanding—diluted	60,637	31,889	60,000

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 404,240	$ 340,101
Restricted cash	71,245	182,072
Investments in marketable securities	75,228	—
Accounts receivable, net	95,247	65,173
Due from related parties	471	434
Inventories	71,648	64,970
Deferred income taxes	37,528	21,552
Other assets	15,294	17,449
Total current assets	770,901	691,751
Noncurrent assets		
Property, plant and equipment, net	1,350,135	1,008,337
Goodwill	35,634	35,634
Deferred income taxes	132,828	140,985
Other assets	29,821	38,400
Total assets	$2,319,319	$1,915,107
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 71,427	$ 81,975
Royalties and production taxes	136,072	127,038
Accrued expenses	65,928	51,197
Current portion of tax agreement liability	19,113	18,226
Current portion of federal coal lease obligations	102,198	54,630
Other liabilities	4,971	4,880
Total current liabilities	399,709	337,946
Noncurrent liabilities		
Tax agreement liability, net of current portion	151,523	171,885
Senior notes	596,077	595,684
Federal coal lease obligations, net of current portion	186,119	63,659
Asset retirement obligations, net of current portion	192,707	182,170
Other liabilities	42,795	32,564
Total liabilities	1,568,930	1,383,908
Commitments and Contingencies (Note 15)		
Equity		
Common stock ($0.01 par value; 200,000 shares authorized; 60,923 and 60,878 shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively)	609	609
Additional paid-in capital	536,301	502,952
Retained earnings	232,093	42,296
Accumulated other comprehensive loss	(18,614)	(14,658)
Total equity	750,389	531,199
Total liabilities and equity	$2,319,319	$1,915,107

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Former Parent's Equity	Non-controlling Interest	Total
Balances at December 31, 2008	—	$ —	$ —	$ (116)	$ (4,508)	$ 989,790	$ —	$ 985,166
Net income			—	8,575	—	373,126	11,849	393,550
Decker pension adjustments, net of tax			—	—	707	—	1,032	1,739
Retiree medical plan initiation and adjustment, net of tax			—	—	(5,299)	—	(7,741)	(13,040)
Total comprehensive income			—	8,575	(4,592)	373,126	5,140	382,249
Stock compensation			785	—	—	1,180	—	1,965
Cash distribution to former parent			—	—	—	(8,477)	—	(8,477)
Costs incurred by affiliates			—	—	—	8,542	—	8,542
Distribution of Jacobs Ranch mine sale proceeds			—	—	—	(764,122)	—	(764,122)
IPO structuring transactions			46,430	—	1,327	(3,815)	—	43,942
IPO and distribution of proceeds	30,600	306	433,449	—	—	(433,755)	—	—
Proceeds in excess of carrying amounts			(38,694)	—	—	38,694	—	—
Restricted stock issuance	849	8	(8)	—	—	—	—	—
Distribution of senior notes proceeds			—	—	—	(309,704)	—	(309,704)
RTEA deconsolidation			—	—	(2,624)	108,541	—	105,917
Noncontrolling interest			(190,879)	—	3,446	—	187,433	—
Balances at December 31, 2009	31,449	314	251,083	8,459	(6,951)	—	192,573	445,478
Net income			—	33,737	—	—	83,460	117,197
Postemployment benefit adjustment, net of tax			—	—	(1,625)	—	654	(971)
Total comprehensive income			—	33,737	(1,625)	—	84,114	116,226
Adjustment to beginning balance, Tax Receivable Agreement			2,414	—	—	—	—	2,414
Stock compensation			7,234	—	—	—	—	7,234
Restricted stock issuance	29	1	(1)	—	—	—	—	—
Distributions to Rio Tinto			—	—	—	—	(10,203)	(10,203)
Change in ownership allocation			—	100	—	—	(100)	—
Effects of Secondary Offering	29,400	294	242,222	—	(6,082)	—	(266,384)	(29,950)
Balances at December 31, 2010	60,878	609	502,952	42,296	(14,658)	—	—	531,199
Net income			—	189,797	—	—	—	189,797
Postemployment benefit adjustment, net of tax			—	—	(3,956)	—	—	(3,956)
Total comprehensive income			—	189,797	(3,956)	—	—	185,841
Tax impact of Secondary Offering			24,546	—	—	—	—	24,546
Stock compensation			8,803	—	—	—	—	8,803
Restricted stock issuance, net of forfeitures	45	—	—	—	—	—	—	—
Balances at December 31, 2011	60,923	$609	$ 536,301	$232,093	$(18,614)	$ —	$ —	$ 750,389

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities			
Net income	$ 189,797	$ 117,197	$ 393,550
Income or loss from discontinued operations, net of tax	—	—	(211,078)
Depreciation and depletion	87,127	100,023	97,869
Amortization	—	3,197	28,719
Accretion	12,469	12,499	12,587
Asset impairment charges	—	659	698
Earnings from unconsolidated affiliates	(1,801)	(3,189)	(1,381)
Distributions of income from unconsolidated affiliates	5,250	35	4,000
Deferred income taxes	(11,224)	28,503	13,595
Tax agreement expense	19,854	19,669	—
Stock compensation expense	8,796	7,234	1,919
Marked-to-market adjustments	(2,275)	—	—
Other, net	11,506	4,718	750
Changes in operating assets and liabilities:			
Accounts receivable, net	(30,074)	17,636	(3,358)
Inventories	(6,452)	(638)	(7,638)
Due to or from related parties	(37)	7,906	103,414
Other assets	4,436	(10,090)	(1,097)
Accounts payable and accrued expenses	26,327	27,040	28,890
Tax agreement liability	(9,409)	(1,685)	—
Asset retirement obligations	(7,506)	(5,938)	(4,855)
Net cash provided by operating activities from continuing operations	296,784	324,776	456,584
Investing activities			
Purchases of property, plant and equipment	(142,722)	(91,639)	(119,742)
Investments in marketable securities	(75,228)	—	—
Initial payment on federal coal leases	(69,407)	—	—
Return of restricted cash	110,972	116,533	—
Restricted cash deposit	—	(218,425)	(80,180)
Change in cash advances to affiliate	—	—	(217,468)
Other	713	1,511	313
Net cash used in investing activities from continuing operations	(175,672)	(192,020)	(417,077)
Financing activities			
Borrowings on long term debt	—	—	595,284
Principal payments on federal coal leases	(54,630)	(50,768)	(68,583)
Payment of debt issue costs	—	—	(26,585)
Proceeds from issuance of common stock	—	—	433,755
Distributions to former parent	—	(10,203)	(1,516,058)
Other	(2,343)	—	—
Net cash used in financing activities from continuing operations	(56,973)	(60,971)	(582,187)
Net cash provided by (used in) continuing operations	64,139	71,785	(542,680)
Cash flows from discontinued operations			
Net cash from operating activities	—	—	36,029
Net cash from investing activities	—	—	759,032
Net cash provided by (used in) discontinued operations	—	—	795,061
Net increase in cash and cash equivalents	64,139	71,785	252,381
Cash and cash equivalents at beginning of period	340,101	268,316	15,935
Cash and cash equivalents at end of period	$ 404,240	$ 340,101	$ 268,316
Supplemental cash flow disclosures for continuing operations:			
Interest paid	$ 62,792	$ 69,317	$ 17,606
Income taxes paid, net	$ 6,161	$ 9,120	$ 79,089
Supplemental noncash investing and financing activities from continuing operations:			
Obligations to acquire federal coal leases and other mineral rights	$ 224,658	$ —	$ 37,424
Noncash capital contributions from former parent	$ —	$ —	$ 158,400

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended December 31,		
	2011	2010	2009
Revenues	$1,553,661	$1,370,761	$1,398,200
Costs and expenses			
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	1,151,117	978,914	933,489
Depreciation and depletion	87,127	100,023	97,869
Amortization	—	3,197	28,719
Accretion	12,469	12,499	12,587
Selling, general and administrative expenses	52,480	63,546	69,835
Asset impairment charges	—	659	698
Total costs and expenses	1,303,193	1,158,838	1,143,197
Operating income	250,468	211,923	255,003
Other income (expense)			
Interest income	592	565	320
Interest expense	(33,762)	(46,917)	(5,992)
Other, net	2,105	157	9
Total other expense	(31,065)	(46,195)	(5,663)
Income from continuing operations before income tax provision and earnings from unconsolidated affiliates	219,403	165,728	249,340
Income tax (expense) benefit	(19,983)	780	(64,026)
Earnings from unconsolidated affiliates, net of tax	1,801	3,945	1,374
Income from continuing operations	201,221	170,453	186,688
Income from discontinued operations, net of tax	—	—	211,078
Net income	$ 201,221	$ 170,453	$ 397,766

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2011	December 31, 2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 404,240	$ 340,100
Restricted cash	71,245	182,072
Investments in marketable securities	75,228	—
Accounts receivable, net	95,247	65,173
Inventories	71,648	64,970
Deferred income taxes	30,648	15,069
Other assets	14,885	10,743
Total current assets	763,141	678,127
Noncurrent assets		
Property, plant and equipment, net	1,350,135	1,008,337
Goodwill	35,634	35,634
Deferred income taxes	78,280	78,964
Other assets	29,773	38,305
Total assets	$2,256,963	$1,839,367
LIABILITIES AND EQUITY		
Current liabilities		
Accounts payable	$ 71,377	$ 81,842
Royalties and production taxes	136,072	127,038
Accrued expenses	51,799	46,777
Due to related parties	27,420	10,864
Current portion of federal coal lease obligations	102,198	54,630
Other liabilities	4,971	4,880
Total current liabilities	393,837	326,031
Noncurrent liabilities		
Senior notes	596,077	595,684
Federal coal lease obligations, net of current portion	186,119	63,659
Asset retirement obligations, net of current portion	192,707	182,170
Other liabilities	42,795	32,564
Total liabilities	1,411,535	1,200,108
Commitments and Contingencies (Note 15)		
Equity		
Member's equity	864,042	653,917
Accumulated other comprehensive loss	(18,614)	(14,658)
Total member's equity	845,428	639,259
Total liabilities and member's equity	$2,256,963	$1,839,367

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands)

	Accumulated Other Comprehensive Income (Loss)	Managing Member's Equity	Rio Tinto Member's Equity	Total
Balances at December 31, 2008	$ (4,508)	$ —	$ 989,674	$ 985,166
Comprehensive income:				
Net income	—	12,675	385,091	397,766
Decker pension adjustments	2,136	—	—	2,136
Retiree medical plan initiation and adjustment	(16,020)	—	—	(16,020)
Total comprehensive income	(13,884)	12,675	385,091	383,882
Stock compensation	—	—	1,180	1,180
Cash distribution to former parent	—	—	(8,477)	(8,477)
Costs incurred by affiliates	—	—	8,542	8,542
Distribution of Jacobs Ranch mine sale proceeds	—	—	(764,122)	(764,122)
IPO structuring transactions	—	—	(3,815)	(3,815)
Distribution of senior notes proceeds	—	—	(309,704)	(309,704)
RTEA deconsolidation	(2,624)	—	108,541	105,917
Transfer between members	—	204,182	(204,182)	—
Balances at December 31, 2009	(21,016)	216,857	202,728	398,569
Comprehensive income:				
Net income	—	86,993	83,460	170,453
Postemployment benefit adjustment, net of tax	(1,887)	—	—	(1,887)
Total comprehensive income	(1,887)	86,993	83,460	168,566
Adjustment to beginning balance, deferred tax asset	—	980	915	1,895
Distribution	—	(10,926)	(10,203)	(21,129)
Change in ownership allocation	—	99	(99)	—
Establishment of deferred taxes	8,245	83,113	—	91,358
Effects of Secondary Offering	—	276,801	(276,801)	—
Balances at December 31, 2010	(14,658)	653,917	—	639,259
Comprehensive income:				
Net income	—	201,221	—	201,221
Postemployment benefit adjustment, net of tax	(3,956)	—	—	(3,956)
Total comprehensive income	(3,956)	201,221	—	197,265
Tax impact of Secondary Offering	—	9,066	—	9,066
Distribution	—	(162)	—	(162)
Balances at December 31, 2011	$(18,614)	$864,042	$ —	$ 845,428

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY RESOURCES LLC
(SUBSIDIARY OF CLOUD PEAK ENERGY INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities			
Net income	$ 201,221	$ 170,453	$ 397,766
Income or loss from discontinued operations, net of tax	—	—	(211,078)
Depreciation and depletion	87,127	100,023	97,869
Amortization	—	3,197	28,719
Accretion	12,469	12,499	12,587
Asset impairment charges	—	659	698
Earnings from unconsolidated affiliates	(1,801)	(3,945)	(1,381)
Distributions of income from equity investments	5,250	35	4,000
Deferred income taxes	18,778	(780)	9,546
Stock compensation expense	—	—	1,919
Marked-to-market adjustments	(2,275)	—	—
Other, net	11,506	4,717	750
Accounts receivable, net	(30,074)	17,636	(3,358)
Inventories	(6,452)	(638)	(7,638)
Due to or from related parties	(6,858)	19,309	102,524
Other assets	(1,908)	(4,178)	(207)
Accounts payable and accrued expenses	17,470	22,652	28,723
Asset retirement obligations	(7,506)	(5,938)	(4,855)
Net cash provided by operating activities from continuing operations	296,947	335,701	456,584
Investing activities			
Purchases of property, plant and equipment	(142,722)	(91,639)	(119,742)
Initial payment on federal coal leases	(69,407)	—	—
Return of restricted cash	110,972	116,533	—
Restricted cash deposit	—	(218,425)	(80,180)
Change in cash advances to affiliate	—	—	(217,468)
Investment in marketable securities	(75,228)	—	—
Other	713	1,511	313
Net cash used in investing activities from continuing operations	(175,672)	(192,020)	(417,077)
Financing activities			
Borrowings on long term debt	—	—	595,284
Principal payments on federal coal leases	(54,630)	(50,768)	(68,583)
Payment of debt issuance costs	—	—	(26,585)
Member distributions	(162)	(21,129)	(1,082,303)
Other	(2,343)	—	—
Net cash used in financing activities from continuing operations	(57,135)	(71,897)	(582,187)
Net cash provided by (used in) continuing operations	64,140	71,784	(542,680)
Cash flows from discontinued operations			
Net cash from operating activities	—	—	36,029
Net cash from investing activities	—	—	759,032
Net cash provided by discontinued operations	—	—	795,061
Net increase in cash and cash equivalents	64,140	71,784	252,381
Cash and cash equivalents at beginning of period	340,100	268,316	15,935
Cash and cash equivalents at end of period	$ 404,240	$ 340,100	$ 268,316
Supplemental cash flow disclosures for continuing operations:			
Interest paid	$ 62,792	$ 69,317	$ 17,606
Income taxes paid, net	$ —	$ —	$ 79,089
Supplemental noncash investing and financing activities from continuing operations:			
Obligations to acquire federal coal leases and other mineral rights	$ 224,658	$ —	$ 37,424
Noncash capital contributions from former parent	$ —	$ —	$ 158,400

The accompanying notes are an integral part of these consolidated financial statements.

CLOUD PEAK ENERGY INC. AND
CLOUD PEAK ENERGY RESOURCES LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

We are one of the largest producers of coal in the U.S. and in the Powder River Basin ("PRB") based on 2011 coal sales. We operate some of the safest mines in the coal industry. According to Mine Safety and Health Administration ("MSHA") data, in 2011, we had one of the lowest employee all injury incident rates among the largest U.S. coal producing companies. We operate solely in the PRB, the lowest cost region of the major coal producing regions in the U.S., and operate two of the four largest coal mines in the U.S. Our operations include three wholly-owned surface coal mines, two of which, the Antelope mine and the Cordero Rojo mine, are in Wyoming and one of which, the Spring Creek mine, is in Montana. We also own a 50% non-operating interest in a fourth surface coal mine in Montana, the Decker mine. We produce sub-bituminous thermal coal with low sulfur content and sell our coal primarily to domestic and foreign electric utilities.

"Cloud Peak Energy," "we," "us," "our" or the "Company" refer collectively to Cloud Peak Energy Inc. ("CPE Inc."), Cloud Peak Energy Resources LLC ("CPE Resources") and their consolidated subsidiaries. Those terms also include RTEA (defined below) with respect to periods prior to the IPO (defined below), when RTEA was the parent company of CPE Resources and its subsidiaries. Unless separately stated, the notes herein relate to both CPE Inc. and CPE Resources.

CPE Inc. was incorporated in Delaware on July 31, 2008 and had no business operations prior to November 19, 2009, when it acquired its coal business in connection with the initial public offering of its common stock ("IPO"). Prior to its IPO, CPE Inc. was a wholly-owned subsidiary of Rio Tinto America Inc. ("RTA") and was an indirect subsidiary of Rio Tinto plc, one of the largest mining companies in the world ("Rio Tinto"). CPE Inc. used the net proceeds from its IPO to repay a promissory note that was issued on November 19, 2009 in exchange for the managing member interest in CPE Resources from Rio Tinto Energy America Inc. ("RTEA"), a wholly-owned subsidiary of RTA that historically had operated Rio Tinto's western U.S. coal business. CPE Resources was formed as Rio Tinto Sage LLC on August 19, 2008 and was renamed CPE Resources in November 2009. RTEA was formed in March 1993 as Kennecott Coal Company and was renamed Rio Tinto Energy America Inc. in May 2006. Prior to the IPO, RTEA had contributed to CPE Resources substantially all of the assets used in Rio Tinto's western U.S. coal business. As used herein, "Rio Tinto" refers to Rio Tinto plc and Rio Tinto Limited and their direct and indirect subsidiaries, including RTEA and RTA.

On December 15, 2010, CPE Inc. priced a secondary offering of its common stock on behalf of Rio Tinto. In connection with the secondary offering, CPE Inc. exchanged shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the secondary offering on behalf of Rio Tinto (the "Secondary Offering"), resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc., and Rio Tinto no longer holds an interest in CPE Resources.

2. Basis of Presentation

CPE Inc. conducts all of its business through CPE Resources and its subsidiaries. CPE Inc.'s consolidated financial statements are substantially identical to CPE Resources's financial statements, with the following exceptions:

- Tax Receivable Agreement (see Note 10) and deferred tax assets relating thereto (see Note 16)
- Equity-based compensation (see Note 17)

2. Basis of Presentation (Continued)

- Noncontrolling interest (see Note 18)
- Earnings per share (see Note 19)
- Parent company only financial information (see Note 22)
- Supplemental guarantor information (see Note 24)

Principles of Consolidation

Our consolidated financial statements present the financial position, results of operations and cash flows of our business, which was controlled by Rio Tinto, through RTEA, prior to the IPO and by CPE Inc. thereafter. For dates and periods prior to the IPO, our consolidated financial statements present RTEA as the parent company (the "former parent") and reflect allocations of certain costs incurred by other Rio Tinto affiliates. For dates and periods following the IPO but preceding the Secondary Offering, our consolidated financial statements present CPE Inc. as the parent company and present Rio Tinto's remaining interest in CPE Resources as a noncontrolling interest. Dates and periods following the Secondary Offering present CPE Inc. as the sole owner in CPE Resources.

We consolidate the accounts of entities in which we have a controlling financial interest under the voting control model and consolidate the accounts of variable interest entities for which we are the primary beneficiary. We account for our 50% non-operating interest in Decker Coal Company ("Decker") using the proportionate consolidation method, whereby our share of Decker's assets, liabilities, revenues and expenses are included in our consolidated financial statements. Investments in other entities that we do not control but have the ability to exercise significant influence over the investee's operating and financial policies, are accounted for under the equity method. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Due to the tabular presentation of rounded amounts, certain tables reflect insignificant rounding differences.

Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering

Initial Public Offering, Related IPO Structuring Transactions

In anticipation of an IPO or divestment transaction, substantially all assets used in Rio Tinto's western U.S. coal business were transferred to CPE Resources during 2008 and 2009, including Cloud Peak Energy Services Company (formerly known as Rio Tinto Energy America Services Company) ("CPESC"), which employs personnel who operate the business of CPE Resources. On November 17, 2009, CPE Resources declared a cash distribution to RTEA in anticipation of its senior notes offering (see Note 11). CPE Resources made payments to RTEA totaling $309.7 million pursuant to this declaration and a related working capital adjustment prior to December 31, 2009. These distributions were charged to former parent's equity. On November 19, 2009, CPE Inc. completed the initial public offering of its common stock. The IPO resulted in the issuance of 30,600,000 shares at an offering price of $15.00 per share and generated net proceeds of $433.8 million, after deducting offering costs of $25.2 million. CPE Inc. used the net proceeds to repay a promissory note that was issued to acquire

2. Basis of Presentation (Continued)

from RTEA 30,600,000 common membership units in CPE Resources, representing 51.0% of the 60,000,000 common membership units outstanding as of November 19, 2009. RTEA and a Rio Tinto affiliate retained the remaining 49.0% interest in CPE Resources. The CPE Resources limited liability company agreement was amended in connection with the IPO to designate CPE Inc. as the managing member of CPE Resources. As amended, the limited liability company agreement provided for CPE Inc., as managing member, to control the activities of CPE Resources.

In connection with the IPO, CPE Inc., CPE Resources, RTEA and other Rio Tinto affiliates entered into transactions pursuant to several agreements that affected certain existing obligations of the respective parties and required adjustments to certain assets and liabilities of CPE Resources. These transactions were arranged while the parties were under common control by Rio Tinto and, accordingly, were accounted for as equity transactions, resulting in a $3.8 million charge to former parent's equity.

Following the IPO, CPE Inc. recognized deferred tax assets totaling $105.3 million based on the excess of the increased tax basis over the related carrying amount of the interest for financial reporting, which did not change as a result of the IPO structuring transactions. In addition, CPE Inc. and RTEA entered into a Tax Receivable Agreement, pursuant to which CPE Inc. generally is required to pay to RTEA 85% of the income tax savings that it realizes in the future from the increase in tax basis. See "Tax Receivable Agreement" in Note 10. CPE Inc. recognized an initial $54.5 million undiscounted liability for the amounts it expected to pay RTEA under this agreement. The increase in tax basis and the obligation pursuant to the Tax Receivable Agreement were arranged while CPE Inc. and RTEA were under common control by Rio Tinto. Accordingly, the $50.8 million net effect of these transactions was recognized in equity, including $4.4 million related to unrecognized pension and postretirement benefit costs, which were credited to several components of accumulated other comprehensive income, and the remainder of $46.4 million, which was credited to additional paid-in capital.

CPE Inc. and RTEA were under common control by Rio Tinto at the time CPE Inc. acquired the controlling interest in CPE Resources from RTEA. In accordance with U.S. GAAP, we did not adjust the carrying amounts of the assets and liabilities of CPE Resources as a result of this transfer. The $433.8 million net proceeds from the IPO are reported in the consolidated statement of equity as increases in common stock and additional paid-in capital, and the corresponding payment to RTEA to repay a promissory note that was issued to acquire the controlling interest in CPE Resources is reported as a distribution in former parent's equity. These reported amounts exceed the carrying amount of the transferred interest in the underlying net assets of CPE Resources on the date of transfer by $38.7 million. Accordingly, the consolidated statement of equity reflects offsetting adjustments of $38.7 million to additional paid-in capital and former parent's equity to reduce the reported IPO proceeds and distribution amounts to reflect the carrying amounts of the underlying net assets of CPE Resources.

As a result of CPE Inc.'s acquisition of the controlling interest in CPE Resources from RTEA, effective November 19, 2009, RTEA was no longer our parent company. The consolidated statement of equity includes a $108.5 million increase in former parent's equity to reflect the elimination of RTEA's accounts, consisting primarily of deferred income tax liabilities, accrued royalties and production taxes related to the Jacobs Ranch mine and payables to other Rio Tinto affiliates. In addition, a $2.6 million

2. Basis of Presentation (Continued)

charge to accumulated other comprehensive loss was recorded to reflect the derecognition of certain tax benefits that RTEA previously had recognized in other comprehensive income.

Secondary Offering

On December 15, 2010, CPE Inc. priced the Secondary Offering of 29,400,000 shares of its common stock on behalf of Rio Tinto. In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc., and Rio Tinto no longer holds any interest in CPE Resources. The elimination of Rio Tinto as a member resulted in the elimination of noncontrolling interest as of December 31, 2010. The statement of operations for the year ended December 31, 2010 presents the portion of income attributable to the noncontrolling interest through the date of the Secondary Offering and no income is attributable to the noncontrolling interest after the Secondary Offering. The Secondary Offering also resulted in an increase to the undiscounted future liability under the Tax Receivable Agreement of $123.6 million and an increase to our deferred income taxes net of valuation allowance of $93.6 million. See Note 10 for more information on the Tax Receivable Agreement.

Variable Interest Entities

A variable interest entity ("VIE") generally is an entity that is designed to have one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) as a group, the holders of equity at risk do not have all the characteristics of a controlling financial interest in the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. A VIE is required to be consolidated in the financial statements of the entity that is determined to hold a controlling financial interest in the VIE. A controlling financial interest is defined as the power to direct the activities of a VIE that most significantly influence the VIE's economic performance and the obligation to absorb the losses of or receive the benefits from the VIE that could potentially be significant to the VIE.

Prior to the IPO, RTEA was the primary beneficiary of CPESC, which was an indirect wholly-owned subsidiary of RTA. We determined that CPESC was a VIE, primarily because substantially all of CPESC's activities were conducted on behalf of RTEA. We determined that RTEA was the primary beneficiary of CPESC, because RTEA was the Rio Tinto affiliate that was most closely associated with CPESC. As a result, RTEA included CPESC in its consolidated financial statements prior to the IPO. In connection with the IPO structuring transactions, RTA contributed CPESC to CPE Resources and we consolidated CPESC based on voting control. Subsequent to the Secondary Offering, CPESC is consolidated as a wholly-owned subsidiary.

Pre-IPO Expense Allocations

For periods prior to the IPO, our consolidated financial statements include allocations of certain general and administrative expenses incurred by RTA and other Rio Tinto affiliates. RTA provided

2. Basis of Presentation (Continued)

various services and other support to us, including tax, treasury, corporate secretary, legal, procurement, information systems and technology, human resources, accounting and insurance/risk management in the ordinary course of business. RTA charged us for such services on a unit cost or cost allocation basis, such as per invoice processed, proportion of information technology users, share of time or based on a combination of factors, including revenue, operating expenses and head count. Our consolidated financial statements for periods prior to the IPO also reflect allocations of Rio Tinto's headquarters costs, including costs for technology and innovation, corporate governance, community and external relations, investor relations, human resources and Rio Tinto's Energy and Minerals product group. The allocations were based on a percentage of operating expenses or revenue. We believe that the allocation methodologies reflected in these consolidated financial statements, as described above, were reasonable; however, the allocated expenses are not necessarily indicative of the expenses that would have been incurred if we had been a separate, independent entity.

Our consolidated statements of operations include allocations of general and administrative expenses incurred by RTA and other Rio Tinto affiliates totaling $20.7 million for the year ended December 31, 2009, of which $15.8 million was included in selling, general and administrative expenses. The remaining $4.9 million was included in cost of product sold. Also included in selling, general and administrative expenses are costs incurred as a result of actions to divest RTEA, either through a trade sale or an initial public offering, of $18.3 million.

3. Critical and Significant Accounting Policies

Use of Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates in these consolidated financial statements include allowances for inventory obsolescence, the calculation of mineral reserves, equity-based compensation expense, workers' compensation claims, reserves for contingencies and litigation, useful lives of long-lived assets, postretirement employee benefit obligations, assumptions about the amount and timing of future cash flows and related discount rates used in determining asset retirement obligations ("AROs")and in testing long-lived assets and goodwill for impairment, the recognition and measurement of income tax benefits and related deferred tax asset valuation allowances, assumptions about the timing of future cash flows used in determining the tax agreement liability, and the fair value of financial instruments. Actual results could differ materially from those estimates.

Critical Accounting Policies

We consider certain accounting policies to be critical, as their application requires management's judgment about the effects of matters that are inherently uncertain. Following is a discussion of the accounting policies we consider critical to our consolidated financial statements.

3. Critical and Significant Accounting Policies (Continued)

Revenue Recognition

We recognize revenue from a sale when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, title has transferred to the customer and collection of the sales price is reasonably assured.

Coal sales revenues include sales to customers of coal produced at our facilities and coal purchased from other companies. Coal sales are made to our customers under the terms of coal supply agreements, most of which have a term greater than one year. Under the typical terms of these coal supply agreements, title and risk of loss transfer to the customer at the time the coal is shipped, which is the point at which revenue is recognized. Certain contracts provide for title and risk of loss transfer at the point of destination, in which case revenue is recognized when it arrives at its destination.

Coal sales contracts typically contain coal quality specifications. With coal quality specifications in place, the raw coal sold by us to the customer at the delivery point must be substantially free of magnetic material and other foreign material impurities, and crushed to a maximum size as set forth in the respective coal sales contract. Prior to billing the customer, price adjustments are made based on quality standards that are specified in the coal sales contract, such as British thermal unit factor, moisture, ash, and sodium content and can result in either increases or decreases in the value of the coal shipped.

Transportation costs are included in cost of product sold, and amounts we bill to our customers for transportation are included in revenues.

Asset Retirement Obligations and Remediation Costs

We recognize liabilities for AROs where we have legal obligations associated with the retirement of long-lived assets. We recognize AROs at the time the obligations are incurred. Our AROs generally are incurred when a mine site is disturbed by mining activities and as the extent of disturbance increases. AROs reflect costs associated with legally required mine reclamation and closure activities, including earthwork, vegetation, and demolition and are estimated based upon detailed engineering calculations of the amount and timing of the future cash spending for a third party to perform the required work. Spending estimates are adjusted for estimated inflation and discounted at credit-adjusted, risk-free rates to arrive at a present value of estimated future reclamation costs. The ARO amount is capitalized as part of the related mining property upon initial recognition and is included in depreciation and depletion expense using the units-of-production method based on proven and probable reserves. As changes in estimates occur (such as changes in estimated costs or timing of reclamation activities resulting from mine plan revisions or new LBAs), the ARO liability and related asset are adjusted to reflect the updated estimates. Increases in ARO liabilities resulting from the passage of time are recognized as accretion expense. Other costs related to environmental remediation are charged to expense as incurred. If a reduction of the ARO exceeds the carrying amount of the related asset retirement cost, the adjustment is recorded as a reduction of depletion expense.

Coal Reserves, Mineral Rights, and Federal Coal Leases

We state our coal reserves at cost, less accumulated depletion. We compute depletion of coal reserves and mineral rights using the units-of-production method based on proven and probable

3. Critical and Significant Accounting Policies (Continued)

reserves. Coal reserves and mineral rights are included in land, improvements and mineral rights in property, plant and equipment, net.

Upon the award date of federal coal leases, pursuant to which payments are required to be paid in equal annual installments, we recognize an asset for the related mineral rights in property, plant and equipment and a corresponding liability for our future payment obligations in current and non-current liabilities. The amount recognized as an asset is the sum of the initial installment due at the effective date of the lease and the amount recognized in current and non-current liabilities, which reflects the present value of the remaining installments. We determine the present value of the remaining installments using an estimate of the credit-adjusted, risk-free rates that reflects our credit rating. Interest is recognized over the term of the lease based on the imputed interest rate that was used to determine the initial current and non-current liabilities amount on the effective date. Such interest may be capitalized while activities are in progress to prepare the acquired coal reserves for mining.

Income Taxes

We account for income taxes using a balance sheet approach in accordance with U.S. GAAP. Deferred income taxes are provided for temporary differences arising from differences between the financial statement and tax basis of assets and liabilities existing at each balance sheet date using enacted tax rates expected to be in effect when the related taxes are expected to be paid or recovered. A valuation allowance is established if it is more likely than not that a deferred tax asset will not be realized. In determining the appropriate valuation allowance, we consider projected realization of tax benefits based on expected levels of future taxable income, available tax planning strategies, and our overall deferred tax position. We recognize the benefit of uncertain tax positions at the greatest amount that is determined to be more likely than not of being realized. Interest and penalties related to income tax matters are included in income tax expense in the consolidated statements of operations.

Tax Agreement Liability

In connection with the IPO structuring transactions and Secondary Offering (see Note 2), we recognized a liability for the estimated, undiscounted amounts that we expect to pay RTEA in future years pursuant to the Tax Receivable Agreement, which we generally refer to as the tax agreement liability. The actual amounts payable under this agreement are determined and paid annually, after CPE Inc. has filed its income tax returns for the prior year. The annual payments are determined based on the difference between (i) CPE Inc.'s actual income tax liability for the prior year, which reflects the effects of the increase in tax basis that resulted from its acquisition of interests in CPE Resources, and (ii) a hypothetical calculation of CPE Inc.'s tax liability that assumes no such increase in tax basis. The required annual payments are equal to 85% of the tax savings actually realized as a result of the tax basis increase. Our estimate of the tax agreement liability is based on forecasts of our future income tax payments, with and without the tax basis increase, over the anticipated life of our mining operations and reclamation activities, assuming no additional coal reserves are acquired. The assumptions used in our forecasts are consistent with assumptions used in determining the valuation allowance for our deferred tax assets and in other contemporaneous accounting measurements, such as our annual test of goodwill impairment. We revise our estimated tax agreement liability annually in conjunction with our annual life-of-mine planning process, which typically takes place in the third quarter, or more frequently when there are significant changes in circumstances, such as the acquisition of additional

3. Critical and Significant Accounting Policies (Continued)

coal reserves. Future changes in our estimated tax agreement liability will be recognized in other expense in our consolidated statement of operations. See Note 10 for more information about the Tax Agreement Liability.

Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly-liquid investments with an original maturity of three months or less to be cash equivalents. Money market funds that meet all qualifying criteria for a money market fund under the Investment Company Act of 1940 are considered to be cash equivalents.

Restricted Cash

Restricted cash consists of cash and cash equivalents held in accounts that are subject to contractual restrictions on our ability to withdraw funds. We classify restricted cash as a current asset when we have the contractual right and economic ability to withdraw funds from the restricted cash account within one year from the balance sheet date. We may use restricted cash balances to collateralize surety bonds that secure our performance under certain of our reclamation obligations. Our surety bonds permit us to provide cash or letters of credit as collateral. In determining whether we have the ability to withdraw funds from restricted cash accounts, we consider the available capacity under our revolving credit facility, our forecasted cash flows, and other relevant information.

Investments in Marketable Securities

Investments in marketable securities consist of highly-liquid, investment grade or better, instruments. Investments in marketable securities are recognized on the balance sheet at fair value. Changes in the fair value are recorded in "Other income (expense)" on the consolidated statements of operations each period using marked-to-market accounting.

Allowance for Doubtful Accounts Receivable

We determine an allowance for doubtful accounts based on the aging of accounts receivable, historical experience, and management judgment. We write off accounts receivable against the allowance when we determine a balance is uncollectible and we no longer continue to actively pursue collection of the receivable. Based on our assessment of the above criteria, there was no allowance for doubtful accounts at December 31, 2011 and 2010.

Discontinued Operations

We report items within discontinued operations in the consolidated statements of operations when the operations and cash flows of a particular component (defined as operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity) have been eliminated from our ongoing operations as a result of a disposal transaction, and we will no longer have any significant continuing involvement in the operations of that component. See Note 4 for additional information about discontinued operations.

3. Critical and Significant Accounting Policies (Continued)

Inventories, Net

Materials and Supplies

We state materials and supplies at average cost. We establish allowances for excess or obsolete materials and supplies inventory based on prior experience and estimates of future usage.

Coal Inventory

We state our coal inventory, which consists of coal stockpiles that may be sold in their current condition or may be further processed prior to shipment to a customer, at the lower of cost or net realizable value. Net realizable value represents the estimated future sales price based on spot coal prices and prices under long-term contracts, less the estimated costs to complete production and bring the product to sale. The cost of coal inventory reflects mining costs incurred up to the point of stockpiling the coal and includes labor, supplies, equipment, applicable operating overhead, and depreciation, depletion, and amortization related to mining operations.

Property, Plant and Equipment

Plant and Equipment

We state plant and equipment at cost, less accumulated depreciation. Plant and equipment used in mining operations that are expected to remain in service for the life of the related mine are depreciated using the units-of-production method based on proven and probable reserves. Depreciation of other plant and equipment is computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	5 to 25 years
Machinery and equipment	3 to 20 years
Furniture and fixtures	3 years

Capitalization of Interest

We capitalize interest costs on accumulated expenditures incurred in preparing capital projects for their intended use.

Mine Development Costs

We capitalize costs of developing new mines where proven and probable reserves exist. We amortize mine development costs using the units-of-production method based on proven and probable reserves that are associated with the property being developed. Costs may include construction permits and licenses; mine design; construction of access roads, slopes and main entries; and removing overburden and waste materials to access the coal ore body in a new pit prior to the production phase, which commences when saleable coal, beyond a de minimis amount, is produced. Where multiple pits exist at a mining operation, overburden removal costs are capitalized if such costs are for the development of a new area that is separate and distinct from the existing production phase mines. Overburden removal costs that relate to the enlargement of an existing pit are expensed as incurred. Overburden removal costs incurred during the production phase are included as a cost of inventory to

3. Critical and Significant Accounting Policies (Continued)

be recognized in cost of product sold in the same period as the revenue from the sale of inventory. Additionally, mine development costs include the costs associated with AROs. Mine development costs are included in land, improvements, and mineral rights in property, plant and equipment, net.

Repairs and Maintenance

We capitalize costs associated with major renewals and improvements. Expenditures to replace or completely rebuild major components of major equipment, which are required at predictable intervals to maintain asset life or performance, are capitalized. These major components are capitalized separately from the major equipment and depreciated according to their own estimated useful life, rather than the estimated useful life of the major equipment. All other costs of repairs and maintenance are charged to expense as incurred.

Exploration Costs

We expense all direct costs incurred in identifying new resources and in converting resources to reserves at development and production stage projects. Exploration costs are included in cost of product sold and consisted of the following for the years ended December 31 (in thousands):

	2011	2010	2009
Exploration Costs	$484	$156	$1,237

Impairment

We evaluate the recoverability of our long-lived assets when events or changes in circumstances indicate that the carrying amount of property, plant and equipment may not be recovered over its remaining service life. An asset impairment charge is recognized when the sum of estimated future cash flows associated with the operation and disposal of the asset, on an undiscounted basis, is less than the carrying amount of the asset. An impairment charge is measured as the amount by which the carrying amount of the asset exceeds its fair value. Fair value is measured using discounted cash flows based on estimates of coal reserves, coal prices, operating expenses, and capital costs or by reference to observable comparable transaction or replacement cost data.

Intangible Assets

We state intangible assets at cost, less accumulated amortization. Intangible assets consisted of the fair value assigned to favorable long-term coal supply contracts in connection with business combinations and were amortized based on deliveries over the terms of the contracts. These contracts expired and were fully amortized in 2010. Intangible assets were subject to evaluation for potential impairment if any event occurred or a change in circumstances indicates the carrying amount may not be recoverable. No impairment charges were recorded in the periods presented.

Goodwill

We assess the carrying amount of goodwill for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the

3. Critical and Significant Accounting Policies (Continued)

fair value of a reporting unit below its carrying amount. We assess goodwill for possible impairment using a two-step method in which we compare the carrying amount of each reporting unit to its fair value. If the carrying amount of a reporting unit exceeds its fair value, we perform an analysis to determine the fair values of the assets and liabilities of the reporting unit to determine whether the implied goodwill of that reporting unit has been impaired. We determine the fair value of our reporting units utilizing estimated future discounted cash flows based on estimates of proven and probable reserves, coal prices and operating costs, consistent with assumptions that we believe marketplace participants would use in their estimates of fair value. The carrying amount of our goodwill does not include any accumulated impairment losses.

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment (Topic 350)—Intangibles—Goodwill and Other*. ASU 2011-08 amends current goodwill impairment testing guidance by providing entities with an option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. ASU 2011-08 is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, or on January 1, 2012 for us; however, early adoption is permitted. This pronouncement will not have a material effect on our results of operations, financial condition, or cash flows when adopted in 2012.

Derivative Financial Instruments

We are exposed to various types of risk in the normal course of business, including fluctuations in the price at which we are able to sell our coal in the future. We may enter into certain derivative financial instruments to help manage our exposure to future coal prices. Derivative financial instruments are recognized on the balance sheet at fair value.

As of December 31, 2011, we have not applied hedge accounting; therefore, changes in the fair value of the derivative financial instruments are recorded in "Other income (expense)" on the consolidated statements of operations each period using marked-to-market accounting.

Fair Value of Financial Instruments

Our financial instruments included cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, and certain current liabilities. Due to the short-term nature of these instruments, we believe that their carrying amounts approximated fair value.

As of December 31, 2011, we held certain cash equivalents, investments in marketable securities, and derivative financial instruments that we reported on our balance sheet at fair value. We categorize assets and liabilities measured at fair value based on the observability of the inputs utilized in the valuation. See Notes 7 and 9.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* (international financial reporting standards), which amends current fair value measurement disclosure requirements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS. This update requires the categorization by

3. Critical and Significant Accounting Policies (Continued)

level for financial instruments not measured at fair value but for which disclosure of fair value is required. Disclosure of all transfers between Level 1 and Level 2, and additional disclosures for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs are required. The guidance is effective for interim and annual periods beginning after December 15, 2011, or on January 1, 2012 for us. The guidance will impact our disclosures, but it will not impact our results of operations, financial condition, or cash flows.

Pensions and Other Postretirement Benefits

Our employees participate in defined contribution retirement plans, which require us to make contributions based on a percentage of compensation or to match employee contributions, subject to limitations. We recognize compensation expense for our required contributions as incurred.

Our postretirement medical plan provides retiree medical benefits for our employees. We account for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the employees' period of active service. These costs are determined on an actuarial basis.

Decker's employees participate in a defined benefit retirement plan sponsored by Decker, which is accounted for in accordance with U.S. GAAP requirements for defined benefit pension plans.

Prior to the IPO, our employees, which do not include Decker employees, participated in a defined benefit retirement plan sponsored by RTA. Periodic costs pertaining to this plan were allocated to us by RTA on a basis of projected benefit obligation with respect to financing costs and on the basis of actuarial determinations for current and prior service costs. Our employees ceased to participate in this plan as a result of the IPO, and we have not assumed any pension obligations associated with this plan.

Prior to the IPO, our employees participated in a defined benefit postretirement welfare plan sponsored by RTA. This plan provided for retired employees and their beneficiaries and dependents who meet eligibility requirements to receive medical, dental and life insurance benefits, subject to certain cost-sharing features, such as deductibles and coinsurance. We recognized a net periodic postretirement benefit cost for our required contribution to this plan based on actuarial cost data and an allocation from RTA.

Other Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income,* which amends current comprehensive income guidance. The update eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, an entity will be required to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011, or on January 1, 2012 for us. The guidance will impact our disclosures, but it will not impact our results of operations, financial condition, or cash flows.

3. Critical and Significant Accounting Policies (Continued)

Equity-Based Compensation

We measure the cost of equity-based employee compensation based on the fair value of the award and recognize that cost over the period during which the recipient is required to provide services in exchange for the award, typically the vesting period. For equity awards, compensation cost is measured based on grant-date fair value of the award. The fair value of certain equity-based payment awards is estimated using a Black-Scholes-Merton option valuation model. Prior to the IPO, certain of our employees participated in equity-based compensation plans sponsored by Rio Tinto. As a result of the IPO, the awards granted by Rio Tinto became vested in accordance with the employee separation provisions contained in the original terms of the awards.

Earnings per Share

We compute basic earnings per share by dividing net income by the weighted-average number of common stock outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares of common and potential dilutive common stock outstanding during the period. We apply the treasury stock method to determine potential dilutive common shares related to our stock options and non-vested stock awards. For periods prior to the Secondary Offering, we apply the if-converted method to determine potential dilutive common shares related to CPE Resources common membership units that are convertible to CPE Inc. common stock.

Accrued Liabilities

Contingent Liabilities

We account for contingent liabilities related to litigation, claims, and assessments based on the specific facts and circumstances and our experience with similar matters. We record our best estimate of a loss when the loss is considered probable and the amount of loss is reasonably estimable. When a loss is probable and there is a range of the estimated loss with no best estimate in the range, we record our estimate of the minimum liability. As additional information becomes available, we revise our estimates as appropriate.

Workers' Compensation

For our employees in Wyoming, workers' compensation insurance is provided through a state funded program. We contribute to this program by applying the rate assessed by the state to gross payroll for the applicable employees, which is adjusted prospectively based on our workers' compensation historical incident rating.

For our employees in Colorado and Montana, workers' compensation insurance is provided under a large-deductible workers' compensation program, which provides full coverage for any workers' compensation losses in excess of $250,000 per incident, including federal black-lung claims. Our liability related to the large deductible is recorded on the balance sheet using a fully developed actuarial estimate.

3. Critical and Significant Accounting Policies (Continued)

Segment Information

We review, manage, and operate our business as a single operating segment—the production of low sulfur, thermal coal from surface mines, located in the Western region of the U.S. within the PRB, which is sold to electric utilities and industrial customers.

4. Discontinued Operations

There were no discontinued operations for the years ended December 31, 2011 and 2010.

Sale of Jacobs Ranch Mine

Effective March 8, 2009, we entered into an agreement to sell our membership interest in Jacobs Ranch Coal LLC, which owned and operated the Jacobs Ranch coal mine, to Arch Coal, Inc. for cash consideration of $761.0 million, subject to certain adjustments as of the closing date. The sale closed on October 1, 2009, resulting in gross sales proceeds of $768.8 million, which were distributed to RTA, and a pretax gain on sale of $264.8 million. The Jacobs Ranch mine was classified as held for sale and reported as discontinued operations as of March 1, 2009. As a result, the consolidated financial statements report the financial position, results of operations and cash flows of the Jacobs Ranch mine as discontinued operations in all periods presented. Included in Jacobs Ranch mine revenues in the table below are sales to our other subsidiaries of $21.9 million for the year ended December 31, 2009. Sales of coal to our other subsidiaries continued after the closing date under contracts that terminated upon completion of all required shipments in 2010. We determined that our purchases from the mine after the closing date do not represent significant continuing involvement based primarily on the immateriality of the expected purchases compared to the expected production of the mine and the short duration of the contracts.

Income from discontinued operations, net of tax, presented in the consolidated statements of operations consists of the following for the year ended December 31, 2009 (in thousands):

	2009
Jacobs Ranch Mine	
Revenues	$ 368,640
Costs and expenses	304,030
Income from discontinued operations, before gain on sale and income taxes	64,610
Gain on sale	264,767
Income tax expense	(118,299)
Income from discontinued operations, net of taxes	$ 211,078

5. Inventories

Inventories, net, consisted of the following at December 31(in thousands):

	2011	2010
Materials and supplies	$67,461	$60,326
Less: Obsolescence allowance	(643)	(586)
Material and supplies, net	66,818	59,740
Coal inventory	4,830	5,230
Inventories, net	$71,648	$64,970

We recognized a provision to increase the obsolescence allowance and charged inventory costs to the obsolescence allowance for the years ended December 31 (in thousands):

	2011	2010	2009
Provision to increase the obsolescence allowance	$535	$ 976	$973
Inventory costs charged to the obsolescence allowance	$478	$1,709	$897

6. Equity Method Investments

Equity method investments include our 50% equity investment in Venture Fuels Partnership, a coal marketing company, and are included in other noncurrent assets and have a carrying amount of the following at December 31 (in thousands):

	2011	2010
Equity method investments	$6,858	$9,397

During the year ended December 31, 2011, we recognized $2.8 million in income and received $5.3 million in distributions related to our investment in Venture Fuels Partnership.

7. Derivatives

We are exposed to various types of risk in the normal course of business, including fluctuations in commodity prices. In most cases, commodity price risk related to the sale of coal is mitigated through the use of long-term, fixed-price contracts rather than financial instruments; however, during 2011, we commenced the use of derivative financial instruments consisting entirely of commodity contracts to manage certain exposures to commodity prices.

All of our derivative financial instruments are recognized in the balance sheet at fair value. As of December 31, 2011, we have not applied hedge accounting; therefore, changes in the fair value of the derivative financial instruments are recorded in "Other income (expense)" on the consolidated statements of operations each period using marked-to-market accounting.

7. Derivatives (Continued)

At December 31, 2011, we held derivatives for risk management purposes as follows (in thousands):

Year of Settlement	Notional Amount	Asset	Liability	Other Income
	(tons)			
2012	215	$1,090	$—	$1,090
2013	322	$1,185	$—	$1,185

There were no derivative financial instruments as of December 31, 2010. See also Note 9 for a discussion related to the fair value of derivative financial instruments.

8. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31 (in thousands):

	2011	2010
Land and improvements	$ 303,322	$ 269,581
Mineral rights(1)	1,012,669	660,037
Mining equipment	814,177	777,240
Construction in progress	18,616	9,081
Other equipment	61,465	59,143
Buildings and improvements	71,246	69,267
Total	2,281,495	1,844,349
Less: accumulated depreciation and depletion	(931,360)	(836,012)
Property, plant and equipment, net	$1,350,135	$1,008,337

(1) Includes mineral rights of $743.2 million and $319.3 million at December 31, 2011 and 2010, respectively, attributable to areas where we were not yet engaged in mining operations and, therefore, the coal reserves were not being depleted.

During the years ended December 31, interest costs capitalized on mine development and construction projects totaled the following (in thousands):

	2011	2010	2009
Interest costs capitalized	$44,883	$24,487	$15,484

9. Fair Value of Financial Instruments

Our financial instruments included cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, and certain current liabilities. Due to the short-term nature of these instruments, we believe that their carrying amounts approximated fair value.

As of December 31, 2011, we held investments in marketable securities and derivative financial instruments that we reported on our balance sheet at fair value. We use a three-level fair value hierarchy that categorizes assets and liabilities measured at fair value based on the observability of the

9. Fair Value of Financial Instruments (Continued)

inputs utilized in the valuation. The levels of the hierarchy, as defined below, give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

- Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets. Level 1 assets include investments in trading securities, primarily asset-backed securities.
- Level 2 is defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Our Level 2 assets and liabilities include derivative financial instruments (coal) with fair values derived from quoted prices in over-the-counter markets or from prices received from direct broker quotes.
- Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. We have no Level 3 investments as of December 31, 2011 or 2010.

The tables below set forth, by level, our financial assets and liabilities that are recorded at fair value in the accompanying condensed consolidated balance sheets (in thousands):

	Fair Value at December 31, 2011			
Description	Level 1	Level 2	Level 3	Total
Assets				
Money market funds(1)	$238,812	$ —	$—	$238,812
Commercial paper and short term marketable securities(1)	$ —	$45,897	$—	$ 45,897
Derivative financial instruments	$ —	$ 2,275	$—	$ 2,275
Investments in marketable securities	$ —	$75,228	$—	$ 75,228

	Fair Value at December 31, 2010			
Description	Level 1	Level 2	Level 3	Total
Assets				
Money market funds(1)	$150,348	$—	$—	$150,348

(1) Included in cash and cash equivalents in the consolidated balance sheets along with $119 million and $189.9 million of demand deposits at December 31, 2011 and 2010, respectively.

We did not have any transfers between levels during the years ended December 31, 2011 and 2010. Our policy is to value all transfers between levels using the beginning of period valuation.

10. Tax Receivable Agreement (CPE Inc. only)

In connection with the IPO, CPE Inc. entered into a Tax Receivable Agreement with Rio Tinto and recognized a liability for the undiscounted amounts that CPE Inc. estimated will be paid to Rio Tinto under this agreement. The amounts to be paid will be determined based on a calculation of future income tax savings that CPE Inc. actually realizes as a result of the tax basis increase that

10. Tax Receivable Agreement (CPE Inc. only) (Continued)

resulted from the IPO and Secondary Offering transactions. Generally, CPE Inc. retains 15% of the realized tax savings generated from the tax basis step-up and Rio Tinto is entitled to the remaining 85%. Periodically, CPE Inc. adjusts the estimated liability to reflect an updated forecast of future taxable income and these adjustments, which could be significant, are reflected in CPE Inc.'s operating results. The assumptions reflected in CPE Inc.'s estimates involve significant judgment and are subject to substantial uncertainty about future events.

The following table summarizes 2011 tax agreement liability activity:

	Tax Agreement Liability	Deferred Tax Assets
Beginning balance, December 31, 2010	$190,111	$ 69,006
Changes for the three months ended June 30, 2011	42,733	15,384
Changes for the three months ended September 30, 2011	(52,799)	(19,574)
Payments made	(9,409)	(3,387)
Ending balance	$170,636	$ 61,429

During the three months ended June 30, 2011, the successful bids for the WAII North and WAII South Coal Tracts were considered triggering events for updating our estimates of the tax agreement liability. This resulted in an increase in the undiscounted estimated future liability due to Rio Tinto under the Tax Receivable Agreement, resulting in a charge to non-operating income for the three and six months ended June 30, 2011. Related adjustments to the net value of deferred tax assets were recorded through income tax benefit at June 30, 2011.

During the three months ended September 30, 2011, CPE Inc. completed its 2010 federal income tax return filing process, which included a final determination of the amount of CPE Inc.'s increased tax basis in CPE Resources's assets recorded as a result of the Secondary Offering. By operation of the partnership income tax rules following Rio Tinto's exit from the partnership under the Secondary Offering, the future value attributable to the additional tax basis was recalculated and reduced. Correspondingly, the liability CPE Inc. expected to owe under the Tax Receivable Agreement at the time of the Secondary Offering decreased, resulting in a credit to additional paid-in capital as of September 30, 2011. Related adjustments to the net value of deferred tax assets were recorded as a debit to additional paid-in capital as of September 30, 2011.

Additionally, during the three months ended September 30, 2011, CPE Inc. completed its annual update of its most recent operating plans and calculation of the resulting estimated future taxable income. Because of the reduced future tax value expected to be received as explained above, there was a decrease in the estimated liability due to Rio Tinto under the Tax Receivable Agreement, resulting in a benefit to non-operating income for the three months ended September 30, 2011. Related adjustments to the net value of deferred tax assets are recorded through income tax expense.

As of December 31, 2011, CPE Inc. recognized a total $170.6 million undiscounted liability for its estimated payments to Rio Tinto under the Tax Receivable Agreement, of which $19.1 million and $151.5 million were classified as current and noncurrent, respectively. The estimated liability was based on forecasts of future taxable income over the anticipated life of the mining operations and reclamation

10. Tax Receivable Agreement (CPE Inc. only) (Continued)

activities, assuming no additional coal reserves are acquired. The amounts to be paid will be determined based on a calculation of future income tax savings that CPE Inc. actually realizes as a result of the tax basis increase that resulted from the IPO and Secondary Offering transactions.

The assumptions used in CPE Inc.'s forecasts are subject to substantial uncertainty about future business operations and the actual amount and timing of payments that are required to be made under the Tax Receivable Agreement could differ materially from our estimates. Based on our estimates as of December 31, 2011, CPE Inc. is expected to make payments of $19.1 million in 2012 and payments averaging approximately $19 million each year during 2013 to 2016 and additional payments in subsequent years. CPE Inc. is obligated to make these payments and expects to obtain funding for these payments by causing CPE Resources to distribute cash to CPE Inc. CPE Inc.'s payments under the Tax Receivable Agreement would be greater if CPE Resources generates taxable income significantly in excess of its current estimated future taxable income over the anticipated life of its mines, for example, because CPE Resources acquires additional coal leases beyond its existing coal leases and, as a result, CPE Inc. realizes the full tax benefit of such increased tax bases (or an increased portion thereof). Required payments under the Tax Receivable Agreement also may increase or become accelerated as a result of certain asset transfers outside the ordinary course of business, a change in control of CPE Resources, or a default by CPE Inc.

11. Long-Term Debt

Long-term debt consisted of the following at December 31 (in thousands):

	2011			2010		
	Principal	Carrying Value	Fair Value(1)	Principal	Carrying Value	Fair Value
8.25% Senior Notes due 2017, net of $1,979 unamortized discount	$300,000	$298,237	$327,750	$300,000	$298,021	$323,250
8.50% Senior Notes due 2019, net of $2,337 unamortized discount	300,000	297,841	327,750	300,000	297,663	327,000
Total long-term debt	$600,000	$596,077	$655,500	$600,000	$595,684	$650,250

(1) The fair value of the senior notes was based on observable market inputs.

Interest expense under financing arrangements, net of amounts capitalized, for the years ended December 31 totaled (in thousands):

	2011	2010	2009
Interest expense	$33,866	$46,938	$5,992

Senior Notes

On November 25, 2009, CPE Resources and its wholly-owned subsidiary, Cloud Peak Energy Finance Corp., issued the 8.25% Senior Notes due 2017 ("2017 Notes") and the 8.5% Senior Notes due 2019 ("2019 Notes"), which we refer to collectively as the "senior notes," in accordance with

11. Long-Term Debt (Continued)

Rule 144A of the Securities Act of 1933, as amended. There are no mandatory redemption or sinking fund payments for the senior notes and interest payments are due semi-annually on June 15 and December 15, which commenced on June 15, 2010. Subject to certain limitations, we may redeem the 2017 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2015, or by paying their principal amount thereafter. Similarly, we may redeem the 2019 Notes by paying specified redemption prices in excess of their principal amount prior to December 15, 2017, or by paying their principal amount thereafter.

Debt issuance costs of approximately $14.2 million were incurred in connection with the issuance of the senior notes. These costs were deferred and are being amortized to interest expense over the respective terms of the senior notes using the effective interest method. Unamortized debt issuance costs included in noncurrent other assets totaled the following at December 31 (in thousands):

	2011	2010
Unamortized debt issuance costs	$11,613	$12,793

The senior notes are jointly and severally guaranteed by all of our existing and future restricted subsidiaries that guarantee our debt under our credit facility. See "Senior Secured Revolving Credit Facility" below. Substantially all of our consolidated subsidiaries, excluding Decker in which CPE Resources holds a 50% non-operating interest, are considered to be restricted subsidiaries and guarantee the senior notes.

The indenture governing the senior notes, among other things, limits our ability and the ability of our restricted subsidiaries to incur additional indebtedness and issue preferred equity; pay dividends or distributions; repurchase equity or repay subordinated indebtedness; make investments or certain other restricted payments; create liens; sell assets; enter into agreements that restrict dividends, distributions, or other payments from restricted subsidiaries; enter into transactions with affiliates; and consolidate, merge, or transfer all or substantially all of their assets and the assets of their restricted subsidiaries on a combined basis.

Upon the occurrence of certain transactions constituting a "change in control" as defined in the indenture, holders of our notes could require us to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Secured Revolving Credit Facility

On June 3, 2011, CPE Resources entered into an Amended and Restated Credit Agreement (the "Amended Credit Agreement") with Morgan Stanley Senior Funding, Inc., as administrative agent, and a syndicate of lenders.

The Amended Credit Agreement establishes a commitment to provide us with a $500 million senior secured revolving credit facility, which can be used to borrow funds or issue letters of credit. Subject to the satisfaction of certain conditions, we may elect to increase the size of the revolving credit facility and/or request the addition of one or more new tranches of term loans in a combined amount of up to $200 million. Our obligations under the credit facility are secured by substantially all of CPE Resources's assets and substantially all of the assets of certain of CPE Resources's subsidiaries, subject to certain permitted liens and customary exceptions for similar coal financings. Our obligations under

11. Long-Term Debt (Continued)

the credit facility are also supported by a guarantee by CPE Resources's domestic restricted subsidiaries. The credit facility matures on June 3, 2016. As of December 31, 2011, letters of credit totaling $10.5 million and no cash borrowings were outstanding under the credit facility. The letters of credit are used as collateral to secure our obligations to reclaim lands used for mining. See Note 15 for additional information.

The Amended Credit Agreement replaced our previous $400 million revolving credit facility agreement dated November 25, 2009. There were no borrowings outstanding under the previous credit facility at the time of replacement or at December 31, 2010. Lender fees and costs of $15.9 million were incurred in connection with the execution of the original credit facility. These costs were being amortized to interest expense over the term of the credit facility using the straight-line method. At the time of refinancing, we recorded a charge of $1.0 million to write off certain deferred financing costs as certain banks of the syndicate changed and recorded $2.2 million of new deferred financing costs. The aggregate deferred financing costs are being amortized on a straight-line basis to interest expense over the five-year term of the Amended Credit Agreement.

Unamortized fees and costs were included in noncurrent other assets and totaled the following at December 31 (in thousands):

	2011	2010
Unamortized debt issuance costs	$9,927	$11,740

Loans under the credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus an applicable margin of between 1.75% and 2.50%, depending on CPE Resources's leverage ratio. We pay the lenders a commitment fee between 0.25% and 0.50% per year, depending on CPE Resources's leverage ratio, on the unused amount of the credit facility. Letters of credit issued under the credit facility, unless drawn upon, incur a per annum fee from the date at which they are issued between 1.75% and 2.50% (2.50% at December 31, 2011) depending on CPE Resources's leverage ratio. Letters of credit that are drawn upon are converted to loans. In addition, in connection with the issuance of a letter of credit, we are required to pay the issuing bank a fronting fee of 0.25% per annum.

The Amended Credit Agreement contains financial covenants based on EBITDA (which is defined in the Amended Credit Agreement, and is not the same as EBITDA or Adjusted EBITDA otherwise presented) requiring us to maintain defined minimum levels of interest coverage and providing for a limitation on our leverage ratio. Specifically, the Amended Credit Agreement requires us to maintain (a) a ratio of EBITDA to consolidated net cash interest expense equal to or greater than (i) 2.50 to 1 through June 30, 2013 and (ii) 2.75 to 1 from July 1, 2013 to maturity, and (b) a ratio of funded debt to EBITDA equal to or less than (i) 3.75 to 1 through June 30, 2013 and (ii) 3.50 to 1 from July 1, 2013 to maturity. Our federal coal lease obligations are not considered debt under our covenant calculations.

The Amended Credit Agreement also requires us to comply with non-financial covenants that restrict certain corporate activities. These covenants include restrictions on our ability to incur additional debt and pay dividends, among other restrictive covenants. The Amended Credit Agreement also contains customary events of default with customary grace periods and thresholds. Our ability to

11. Long-Term Debt (Continued)

access the available funds under the credit facility may be impaired in the event that we do not comply with the covenant requirements or if we default on our obligations under the Amended Credit Agreement. At December 31, 2011, we were in compliance with the covenants contained in our Amended Credit Agreement.

Future Maturities

Aggregate future maturities of long-term debt as of December 31, 2011 are as follows (in thousands):

2017 and thereafter	$600,000
Less discount on senior notes	(3,923)
Total long term debt	$596,077

12. Other Long-Term Obligations

Federal Coal Lease Obligations

At December 31, federal coal lease obligations comprise (in thousands):

	2011	2010
Federal coal lease obligations, current	$102,198	$ 54,630
Federal coal lease obligations, noncurrent	186,119	63,659
Total federal coal lease obligations	$288,317	$118,289

Our federal coal leases, as reflected in the consolidated balance sheets, consist of discounted obligations payable to the Bureau of Land Management of the U.S. Department of the Interior (the "BLM").

On May 11, 2011, we successfully won the lease sale of West Antelope II North ("WAII North") with a bid of $297.7 million, or approximately $0.85 per ton, based on the BLM's estimate of 350 million mineable tons. We submitted a payment for $59.5 million on May 11, 2011, and four additional payments in the same amount will be payable annually on July 1, the date of the lease award, beginning in 2012.

On June 15, 2011, we successfully won the lease sale of West Antelope II South ("WAII South") with a bid of $49.3 million, or approximately $0.875 per ton, based on the BLM's estimate of 56 million mineable tons. We submitted a payment for $9.9 million on June 15, 2011, and four additional payments in the same amount will be payable annually on September 1, the date of the lease award, beginning in 2012.

Accordingly, during the second quarter of 2011, we recognized $293.9 million of mineral rights in our long-term assets along with a corresponding liability of $224.5 million, representing the discounted amount of the future lease payment obligations. Interest is capitalized, resulting in a reduction of interest expense, as activities occur necessary to get these assets ready for their intended use, and generally will cease when all permits necessary to mine are received.

12. Other Long-Term Obligations (Continued)

In addition to these obligations, the lease awards triggered updates to the ARO (see Note 13) and the Tax Receivable Agreement (see Note 10).

As of December 31, we have federal coal lease payments, as follows (in thousands):

			2011		2010	
Payment Dates	Annual Payment	Imputed Interest Rate	Carrying Value	Fair Value(1)	Carrying Value	Fair Value
December 1, 2007 - 2011	$ 3,980	6.80%	$ —	$ —	$ 3,728	$ 3,868
August 1, 2008 - 2012	$50,160	7.50%	46,661	48,867	90,068	96,447
May 1, 2009 - 2013	$ 9,620	8.70%	16,998	18,517	24,493	27,298
July 1, 2011 - 2015	$59,545	8.50%	192,892	215,796	—	—
September 1, 2011 - 2015	$ 9,862	8.50%	31,766	35,293	—	—
			$288,317	$318,473	$118,289	$127,613

(1) The fair value of estimates for federal coal lease obligations were determined by discounting the remaining lease payments using a current estimate of the credit-adjusted, risk-free rate based on our current credit rating.

Future payments on federal coal leases are as follows (in millions):

Year Ended December 31,	
2012	$129.2
2013	79.0
2014	69.4
2015	69.4
Total	347.0
Less: imputed interest	58.7
Total principal payments	288.3
Less: current portion	102.2
Long-term federal coal leases payable	$186.1

We recognize imputed interest on federal coal leases based on an estimate of the credit-adjusted, risk-free rate reflecting our estimated credit rating at the inception of the lease. Imputed interest on federal coal leases for the years ended December 31 was as follows (in thousands):

	2011	2010	2009
Imputed interest	$19,619	$11,672	$14,183

12. Other Long-Term Obligations (Continued)

Other

Other long-term obligations consist of obligations incurred in connection with the acquisitions of land and mineral rights. At December 31, we had the following purchase obligations with parties other than the BLM (in thousands):

	2011	2010
Purchase obligations, total	$6,567	$8,071
Interest rate	6% - 8%	6% - 8%

The fair value of other long-term obligations approximated its carrying amount at December 31, 2011 and 2010.

13. Asset Retirement Obligations

Changes in the carrying amount of our AROs were as follows (in thousands):

	2011	2010
Balance at January 1	$188,757	$181,419
Accretion expense	12,469	12,499
Revisions to estimated cash flows	5,913	777
Payments	(7,506)	(5,938)
Balance at December 31	199,633	188,757
Less current portion	(6,926)	(6,587)
Asset retirement obligation, net of current portion	$192,707	$182,170

The above amounts exclude $5.3 million and $5.9 million of concurrent reclamation for the years ended December 31, 2011 and 2010, respectively.

Revisions to estimated cash flows pertain to revisions in the estimated amount and timing of legally required reclamation activities throughout the lives of the respective mines and reflect changes in estimates of closure volumes, disturbed acreages, and third-party unit costs as of December 31, 2011 and 2010. The successful federal coal lease awards during 2011 are included in the revisions to estimated cash flows as our Antelope mine's life is now expected to be approximately 12 years longer, which reduced the discounted value of the future liability. Reductions to AROs resulting from such revisions generally result in a corresponding reduction to the related asset retirement cost in property, plant and equipment, net. However, during the three months ended June 30, 2011, the increased life of the Antelope mine resulting from the WAII LBAs caused a decrease to the ARO liability that exceeded the carrying amount of the related asset retirement cost. The resulting non-cash credit reduced depreciation and depletion expense on the consolidated statements of operations by $15.7 million for the year ended December 31, 2011.

14. Employee Benefit Plans

Our consolidated statements of operations include expenses in connection with employee benefit plans sponsored by CPE Inc. (subsequent to the IPO) and RTA (prior to the IPO), as follows for the years ended December 31 (in thousands):

	2011	2010	2009
CPE Inc. plans:			
Defined contribution retirement plans	$12,496	$11,212	$ 757
Retiree medical plan	5,602	4,710	359
	18,098	15,922	1,116
RTA plans:			
Defined contribution retirement plans	—	—	6,414
Defined benefit pension plan	—	—	2,608
Retiree medical plan	—	—	1,373
	—	—	10,395
Decker pension plan	672	626	892
Total	$18,770	$16,548	$12,403

CPE Inc. Plans

Defined Contribution Retirement Plans

We sponsor two defined contribution plans to assist eligible employees in providing for retirement. Our employees may elect to contribute a portion of their salary on a pre- or post-tax basis to their accounts. We match all employee contributions up to 6% of eligible compensation. We also contribute an additional 6% of eligible compensation to employee accounts under one of the plans. All contributions are fully vested at the date of contribution. Total contributions for the years ended December 31 are as follows (in thousands):

	2011	2010	2009
Contributions	$12,496	$11,212	$757

Retiree Medical Plan

We provide certain postretirement medical coverage for eligible employees (the "Retiree Medical Plan"). Employees who are 55 years old and have completed ten years of service with us generally are entitled to receive benefits under the Retiree Medical Plan, except for employees who were eligible at the date of the IPO to receive benefits under the RTA retiree medical plan and elect to receive such benefits. Our retiree medical plan grants credit for service rendered by our employees to RTA prior to the IPO.

14. Employee Benefit Plans (Continued)

Net periodic postretirement benefit costs included the following components (in thousands):

	2011	2010	2009
Service cost	$3,016	$2,316	$252
Interest cost	1,281	989	107
Amortization of prior service cost	1,305	1,406	—
Net periodic postretirement benefit cost	$5,602	$4,711	$359

We recognized a $16.6 million liability as of November 19, 2009, for our accumulated postretirement benefit obligation ("APBO") under the Retiree Medical Plan. The initial APBO amount reflects the cost of certain benefits attributable to services rendered by our employees prior to the initiation of the Retiree Medical Plan. The APBO for prior service cost was allocated between the controlling and noncontrolling interests in CPE Resources and charged to accumulated other comprehensive loss (see Note 18). These amounts will be recognized in net periodic postretirement benefit cost over the remaining period prior to the date the employees become eligible to receive benefits. At the time that we recognized the liability, we classified $1.3 million of the liability as current.

At December 31, 2010, we remeasured and adjusted the liability for the APBO to $23.3 million, of which $37,000 is considered current and $23.2 million is included in noncurrent other liabilities in our consolidated balance sheet at December 31, 2010. The net increase of $6.9 million in the APBO for the period ended December 31, 2010, is attributable to $2.3 million in current period service cost, $1.0 million in interest costs and $3.6 million in increased costs associated with changes in actuarial assumptions.

At December 31, 2011, we remeasured and adjusted the liability for the APBO to $33.2 million, of which $90,000 is considered current and $33.1 million is included in noncurrent other liabilities in our consolidated balance sheet at December 31, 2011. The net increase of $9.9 million in the APBO for the period ended December 31, 2011, is attributable to $3.0 million in current period service cost, $1.3 million in interest costs and $5.6 million in increased costs associated with changes in actuarial assumptions.

We used the following assumptions in the measurement of the APBO for the years ended December 31:

	2011	2010
Discount rate	4.30%	5.51%
Health care cost trend rate assumed for next year	8.00%	8.50%
Ultimate health care cost trend rate	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2018	2018

To determine the discount rate, we matched our cash projections against the Citigroup Pension Discount Curve. Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A one-percentage-point increase in the assumed health care cost trend would increase net periodic postretirement benefit cost and the APBO by $654,000 and $4.2 million,

14. Employee Benefit Plans (Continued)

respectively, and a one-percentage-point decrease in the rate would decrease net periodic postretirement benefit cost and the APBO by $540,000 and $3.5 million, respectively, as of December 31, 2011.

Our estimated future benefit payments under the Retiree Medical Plan, which are net of estimated employee contributions and reflect expected future service, are as follows for the years ended December 31 (in thousands):

2012	$ 90
2013	173
2014	288
2015	445
2016	669
2017 - 2021	8,752

Decker Pension Plan

Decker's employees participate in a defined benefit retirement plan sponsored by Decker. This plan does not have a material impact on our consolidated financial position, results of operations or cash flows. Our share of the funded status of the plan is reported in noncurrent other liabilities and was $5.4 million and $2.9 million at December 31, 2011 and 2010, respectively. Other comprehensive income or loss includes certain actuarial gains and losses that are reflected in the funded status of the plan, but have not been recognized in periodic benefit cost.

15. Commitments and Contingencies

Commitments

Operating Leases

We occupy various facilities and lease certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2011, are as follows (in thousands):

2012	$ 734
2013	676
2014	454
2015	454
2016	454
Thereafter	1,853

Rental expenses for the years ended December 31 were as follows (in thousands):

	2011	2010	2009
Rent expense	$1,369	$1,158	$2,246

15. Commitments and Contingencies (Continued)

Purchase Commitments

As of December 31, 2011, we had outstanding capital purchase commitments which consisted of (in thousands):

Capital commitments	
Equipment	$ 8,637
Land	23,700
Supplies and services	
Coal purchase commitments	$ 5,652
Transportation agreements	135,080
Materials and supplies	29,641

Contingencies

Litigation

Caballo Coal Company Litigation—Spring Creek

On September 16, 2009, Caballo Coal Company ("Caballo"), a subsidiary of Peabody Energy Corporation, commenced an action in Wyoming state court against Spring Creek Coal Company ("Spring Creek"), our wholly-owned subsidiary, asserting that Spring Creek repudiated its allegedly remaining obligation under a 1987 agreement to purchase an additional approximately 1.6 million tons of coal, for which it seeks unspecified damages. Spring Creek believes that it has meritorious defenses to the claim, including that Caballo breached the agreement by failing to make required deliveries in 2006 and 2007. Spring Creek also believes that it has meritorious counterclaims against Caballo. Settlement negotiations occurred for which an estimated range of immaterial results has been established in management's judgment. Settlement discussions are currently pending, and the parties have reached an understanding in principle to resolve this litigation with no material impact in management's judgment. Any final settlement remains subject to negotiation and execution of a definitive settlement agreement. If the pending settlement negotiations are not successful and the parties fail to enter a definitive settlement agreement and if the case is determined in an adverse manner to us, the payment of any judgment could be material to our results of operations.

Other Legal Proceedings

We are involved in other legal proceedings arising in the ordinary course of business and may become involved in additional proceedings from time to time. We believe that there are no other legal proceedings pending that are likely to have a material adverse effect on our consolidated financial condition, results of operations or cash flows. Nevertheless, we cannot predict the impact of future developments affecting our claims and lawsuits, and any resolution of a claim or lawsuit or an accrual within a particular fiscal period may adversely impact our results of operations for that period. In addition to claims and lawsuits against us, our LBAs, permits and other industry regulatory processes and approvals may also be subject to legal challenges that may adversely impact our mining operations and results. For example, the leases we acquired for the West Antelope II LBAs are subject to pending

15. Commitments and Contingencies (Continued)

legal challenges filed against the BLM and the Secretary of the Interior by environmental organizations.

Tax Contingencies

Our income tax calculations are based on application of the respective U.S. federal or state tax law. Our tax filings, however, are subject to audit by the respective tax authorities. Accordingly, we recognize tax benefits when it is more likely than not a position will be upheld by the tax authorities. To the extent the final tax liabilities are different from the amounts originally accrued, the increases or decreases are recorded as income tax expense. We are not potentially liable for income tax contingencies related to periods prior to the IPO, as the income taxes recognized in our consolidated financial statements for such periods were reported in RTA's consolidated income tax returns, and Rio Tinto has agreed to indemnify us for any claims related to such income taxes.

Several audits involving our non-income based taxes currently are in progress. We have provided our best estimate of taxes and related interest and penalties due for potential adjustments that may result from the resolution of such tax audits.

Concentrations of Risk and Major Customer

Approximately 81%, 83% and 84% of our revenues for the years ended December 31, 2011, 2010, and 2009, respectively, were under multi-year contracts which specify pricing terms. While the majority of the contracts are fixed-price contracts, certain contracts have escalation provisions for determining periodic price changes. No single customer accounted for 10% or more of revenues in 2011 or 2010. One customer, Texas Genco, accounted for revenues of $140.4 million (10.0% of consolidated revenues) for the year ended December 31, 2009. We generally do not require collateral or other security on accounts receivable because our customers are comprised primarily of investment grade electric utilities. The credit risk is controlled through credit approvals and monitoring procedures.

Guarantees and Off-Balance Sheet Risk

In the normal course of business, we are party to guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit, performance or surety bonds and indemnities, which are not reflected on the consolidated balance sheet. In our past experience, virtually no claims have been made against these financial instruments. Management does not expect any material losses to result from these guarantees or off-balance-sheet instruments.

U.S. federal and state laws require we secure certain of our obligations to reclaim lands used for mining and to secure coal lease obligations. The primary method we have used to meet these reclamation obligations and to secure coal lease obligations is to provide a third-party surety bond, typically through an insurance company, or provide a letter of credit, typically through a bank. Specific bond and/or letter of credit amounts may change over time, depending on the activity at the respective site and any specific requirements by federal or state laws. As of December 31, 2011, we had $10.5 million of standby letters of credit and $568.1 million of surety bonds outstanding (including our proportional share of the Decker mine) to secure certain of our obligations to reclaim lands used for mining and to secure coal lease obligations.

16. Income Taxes

Our income from continuing operations before income tax provision and earnings (losses) from unconsolidated affiliates is earned solely in the U.S. For periods prior to the IPO, our consolidated financial statements reflect income taxes recognized by RTEA. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2. RTEA was a member of an affiliated federal tax group and was party to a federal income tax sharing agreement with the other members of the affiliated federal income tax group. However, for the purposes of our consolidated financial statements, which were prepared on a carve-out basis, RTEA's current and deferred taxes were calculated on a stand-alone separate return basis. RTEA provided income taxes on substantially all pretax income reported in our consolidated financial statements for such pre-IPO periods. For periods following the IPO, CPE Inc. is required to file a separate federal corporate income tax return and recognizes income taxes on its pretax income, which for periods before the Secondary Offering consisted solely of its share (approximately 51%) of CPE Resources's pretax income. For periods following the Secondary Offering, CPE Inc. recognizes income tax expense on 100% of pretax income. Furthermore, subsequent to the Secondary Offering, CPE Resources is no longer treated as a partnership for income tax purposes and recognizes income taxes on a stand-alone, separate return basis.

CPE Inc.

The income tax provision (benefit) for continuing operations consisted of the following for the years ended December 31 (in thousands):

	2011	2010	2009
Current:			
Federal	$ 20,973	$ 3,478	$52,309
State	1,700	—	1,495
Total current	$ 22,673	$ 3,478	$53,804
Deferred:			
Federal	(11,261)	27,961	14,044
State	37	543	401
Total deferred	(11,224)	28,504	14,445
Total income tax provision	$ 11,449	$31,982	$68,249

16. Income Taxes (Continued)

The tax effects of temporary differences that result in deferred tax assets and deferred tax liabilities for continuing operations consisted of the following at December 31 (in thousands):

	2011	2010
Deferred income tax assets:		
Property, plant and equipment	$ 62,379	$ 178,174
Accrued expense and liabilities	32,324	27,554
Pension and other postretirement benefits	13,126	8,884
Investment in joint venture partnerships	7,349	4,542
Accrued reclamation and mine closure costs	38,091	41,128
Contract rights	30,679	21,533
Tax agreement liability	61,429	69,006
Other	30,493	10,618
Total deferred income tax assets	275,870	361,439
Less valuation allowance	(33,903)	(94,572)
Net deferred income tax asset	241,967	266,867
Deferred income tax liabilities:		
Inventories	(3,332)	(2,976)
Mineral rights	(67,938)	(93,383)
Other	(341)	(7,971)
Total deferred income tax liabilities	(71,611)	(104,330)
Net deferred income tax assets (liabilities)	$170,356	$ 162,537

CPE Inc. reports differences between tax bases of assets and liabilities and the financial statement carrying amount of these items as deferred income tax assets and liabilities. Included in deferred income tax assets are amounts related to payments it expects to make pursuant to the Tax Receivable Agreement with RTEA, which is recognized as a liability in our consolidated financial statements. Also included in other deferred tax assets are net operating loss carryforwards of $15.1 million that expire in 2029 through 2031 and alternative minimum tax ("AMT") credits of $24.1 million that do not expire.

Net deferred income tax assets related to continuing operations are classified in the consolidated balance sheets at December 31 as follows (in thousands):

	2011	2010
Net current deferred income tax assets	$ 37,528	$ 21,552
Net noncurrent deferred income tax assets	132,828	140,985
Net deferred income tax assets	$170,356	$162,537

The future realization of deferred income tax assets that resulted from the increased tax basis arising from the IPO and the Secondary Offering depends on the existence of sufficient future taxable income. Based on our consideration of CPE Resources's historical operations, current forecasts of taxable income over the remaining lives of our mines, the availability of tax planning strategies, and

16. Income Taxes (Continued)

other factors, we determined that $170.4 million of the potential tax benefits are more likely than not to be realized at the statutory federal and state income tax rates. Accordingly, we have provided a $33.9 million valuation allowance to reduce our deferred tax assets to the amount that we determined is more likely than not to be realized.

The effective tax rate for our continuing operations is reconciled to the U.S. federal statutory income tax rate for the years ended December 31 as follows:

	2011	2010	2009
United States federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	0.9	0.4	0.8
Percentage depletion deduction	(3.2)	(3.0)	(5.6)
Section 199 domestic manufacturing deduction	(0.3)	(0.1)	(1.6)
Change in valuation allowance	(25.4)	9.0	—
Noncontrolling interest	—	(18.9)	(1.5)
Prior year return-to-actual	(1.3)	(0.4)	—
Other	—	(0.1)	0.3
Effective tax rate	5.7%	21.9%	27.4%

Our statutory income tax rate, including state income taxes, was approximately 36%. The difference from that rate for 2011 was primarily related to changes in our valuation allowance resulting from changes to our estimates of future taxable income. The rate from 2010 was different from the statutory rate primarily due to RTEA's noncontrolling interest for which CPE Inc. did not provide income taxes.

CPE Resources

The income tax provision (benefit) for continuing operations consisted of the following for the years ended December 31 (in thousands):

	2011	2010	2009
Current:			
Federal	$ 671	$ —	$52,147
State	534	—	1,490
Total current	$ 1,205	$ —	$53,637
Deferred:			
Federal	17,340	(755)	10,100
State	1,438	(25)	289
Total deferred	18,778	(780)	10,389
Total income tax expense	$19,983	$(780)	$64,026

16. Income Taxes (Continued)

The tax effects of temporary differences that result in deferred tax assets and deferred tax liabilities for continuing operations consisted of the following at December 31 (in thousands):

	2011	2010
Deferred income tax assets:		
Property, plant and equipment	$ 62,379	$ 178,740
Accrued expense and liabilities	32,324	27,554
Pension and other postretirement benefits	13,126	8,884
Investment in joint venture partnerships	7,349	4,542
Accrued reclamation and mine closure costs	38,091	41,128
Contract rights	30,679	21,533
Other	30,495	10,555
Total deferred income tax assets	214,443	292,936
Less valuation allowance	(33,903)	(94,573)
Net deferred income tax asset	180,540	198,363
Deferred income tax liabilities:		
Inventories	(3,332)	(2,976)
Mineral rights	(67,938)	(93,383)
Other	(342)	(7,971)
Total deferred income tax liabilities	(71,612)	(104,330)
Net deferred income tax assets (liabilities)	$108,928	$ 94,033

CPE Resources reports differences between tax bases of assets and liabilities and the financial statement carrying amount of these items as deferred income tax assets and liabilities. Included in other deferred tax assets are net operating loss carryforwards of $15.1 million that expire in 2029 through 2031 and AMT credits of $24.1 million that do not expire.

Net deferred income tax assets related to continuing operations are classified in the consolidated balance sheets at December 31 as follows (in thousands):

	2011	2010
Net current deferred income tax assets	$ 30,648	$15,069
Net noncurrent deferred income tax assets	78,280	78,964
Net deferred income tax assets	$108,928	$94,033

The future realization of deferred income tax assets that resulted from the increased tax basis arising from the IPO and the Secondary Offering depends on the existence of sufficient future taxable income. Based on our consideration of CPE Resources's historical operations, current forecasts of taxable income over the remaining lives of our mines, the availability of tax planning strategies, and other factors, we determined that $108.9 million of the potential tax benefits are more likely than not to be realized at the statutory federal and state income tax rates. Accordingly, we have provided a

16. Income Taxes (Continued)

$33.9 million valuation allowance to reduce our deferred tax assets to the amount that we determined is more likely than not to be realized.

The effective tax rate for our continuing operations is reconciled to the U.S. federal statutory income tax rate for the years ended December 31 as follows:

	2011	2010	2009
United States federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	0.9	—	0.7
Income not taxable to CPE Resources	—	(35.0)	(3.2)
Percentage depletion deduction	(2.9)	(0.2)	(5.6)
Section 199 domestic manufacturing deduction	(0.3)	(0.1)	(1.6)
Change in valuation allowance	(23.1)	0.6	—
Prior year return-to-actual	(0.6)	(0.8)	—
Other	0.1	—	0.4
Effective tax rate	9.1%	(0.5)%	25.7%

Our statutory income tax rate, including state income taxes, was approximately 36%. The difference from that rate for 2011 was primarily related to adjustments to the valuation allowance resulting from changes to our estimates of future taxable income. The rate from 2010 was different from the statutory rate due to CPE Resources's change in status from an entity generally not subject to income taxes prior to the Secondary Offering to an entity that must now recognize taxes on a stand-alone, separate return basis.

17. Equity-Based Compensation (CPE Inc. only)

Prior to the IPO, certain of our employees participated in equity-based compensation plans sponsored by Rio Tinto. In connection with the IPO, we adopted the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan ("LTIP"), which permits awards to our employees, which do not include Decker employees, and eligible non-employee directors. The LTIP allows for the issuance of equity-based compensation in the form of restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, and share awards. In May 2011, the stockholders approved increasing the pool of shares of CPE Inc.'s common stock authorized for issuance in connection with equity-based awards under the LTIP from 3.4 million shares to 5.5 million shares. As of December 31, 2011, 3.3 million shares were available for grant. Equity-based compensation expense is charged to CPE Resources through a management fee.

17. Equity-Based Compensation (CPE Inc. only) (Continued)

Total equity-based compensation expense recognized primarily within selling, general, and administrative expenses in our consolidated statements of operations was as follows for the years ended December 31 (in thousands):

	2011	2010	2009
Rio Tinto sponsored plans	$ —	$ —	$2,288
CPE Inc. sponsored plan	8,796	7,234	785
Total equity-based compensation expense	$8,796	$7,234	$3,073

Restricted Stock

We granted restricted stock and restricted stock units under the LTIP to eligible employees and directors. Generally, the related agreements provide that restricted stock issued will fully vest on the third anniversary of the grant date. However, the restricted stock will pro-rata vest sooner if a grantee terminates employment with or stops providing services to us because of death, disability, redundancy or retirement. The restricted stock will fully vest if an employee is terminated without cause within two years after a change in control occurs (as such term is defined in the LTIP). Restricted stock units are granted to our directors and vest upon their resignation or retirement.

A summary of restricted stock award activity is as follows (in thousands):

	Number	Weighted Average Grant-Date Fair Value (per share)
Non-vested shares at January 1, 2010	849	$15.00
Granted	69	16.19
Forfeited	(40)	15.00
Vested	—	15.15
Non-vested shares at December 31, 2010	878	$15.09
Non-vested shares at January 1, 2011	878	$15.09
Granted	105	21.28
Forfeited	(39)	15.36
Vested	(8)	18.31
Non-vested shares at December 31, 2011	936	$15.75

As of December 31, 2011 unrecognized compensation cost related to restricted stock awards was $4.7 million which will be recognized in future periods prior to vesting.

Performance-Based Share Units

We have a long-term incentive program that allows for the award of performance share units which cliff vest after three years, subject to continued employment (with accelerated vesting upon a change in control). Performance-based share units granted represent the number of shares of common

17. Equity-Based Compensation (CPE Inc. only) (Continued)

stock to be awarded based on the achievement of targeted performance levels related to pre-established total stockholder return goals over a three year period and may range from 0% to 200% of the targeted amount. The grant date fair value of the awards is based upon a Monte Carlo simulation and is amortized over the performance period.

A summary of performance based share unit award activity is as follows (in thousands):

	Number	Weighted Average Grant-Date Fair Value (per share)
Non-vested units at January 1, 2011	—	$ —
Granted	162	20.12
Forfeited	(3)	20.12
Vested	—	—
Non-vested units at December 31, 2011	159	$20.12

As of December 31, 2011, unrecognized compensation cost related to performance based share units was $2.3 million which will be recognized in future periods prior to vesting.

Non-Qualified Stock Options

On November 20, 2009, March 3, 2010 and March 8, 2011, we granted non-qualified stock options under the LTIP to certain employees. Generally, the agreements provide that any option awarded will become exercisable in three years. However, the option will become pro-rata exercisable sooner if a grantee terminates employment because of death, disability, redundancy or retirement. The option award will fully vest if an employee is terminated without cause within two years after a change in control occurs (as such term is defined in the LTIP). No option can be exercised more than ten years after the date of grant. Each award will be forfeited if the grantee terminates employment with or stops providing services to us for any reason other than those reasons noted above.

17. Equity-Based Compensation (CPE Inc. only) (Continued)

A summary of non-qualified stock option activity is as follows (in thousands except per share amounts):

	Number	Weighted Average Exercise Price (per option)	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value(1)
Options outstanding at January 1, 2010	1,012	$15.00	9.89	
Granted	59	16.20		
Forfeited	(39)	15.00		
Options outstanding at December 31, 2010	1,032	$15.07	8.91	$8,426
Options outstanding at January 1, 2011	1,032	$15.07	8.91	
Granted	136	20.99		
Forfeited	(30)	15.54		
Options outstanding at December 31, 2011	1,138	$15.77	8.06	$4,240

(1) The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option at year-end.

As of December 31, 2011, we had $3.9 million of unrecognized compensation expense, net of estimated forfeitures, for non-vested stock options, which will be recognized as expense over the remaining weighted-average vesting period of approximately one year. As we have had no options exercised, we have no proceeds from stock issuances, no intrinsic value of stock options exercised, and no tax benefits related to equity-based compensation.

We used the Black-Scholes-Merton option pricing model to determine the fair value of stock options. Determining the fair value of equity-based awards requires judgment, including estimating the expected term that stock options will be outstanding prior to exercise, and the associated volatility. As we have no historical exercise history, expected option life assumptions were developed using the simplified method as outlined in Topic 14, *Share-Based Payment*, of the Staff Accounting Bulletin Series. We utilized U.S. Treasury yields as of the grant date for our risk-free interest rate assumption, matching the treasury yield terms to the expected life of the option. We utilized a 6.5 year peer historical lookback to develop our expected volatility.

The assumptions used to estimate the fair value of options granted on March 8, 2011, March 3, 2010 and November 20, 2009 are as follows:

	2011	2010	2009
Weighted-average fair value (per option)	$ 12.47	$ 9.34	$ 8.85
Assumptions:			
Risk-free interest rate	2.9%	3.0%	2.9%
Expected option life	6.5 years	6.5 years	6.5 years
Expected volatility	59.5%	57.0%	59.0%

17. Equity-Based Compensation (CPE Inc. only) (Continued)

Rio Tinto Plans

Prior to the IPO, certain of our employees participated in Rio Tinto equity-based compensation plans. As a result of the IPO, the awards granted by Rio Tinto became vested, in full or on a pro-rata basis, in accordance with the employee separation provisions contained in the original terms of the awards. Our equity-based compensation expense for the year ended December 31, 2009 includes $936,000 as a result of the accelerated vesting of the Rio Tinto awards. Rio Tinto retained the obligation to settle the vested awards with our employees. As a result of the IPO, we reversed a $1.3 million accrued liability for the fair value of certain awards to be settled in cash and adjusted former parent's equity to reflect Rio Tinto's assumption of this liability. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2.

Employee Stock Purchase Plan

In May 2011, our stockholders approved the Cloud Peak Energy Inc. Employee Stock Purchase Plan ("ESPP"). Eligible employees are able to authorize payroll deductions on a voluntary basis to purchase shares of CPE Inc.'s common stock at a discount from the market price. A maximum of 500,000 shares of common stock have been reserved for sale under the ESPP. Employees are eligible to participate in the ESPP if employed by us for at least six months and have completed at least 1,000 hours of service per calendar year. Participating employees may contribute up to $200 of their eligible earnings during each pay period or $4,800 per plan year. The purchase price of common stock purchased under the ESPP is equal to the lesser of (i) 90% of the fair market value of CPE Inc.'s common stock on the offering date and (ii) 90% of the fair market value of CPE Inc.'s common stock on the last day of the annual option period.

Purchase rights granted under the ESPP are valued using the Black-Scholes-Merton model. As of December 31, 2011, there was $0.3 million of total unrecognized compensation cost related to the ESPP that is expected to be recognized over a remaining period of eight months. Total compensation expense related to the ESPP was $0.1 million for the year ended December 31, 2011. No compensation expense was recognized in the year ended December 31, 2010 or 2009 related to the ESPP.

The fair value of each purchase right granted under the ESPP was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions:

	2011
Weighted-average fair value (per award)	$6.04
Assumptions:	
Risk-free interest rate	0.1%
Expected option life	1.0
Expected volatility	43.0%

18. Equity and Comprehensive Income

Immediately prior to the IPO structuring transactions, RTEA and an affiliate held 60,000,000 common membership units in CPE Resources. See "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" in Note 2. In connection with the IPO, we purchased 30,600,000 of the common membership units from RTEA, which represented 51% of the outstanding units. The CPE Resources limited liability company agreement, as amended, requires that there must be a one-to-one ratio between the number of common membership units held by CPE Inc. and the number of shares of CPE Inc. common stock issued and outstanding and not held in treasury.

Therefore, when we issued restricted stock pursuant to the LTIP or if options issued under the plan were exercised and new shares were issued, CPE Inc. acquired additional common membership units in order to maintain the one-to-one ratio. Any time that those restricted shares were forfeited; they were cancelled along with the related membership units. CPE Inc. is required to contribute any cash consideration received for issued shares, net of applicable withholding taxes, to CPE Resources. We issued 849,402 shares of restricted stock on the IPO date and subsequently cancelled 400 shares due to forfeitures (See Note 17). Further stock activity resulted in a net increase of the total common membership units issued and outstanding to 60,849,002 at December 31, 2009.

Allocations of CPE Resources's net income or net losses are made at the end of each fiscal quarter pro rata based on the number of common membership units owned by each member, as compared to the total number of common membership units outstanding at the time of the allocation. In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering resulting in a divesture of 100% of Rio Tinto's holdings in CPE Inc. Because CPE Inc. became the 100% holder of all membership units subsequent to the Secondary Offering, all CPE Resources income is now allocated to CPE Inc.

Comprehensive income includes net income and other comprehensive income arising from activity related to our defined benefit employee benefit plans (see Note 14). The following table summarizes

18. Equity and Comprehensive Income (Continued)

the allocation of total comprehensive income between the controlling and noncontrolling interests for the year ended December 31, (in thousands):

CPE Inc.

	2011	2010		
	Total	Controlling Interest	Noncontrolling Interest	Total
Net income (loss)	$189,797	$33,737	$83,460	$117,197
Other comprehensive income (loss):				
Decker pension adjustments	(1,885)	295	—	295
Retiree medical plan amortization of prior service cost	1,305	751	654	1,405
Retiree medical plan adjustment	(5,602)	(3,587)	—	(3,587)
Income taxes on retiree medical plan and pension adjustments	2,226	916	—	916
Total other comprehensive income	(3,956)	(1,625)	654	(971)
Total comprehensive income (loss)	$185,841	$32,112	$84,114	$116,226

CPE Resources

	2011	2010		
	Total	Managing Member	Rio Tinto Members	Total
Net income (loss)	$201,221	$86,993	$83,460	$170,453
Other comprehensive income (loss):				
Decker pension adjustments	(1,885)	295	—	295
Retiree medical plan amortization of prior service cost	1,305	751	654	1,405
Retiree medical plan adjustment	(5,602)	(3,587)	—	(3,587)
Income taxes on retiree medical plan adjustment	2,226	—	—	—
Total other comprehensive income	(3,956)	(2,541)	654	(1,887)
Total comprehensive income (loss)	$197,265	$84,452	$84,114	$168,566

18. Equity and Comprehensive Income (Continued)

The following table summarizes the allocation of total comprehensive income between the controlling and noncontrolling interests for the year ended December 31, (in thousands):

CPE Inc.

	2009		
	Controlling Interest	Noncontrolling Interest	Total
Net income (loss)	$381,701	$11,849	$393,550
Other comprehensive income (loss):			
Decker pension adjustments	1,104	1,032	2,136
Decker pension adjustments income tax	(397)	—	(397)
Retiree medical plan initiation	(8,587)	(8,028)	(16,615)
Retiree medical plan initiation income tax	3,091	—	3,091
Retiree medical plan adjustment	308	287	595
Income taxes on retiree medical plan adjustment	(111)	—	(111)
Total other comprehensive income	(4,592)	(6,709)	(11,301)
Total comprehensive income (loss)	$377,109	$ 5,140	$382,249

CPE Resources

	2009		
	Managing Member	Rio Tinto Members	Total
Net income (loss)	$12,675	$385,091	$397,766
Decker pension adjustments	1,104	1,032	2,136
Retiree medical plan initiation	(8,587)	(8,028)	(16,615)
Retiree medical plan adjustment	308	287	595
Total other comprehensive income	(7,175)	(6,709)	(13,884)
Total comprehensive income (loss)	$ 5,500	$378,382	$383,882

19. Earnings Per Share (CPE Inc. Only)

Prior to the IPO on November 19, 2009, our parent company and predecessor for financial reporting purposes was RTEA. In anticipation of the IPO, RTEA contributed substantially all of its assets and liabilities associated with our coal business to CPE Resources. The limited liability company agreement for CPE Resources was amended in connection with the IPO to increase the number of its common membership units to 60,000,000 units and to require a one-to-one ratio between the number of common membership units held by CPE Inc. and the number of outstanding shares of CPE Inc. common stock. Consequently, CPE Inc.'s acquisition of a 51% interest in CPE Resources resulted in the transfer of 30,600,000 common membership units to CPE Inc. and the issuance of 30,600,000 shares

19. Earnings Per Share (CPE Inc. Only) (Continued)

of common stock to the public. We consider the effect of the equity restructuring transactions that occurred in connection with the IPO to be substantially similar to a stock split, where one share of RTEA stock, which prior to the IPO represented 100% ownership of the business of CPE Resources, became equivalent to 60,000,000 common membership units in CPE Resources. Pursuant to the one-to-one ratio requirements, CPE Inc. would have been required to have 60,000,000 shares of common stock outstanding if it had owned the 100% interest in CPE Resources that was held by RTEA, as former parent, prior to the IPO. Accordingly, we assume that 60,000,000 shares of common stock were outstanding during periods prior to the IPO for purposes of calculating basic and diluted earnings per share.

On December 15, 2010, CPE Inc. priced the Secondary Offering of 29,400,000 shares of its common stock on behalf of Rio Tinto. In connection with the Secondary Offering, we exchanged 29,400,000 shares of common stock for the common membership units of CPE Resources held by Rio Tinto and completed the Secondary Offering, resulting in a divestiture of 100% of Rio Tinto's holdings in CPE Resources. As a result of this transaction, CPE Resources became a wholly-owned subsidiary of CPE Inc.

The table below summarizes the calculation of basic earnings per share for the years ended December 31, (in thousands, except per share amounts):

	2011	2010	2009
Amounts attributable to controlling interest common stockholders:			
Income from continuing operations	$189,797	$33,737	$170,623
Income from discontinued operations	—	—	211,078
Net income	$189,797	$33,737	$381,701
Earnings per share from continuing operations	$ 3.16	$ 1.06	$ 3.01
Earnings per share from discontinued operations	—	—	3.73
Basic earnings per share	$ 3.16	$ 1.06	$ 6.74
Weighted-average shares outstanding	60,004	31,889	56,617

In conjunction with preparing our 2011 consolidated financial statements, we identified a clerical error in the computation of the 2010 weighted-average shares outstanding, which resulted in an understatement of earnings per share for the three months and twelve months ended December 31, 2010. The previously reported earnings per share balances for the three months and twelve months ended December 31, 2010 of $0.28 and $0.98, respectively, have been corrected to $0.36 and $1.06, respectively. This clerical error overstated the weighted-average shares outstanding balances, both basic and diluted, for each of these periods due to the inclusion of the 60,000,000 post-Secondary Offering shares outstanding from November 15, 2010 as opposed to the correct date of December 15, 2010. The previously reported weighted-average share outstanding balances for the three months and twelve months ended December 31, 2010 of 45.3 million shares and 34.3 million shares, respectively, have been corrected to 35.7 million shares and 31.9 million shares, respectively. We have assessed the impact

19. Earnings Per Share (CPE Inc. Only) (Continued)

of these adjustments and determined that the error is immaterial to our 2010 consolidated financial statements and does not affect our 2011 consolidated financial statements.

There were no dilutive potential shares of common stock prior to the IPO. Following the IPO, dilutive potential shares of common stock include restricted stock and options issued under the LTIP (see Note 17) and common stock that could have been issued in exchange for CPE Resources common membership units held by Rio Tinto members (see Note 18). We apply the treasury stock method to determine dilution from restricted stock and options, and apply the if-converted method to determine dilution from the exchange of common membership units. In applying the if-converted method, we assumed that the Rio Tinto entities exchanged all of their membership units in CPE Resources for an equivalent number of shares of CPE Inc. common stock. In this calculation, we increased the numerator to include CPE Resources income attributable to the noncontrolling interest and decreased the numerator to reflect the additional income tax expense that results from the attribution of additional CPE Resources income to CPE Inc.'s controlling interest in CPE Resources. The calculation of such additional income tax expense reflects our combined federal and state statutory rate of 36%.

The following table summarizes the calculation of diluted earnings per share for the years ended December 31, (in thousands, except per share amounts):

	2011	2010	2009
Numerator for calculation of diluted earnings per share:			
Income attributable to controlling interest stockholders	$189,797	$33,737	$170,623
Add back income attributable to the noncontrolling interest, net of estimated income taxes	—	—	7,583
Numerator for diluted income from continuing operations per share	189,797	33,737	178,206
Income from discontinued operations	—	—	211,078
Numerator for diluted net income per share	$189,797	$33,737	$389,284
Denominator for basic income per share—weighted-average shares outstanding	60,004	31,889	56,617
Dilutive effect of stock equivalents	633	—	—
Weighted-average common stock from assumed exchange of CPE Resources common membership units held by noncontrolling interest	—	—	3,383
Denominator for diluted earnings per share	60,637	31,889	60,000
Diluted earnings per share from continuing operations	$ 3.13	$ 1.06	$ 2.97
Diluted earnings per share from discontinued operations	—	—	3.52
Diluted earnings per share	$ 3.13	$ 1.06	$ 6.49

19. Earnings Per Share (CPE Inc. Only) (Continued)

For the years ended December 31, the following were excluded from the diluted earnings per share calculation because they were anti-dilutive (in thousands):

	2011	2010	2009
CPE Resources common membership units held by noncontrolling interest	—	25,695	—
Restricted stock	7	878	849
Options outstanding	73	1,032	1,012
Employee stock purchase plan	8	—	—

20. Related Party Transactions

Related party activity consists primarily of coal sales to our equity method investment, Venture Fuels Partnership, and deliveries of coal to Rio Tinto under coal sales contracts entered with Rio Tinto prior to the Secondary Offering. For purposes of classifying related party transactions, we consider all agreements entered into with Rio Tinto prior to the Secondary Offering as related party transactions. As of November 2011, all material sales and support service agreements entered into with Rio Tinto prior to the Secondary Offering have been terminated.

The following table summarizes related party transactions for the years ended December 31 (in thousands):

	2011	2010	2009
Transactions with Rio Tinto:			
Credit arrangements and guarantee fees			
Interest expenses paid to Rio Tinto	$ —	$ 683	$ 1,187
Transitional support services			
Rent expense paid to Rio Tinto	$ —	$ 245	$ 367
Fees charged by CPE Resources for Colowyo mine support	$ —	$ —	$ 1,400
Other commercial transactions			
Agency services fees paid to Rio Tinto	$ 712	$ 245	$ —
Revenues from export sales agreements with Rio Tinto	$16,203	$ 8,569	$ —
Other related party transactions:			
Coal sales			
Sales of coal to Venture Fuels Partnership	$20,461	$27,674	$21,434

Credit Arrangements and Guarantee Fees

While we were a subsidiary of Rio Tinto, Rio Tinto served as guarantor of our surety bonds and certain letters of credit securing our obligations were issued on our behalf under Rio Tinto's credit facilities. As of December 31, 2010, we had obtained replacement surety bonds for all of the $445.5 million in bonds for which Rio Tinto had been the guarantor. Included in interest expense were

20. Related Party Transactions (Continued)

fees Rio Tinto charged us in connection with transitional support of our credit arrangements for the years ended December 31, 2010 and 2009.

Transitional Support Services

Following the IPO, Rio Tinto affiliates provided certain transitional support services to us pursuant to a transition services agreement. Costs incurred under this agreement are included in selling, general and administrative expenses.

Following the distribution of our interests in Colowyo and the uranium mining venture, we provided certain transitional management and administrative support services to the distributed entities on a cost reimbursement basis. Fees for these transitional support services are included as a reduction in cost of product sold and selling, general, and administrative expenses for the year ended December 31, 2009. These transitional services were terminated in March 2009.

Coal Sales

Included in revenues were sales of coal to Venture Fuels Partnership, a 50% owned coal marketing company.

Other Commercial Transactions

Related party transactions for the year ended December 31, 2011 include the delivery of coal under arms-length commercial arrangements in the ordinary course of business with Rio Tinto and engaging Rio Tinto for agency services in connection with our export coal sales. As of November 2011, all material sales and support service agreements with Rio Tinto have been terminated.

For additional related party transactions, see "Initial Public Offering, Related IPO Structuring Transactions, and Secondary Offering" and "Pre-IPO Expense Allocations" in Note 2.

21. Segment Information

Our management reviews, manages and operates our business as a single operating segment—the production of low sulfur, thermal coal from surface mines, located in the Western region of the U.S. within the PRB, which is sold to electric utilities and industrial customers.

The following table presents a summary of total revenues from external customers by geographic location for the years ended December 31 (in thousands):

	2011	2010	2009
United States	$1,257,604	$1,194,800	$1,271,738
Asia	287,236	163,030	95,997
Other	8,821	12,931	30,465
Total revenues from external customers	$1,553,661	$1,370,761	$1,398,200

We attribute revenue to individual countries based on the location of the customer. Our sales to customers located outside of the United States are made primarily to customers in Asia and Canada.

As of December 31, 2011, 2010, and 2009, all of our long-lived assets were located in the U.S. All of our revenues for the years ended December 31, 2011, 2010, and 2009 originated in the U.S.

22. CPE Inc. (Parent Company Only) Financial Information

Due to restrictions on CPE Resources's ability to pay dividends or transfer assets to CPE Inc. imposed by its debt covenants, the following parent company only condensed financial information is presented which reflects the financial condition, results of operations and cash flows of CPE Inc. The information has been prepared using the equity method of consolidation under U.S. GAAP.

The results of operations and cash flows are for the years ended December 31, (in thousands):

Condensed Statements of Operations

	2011	2010	2009
Revenues	$ 7,254	$ 9,469	$ 475
Costs and expenses			
General and administrative expenses	7,254	9,517	475
Total costs and expenses	7,254	9,517	475
Loss before equity in earnings of consolidated subsidiaries and income taxes	—	(48)	—
Equity in earnings of CPE Resources	201,221	86,237	12,791
Interest expense	(104)	(21)	—
Change in tax agreement liability	(19,854)	(19,669)	—
Income tax provision	8,534	(32,762)	(4,216)
Net income (loss)	$189,797	$ 33,737	$ 8,575

22. CPE Inc. (Parent Company Only) Financial Information (Continued)

Condensed Balance Sheets

	December 31, 2011	December 31, 2010
ASSETS		
Current assets		
Cash	$ —	$ 1
Deferred income taxes	6,881	6,483
Due from related party	27,892	11,297
Prepaid income tax	—	5,505
Other assets	409	1,200
Total current assets	35,182	24,486
Deferred income taxes	54,548	62,021
Other assets	48	96
Investment in CPE Resources	845,428	639,260
Total assets	$935,206	$725,863
LIABILITIES and STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 50	$ 133
Current portion of tax agreement liability	19,113	18,226
Accrued expenses	14,131	4,420
Total current liabilities	33,294	22,779
Tax agreement liability, net of current portion	151,523	171,885
Total liabilities	184,817	194,664
Total stockholders' equity	750,389	531,199
Total liabilities and stockholders' equity	$935,206	$725,863

22. CPE Inc. (Parent Company Only) Financial Information (Continued)

Condensed Statements of Cash Flows

	Year Ended December 31,		
	2011	2010	2009
Operating activities			
Net income (loss)	$ 189,797	$ 33,737	$ 8,575
Adjustments to reconcile net income (loss) to net cash used in operating activities	(189,797)	(33,736)	(8,575)
Net cash used in operating activities	—	1	—
Investing activities			
Net cash provided by investing activities	—	—	—
Financing activities			
Issuance of common stock	—	—	433,755
Distribution to former parent	—	—	(433,755)
Net cash provided by financing activities	—	—	—
Increase (decrease) in cash and cash equivalents	—	1	—
Cash and cash equivalents at beginning of period	—	—	—
Cash and cash equivalents at end of period	$ —	$ 1	$ —

23. Summary Unaudited Quarterly Financial Information

A summary of the unaudited quarterly results of operations for the years ended December 31, 2011 and 2010 is presented below (in thousands except share amounts).

	Year Ended December 31, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$356,545	$387,679	$406,950	$402,487
Operating income	53,882	74,706	60,173	61,707
Net income	26,773	94,594	24,611	43,819
Income per common share from continuing operations attributable to the controlling interest:				
Basic	$ 0.45	$ 1.58	$ 0.41	$ 0.73
Diluted	$ 0.44	$ 1.56	$ 0.41	$ 0.72

The successful bids for the WAII North and WAII South Coal Tracts during the three months ended June 30, 2011 were a triggering event for updating our estimates of the ARO and tax agreement liability. Increases in the mine life at Antelope deferred reclamation activities which resulted in a reduction in the ARO that exceeded the carrying amount of the related asset retirement cost by $15.7 million and was recognized as a reduction of depreciation and depletion expense in the three months ended June 30, 2011. An increase in the undiscounted estimated future liability due to Rio Tinto under the Tax Receivable Agreement resulted in a $42.7 million charge to non-operating income and was offset by a related increase of $15.4 million to the net value of deferred tax assets which was

23. Summary Unaudited Quarterly Financial Information (Continued)

recorded through income tax benefit in the three months ended June 30, 2011. In addition, the successful bids increased our estimate of future taxable income and we expected to realize the benefit of an additional $78.2 million of our deferred tax assets, against which we had previously recorded a valuation allowance, which was recorded through income tax benefit in the three months ended June 30, 2011.

During the three months ended September 30, 2011, CPE Inc. completed its 2010 federal income tax return filing process, which included a final determination of the amount of CPE Inc.'s increased tax basis in CPE Resources's assets recorded as a result of the Secondary Offering. By operation of the partnership income tax rules following Rio Tinto's exit from the partnership under the Secondary Offering, the future value attributable to the additional tax basis has been recalculated and reduced. Correspondingly, the liability CPE Inc. expected to owe under the Tax Receivable Agreement at the time of the Secondary Offering decreased, resulting in a $29.9 million credit to additional paid in capital as of September 30, 2011.

Additionally, during the three months ended September 30, 2011, CPE Inc. completed its annual update of its most recent operating plans and calculation of the resulting estimated future taxable income. Because of the reduced future tax value expected to be received as explained above, there was a decrease in the estimated liability due to Rio Tinto under the Tax Receivable Agreement, resulting in a $22.9 million benefit to non-operating income for the three months ended September 30, 2011. Related adjustments of $32.9 million to the net value of deferred tax assets were recorded through income tax expense.

	Year Ended December 31, 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)
Revenues	$310,993	$341,603	$372,364	$345,801
Operating income	47,826	58,306	64,350	41,393
Net income	28,762	39,170	19,516	29,749
Net income (loss) attributable to controlling interest	11,597	15,858	(6,599)	12,881
Income (loss) per common share from continuing operations attributable to the controlling interest:				
Basic	$ 0.38	$ 0.52	$ (0.22)	$ 0.36
Diluted	$ 0.38	$ 0.51	$ (0.22)	$ 0.36

(1) Amounts have been corrected as disclosed within Note 19. Earnings Per Share.

Our second, third, and fourth quarter 2010 operating results included $4.3 million ($3.5 million after tax), $4.3 million ($3.5 million after tax), and $6.8 million ($4.4 million after tax), respectively, in charges due to updates to estimates for non-income based taxes. Our third quarter 2010 operating results included a $19.7 million charge to income from continuing operations and a $5.4 million charge to income tax expense related to our Tax Receivable Agreement. This adjustment reduced third quarter income from continuing operations and net income by $25.1 million and reduced related basic and diluted per share amounts by $0.77.

In the fourth quarter of 2010, we completed the Secondary Offering (see Note 2).

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only)

In accordance with the indentures governing the senior notes, certain wholly-owned U.S. subsidiaries of CPE Resources (the "Guarantor Subsidiaries") have fully and unconditionally guaranteed these senior notes on a joint and several basis. Separate financial statements and other disclosures concerning the Guarantor Subsidiaries are not presented because management believes that such information is not material to the senior note holders. The following historical financial statement information is provided for the Guarantor/Non-Guarantor Subsidiaries:

Supplemental Condensed Consolidating Statement of Operations (in thousands)

	Year Ended December 31, 2011				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 1	$1,529,846	$ 23,814	$ —	$1,553,661
Costs and expenses					
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	192	1,125,340	25,585	—	1,151,117
Depreciation and depletion	2,027	80,689	4,411	—	87,127
Selling, general and administrative expenses	—	8,539	3,930	—	12,469
Asset impairment charges	46,735	5,745	—	—	52,480
Total costs and expenses	48,954	1,220,313	33,926	—	1,303,193
Operating income	(48,953)	309,533	(10,112)	—	250,468
Other income (expense)					
Interest income and other, net	590	1	1	—	592
Interest expense	(32,772)	(932)	(58)	—	(33,762)
Other	—	2,105	—	—	2,105
Total other expense	(32,182)	1,174	(57)	—	(31,065)
Income from continuing operations before income tax provision and earnings (losses) from affiliates	(81,135)	310,707	(10,169)	—	219,403
Income tax provision	83,425	(106,956)	3,548	—	(19,983)
Earnings from unconsolidated affiliates, net of tax	21	1,780	—	—	1,801
Earnings (losses) from consolidated affiliates, net of tax	198,910	(6,621)	—	(192,289)	—
Net income	$201,221	$ 198,910	$ (6,621)	$(192,289)	$ 201,221

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Operations (Continued)
(in thousands)

	Year Ended December 31, 2010				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 78	$1,348,769	$21,914	$ —	$1,370,761
Costs and expenses					
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	221	958,773	19,920	—	978,914
Depreciation and depletion	2,080	97,189	754	—	100,023
Amortization and accretion	—	12,788	2,908	—	15,696
Selling, general and administrative expenses	29,187	33,577	782	—	63,546
Asset impairment charges	—	659	—	—	659
Total costs and expenses	31,488	1,102,986	24,364	—	1,158,838
Operating income	(31,410)	245,783	(2,450)	—	211,923
Other income (expense)					
Interest income and other, net	600	115	7	—	722
Interest expense	(45,629)	(1,230)	(58)	—	(46,917)
Total other expense	(45,029)	(1,115)	(51)	—	(46,195)
Income from continuing operations before income tax provision and earnings (losses) from affiliates	(76,439)	244,668	(2,501)	—	165,728
Income tax provision	1,146	(430)	64	—	780
Earnings from unconsolidated affiliates, net of tax	26	3,919	—	—	3,945
Earnings (losses) from consolidated affiliates, net of tax	245,720	(2,437)	—	(243,283)	—
Net income	$170,453	$ 245,720	$(2,437)	$(243,283)	$ 170,453

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Operations (Continued)
(in thousands)

	Year Ended December 31, 2009				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenues	$ 161	$1,367,593	$30,446	$ —	$1,398,200
Costs and expenses					
Cost of product sold (exclusive of depreciation, depletion, amortization and accretion, shown separately)	11	907,537	25,941	—	933,489
Depreciation and depletion	5,023	87,017	5,829	—	97,869
Amortization and accretion	—	37,643	3,663	—	41,306
Selling, general and administrative expenses	20,100	48,506	1,229	—	69,835
Asset impairment charges	698	—	—	—	698
Total costs and expenses	25,832	1,080,703	36,662	—	1,143,197
Operating income	(25,671)	286,890	(6,216)	—	255,003
Other income (expense)					
Interest income and other, net	275	19	35	—	329
Interest expense	(5,447)	(483)	(62)	—	(5,992)
Total other expense	(5,172)	(464)	(27)	—	(5,663)
Income from continuing operations before income tax provision and earnings (losses) from affiliates	(30,843)	286,426	(6,243)	—	249,340
Income tax provision	8,214	(74,653)	2,413	—	(64,026)
Earnings from unconsolidated affiliates, net of tax	(793)	2,167	—	—	1,374
Earnings (losses) from consolidated affiliates, net of tax	251,737	(3,830)	—	(247,907)	—
Income from continuing operations	228,315	210,110	(3,830)	(247,907)	186,688
Income (loss) from discontinued operations, net of tax	169,451	—	41,627	—	211,078
Net income	$397,766	$ 210,110	$37,797	$(247,907)	$ 397,766

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Balance Sheet
(in thousands)

	December 31, 2011				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets					
Cash and cash equivalents	$ 401,087	$ 2	$ 3,151	$ —	$ 404,240
Restricted cash	71,245	—	—	—	71,245
Accounts receivable, net	130	92,936	2,181	—	95,247
Inventories, net	5,753	61,677	4,218	—	71,648
Due from related parties	—	256,460	—	(256,460)	—
Deferred income taxes and other assets	—	45,533	—	—	45,533
Investments in marketable securities	75,228	—	—	—	75,228
Current assets of discontinued					
Total current assets	553,443	456,608	9,550	(256,460)	763,141
Noncurrent assets					
Property, plant and equipment, net	6,684	1,338,839	4,612	—	1,350,135
Goodwill	—	35,634	—	—	35,634
Deferred income taxes	34,307	28,931	15,042	—	78,280
Investments and other assets	1,134,791	—	—	(1,105,018)	29,773
Total assets	$1,729,225	$1,860,012	$ 29,204	$(1,361,478)	$2,256,963
LIABILITIES AND MEMBER'S EQUITY					
Current liabilities					
Accounts payable and accrued expenses	$ 4,895	$ 111,527	$ 6,754	$ —	$ 123,176
Royalties and production taxes	—	133,349	2,723	—	136,072
Due to related parties	282,661	—	1,219	(256,460)	27,420
obligations	—	102,198	—	—	102,198
Current portion of long-term debt	45	3,960	966	—	4,971
Total current liabilities	287,601	351,034	11,662	(256,460)	393,837
Noncurrent liabilities					
Senior notes	596,077	—	—	—	596,077
Federal coal lease obligations, net of current portion	—	186,119	—	—	186,119
Asset retirement obligations, net of current portion	—	126,267	66,440	—	192,707
Other liabilities	119	84,201	6,021	(47,546)	42,795
Total liabilities	883,797	747,621	84,123	(304,006)	1,411,535
Commitments and Contingencies (Note 15)					
Total member's equity	845,428	1,112,391	(54,919)	(1,057,472)	845,428
Total liabilities and member's equity	$1,729,225	$1,860,012	$ 29,204	$(1,361,478)	$2,256,963

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Balance Sheet (Continued)
(in thousands)

	December 31, 2010				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current assets					
Cash and cash equivalents	$ 322,010	$ 4	$ 18,086	$ —	$ 340,100
Restricted cash	182,072	—	—	—	182,072
Accounts receivable, net	—	63,913	1,260	—	65,173
Due from related parties	—	172,985	2,413	(175,398)	—
Inventories, net	5,069	55,907	3,994	—	64,970
Deferred income taxes and other assets	—	26,641	64	(893)	25,812
Total current assets	509,151	319,450	25,817	(176,291)	678,127
Noncurrent assets					
Property, plant and equipment, net	5,165	999,464	3,708	—	1,008,337
Goodwill	—	35,634	—	—	35,634
Deferred income taxes	1,389	68,180	9,395	—	78,964
Investments and other assets	911,304	—	—	(872,999)	38,305
Total assets	$1,427,009	$1,422,728	$ 38,920	$(1,049,290)	$1,839,367
LIABILITIES AND MEMBER'S EQUITY					
Current liabilities					
Accounts payable and accrued expenses	$ 4,685	$ 117,803	$ 6,131	$ —	$ 128,619
Royalties and production taxes	—	124,623	2,415	—	127,038
Due to related parties	186,262	—	—	(175,398)	10,864
Deferred income taxes	893	—	—	(893)	—
Current portion of federal coal lease obligations	—	54,630	—	—	54,630
Current portion of long-term debt	52	3,862	966	—	4,880
Total current liabilities	191,892	300,918	9,512	(176,291)	326,031
Senior notes	595,684	—	—	—	595,684
Noncurrent liabilities					
Federal coal lease obligations, net of current portion	—	63,659	—	—	63,659
Asset retirement obligations, net of current portion	—	119,998	62,172	—	182,170
Other liabilities	174	61,644	3,478	(32,732)	32,564
Total liabilities	787,750	546,219	75,162	(209,023)	1,200,108
Total member's equity	639,259	876,509	(36,242)	(840,267)	639,259
Total liabilities and member's equity	$1,427,009	$1,422,728	$ 38,920	$(1,049,290)	$1,839,367

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
(in thousands)

	Year Ended December 31, 2011				
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$ 55,508	$ 247,529	$ (6,090)	$ —	$ 296,947
Investing activities					
Purchases of property, plant and equipment	(9,721)	(132,793)	(208)	—	(142,722)
Initial payment on federal coal leases	—	(69,407)	—	—	(69,407)
Return of restricted cash	110,972	—	—	—	110,972
Proceeds from sales of assets	—	713	—	—	713
Purchases of marketable securities	(75,228)	—	—	—	(75,228)
Distributions received from subsidiary	—	8,637	—	(8,637)	—
Net cash provided by (used in) investing activities	26,023	(192,850)	(208)	(8,637)	(175,672)
Financing activities					
Principal payments on federal coal leases	—	(54,630)	—	—	(54,630)
Distributions	(162)	—	(8,637)	8,637	(162)
Other	(2,292)	(51)	—	—	(2,343)
Net cash used in financing activities	(2,454)	(54,681)	(8,637)	8,637	(57,135)
Net increase (decrease) in cash and cash equivalents	79,077	(2)	(14,935)	—	64,140
Cash and cash equivalents at beginning of year	322,010	4	18,086	—	340,100
Cash and cash equivalents at the end of year	$401,087	$ 2	$ 3,151	$ —	$ 404,240

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows (Continued)
(in thousands)

	Year Ended December 31, 2010			
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$ 202,843	$136,543	$(3,685)	$ 335,701
Investing activities				
Purchases of property, plant and equipment	(4,282)	(87,208)	(149)	(91,639)
Return of restricted cash	116,533	—	—	116,533
Restricted cash deposit	(218,425)	—	—	(218,425)
Other	—	1,437	74	1,511
Net cash used in investing activities	(106,174)	(85,771)	(75)	(192,020)
Financing activities				
Principal payments on federal coal leases	—	(50,768)	—	(50,768)
Distributions to Members	(21,129)	—	—	(21,129)
Net cash used in financing activities	(21,129)	(50,768)	—	(71,897)
Net increase (decrease) in cash and cash equivalents	75,540	4	(3,760)	71,784
Cash and cash equivalents at end of period	246,470	—	21,846	268,316
Cash and cash equivalents at beginning of period	$ 322,010	$ 4	$18,086	$ 340,100

24. Supplemental Guarantor/Non-Guarantor Financial Information (CPE Resources only) (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows (Continued)
(in thousands)

	Year Ended December 31, 2009			
	Parent Company (CPE Resources)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Net cash provided by (used in) operating activities	$ 296,225	$ 178,200	$ (17,841)	$ 456,584
Investing activities				
Purchases of property, plant and equipment	(3,105)	(109,578)	(7,059)	(119,742)
Restricted cash deposit	(80,180)	—	—	(80,180)
Change in cash advances to affiliates	(217,468)	—	—	(217,468)
Other	126	173	14	313
Net cash used in investing activities	(300,627)	(109,405)	(7,045)	(417,077)
Financing activities				
Borrowings on long-term debt	595,284	—	—	595,284
Principal payments of federal coal leases	—	(68,583)	—	(68,583)
Payment of debt issuance costs	(26,585)	—	—	(26,585)
Distributions to former parent	(317,827)	(113)	(764,363)	(1,082,303)
Net cash used in financing activities	250,872	(68,696)	(764,363)	(582,187)
Net cash provided by (used in) continuing operations	246,470	99	(789,249)	(542,680)
Cash flows from discontinued operations				
Net cash from operating activities	—	—	36,029	36,029
Net cash from investing activities	—	—	759,032	759,032
Net cash provided by discontinued operations	—	—	795,061	795,061
Net increase (decrease) in cash and cash equivalents	246,470	99	5,812	252,381
Cash and cash equivalents at beginning of period	—	(99)	16,034	15,935
Cash and cash equivalents at the end of year	$ 246,470	$ —	$ 21,846	$ 268,316

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

CPE Inc.

Disclosure Controls and Procedures

An evaluation was performed by CPE Inc.'s management, under the supervision and with the participation of CPE Inc.'s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of CPE Inc.'s disclosure controls and procedures as of December 31, 2011. CPE Inc.'s Chief Executive Officer and Chief Financial Officer, have concluded that CPE Inc.'s disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to CPE Inc.'s management, including CPE Inc.'s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, were effective at a reasonable assurance level as of December 31, 2011.

CPE Inc.'s management, including CPE Inc.'s Chief Executive Officer and Chief Financial Officer, does not expect that CPE Inc.'s disclosure controls and procedures or CPE Inc.'s internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Management's Report on Internal Control Over Financial Reporting

CPE Inc.'s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision of CPE Inc.'s Chief Executive Officer and Chief Financial Officer, and effected by CPE Inc.'s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of CPE Inc.'s consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CPE Inc.'s management conducted an evaluation of the effectiveness of CPE Inc.'s internal control over financial reporting using the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this evaluation, CPE Inc.'s management concluded that CPE Inc.'s internal control over financial reporting was effective as of December 31, 2011.

CPE Inc.'s independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of CPE Inc.'s internal control over financial reporting as of December 31, 2011, as stated in their audit report included in Part II, Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting

There were no changes in CPE Inc.'s internal control over financial reporting during the quarter ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, CPE Inc.'s internal control over financial reporting.

CPE Resources

Disclosure Controls and Procedures

An evaluation was performed by CPE Resources's management, under the supervision and with the participation of CPE Resources's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of CPE Resources's disclosure controls and procedures as of December 31, 2011. CPE Resources's Chief Executive Officer and Chief Financial Officer, have concluded that CPE Resources's disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to CPE Resources's management, including CPE Resources's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, were effective at a reasonable assurance level as of December 31, 2011.

CPE Resources's management, including CPE Resources's Chief Executive Officer and Chief Financial Officer, does not expect that CPE Resources's disclosure controls and procedures or CPE Resources's internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected.

Management's Report on Internal Control Over Financial Reporting

CPE Resources's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed under the supervision of CPE Resources's Chief Executive Officer and Chief Financial Officer, and effected by CPE Inc.'s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of CPE Resources's consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

CPE Resources's management conducted an evaluation of the effectiveness of CPE Resources's internal control over financial reporting using the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on this evaluation, CPE Resources's management concluded that CPE Resources's internal control over financial reporting was effective as of December 31, 2011.

CPE Resources is a wholly-owned subsidiary of CPE Inc., and as a non-accelerated filer is exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Changes in Internal Control Over Financial Reporting

There were no changes in CPE Resources's internal control over financial reporting during the quarter ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, CPE Resources's internal control over financial reporting.

Item 9B. *Other Information.*

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information required by Item 401 of Regulation S-K is included under the caption Election of Class III Directors in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting and is included in Part I of this report under the caption "Executive Officers." Such information is incorporated herein by reference. The information required by Items 405, 406 and 407(c)(3), (d)(4), and (d)(5) of Regulation S-K will be included under the captions Section 16(a) Beneficial Ownership Reporting Compliance and Corporate Governance in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting and is incorporated herein by reference.

Item 11. ***Executive Compensation.***

The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K will be included in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting under the caption Executive Compensation and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information required by Item 403 of Regulation S-K will be included under the caption Security Ownership of Management and Principal Stockholders in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting and is incorporated herein by reference.

As required by Item 201(d) of Regulation S-K, the following table provides information regarding our equity compensation plans as of December 31, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted -average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders .	2,241,389	$15.77	3,758,611(1)
Equity compensation plans not approved by security holders			
Total	2,241,389	$15.77	3,758,611(1)

(1) Includes 3,258,611 shares under the LTIP and 500,000 shares under our Employee Stock Purchase Plan. Shares available for issuance under the LTIP may be issued pursuant to restricted stock, restricted stock units, options, stock appreciation rights, dividend equivalent rights, performance awards, and share awards.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by Item 404 of Regulation S-K will be included under the captions Certain Relationships and Related Transactions in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting and is incorporated herein by reference. The information required by Item 407(a) of Regulation S-K will be included under the caption Independence of Directors in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting and is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services.***

The information required by Item 9(e) of Schedule 14A will be included under the caption Independent Auditor Fees and Services in our Proxy Statement to be distributed to our stockholders in connection with our 2012 annual meeting and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *The following documents are filed as part of this Report:*

(1) Reports of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Operations for the Years Ended December 31, 2011, 2010, and 2009

Consolidated Statements of Equity for the Years Ended December 31, 2011, 2010, and 2009

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010, and 2009

Notes to Consolidated Financial Statements

(2) Reserved

(3) Exhibit List

(b) *Exhibits*

The following documents are filed or furnished as part of this annual report on Form 10-K. The Company will furnish a copy of any exhibit listed to requesting stockholders upon payment of the Company's reasonable expenses in furnishing those materials.

Exhibit Number	Description of Documents
3.1	Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to CPE Inc.'s Form S-1 filed on November 2, 2009 (File No. 333-161293))
3.2	Amended and Restated Bylaws of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
3.3	Amended and Restated Certificate of Formation of Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 3.1 to CPE Resources's Registration Statement on Form S-4/A filed on August 17, 2010 (File No. 333-168639))
3.4	Third Amended and Restated Limited Liability Company Agreement of Cloud Peak Energy Resources LLC, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
4.1	Form of Stock Certificate of Cloud Peak Energy Inc. (Incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))

Exhibit Number	Description of Documents
4.2	Indenture, dated as of November 25, 2009, by and among Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page), Cloud Peak Energy Finance Corp., Wilmington Trust Company and Citibank, N.A. (Incorporated herein by reference to Exhibit 4.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
4.3	Form of Exchange Notes (Included in Exhibit 4.2 hereto)
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.4 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.5	State of Wyoming Coal Lease No.0-26695: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.6	Federal Coal Lease WYW-8385: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.6 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.7	Federal Coal Lease WYW-23929: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.7 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.8	Federal Coal Lease WYW 174407: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.8 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.9	Federal Coal Lease WYW-154432: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.10	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.11	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.12	Federal Coal Lease MTM-88405: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.12 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.13	Modified Federal Coal Lease MTM-069782: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on June 18, 2010 (File No. 001-34547))
10.14	Federal Coal Lease MTM-94378: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.14 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.15	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.15 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))

Exhibit Number	Description of Documents
10.16	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.16 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.17	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.17 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.18	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.18 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.19	Federal Coal Lease WYW 163340: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on July 1, 2011 (File No. 001-34547))
10.20	Federal Coal Lease WYW 177903: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on August 12, 2011 (File No. 001-34547))
10.21	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended by supplement dated as of January 1, 1974, amendment No. 2 dated as of December 1, 1977, amendment No. 3, dated as of August 24, 1978, amendment No. 4, dated as of January 1, 1982, amendment No. 5, dated as of July 9, 1983, amendment No. 6, dated as of May 7, 1985, amendment No. 7, dated as of January 1, 1989, amendment No. 8, dated as of January 1, 1989, amendment No. 9, dated as of December 13, 1990 (sic), amendment No. 10, dated as of January 1, 1999, amendment No. 11, dated as of April 9, 2002 (Incorporated herein by reference to Exhibit 10.19 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293)), and amendment No. 12, dated as of January 20, 2012 (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on January 24, 2012).
10.22	Master Separation Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.23	Management Services Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.24	RTEA Coal Supply Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.25	Tax Receivable Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))

Exhibit Number	Description of Documents
10.26	Amended and Restated Credit Agreement, dated as of June 3, 2011, by and among Cloud Peak Energy Resources LLC, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K/A filed on June 7, 2011 (File No. 001-34547))
10.27	Guarantee and Security Agreement, dated as of November 25, 2009, by and between Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc. (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
10.28	Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.32 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.29	Amendment No. 1 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 14, 2011 (File No. 001-34547))†
10.30	Amendment No. 2 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.31	Amendment No. 3 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.32	Form of IPO Nonqualified Stock Option Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.33 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.33	Form of IPO Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.34 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.34	Form of IPO Director Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.44 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))
10.35	Form of Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.48 to CPE Inc.'s Annual Report on Form 10-K filed on February 25, 2011 (File No. 001-34547))
10.36	Form of Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Performance Share Unit Award Agreement (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.37	Form of Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.38	Form of Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Restricted Stock Agreement (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†

Exhibit Number	Description of Documents
10.39	Form of Cloud Peak Energy Inc. Annual Incentive Plan (Incorporated herein by reference to Exhibit 10.35 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.40	Form Document Deferred Compensation Plan—Deferred Compensation Plan for Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 22, 2011 (File No. 001-34547))†
10.41	Cloud Peak Energy Inc. Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.42	Employment Agreement between Cloud Peak Energy Inc. and Colin Marshall dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.40 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.43	Employment Agreement between Cloud Peak Energy Inc. and Michael Barrett dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.41 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.44	Employment Agreement between Cloud Peak Energy Inc. and Adrian Nick Taylor dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.42 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.45	Employment Agreement between Cloud Peak Energy Inc. and Gary Rivenes dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.43 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.46	Employment Agreement between Cloud Peak Energy Inc. and James Orchard dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.44 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.47	Employment Agreement between Cloud Peak Energy Inc. and Cary Martin dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.45 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.48	Employment Agreement between Cloud Peak Energy Inc. and Bryan Pechersky dated as of March 3, 2010 (Incorporated herein by reference to Exhibit 10.46 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.49	Employment Agreement between Cloud Peak Energy Inc. and Todd Myers dated as of July 6, 2010 (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Quarterly Report on Form 10-Q filed on August 5, 2010 (File No. 001-34547))†
12.1*	Computation of Ratio of Earnings to Fixed Charges for CPE Inc. and CPE Resources
21.1*	List of subsidiaries of CPE Inc.
21.2*	List of subsidiaries of CPE Resources
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Inc.
23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Resources

Exhibit Number	Description of Documents
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.3*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
31.4*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
32.3*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.4*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
95.1*	Mine Safety Disclosure
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Document

* Filed or furnished herewith, as applicable

† Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUD PEAK ENERGY INC.

By: /s/ COLIN MARSHALL

Date: February 16, 2012

Colin Marshall
President and Chief Executive Officer
Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name and Signatures	Title	Date
/s/ COLIN MARSHALL **Colin Marshall**	President and Chief Executive Officer *(Principal Executive Officer)*	February 16, 2012
/s/ MICHAEL BARRETT **Michael Barrett**	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*	February 16, 2012
/s/ HEATH HILL **Heath Hill**	Vice President and Chief Accounting Officer *(Principal Accounting Officer)*	February 16, 2012
/s/ KEITH BAILEY **Keith Bailey**	*(Chairman of the Board of Directors)*	February 16, 2012
/s/ WILLIAM T. FOX III **William T. Fox III**	*(Director)*	February 16, 2012
/s/ STEVEN W. NANCE **Steven W. Nance**	*(Director)*	February 16, 2012
/s/ WILLIAM F. OWENS **William F. Owens**	*(Director)*	February 16, 2012
/s/ CHRIS TONG **Chris Tong**	*(Director)*	February 16, 2012
/s/ JAMES VOORHEES **James Voorhees**	*(Director)*	February 16, 2012

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUD PEAK ENERGY RESOURCES LLC

By: /s/ COLIN MARSHALL

Date: February 16, 2012

Colin Marshall
President and Chief Executive Officer
Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Name and Signatures	Title	Date
/s/ COLIN MARSHALL **Colin Marshall**	President and Chief Executive Officer *(Principal Executive Officer)*	February 16, 2012
/s/ MICHAEL BARRETT **Michael Barrett**	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*	February 16, 2012
/s/ HEATH HILL **Heath Hill**	Vice President and Chief Accounting Officer *(Principal Accounting Officer)*	February 16, 2012
Cloud Peak Energy Inc.	*(Sole Managing Member)*	
By: /s/ COLIN MARSHALL **Colin Marshall** **President and Chief Executive Officer**		February 16, 2012

EXHIBIT INDEX

The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.

Exhibit Number	Description of Documents
3.1	Amended and Restated Certificate of Incorporation of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.2 to Amendment No. 3 to CPE Inc.'s Form S-1 filed on November 2, 2009 (File No. 333-161293))
3.2	Amended and Restated Bylaws of Cloud Peak Energy Inc. effective as of November 25, 2009 (Incorporated herein by reference to Exhibit 3.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
3.3	Amended and Restated Certificate of Formation of Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 3.1 to CPE Resources's Registration Statement on Form S-4/A filed on August 17, 2010 (File No. 333-168639))
3.4	Third Amended and Restated Limited Liability Company Agreement of Cloud Peak Energy Resources LLC, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
4.1	Form of Stock Certificate of Cloud Peak Energy Inc. (Incorporated herein by reference to Exhibit 4.1 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))
4.2	Indenture, dated as of November 25, 2009, by and among Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page), Cloud Peak Energy Finance Corp., Wilmington Trust Company and Citibank, N.A. (Incorporated herein by reference to Exhibit 4.1 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
4.3	Form of Exchange Notes (Included in Exhibit 4.2 hereto)
10.1	Federal Coal Lease WYW-151643: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.2	Federal Coal Lease WYW-141435: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.3	Federal Coal Lease WYW-0321780: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.4	Federal Coal Lease WYW-0322255: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.4 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.5	State of Wyoming Coal Lease No.0-26695: Antelope Coal Mine (Incorporated herein by reference to Exhibit 10.5 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.6	Federal Coal Lease WYW-8385: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.6 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.7	Federal Coal Lease WYW-23929: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.7 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))

Exhibit Number	Description of Documents
10.8	Federal Coal Lease WYW 174407: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.8 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.9	Federal Coal Lease WYW-154432: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.10	State of Wyoming Coal Lease No. 0-26935-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.11	State of Wyoming Coal Lease No. 0-26936-A: Cordero-Rojo Mine (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.12	Federal Coal Lease MTM-88405: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.12 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.13	Modified Federal Coal Lease MTM-069782: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on June 18, 2010 (File No. 001-34547))
10.14	Federal Coal Lease MTM-94378: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.14 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.15	State of Montana Coal Lease No. C-1101-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.15 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.16	State of Montana Coal Lease No. C-1099-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.16 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.17	State of Montana Coal Lease No. C-1100-00: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.17 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.18	State of Montana Coal Lease No. C-1088-05: Spring Creek Mine (Incorporated herein by reference to Exhibit 10.18 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293))
10.19	Federal Coal Lease WYW 163340: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on July 1, 2011 (File No. 001-34547))
10.20	Federal Coal Lease WYW 177903: Antelope Coal LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on August 12, 2011 (File No. 001-34547))

Exhibit Number	Description of Documents
10.21	Agreement by and among Western Minerals, Inc., Wytana, Inc., Montana Royalty Company, Ltd. and Peter Kiewit Sons' Inc., dated September 1, 1970, as amended by supplement dated as of January 1, 1974, amendment No. 2 dated as of December 1, 1977, amendment No. 3, dated as of August 24, 1978, amendment No. 4, dated as of January 1, 1982, amendment No. 5, dated as of July 9, 1983, amendment No. 6, dated as of May 7, 1985, amendment No. 7, dated as of January 1, 1989, amendment No. 8, dated as of January 1, 1989, amendment No. 9, dated as of December 13, 1990 (sic), amendment No. 10, dated as of January 1, 1999, amendment No. 11, dated as of April 9, 2002 (Incorporated herein by reference to Exhibit 10.19 to CPE Inc.'s Form S-1 filed on August 12, 2009 (File No. 333-161293)), and amendment No. 12, dated as of January 20, 2012 (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on January 24, 2012).
10.22	Master Separation Agreement, dated as of November 19, 2009, by and among Cloud Peak Energy Inc., Cloud Peak Energy Resources LLC, Rio Tinto America Inc., Rio Tinto Energy America Inc. and Kennecott Management Services Company (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.23	Management Services Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.9 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.24	RTEA Coal Supply Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Resources LLC and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.10 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.25	Tax Receivable Agreement, dated as of November 19, 2009, by and between Cloud Peak Energy Inc. and Rio Tinto Energy America Inc. (Incorporated herein by reference to Exhibit 10.11 to CPE Inc.'s Current Report on Form 8-K filed on November 25, 2009 (File No. 001-34547))
10.26	Amended and Restated Credit Agreement, dated as of June 3, 2011, by and among Cloud Peak Energy Resources LLC, Morgan Stanley Senior Funding, Inc. and a syndicate of lenders (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K/A filed on June 7, 2011 (File No. 001-34547))
10.27	Guarantee and Security Agreement, dated as of November 25, 2009, by and between Cloud Peak Energy Resources LLC (and its subsidiaries listed on the signature page) and Morgan Stanley Senior Funding, Inc. (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on December 2, 2009 (File No. 001-34547))
10.28	Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.32 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.29	Amendment No. 1 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 14, 2011 (File No. 001-34547))†

Exhibit Number	Description of Documents
10.30	Amendment No. 2 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.31	Amendment No. 3 to the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.32	Form of IPO Nonqualified Stock Option Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.33 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.33	Form of IPO Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.34 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.34	Form of IPO Director Restricted Stock Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.44 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))
10.35	Form of Director Restricted Stock Unit Agreement under the Cloud Peak Energy Inc. 2009 Long Term Incentive Plan (Incorporated herein by reference to Exhibit 10.48 to CPE Inc.'s Annual Report on Form 10-K filed on February 25, 2011 (File No. 001-34547))
10.36	Form of Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Performance Share Unit Award Agreement (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.37	Form of Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Nonqualified Stock Option Agreement (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.38	Form of Cloud Peak Energy Inc. 2009 Long Term Incentive Plan Restricted Stock Agreement (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on March 9, 2011 (File No. 001-34547))†
10.39	Form of Cloud Peak Energy Inc. Annual Incentive Plan (Incorporated herein by reference to Exhibit 10.35 to Amendment No. 5 to CPE Inc.'s Form S-1 filed on November 16, 2009 (File No. 333-161293))†
10.40	Form Document Deferred Compensation Plan—Deferred Compensation Plan for Cloud Peak Energy Resources LLC (Incorporated herein by reference to Exhibit 10.1 to CPE Inc.'s Current Report on Form 8-K filed on March 22, 2011 (File No. 001-34547))†
10.41	Cloud Peak Energy Inc. Employee Stock Purchase Plan (Incorporated herein by reference to Exhibit 10.3 to CPE Inc.'s Current Report on Form 8-K filed on May 20, 2011 (File No. 001-34547))†
10.42	Employment Agreement between Cloud Peak Energy Inc. and Colin Marshall dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.40 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†

Exhibit Number	Description of Documents
10.43	Employment Agreement between Cloud Peak Energy Inc. and Michael Barrett dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.41 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.44	Employment Agreement between Cloud Peak Energy Inc. and Adrian Nick Taylor dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.42 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.45	Employment Agreement between Cloud Peak Energy Inc. and Gary Rivenes dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.43 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.46	Employment Agreement between Cloud Peak Energy Inc. and James Orchard dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.44 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.47	Employment Agreement between Cloud Peak Energy Inc. and Cary Martin dated as of November 14, 2009 (Incorporated herein by reference to Exhibit 10.45 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.48	Employment Agreement between Cloud Peak Energy Inc. and Bryan Pechersky dated as of March 3, 2010 (Incorporated herein by reference to Exhibit 10.46 to CPE Inc.'s Annual Report on Form 10-K filed on March 17, 2010 (File No. 001-34547))†
10.49	Employment Agreement between Cloud Peak Energy Inc. and Todd Myers dated as of July 6, 2010 (Incorporated herein by reference to Exhibit 10.2 to CPE Inc.'s Quarterly Report on Form 10-Q filed on August 5, 2010 (File No. 001-34547))†
12.1*	Computation of Ratio of Earnings to Fixed Charges for CPE Inc. and CPE Resources
21.1*	List of subsidiaries of CPE Inc.
21.2*	List of subsidiaries of CPE Resources
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Inc.
23.2*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for CPE Resources
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
31.3*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
31.4*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.
32.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Inc.

Exhibit Number	Description of Documents
32.3*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
32.4*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for CPE Resources
95.1*	Mine Safety Disclosure
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Document

* Filed or furnished herewith, as applicable

† Management contract or compensatory plan or arrangement

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Exhibit 31.1

CERTIFICATION

I, Colin Marshall, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 16, 2012

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Michael Barrett, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 16, 2012

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

Exhibit 31.3

CERTIFICATION

I, Colin Marshall, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Resources LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 16, 2012

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 31.4

CERTIFICATION

I, Michael Barrett, certify that:

1. I have reviewed this annual report on Form 10-K of Cloud Peak Energy Resources LLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 16, 2012

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Colin Marshall, the Chief Executive Officer of Cloud Peak Energy Inc. (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 16, 2012

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Michael Barrett, the Chief Financial Officer of Cloud Peak Energy Inc. (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 16, 2012

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

Exhibit 32.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Colin Marshall, the Chief Executive Officer of Cloud Peak Energy Resources LLC (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 16, 2012

/s/ COLIN MARSHALL

Colin Marshall
Chief Executive Officer

Exhibit 32.4

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

I, Michael Barrett, the Chief Financial Officer of Cloud Peak Energy Resources LLC (the "Company"), certify, pursuant to 18 U.S.C., Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, that:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 16, 2012

/s/ MICHAEL BARRETT

Michael Barrett
Chief Financial Officer

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